Filed Pursuant to Rule 424(b)(4)
Registration No. 333-153127
Registration No. 333-161074

PROSPECTUS

43,200,000 Shares

Ordinary Shares

This is the initial public offering of the ordinary shares of Avago Technologies Limited, a public limited company incorporated under the laws of the Republic of Singapore. We are offering 21,500,000 of the ordinary shares to be sold in this offering and the selling shareholders identified in this prospectus, including members of our senior management and entities affiliated with directors of our company, are offering an additional 21,700,000 ordinary shares. We will not receive any proceeds from the sale of the shares to be offered by the selling shareholders. Prior to this offering, there has been no public market for our ordinary shares.

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “AVGO.”

See “Risk Factors” on page 13 of this prospectus to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$15.00	$648,000,000
Underwriting discounts and commissions	0.90	38,880,000
Proceeds, before expenses, to Avago Technologies Limited	14.10	303,150,000
Proceeds, before expenses, to the selling shareholders	14.10	305,970,000

To the extent that the underwriters sell more than 43,200,000 ordinary shares, the underwriters have a 30-day option to purchase up to an additional 6,480,000 ordinary shares from the selling shareholders at the public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver the ordinary shares against payment on or about August 11, 2009.

Deutsche Bank Securities	Barclays Capital	Morgan Stanley	Citi

Credit Suisse	Goldman, Sachs & Co.	J.P. Morgan	UBS Investment Bank	KKR

ABN AMRO Incorporated	FTN Equity Capital Markets

The date of this prospectus is August 5, 2009.

AVAGO
TECHNOLOGIES

Your Imagination, Our Innovation

Sense • Illuminate • Connect

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Until August 31, 2009 (25 days after commencement of this offering), all dealers that buy, sell, or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States:    Neither we, the selling shareholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our historical financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” As used in this prospectus, “Avago,” “Company,” “we,” “our,” “us” or “Successor” refer to Avago Technologies Limited and its subsidiaries on a consolidated basis, unless otherwise indicated. As used in this prospectus, “Predecessor” refers to the Semiconductor Products Group, or SPG, of Agilent Technologies, Inc., or Agilent. Our fiscal year end has been October 31 historically and, commencing with the 2008 fiscal year, is the Sunday that is the closest to October 31. Unless otherwise stated, all years refer to our fiscal year. Unless otherwise noted or the context otherwise makes clear, all discussions of historical data include the results of the camera module business, which was sold on February 3, 2005 and to which we refer to in this prospectus as the Camera Module Business, and exclude the results of the storage business, which was sold on February 28, 2006 and to which we refer to in this prospectus as the Storage Business, the printer ASICs business, which was sold on May 1, 2006 and to which we refer to in this prospectus as the Printer ASICs Business, the image sensor operations, which was sold on December 8, 2006 and to which we refer to in this prospectus as the Image Sensor operations, and our infra-red operations, which was sold on January 10, 2008 and to which we refer to in this prospectus as the Infra-red operations and, together with the Storage Business, the Printers ASICs Business and the Image Sensor operations, the Discontinued Operations.

Our Business

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. III-V semiconductor materials have higher electrical conductivity, enabling faster speeds and tend to have better performance characteristics than conventional silicon in applications such as radio frequency, or RF, and optoelectronics. III-V refers to elements from those groups in the periodic table of chemical elements, and examples of these materials are gallium arsenide (GaAs), gallium nitride (GaN) and indium phosphide (InP). Our product portfolio is extensive and includes approximately 6,500 products in four primary target markets: wireless communications, wired infrastructure, industrial and automotive electronics, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 end customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Brocade Communications Systems, Inc., Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A. and Samsung Electronics Co., Ltd. For the six months ended May 3, 2009, our top 10 customers, which included four distributors, collectively accounted for 59% of our net revenue from continuing operations.

We focus on maintaining an efficient global supply chain and a variable, low-cost operating model. Accordingly, we have outsourced a majority of our manufacturing operations. We have over 35 years of operating history in Asia, where approximately 57% of our employees are located and where we produce and source the majority of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing. For the fiscal year ended November 2, 2008 and the six months ended May 3, 2009, we generated net revenues from continuing operations of $1.699 billion and $693 million, respectively, and net income (loss) of $83 million and $(25) million, respectively.

Our Competitive Strengths

Our leadership in the design, development and supply of III-V analog semiconductor devices in our target markets is based on the following competitive strengths:

Leading designer and manufacturer of III-V analog semiconductor devices.    Our engineering expertise includes combining III-V semiconductors with many other components into application specific products that enable entire electronic systems or sub-systems. Our expertise in these areas allows us to effectively design and manufacture our products using specialized, highly conductive materials that are especially suited for RF and optoelectronics products.

Significant intellectual property portfolio and research and development targeting key growth markets.    Our history and market position enable us to strategically focus our research and development resources to address attractive target markets. We leverage our significant intellectual property portfolio of more than 5,000 U.S. and foreign patents and patent applications to integrate multiple technologies and create component solutions that target growth opportunities.

Large and broadly diversified business provides multiple growth opportunities.    Our sales are broadly diversified across products, customers, sales channels, geographies and target markets. We offer more than 6,500 products to approximately 40,000 end customers in our four primary target markets. We have generated substantial sales in key markets across the globe including the Americas, Europe, Asia/Pacific and Japan. The diversity of our customers, target markets and applications provides us with multiple growth opportunities.

Established, collaborative customer relationships with leading OEMs.    We have established strong relationships with leading global customers across multiple target markets. Our close customer relationships have often been built as a result of years of collaborative product development which has enabled us to build our intellectual property portfolio and develop critical expertise regarding our customers’ requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers and has enabled us to be more efficient and productive and to better serve our target markets and customers.

Highly efficient operating model.    We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We outsource standard complementary metal-oxide semiconductor, or CMOS, processes. Our primarily outsourced manufacturing business model provides the flexibility to respond to market opportunities, simplifies our operations and reduces our capital requirements.

Strategy

Our goal is to continue to be a global market leader in the design, development and supply of III-V analog semiconductor devices in our target markets. Key elements of our strategy include:

Rapidly introduce proprietary products.    We believe our current product expertise, key engineering talent and intellectual property portfolio provide us with a strong platform from which to develop application specific products in key target markets. We focus our research and development efforts on the development of innovative, sustainable and higher value product platforms. We leverage our design capabilities in markets where we believe our innovation and reputation will allow us to earn attractive margins by developing high value-add products.

Extend our design expertise, intellectual property and technology capabilities.    We continue to build on our history of innovation, intellectual property portfolio, design expertise and system-level knowledge to create more integrated solutions. We intend to continue to invest in the development of future generations of our products to meet the increasingly higher performance and lower cost requirements of our customers. We intend to leverage our engineering capabilities in III-V semiconductor devices and continue to invest resources in recruiting and developing additional expertise in the areas of RF microelectromechanical systems, or RF MEMs, filters and front end modules, high speed serializers/deserializers, or SerDes, and a wide range of optoelectronics technologies.

Focus on large, attractive markets where our expertise provides significant opportunities.    We intend to expand our product offerings to address existing and adjacent market opportunities, and plan to selectively target attractive segments within large established markets. We target markets that require high quality and the integrated performance characteristics of our products.

Increase breadth and depth of our customer relationships.    We continue to expand our customer relationships through collaboration on critical design and product development activities. Customers can rely on our system-level expertise to improve the quality and cost-effectiveness of their products, accelerate time-to-market and improve overall product performance. By collaborating with our customers, we have opportunities to develop high value-added, customized products that leverage our existing technologies. We believe our collaborative relationships enhance our ability to anticipate customer needs and industry trends and will allow us to gain market share and penetrate new markets.

Continue to pursue a flexible and cost-effective manufacturing strategy.    We believe that utilizing outsourced service providers for our standard CMOS manufacturing and a significant majority of assembly and test activities enables us to respond faster to rapidly changing market conditions. We have outsourced a majority of our manufacturing operations and we maintain significant focus on managing an efficient global supply chain and a variable, low-cost operating model.

Risks Associated with Our Company

Investing in our company entails a high degree of risk, including those summarized below and those more fully described in the “Risk Factors ” section beginning on page 13 of this prospectus. You should consider carefully such risks before deciding to invest in our ordinary shares. These risks include, among others:

•	the overall condition of the highly cyclical semiconductor industry, including the impact of the current significant economic downturn;

•	adaptation to technological changes in the semiconductor industry;

•	dependence on contract manufacturing and outsourced supply chain;

•	prolonged disruptions of our manufacturing facilities;

•	manufacturing efficiency and product quality, including potential warranty claims and product recalls;

•	competition in the markets in which we serve;

•	quarterly and annual fluctuations;

•	investments in research and development;

•	departure of key senior managers and the ability to retain and attract key personnel;

•	changes in tax laws;

•	protection and enforcement of our intellectual property rights;

•	loss of one or more of our significant customers;

•	our reliance on third parties to provide services for the operation of our business;

•	risks relating to the transaction of business internationally;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•	our substantial indebtedness;

•	currency fluctuations;

•	certain covenants in our debt documents; and

•	the other factors set forth under “Risk Factors.”

Corporate Information

Avago Technologies Limited was incorporated under the laws of the Republic of Singapore in August 2005. Our Singapore company registration number is 200510713C. The address of our registered office and our principal executive offices is 1 Yishun Avenue 7, Singapore 768923, and our telephone number is +65-6755-7888. We are the successor to the Semiconductor Products Group of Agilent, which we acquired on December 1, 2005 in a transaction that we refer to in this prospectus as the SPG Acquisition.

All of our operations are conducted through our various subsidiaries, which are organized and operated according to the laws of their country of incorporation, and consolidated by Avago Technologies Limited.

Our website address is www.avagotech.com. The information on, or accessible through, our website is not part of this prospectus.

Our trademarks include “Avago Technologies.” All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

The Offering

Ordinary shares offered by us	21,500,000 shares.

Ordinary shares offered by the selling shareholders	21,700,000 shares (or 28,180,000 shares if the underwriters exercise their option to purchase additional shares in full).

Ordinary shares to be outstanding immediately after this offering	235,888,203 shares (or 236,010,173 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that we will receive net proceeds of approximately $297 million from the sale by us of the ordinary shares offered in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive in the aggregate approximately $2 million from selling shareholders who will pay to us the exercise price for options exercised by them for the purpose of selling shares in this offering. We intend to use the net proceeds received by us in connection with this offering for the following purposes and in the following amounts:

•	approximately $53 million will be paid to our equity sponsors in connection with the termination of our advisory agreement pursuant to its terms (with one half payable to each equity sponsor); and

•

approximately $246 million will be used to repay a portion of our long-term indebtedness, which consists of our senior floating rate notes due 2013, 10 1/8% senior notes due 2013 and 11 7/8% senior subordinated notes due 2015, including estimated prepayment premiums. The selection of which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which we effect repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend, among other things, on market conditions.

See “Use of Proceeds.” KKR Capital Markets LLC, one of the underwriters for this offering, is an affiliate of:

•

Kohlberg Kravis Roberts & Co., L.P., one of our equity sponsors, which will receive approximately $28 million of the proceeds from this offering in connection with the termination of our advisory agreement pursuant to its terms, which includes an amount equal to 0.5% of the proceeds to us from this offering as specified in the advisory agreement (see “Certain Relationships and Related Party Transactions—Advisory Agreement”), and

•

an investment advisor that manages certain funds and accounts, which hold $10 million principal amount of our senior floating rate notes, $20 million principal amount of our senior notes and $52 million principal amount of our senior subordinated notes, some or all of which may be retired with a portion of the net proceeds from this offering (see “Underwriting—Relationships/FINRA Rules”).

We will not receive any proceeds from the sale of ordinary shares to be offered by the selling shareholders. The selling shareholders include members of our senior management and entities affiliated with directors of our company. Bali Investments S.àr.l, an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. and Silver Lake Partners, is our controlling shareholder and is a selling shareholder in this offering. See “Principal and Selling Shareholders.”

Nasdaq Global Select Market symbol	AVGO.

The number of ordinary shares to be outstanding after this offering is based on 213,935,874 shares outstanding as of May 3, 2009 plus (1) the 21,500,000 shares to be sold by us in this offering and (2) 452,329 shares that will be issued upon exercise of options held by selling shareholders for the purpose of selling shares in this offering.

As of May 3, 2009, we had 213,935,874 shares outstanding, excluding:

•

21,767,164 ordinary shares issuable upon the exercise of options outstanding under our Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan, as of May 3, 2009 at a weighted average exercise price of $7.49 per share, including 392,442 shares that will be issued upon the exercise of options with a weighted average exercise price of $4.69 per share by selling shareholders and sold by them in this offering;

•

up to 20,000,000 ordinary shares reserved for future issuance under our 2009 Equity Incentive Award Plan, of which options to purchase approximately 2,700,000 ordinary shares at an exercise price equal to the initial public offering price set forth on the cover of this prospectus will be granted prior to this offering;

•

800,000 ordinary shares issuable upon the exercise of an option granted to Capstone Equity Investors LLC at an exercise price of $5.00 per share, including 59,887 shares that will be issued upon the exercise of the option and sold by Capstone in this offering; and

•	up to 8,000,000 ordinary shares issuable pursuant to our Employee Share Purchase Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares from the selling shareholders; and

•	the filing by us of a revised memorandum and articles of association, which will occur on or before the completion of this offering.

Summary Financial Information

Set forth below is summary financial information as of and for the periods presented. You should read this data together with the information under the headings “Risk Factors,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data for the one month ended November 30, 2005 and the years ended October 31, 2006, October 31, 2007 and November 2, 2008 have been derived from audited historical financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data for the six months ended May 4, 2008 and May 3, 2009 and the summary balance sheet data as of May 3, 2009 have been derived from unaudited historical financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited historical financial statements on the same basis as the audited historical financial statements and, in the opinion of our management, the statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial information set forth in these statements. The historical financial data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a fully stand-alone entity during all of the periods presented. We adopted a 52-or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year ends on the Sunday closest to October 31.

	Predecessor(1)	Company
	One Month Ended November 30, 2005	Year Ended			Six Months Ended
		October 31, 2006(2)	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
		(in millions, except per share data)
Statement of Operations Data:
Net revenue	$114	$1,399	$1,527	$1,699	$813	$693
Costs and expenses:
Cost of products sold:
Cost of products sold	87	926	936	981	467	414
Amortization of intangible assets	—	55	60	57	28	29
Asset impairment charges(3)	—	—	140	—	—	—
Restructuring charges(4)	—	2	29	6	2	9

Total costs of products sold	87	983	1,165	1,044	497	452
Research and development	22	187	205	265	128	121
Selling, general and administrative	27	243	193	196	98	82
Amortization of intangible assets	—	56	28	28	14	11
Asset impairment charges(3)	—	—	18	—	—	—
Restructuring charges(4)	1	3	22	6	3	8
Litigation settlement(5)	—	21	—	—	—	—
Acquired in-process research and development	—	—	1	—	—	—

Total costs and expenses	137	1,493	1,632	1,539	740	674

Income (loss) from operations(6)(7)	(23)	(94)	(105)	160	73	19
Interest expense(8)	—	(143)	(109)	(86)	(45)	(38)
Gain (loss) on extinguishment of debt	—	—	(12)	(10)	(10)	1
Other income (expense), net	—	12	14	(4)	2	(4)

Income (loss) from continuing operations before income taxes	(23)	(225)	(212)	60	20	(22)
Provision for income taxes	2	3	8	3	7	3

Income (loss) from continuing operations	(25)	(228)	(220)	57	13	(25)
Income from and gain on discontinued operations, net of income taxes(9)	1	1	61	26	8	—

Net income (loss)	$(24)	$(227)	$(159)	$83	$21	$(25)

	Predecessor(1)	Company
	One Month Ended November 30, 2005	Year Ended			Six Months Ended
		October 31, 2006(2)	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
		(in millions, except per share data)
Net income (loss) per share:
Basic:
Income (loss) from continuing operations		$(1.07)	$(1.03)	$0.27	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes		—	0.29	0.12	0.04	—

Net income (loss)		$(1.07)	$(0.74)	$0.39	$0.10	$(0.12)

Diluted:
Income (loss) from continuing operations		$(1.07)	$(1.03)	$0.26	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes		—	0.29	0.12	0.04	—

Net income (loss)		$(1.07)	$(0.74)	$0.38	$0.10	$(0.12)

Weighted average shares:
Basic		213	214	214	214	214

Diluted		213	214	219	219	214

	As of May 3, 2009
	Actual	As Adjusted(10)
	(in millions)
Balance Sheet Data
Cash and cash equivalents	$241	$241
Total assets	1,805	1,805
Total long-term debt and capital lease obligations	704	468
Total shareholders’ equity	758	994

Quarterly Results (Unaudited)

The following table presents unaudited quarterly consolidated statement of operations data for the eight quarters ended May 3, 2009. We have prepared the unaudited quarterly financial information on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments that we consider necessary for a fair statement of such information in accordance with GAAP for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Three Months Ended
	July 31, 2007	October 31, 2007	February 3, 2008	May 4, 2008	August 3, 2008	November 2, 2008	February 1, 2009	May 3, 2009
	(in millions, except per share data)
Net revenue	$381	$391	$402	$411	$439	$447	$368	$325
Costs and expenses:
Cost of products sold:
Cost of products sold	231	241	230	237	251	263	204	210
Amortization of intangible assets	15	15	14	14	14	15	15	14
Asset impairment charges(3)	140	—	—	—	—	—	—	—
Restructuring charges(4)	8	6	1	1	3	1	6	3

Total cost of products sold	394	262	245	252	268	279	225	227
Research and development	53	51	66	62	68	69	62	59
Selling, general and administrative	44	45	50	48	50	48	40	42
Amortization of intangible assets	7	7	7	7	7	7	6	5
Asset impairment charges(3)	18	—	—	—	—	—	—	—
Restructuring charges(4)	3	8	2	1	2	1	5	3
Acquired in-process research and development	1	—	—	—	—	—	—	—

Total costs and expenses	520	373	370	370	395	404	338	336

Income (loss) from operations(6)(7)	(139)	18	32	41	44	43	30	(11)
Interest expense(8)	(26)	(26)	(25)	(20)	(20)	(21)	(18)	(20)
Gain (loss) on extinguishment of debt	(1)	(1)	(10)	—	—	—	1	—
Other income (expense), net	2	6	1	1	—	(6)	(2)	(2)

Income (loss) from continuing operations before income taxes	(164)	(3)	(2)	22	24	16	11	(33)
Provision for (benefit from) income taxes	3	2	3	4	5	(9)	5	(2)

Income (loss) from continuing operations	(167)	(5)	(5)	18	19	25	6	(31)
Income (loss) from and gain on discontinued operations, net of income taxes(9)	—	3	9	(1)	25	(7)	—	—

Net income (loss)	$(167)	$(2)	$4	$17	$44	$18	$6	$(31)

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(0.78)	$(0.02)	$(0.02)	$0.08	$0.09	$0.12	$0.03	$(0.15)

Income (loss) from and gain on discontinued operations, net of income taxes	—	0.01	0.04	—	0.12	(0.04)	—	—

Net Income (loss)	$(0.78)	$(0.01)	$0.02	$0.08	$0.21	$0.08	$0.03	$(0.15)

Diluted:
Income (loss) from continuing operations	$(0.78)	$(0.02)	$(0.02)	$0.08	$0.09	$0.11	$0.03	$(0.15)

Income (loss) from and gain on discontinued operations, net of income taxes	—	0.01	0.04	—	0.11	(0.03)	—	—

Net Income (loss)	$(0.78)	$(0.01)	$0.02	$0.08	$0.20	$0.08	$0.03	$(0.15)

(1)	Predecessor refers to the Semiconductor Products Group business segment of Agilent.

(2)	We completed the SPG Acquisition on December 1, 2005. The SPG Acquisition was accounted for as a purchase business combination under United States generally accepted accounting principles, or GAAP, and thus the financial results for all periods from and after December 1, 2005 are not necessarily comparable to the prior results of Predecessor. We did not have any significant operating activity prior to December 1, 2005. Accordingly, our results for the year ended October 31, 2006 represent only the eleven months of our operations after the completion of the SPG Acquisition.

(3)	During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities, of which $18 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold.

(4)	Our restructuring charges predominantly represent one-time employee termination benefits. We incurred total restructuring charges of $5 million during the year ended October 31, 2006 ($6 million on a combined basis including the one month period ended November 30, 2005) related to our effort to rationalize our product lines. During the year ended October 31, 2007, we incurred restructuring charges of $51 million, of which $22 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. During the year ended November 2, 2008, we incurred restructuring charges of $12 million, of which $6 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. During the six months ended May 4, 2008 and May 3, 2009, we incurred restructuring charges of $5 million and $17 million, respectively, of which $3 million and $8 million, respectively, were recorded as part of operating expenses and the remainder were recorded as part of cost of products sold.

(5)	In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with the SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.

(6)	Includes share-based compensation expense recorded by Predecessor of $4 million for the one month ended November 30, 2005, and for the Company, $3 million for the year ended October 31, 2006, $12 million for the year ended October 31, 2007, $15 million for the year ended November 2, 2008, $9 million for the six months ended May 4, 2008 and $4 million for the six months ended May 3, 2009. The following table presents the Company’s share-based compensation expense recorded for the periods presented in the quarterly results (unaudited) above:

	Three Months Ended
	July 31, 2007	October 31, 2007	February 3, 2008	May 4, 2008	August 3, 2008	November 2, 2008	February 1, 2009	May 3, 2009
	(in millions)
Cost of products sold	$—	$—	$—	$—	$—	$—	$—	$—
Research and development	—	—	1	—	1	1	1	1
Selling, general and administrative	—	(1)	6	2	2	2	(1)	3

	$—	$(1)	$7	$2	$3	$3	$—	$4

(7)	Includes expense recorded in connection with the advisory agreement with our equity sponsors of $5 million for the year ended October 31, 2006, $5 million for the year ended October 31, 2007, $6 million for the year ended November 2, 2008, $3 million for the six months ended May 4, 2008 and $3 million for the six months ended May 3, 2009. The advisory fees under the advisory agreement are payable on a quarterly basis. Upon completion of this offering, the advisory agreement will be terminated pursuant to its terms and no further payments will be made following such termination. See also “Use of Proceeds.”

(8)	Interest expense for the year ended October 31, 2006 includes an aggregate of $30 million of amortization of debt issuance costs and commitment fees for expired credit facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of our term loan facility during this period. As of October 31, 2006, we had permanently repaid all outstanding amounts under our term loan facility.

(9)	In October 2005, we sold our Storage Business to PMC-Sierra Inc. This transaction closed on February 28, 2006, resulting in $420 million of net cash proceeds. No gain or loss was recorded on the sale.

In February 2006, we sold our Printer ASICs Business to Marvell Technology Group Ltd. for $245 million in cash. Our agreement with Marvell also provides for up to $35 million in additional earn-out payments by Marvell to us based solely on the achievement by Marvell of certain revenue targets in respect of the acquired business subsequent to the acquisition. This transaction closed on May 1, 2006 and no gain or loss was recorded on the initial sale. In April 2007, we received $10 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. In May 2008, we received $25 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations.

In November 2006, we sold our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. For these transactions, we recorded a gain on discontinued operations of approximately $48 million during the three months ended January 31, 2007 and approximately $2 million during the three months ended October 31, 2007.

In October 2007, we sold our Infra-red operations to Lite-On Technology Corporation for $19 million in cash and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On. Under the agreement, we also agreed to a minimum purchase commitment of non Infra-red products over the next three years. This transaction closed in January 2008 resulting in a gain on discontinued operations of $3 million for the first fiscal quarter of 2008. The transaction was subject to certain post-closing adjustments in accordance with the agreement. During the third fiscal quarter of 2008, we notified Lite-On that the first phase of planned cost reductions had not been achieved and requested that they issue a rebate of $4.9 million. Subsequently, we entered into settlement discussions with Lite-On regarding the remaining sales price receivable and the cost reductions, and, based on the progress of those discussions, determined that certain amounts due would likely not be received. As such, we recorded an overall loss from disposal of Infra-red operations of $5 million for fiscal year 2008. During the quarter ended February 1, 2009, we finalized a settlement agreement with Lite-On regarding the remaining sales price receivable and the cost reductions, resulting in no additional gain or loss.

(10)	The balance sheet data is presented on an adjusted basis to reflect our sale of 21,500,000 shares in this offering, the issuance of 452,329 shares upon the exercise of options at a weighted average exercise price of $4.73 per share by the selling shareholders for the purpose of selling shares in this offering, and our application of the estimated net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds.”

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in our ordinary shares. The occurrence of any of the following risks could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The recent economic downturn and financial crisis has negatively affected and will continue to negatively affect our business, results of operations, and financial condition.

The current global recession and financial crisis has led to slower economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and lower levels of liquidity in many financial markets. Consumers and businesses have deferred purchases in response to tighter credit and negative financial news, which has in turn negatively affected product demand and other related matters. The global recession has led to reduced customer spending in the semiconductor market and in our target markets, made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and has caused U.S. and foreign businesses to slow spending on our products. The continuation of this global recession and financial crisis will likely exacerbate these events and could lead to the insolvency of key suppliers resulting in product delays, limit the ability of customers to obtain credit to finance purchases of our products, lead to customer insolvencies, and also result in counterparty failures that may negatively impact our treasury operations. As a result, our business, financial condition and result of operations have been negatively affected and, if the downturn continues, could be materially adversely affected.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. For example, according to the World Semiconductor Trade Statistics, in 2001, the global semiconductor market experienced a 32% decline and is expected to experience a 21.3% decline in 2009 due to the current economic downturn. Periods of industry downturns, including the current economic downturn, have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. In the current economic downturn, we have not been able to grow our revenues or reduce our costs quickly enough to maintain our operating profitability. The current economic downturn has had, and any future economic downturns could have, an adverse effect on our business, financial condition and results of operations.

If we do not adapt to technological changes in the semiconductor industry, we could lose customers or market share.

The semiconductor industry is subject to constant and rapid changes in technology, frequent new product introductions, short product life cycles, rapid product obsolescence and evolving technical standards. Technological developments may reduce the competitiveness of our products and require unbudgeted upgrades that could be expensive and time consuming to implement. Our products could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the technologies related to our products. Furthermore, we continually evaluate expenditures for research and development and must choose among alternative technologies based on our expectations of future market growth and other factors. We may be unable to develop and introduce new or enhanced products that satisfy customer requirements and achieve market acceptance in a timely manner or at all, the technologies where we have focused our research and development expenditures may not become commercially successful, and we may be unable to anticipate new industry standards and technological changes. We also may not be able to respond successfully to new product announcements and introductions by competitors. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers, attract new customers or sell new products to our existing customers.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. As a result, we are highly reliant on third-party foundry wafer fabrication and assembly and test capacity, including sole sourcing for many components or products. For certain of our product families, substantially all of our revenue is derived from semiconductors fabricated by external foundries such as Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. The ability and willingness of our contract manufacturers to perform is largely outside of our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, in the event that manufacturing capacity is reduced or eliminated at one or more facilities, including as a response by contract manufacturers to the recent worldwide decline in the semiconductor industry, manufacturing could be disrupted, we could have difficulties fulfilling our customer orders and our net revenue could decline. In addition, if these third parties on whom we are highly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders and our net revenue could decline. In such events, our business, financial condition and results of operations would be adversely affected.

To the extent we rely on third-party manufacturing relationships, we face the following risks:

•	inability of our manufacturers to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	reduced control over product reliability;

•	more complicated supply chains;

•	inability to maintain continuing relationships with our suppliers;

•	time, expense and uncertainty in identifying and qualifying additional suppliers; and

•	reduced control over delivery schedules and products costs.

Much of our outsourcing takes place in developing countries, and as a result may additionally be subject to geopolitical uncertainty. See “—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.”

A prolonged disruption of our manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.

Although we operate using a primarily outsourced manufacturing business model, we do rely on the manufacturing facilities we own, in particular our fabrication facilities in Fort Collins, Colorado and Singapore. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. A prolonged disruption or material malfunction of, interruption in or the loss of operations at one or more of our production facilities, especially our Fort Collins and Singapore facilities, or the failure to maintain our labor force at one or more of these facilities, would limit our capacity to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, was found. The replacement of the manufacturing facility could take an extended amount of time before manufacturing operations could restart. The potential delays and costs resulting from these steps could have a material adverse effect on our business, financial condition and results of operations.

Unless we and our suppliers continuously improve manufacturing efficiency and quality, our financial performance could be adversely affected.

Manufacturing semiconductors involves highly complex processes that require advanced equipment. We and our suppliers, as well as our competitors, continuously modify these processes in an effort to improve yields and product performance. Defects or other difficulties in the manufacturing process can reduce yields and increase costs. Our manufacturing efficiency will be an important factor in our future financial performance, and we may be unable to maintain or increase our manufacturing efficiency to the same extent as our competitors. For products that we outsource manufacturing, our product yields and performance will be subject to the manufacturing efficiencies of our third-party suppliers.

From time to time, we and our suppliers have experienced difficulty in beginning production at new facilities, transferring production to other facilities, achieving and maintaining a high level of process quality and effecting transitions to new manufacturing processes, all of which have caused us to suffer delays in product deliveries or reduced yields. We and our suppliers may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could be adversely affected by any increase in costs related to increases in production capacity if revenues do not increase proportionately.

Winning business is subject to lengthy competitive selection processes that require us to incur significant expense. Even if we begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no revenues from a product and adversely affect our results of operations.

We are focused on winning competitive bid selection processes, known as “design wins,” to develop semiconductors for use in our customers’ products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that many of our products will likely have very short life cycles. Failure to obtain a design win sometimes prevents us from offering an entire generation of a product. This can result in lost revenues and could weaken our position in future competitive selection processes.

After winning a product design, we may experience delays in generating revenue from our products as a result of the lengthy development cycle typically required. In addition, a delay or cancellation of a customer’s plans could materially and adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our products and materially adversely affect our business, financial condition and results of operations.

Competition in our industry could prevent us from growing our revenue and from raising prices to offset increases in costs.

The global semiconductor market is highly competitive. We compete in different target markets to various degrees on the basis of quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. Some of our competitors are well established, have a more extensive product portfolio, have substantially greater market share and manufacturing, financial, research and development and marketing resources to pursue development, engineering, manufacturing, marketing and distribution of their products. In addition, many of our competitors have longer independent operating histories, greater presence in key markets, more comprehensive patent protection and greater name recognition. We compete with integrated device manufacturers, or IDMs, and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings. In addition, companies not currently in direct competition with us may introduce competing products in the future. Because our products are often building block semiconductors providing functions that in some cases can be integrated into more complex integrated circuits, or ICs, we also face competition from manufacturers of ICs, as well as customers that develop their own IC products. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to combat production overcapacity and high inventory levels. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future.

Our operating results are subject to substantial quarterly and annual fluctuations.

Our revenues and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the timing of receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	seasonality or cyclical fluctuations in our markets;

•	currency fluctuations;

•	utilization of our internal manufacturing facilities;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	availability and cost of raw materials from our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development and internal manufacturing overhead costs. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations.

We may be unable to make the substantial and productive research and development investments which are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. Many of our products originated with our research and development efforts and have provided us with a significant competitive advantage. During fiscal year 2008, we increased our research and development expenditures as compared to prior periods as part of our strategy of devoting focused research and development efforts on the development of innovative and sustainable product platforms. Although we have reduced research and development spending in connection with the current economic downturn, we are committed to investing in new product development in order to stay competitive in our markets and plan to invest in process development and maintain research and development fabrication capabilities in order to develop manufacturing processes for devices that are invented internally. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies where we have focused our research and development expenditures will become commercially successful.

Our business would be adversely affected by the departure of existing members of our senior management team or if our senior management team is unable to effectively implement our strategy.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Mr. Hock E. Tan, our President and Chief Executive Officer. None of our senior management is bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our senior management. The loss of any of our senior management could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

If we are unable to attract, train and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to retain, attract and motivate qualified personnel, including our management, sales and marketing, legal and finance, and especially our design and technical personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. We and our Predecessor have historically encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with expertise in analog and optoelectronic semiconductor design. Competition for such personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Recently several tax bills have been introduced to reform U.S. taxation of international business activities. The current Administration has made public statements indicating that it has made the issue a priority and key members of the U.S. Congress have conducted hearings and proposed legislation. Accordingly, depending on the final form of legislation enacted, if any, these consequences may be significant for us due to the large scale of our international business activities. If any of these proposals are enacted into legislation, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

We are subject to warranty claims, product recalls and product liability.

From time to time, we are subject to warranty or product liability claims that may lead to significant expenses as we defend such claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but such insurance is subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims. We may incur costs and expenses relating to a recall of one of our customers’ products containing one of our devices. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

The complexity of our products could result in unforeseen delays or expenses or undetected defects or bugs, which could adversely affect the market acceptance of new products, damage our reputation with current or prospective customers, and materially and adversely affect our operating costs.

Highly complex products such as the products that we offer, may contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, these defects and bugs. If any of our products contain defects or bugs, or have reliability, quality or compatibility problems, we may not be able to successfully design workarounds. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers, attract new customers, and our financial results. In addition, these defects or bugs could interrupt or delay sales to our customers. To resolve these problems, we may have to invest significant capital and other resources. Although our products are tested by our suppliers, our customers and ourselves, it is possible that our new products will contain defects or bugs. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. In addition, these problems may divert our technical and other resources from other development efforts, we would likely lose, or experience a delay in, market acceptance of the affected product or products, and we could lose credibility with our current and prospective customers. As a result, our financial results could be materially and adversely affected.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our results of operations.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on contract manufacturing and outsourcing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future customer requirements. Our results of operations could be harmed if we are unable to adjust our supply chain volume to address market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the holiday selling season, making demand difficult to anticipate. On occasion, customers may require rapid increases in production, which can challenge our resources and reduce margins. During a market upturn, we may not be able to purchase sufficient supplies or components, or secure sufficient contract manufacturing capacity, to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce revenue growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. If one of our suppliers ceases to, or is unable to, manufacture such a component or supply is otherwise constrained, we may be forced to re-engineer a product or may fail to meet customer demand. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors or make advance payments to suppliers, which could reduce our ability to adjust our inventory or expense levels to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. Downturns in the semiconductor industry have in the past caused, and may in the future cause, our customers to reduce significantly the amount of products ordered from us. If demand for our products is less than we expect, we may experience excess and obsolete inventories and be forced to incur additional charges. Because certain of our sales, research and development and internal manufacturing overhead expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

Our operating results and financial condition could be harmed if the markets into which we sell our products decline.

Visibility into our markets is limited. Just as we are experiencing in the current economic downturn, any decline in our customers’ markets would likely result in a reduction in demand for our products and make it more difficult to collect on outstanding amounts due us. For example, if the Asian market does not grow as anticipated or if the semiconductor market continues to decline, our results of operations will likely continue to suffer. In such an environment, pricing pressures could intensify and, if we were unable to respond quickly, could significantly reduce our gross margins. To the extent we cannot offset recessionary periods or periods of reduced growth that may occur in these markets through increased market share or otherwise, our net revenue may decline and our business, financial condition and results of operations may suffer. Pricing pressures and competition are especially intense in semiconductor-related industries, which could prevent achievement of our long-term financial goals and could require us to implement additional cost-cutting measures. Furthermore, projected industry growth rates may not be as forecasted, which could result in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by companies holding large numbers of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. From time to time, third parties assert against us and our customers and distributors their patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. For example, on July 23, 2009, TriQuint Semiconductor, Inc. filed a complaint against us and certain of our subsidiaries in the U.S. District Court, District of Arizona seeking declaratory judgment that four of our patents relating to RF filter technology used in our wireless products are invalid and, if valid, that TriQuint’s products do not infringe any of those patents. In addition, TriQuint claims that certain of our wireless products infringe three of its patents. TriQuint is seeking damages in an unspecified amount, treble damages for alleged willful infringement, attorneys fees and injunctive relief. We intend to defend this lawsuit vigorously, which actions may include the assertion by us of counterclaims or additional claims against TriQuint related to our intellectual property portfolio.

Claims that our products or processes infringe or misappropriate these rights, regardless of their merit or resolution, are frequently costly and divert the efforts and attention of our management and technical personnel. In addition, many of our customer agreements and in some cases our asset sale agreements require us to indemnify our customers or purchasers for third-party intellectual property infringement claims, which have in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could also harm our relationships with our customers and might deter future customers from doing business with us. We do not know whether we will prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any pending or future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	enter into cross-licenses with our competitors, which could weaken our overall intellectual property portfolio;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	indemnify customer or distributors;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

•	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets. We are unable to predict that:

•

any of the patents and pending patent applications that we presently employ in our business will not lapse or be invalidated, circumvented, challenged, abandoned or, in the case of third-party patents licensed or sub-licensed to us, be licensed to others;

•	our intellectual property rights will provide competitive advantages to us;

•

rights previously granted by third parties to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights against potential competitors or hinder the settlement of currently pending or future disputes;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in certain jurisdictions where competition may be intense or where legal protection may be weak;

•

any of the trademarks, copyrights, mask work rights, trade secrets, know-how or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark or copyright applications will be issued or have the coverage originally sought.

In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. Moreover, from time to time we pursue litigation to assert our intellectual property rights. An adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

We have a number of patent and intellectual property license agreements. Some of these license agreements require us to make one-time or periodic payments. We may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms.

The demands or loss of one or more of our significant customers may adversely affect our business.

Some of our customers are material to our business and results of operations. In the six months ended May 3, 2009, no single customer accounted for 10% or more of our net revenue from continuing operations, and our top 10 customers, which included four distributors, collectively accounted for 59% of our net revenue from operations. During the fiscal year ended November 2, 2008, Avnet, Inc. accounted for 11% of our net revenue from continuing operations, and our top 10 customers, which included five distributors, collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 10% and 12% of our net revenues from continuing operations for the six months ended May 3, 2009 and the fiscal year ended November 2, 2008, respectively. We believe our top customers’ purchasing power has given them the ability to make greater demands on their suppliers, including us. We expect this trend to continue, which we expect will result in our results of operations becoming increasingly sensitive to deterioration in the financial condition of, or other adverse developments related to, one or more of our significant customers. Although we believe that our relationships with our major customers are good, we generally do not have long-term contracts with any of them, which is typical of our industry. As a result, although our customers provide indications of their product needs and purchases on an annual basis, they generally purchase our products on a weekly or daily basis and the relationship, as well as particular orders, can be terminated at any time. The loss of any of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We generally do not have any long-term supply contracts with our contract manufacturers or materials suppliers and may not be able to obtain the products or raw materials required for our business, which could have a material adverse affect on our business.

We either obtain the products we need for our business from third-party contract manufacturers or we obtain the materials we need for our products from suppliers. We purchase a significant portion of our semiconductor materials from a few suppliers. For the six months ended May 3, 2009, we purchased 52% of the materials for our manufacturing processes from eight suppliers. For the fiscal year ended November 2, 2008, we purchased 53% of the materials for our manufacturing processes from eleven suppliers. Substantially all of our purchases are on a purchase order basis, and we have not generally entered into long-term contracts with our contract manufacturers or suppliers. In the event that these purchase orders are terminated, we cannot obtain sufficient quantities of raw materials at reasonable prices, the quality of the material deteriorates, we fail to satisfy our customers’ requirements or we are not able to pass on higher materials costs to our customers, our business, financial condition and results of operations could be adversely impacted. For example, during fiscal year 2008, we have experienced an increase in our cost of products sold as a result of higher energy costs.

Our manufacturing processes rely on many materials, including silicon and GaAs wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

We use third-party contractor manufacturers for most of our manufacturing activities, primarily for wafer fabrication and module assembly and test services. Our agreements with these manufacturers typically require us to forecast product needs, commit to purchase services consistent with these forecasts and may require other commitments in the early stages of the relationship. Our operations could be adversely affected in the event that these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated, our forecasts proved to be materially incorrect or capacity is consumed by our competitors.

We rely on third parties to provide services necessary for the operation of our business. Any failure of one or more of our vendors to provide these services could have a material adverse effect on our business.

We rely on third-party vendors to provide critical services, including, among other things, certain services related to accounting, billing, human resources, information technology, or IT, network development and network monitoring. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable, high quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Any failure of our corporate infrastructure could have a material adverse effect on our business, financial condition and results of operations. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. Although we outsource a significant portion of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. In the past, we and our Predecessor have experienced periods where our gross margins declined due to, among other things, reduced factory utilization resulting from reduced customer demand, reduced selling prices and a change in product mix towards lower margin devices. Increased competition and the existence of product alternatives, more complex engineering requirements, lower demand and other factors may lead to further price erosion, lower revenues and lower margins for us in the future.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

We sell our products throughout the world. In addition, approximately 67% of our employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	changes in labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations, which may result in our products becoming too expensive for foreign customers; and

•	difficulty in obtaining distribution and support.

International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.

A majority of our products are produced and sourced in Asia, primarily in Singapore, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required from the investment commissions or similar agency of the particular jurisdiction and relate to any initial or additional equity investment by foreign entities in local corporations. Our failure to obtain the required approvals could have an adverse effect on our business, financial condition and results of operations.

We are subject to currency exchange risks that could adversely affect our operations.

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. As a result, we are subject to currency risks that could adversely affect our operations, including:

•	risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we do not know whether our efforts will be successful.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system, and those of our contract manufacturers, are subject to risk of catastrophic loss due to fire, flood, or other natural or man-made disasters. A number of our facilities and those of our contract manufacturers are located in areas with above average seismic activity. Any catastrophic loss to any of these facilities would likely disrupt our operations, delay production, shipments and revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at our Fort Collins, Colorado and Singapore facilities would materially and adversely affect our business.

If the tax incentive arrangements we have negotiated with the Government of Singapore change or cease to be in effect, or if our assumptions and interpretations regarding tax laws and incentive arrangements prove to be incorrect, the amount of corporate income taxes we have to pay could significantly increase.

We have structured our operations to maximize the benefit from various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have obtained several tax incentives from the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. Each tax incentive is separate and distinct from the others, and may be granted, withheld, extended, modified, truncated, complied with or terminated independently without any effect on the other incentives. In order to retain these tax benefits, we must meet certain operating conditions specific to each incentive relating to, among other things, maintenance of a treasury function, a corporate headquarters function, specified intellectual property activities and specified manufacturing activities in Singapore. Some of these operating conditions are subject to phase- in periods through 2015. The tax incentives are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 17% commencing from the 2010 year of assessment. For the fiscal years ended October 31, 2006, October 31, 2007 and November 2, 2008, the effect of all these tax incentives, in the aggregate, was to reduce the overall provision for income taxes from what it otherwise would have been in such year by approximately $19 million, $19 million and $24 million, respectively. If we cannot or elect not to comply with the operating conditions included in any particular tax incentive, we will lose the related tax benefits and could be required to refund material tax benefits previously realized by us with respect to that incentive and, depending on the incentive at issue, could likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax concession arrangements.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax incentives are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would increase our expenses, reduce our profitability and adversely affect our cash flows. In addition, taxable income in any jurisdiction is dependent upon acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard among taxing authorities, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could, if successful, substantially increase our income tax expense.

We may pursue acquisitions, dispositions, investments and joint ventures, which could affect our results of operations.

We have disposed of significant portions of the business originally acquired from Agilent through the sale of our Storage Business to PMC-Sierra, Inc. in February 2006, the sale of our Printer ASICs Business to Marvell Technology Group Ltd. in May 2006, the sale of our Image Sensor operations to Micron Technology, Inc. in December 2006, and the sale of our Infra-red operations to Lite-On Technology Corporation in January 2008. We may seek additional opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments or contractual arrangements. These transactions may be intended to result in the reduction of our indebtedness, the realization of cost savings, the generation of cash or income or the reduction of risk. These transactions may also affect our consolidated results of operations.

In 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG. In the first and second quarter of 2008, we completed acquisitions of a manufacturer of motion control encoders and a developer of low-power wireless devices, respectively. In August 2008, we acquired the Bulk Acoustic Wave Filter business of Infineon. In the second quarter of 2009, we acquired a manufacturer of motion control encoders. We expect to continue to make acquisitions of, and investments in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities. We may also enter into strategic alliances or joint ventures to achieve these goals. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

These transactions or any other acquisitions or dispositions involve risks and uncertainties which may have a material adverse effect on our business. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business’ technology, difficulties in entering markets in which we have no or limited direct prior experience, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

Any acquisition may also cause us to assume liabilities, acquire goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

Any future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our exposures to risk related to our substantial indebtedness, increase our leverage and potentially affect our credit ratings, and in the case of equity financing, would be dilutive to our existing shareholders. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our business is subject to various significant international and U.S. laws and other legal requirements, including packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have generally become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to conduct our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies, such as the U.S. Federal Communications Commission. If we fail to adequately address any of these rules or regulations, our business could be harmed.

We must conform the manufacture and distribution of our semiconductors to various laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, we could be required to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to environmental, health and safety laws, which could increase our costs, restrict our operations and require expenditures that could have a material adverse affect on our results of operations and financial condition.

We are subject to a variety of international and U.S. laws and other legal requirements relating to the use, disposal, clean-up of and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations.

We also face increasing complexity in our product design and procurement operations as we adjust to new requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union as of July 1, 2006 under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Other countries, such as the United States, China and Japan, have enacted or may enact laws or regulations similar to the EU legislation. Other environmental regulations may require us to reengineer our products to utilize components which are more environmentally compatible. Such reengineering and component substitution may result in excess inventory or other additional costs and could have a material adverse effect on our results of operations.

In addition to the costs of complying with environmental, health and safety requirements, we may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.

We cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted;

•	our ability to enforce and collect under indemnity agreements and insurance policies relating to environmental liabilities; or

•

the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

We may not realize the expected benefits of our recent restructuring activities and other initiatives designed to reduce costs and increase revenue across our operations.

We recently have pursued a number of restructuring initiatives designed to reduce costs and increase revenue across our operations. These initiatives included significant workforce reductions in certain areas as we realigned our business. Additional initiatives included establishing certain operations closer in location to our global customers, evaluating functions more efficiently performed through partnerships or other outside relationships and steps to attempt to further reduce our overhead costs. We are also exploring opportunities to leverage our technology and diversified product portfolio to increase revenue. These initiatives have been substantial in scope and disruptive to some of our historical operations. We may not realize the expected benefits of these new initiatives. As a result of these initiatives, we have incurred restructuring or other infrequent charges and we may in the future experience disruptions in our operations, loss of key personnel and difficulties in delivering products timely. In the six months ended May 3, 2009 and the year ended November 2, 2008, we incurred restructuring charges of $17 million and $12 million, respectively, consisting primarily of employee severance and related costs resulting from a reduction in our workforce.

We are subject to risks associated with our distributors’ product inventories and product sell-through.

We sell many of our products to customers through distributors who maintain their own inventory of our products for sale to dealers and end users. We recognize revenues for sales to distributors upon delivery to the distributor. We limit distributor return rights and we allow limited price adjustments on sales to distributors. We provide reserves for distributor rights related to these limited stock returns and price adjustments. Sales to distributors accounted for 38% and 35% of our net revenue from continuing operations for the six months ended May 4, 2008 and May 3, 2009, respectively.

If these distributors are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end users or if they decide to decrease their inventories for any reason, such as due to the current global recession or due to any downturn in technology spending, our sales to these distributors and our revenues may decline. In addition, if distributors decide to purchase more inventory in any particular quarter, due to product availability or other reasons, than is required to satisfy end customer demand, inventory at our distributors may grow in such quarter, which could adversely affect our product revenues in a subsequent quarter as such distributors will likely reduce future orders until their inventory levels realign with end customer demand. For example, during the six months ended May 3, 2009, the semiconductor industry experienced a significant decline in demand. Consequently, our distributors experienced declines in their resales of our products and were carrying a higher level of inventories of our products than historical levels at the end of the first fiscal quarter of 2009. As a result, our distributors decided to reduce their inventory of our products during the second fiscal quarter of 2009 and we also reduced our own inventory by $27 million or 15%.

We also face the risk that our distributors may for other reasons have inventory levels in excess of future anticipated sales. If such sales do not occur in the time frame anticipated by these distributors for any reason, these distributors may substantially decrease the amount of product they order from us in subsequent periods, which would harm our business.

Our reserve estimates associated with products stocked by our distributors are based largely on reports that our distributors provide to us on a monthly basis. To date, we believe this data has been generally accurate. To the extent that this resale and channel inventory data is inaccurate or not received in a timely manner, we may not be able to make reserve estimates for future periods accurately or at all.

We rely on third-party distributors and manufacturers’ representatives and the failure of these distributors and manufacturers’ representatives to perform as expected could reduce our future sales.

We sell many of our products to customers through distributors and manufacturers’ representatives. We are unable to predict the extent to which our distributors and manufacturers’ representatives will be successful in marketing and selling our products. Moreover, many of our distributors and manufacturers’ representatives and distributors also market and sell competing products. Our representatives and distributors may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional distributors or manufacturers’ representatives that will be able to market and support our products effectively, especially in markets in which we have not previously distributed our products. If we cannot retain our current distributors or manufacturers’ representatives or recruit additional or replacement distributors or manufacturers’ representatives, our sales and operating results will be harmed.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross profits.

The products we develop and sell are used for high volume applications. As a result, the prices of those products have historically decreased rapidly. We expect that our gross profits on our products are likely to decrease over the next fiscal year below levels we have historically experienced due to pricing pressures from our customers, and an increase in sales of wireless and other products into consumer application markets, which are highly competitive and cost sensitive. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing manufacturing costs, or developing new and higher value-added products on a timely basis.

We will be required to assess our internal control over financial reporting on an annual basis and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, significant expenses to remediate any internal control deficiencies and ultimately have an adverse effect on our share price.

We will comply with Section 404(a) (management’s report on financial reporting) under the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, for the fiscal year ending November 1, 2009, and will comply with Section 404(b) (auditor’s attestation) no later than the fiscal year ending October 31, 2010. We cannot assure you that our compliance with Section 404 will not result in significant additional expenditures. We will be required to disclose, among other things, control deficiencies that constitute a “material weakness.” A “material weakness” is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the disclosure by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our ordinary shares may decline.

If we fail to remedy any material weakness, our financial statements may be inaccurate, our ability to report our financial results on a timely and accurate basis may be adversely affected, our access to the capital markets may be restricted, the trading price of our ordinary shares may decline, and we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq Stock Market. We may also be required to restate our financial statements from prior periods.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

The following table presents our long-term indebtedness and capital lease obligations as of May 3, 2009:

As of May 3, 2009
(in millions)
10 1/8% senior notes due 2013	403
Senior floating rate notes due 2013	50
11 7/8% senior subordinated notes due 2015	247
Long-term obligation for capital leases	4

Total long-term indebtedness and capital lease obligations	$704

In addition, we had $17 million of letters of credit outstanding under our revolving credit facility.

Subject to restrictions in the indentures governing our 10 1/8% senior notes, senior floating rate notes and 11 7/8% senior subordinated notes, generally referred to in this prospectus collectively as our outstanding notes, and our senior credit agreement, we may incur additional indebtedness. Furthermore, borrowings under our senior credit agreement are secured by substantially all of our assets. For more information on our outstanding indebtedness, see “Description of Indebtedness” elsewhere in this prospectus.

Our substantial indebtedness could have important consequences including:

•	making it more difficult for us to satisfy our obligations with respect to our outstanding notes, including our repurchase obligations;

•	increasing our vulnerability to adverse general economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and the semiconductor industry;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate risk to the extent of our variable rate indebtedness;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

Any of the foregoing could materially and adversely affect our business, financial conditions and results of operations.

The indentures governing our outstanding notes and our senior credit agreement impose significant restrictions on our business.

The indentures governing our outstanding notes and the senior credit agreement contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and issue ordinary or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our shares or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, over a specified limit, our senior credit agreement requires us to meet a financial ratio test and restricts our ability to make capital expenditures or prepay certain other indebtedness. Our ability to meet the financial ratio test may be affected by events beyond our control, and we do not know whether we will be able to maintain this ratio.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. We do not know whether we will be granted waivers under, or amendments to, our senior credit agreement or the indentures if for any reason we are unable to meet these requirements, or whether we will be able to refinance our indebtedness on terms acceptable to us, or at all.

The breach of any of these covenants or restrictions could result in a default under the indentures governing our outstanding notes or our senior credit agreement. In addition, our senior credit agreement and our indentures contain cross-default provisions which could thereby result in an acceleration of amounts outstanding under all those debt instruments if certain events of default occur under any of them. If we are unable to repay these amounts, lenders having secured obligations, including the lenders under our senior credit agreement, could proceed against the collateral securing that debt. Any of the foregoing would have a material adverse effect on our business, financial condition and results of operations. For more information on our outstanding indebtedness, see “Description of Indebtedness” elsewhere in this prospectus.

Risks Relating to Investments in Singapore Companies

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in Singapore.

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. There is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Consequently, it may be difficult for investors to enforce against us, our directors or our officers in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interest than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing corporations incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in U.S. corporations are subject to fiduciary duties while controlling shareholders in Singapore corporations are not subject to such duties. Please see “Comparison of Shareholder Rights” for a discussion of differences between Singapore and Delaware corporation law.

For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. At our 2009 annual general meeting of shareholders, our shareholders provided our directors with the general authority to allot and issue any number of new shares (whether as ordinary shares or preference shares) until the earlier of (i) the conclusion of our 2010 annual general meeting, (ii) the expiration of the period within which the next annual general meeting is required to be held (i.e., within 15 months from the conclusion of the last general meeting) or (iii) the subsequent revocation or modification of such general authority by our shareholders acting at a duly noticed and convened meeting. Subject to the general authority to allot and issue new shares provided by our shareholders, the provisions of the Singapore Companies Act and our memorandum and articles of association, our board of directors may allot and issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may think fit to impose. Any additional issuances of new shares by our directors may adversely impact the market price of our ordinary shares.

Risks Relating to Owning Our Ordinary Shares

Control by principal shareholders could adversely affect our other shareholders.

When this offering is completed, our executive officers, directors and greater than 5% shareholders, collectively, will beneficially own approximately 81% of our ordinary shares (based on the number of ordinary shares outstanding as of May 3, 2009 and excluding shares issuable upon exercise of outstanding options other than options exercised by selling shareholders for the purpose of selling shares in this offering), assuming no exercise of the underwriters’ option to purchase additional shares. In addition, pursuant to the terms of our Second Amended and Restated Shareholder Agreement, which we refer to in this prospectus as the Shareholder Agreement, investment funds affiliated with Kohlberg Kravis Roberts & Co., or KKR, and investment funds affiliated with Silver Lake Partners, or Silver Lake, and together with KKR, the Sponsors, or their respective affiliates, and Seletar Investments Pte Ltd, or Seletar, can elect their respective designees to serve as members of our board of directors. These shareholders will have a continuing ability to control our board of directors and will continue to have significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets. In addition, under the “controlled company” exception to the independence requirements of the Nasdaq Stock Market, we will be exempt from the rules of the Nasdaq Stock Market that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and governance committee be comprised solely of independent directors. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our non-Sponsor shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ordinary shares to decline or prevent our shareholders from realizing a premium over the market price for their ordinary shares.

Our share price may be volatile and you may be unable to sell your shares at or above the offering price.

The initial public offering price for our shares was determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our ordinary shares could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	overall conditions in the semiconductor market;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement of, or expectation of additional financing efforts;

•	sales of our ordinary shares by us or our shareholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements with our executive officers, directors and greater than 5% shareholders; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our ordinary shares. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market for our ordinary shares currently exists and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market after this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Based on the number of ordinary shares outstanding as of May 3, 2009, upon completion of this offering, we will have 235,888,203 ordinary shares outstanding, assuming no exercise of our outstanding options other than those options exercised by selling shareholders for the purpose of selling shares in this offering.

All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The remaining 192,688,203 ordinary shares outstanding after this offering, based on shares outstanding as of May 3, 2009, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. 189,454,769 shares are subject to the contractual transfer restrictions in our Second Amended and Restated Shareholder Agreement, which is described under “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement—Transfer Restrictions.” An aggregate of 2,045,399 shares held by members of our board of directors and employees who are party to a management shareholders agreement are subject to transfer restrictions, subject to certain exceptions, until the fifth anniversary of the date of purchase or, in the case of shares purchased upon exercise of options, the date of grant of the option. These shares are currently scheduled to be released from such transfer restrictions as follows: 543,718 shares in 2010, 1,490,792 shares in 2011, no shares in 2012, and 10,889 shares in 2013. These remaining shares will generally become available for sale subject to compliance with applicable securities laws or upon expiration of these lock-up agreements or other contractual restrictions.

The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period. See “Shares Eligible for Future Sale” elsewhere in this prospectus.

After this offering, the holders of 191,350,167 ordinary shares, or 81% based on shares outstanding as of May 3, 2009, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” elsewhere in this prospectus. In addition, upon exercise of outstanding options by our executive officers and certain other employees, our executive officers and those other employees will be entitled to rights with respect to registration of the ordinary shares acquired on exercise. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our ordinary shares. If we file a registration statement for the purposes of selling additional shares to raise capital, and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under Securities Act to register approximately 54 million shares for issuance under our Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries and 2009 Equity Incentive Award Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to a 180-day lock-up period and other restrictions provided under the terms of the Management Shareholders Agreement, the applicable plan and/or the option agreements entered into with option holders.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. Although we have already hired additional staff to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Singapore corporate law may impede a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

The Singapore Code on Take-overs and Mergers contains provisions that may delay, deter or prevent a future takeover or change in control of our company for so long as we remain a public company with more than 50 shareholders and net tangible assets of S$5 million or more. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (both inclusive) of our voting shares, and such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers. While the Singapore Code on Take-overs and Mergers seeks to ensure equality of treatment among shareholders, its provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of our company. These legal requirements may impede or delay a takeover of our company by a third-party, which could adversely affect the value of our ordinary shares.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends in the foreseeable future. The payment of cash dividends on ordinary shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. We anticipate that we will retain all of our future earnings for use in the development of our business, in reducing our indebtedness and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” or “anticipate” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. Some of the factors that we believe could affect our results include:

•	the overall condition of the highly cyclical semiconductor industry, including the impact of the current significant economic downturn;

•	adaptation to technological changes in the semiconductor industry;

•	dependence on contract manufacturing and outsourced supply chain;

•	prolonged disruptions of our manufacturing facilities;

•	manufacturing efficiency and product quality, including potential warranty claims and product recalls;

•	competition in the markets in which we serve;

•	quarterly and annual fluctuations;

•	investments in research and development;

•	departure of key senior managers and the ability to retain and attract key personnel;

•	changes in tax laws;

•	protection and enforcement of our intellectual property rights;

•	loss of one or more of our significant customers;

•	our reliance on third parties to provide services for the operation of our business;

•	risks relating to the transaction of business internationally;

•	the effects of war, terrorism, natural disasters or other catastrophic events;

•	the integration of acquired businesses, the performance of acquired businesses and the prospects for future acquisitions;

•	our substantial indebtedness;

•	currency fluctuations;

•	certain covenants in our debt documents; and

•	the other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

ENFORCEMENT OF CIVIL LIABILITIES UNDER

UNITED STATES FEDERAL SECURITIES LAWS

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, a majority of our consolidated assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since a majority of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States. There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. There is doubt whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under Singapore law. Consequently, it may be difficult for investors to enforce against us, our directors or our officers in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, research, surveys and studies generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that such publications, research, surveys and studies are reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $297 million from the sale by us of the ordinary shares offered in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will also receive in the aggregate approximately $2 million from selling shareholders who will pay to us the exercise price for options exercised by them for the purpose of selling shares in this offering. Otherwise, we will not receive any proceeds from the ordinary shares to be offered by the selling shareholders, although we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of those ordinary shares pursuant to the Registration Rights Agreement described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” The selling shareholders include members of our senior management and entities affiliated with directors of our company. Bali Investments S.àr.l, an entity controlled by KKR and Silver Lake, is our controlling shareholder and is a selling shareholder in this offering. See “Principal and Selling Shareholders.”

As described in more detail below, we currently intend to use the net proceeds of this offering for the following purposes and in the following amounts:

•

approximately $53 million will be paid to our equity sponsors (Kohlberg Kravis Roberts & Co., L.P. and Silver Lake Management Company, L.L.C.) in connection with the termination of our advisory agreement pursuant to its terms (with one-half payable to each equity sponsor); and

•

approximately $246 million will be used to repay a portion of our long-term indebtedness, which consists of our senior floating rate notes due 2013 (of which, as of May 3, 2009, there was approximately $50 million principal amount outstanding), our 10 1/8% senior notes due 2013 (of which, as of May 3, 2009, there was approximately $403 million principal amount outstanding), and our 11 7/8% senior subordinated notes due 2015 (of which, as of May 3, 2009, there was approximately $247 million principal amount outstanding), including approximately $10 million of estimated prepayment premiums. The selection of which series of notes, the amounts to be repaid within a particular series, the timing of repayment and the particular method by which we effect repayment, which could include redemption calls, open market purchases, privately negotiated transactions or tender offers, or some combination thereof, have not yet been determined and will depend, among other things, on market conditions.

Interest on our senior floating rate notes due 2013 is calculated at a rate of three-month London Interbank Offered Rate, or LIBOR, plus 5.5%. As of May 3, 2009, the interest rate on such notes was 6.76%.

KKR Capital Markets LLC, one of the underwriters for this offering, is an affiliate of:

•

Kohlberg Kravis & Roberts & Co., L.P., one of our equity sponsors, which will receive approximately $28 million of the proceeds from this offering in connection with the termination of our advisory agreement pursuant to its terms, which includes an amount equal to 0.5% of the proceeds to us from this offering as specified in the Advisory Agreement (see “Certain Relationships and Related Party Transactions—Advisory Agreement”), and

•

an investment advisor that manages certain funds and accounts, which hold $10 million principal amount of our senior floating rate notes, $20 million principal amount of our senior notes and $52 million principal amount of our senior subordinated notes, some or all of which may be retired with a portion of the net proceeds from this offering (see “Underwriting—Relationships/FINRA Rules”).

Until we use the net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We currently do not plan to declare dividends on our ordinary shares in the foreseeable future. The payment of cash dividends on ordinary shares is restricted under the terms of the agreements governing our indebtedness. In addition, because we are a holding company, our ability to pay cash dividends on our ordinary shares may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the terms of the agreements governing our indebtedness. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, our overall financial condition and any other factors deemed relevant by our board of directors. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits.

CAPITALIZATION

The following table sets forth our capitalization as of May 3, 2009:

•	on an actual basis; and

•

on an as adjusted basis to reflect our receipt of the estimated net proceeds from the sale by us in this offering of 21,500,000 ordinary shares, the issuance of 452,329 shares upon the exercise of options by the selling shareholders at a weighted average exercise price of $4.73 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of such net proceeds as described under “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of May 3, 2009
	Actual	As Adjusted
	(unaudited) (in millions, except share data)
Total long-term debt and capital lease obligations	$704	$468

Shareholders’ equity:
Ordinary shares, no par value, 213,935,874 issued and outstanding, actual; 235,888,203 shares issued and outstanding, as adjusted	1,086	1,388
Accumulated deficit	(337)	(403)
Accumulated other comprehensive income	9	9

Total shareholders’ equity	758	994

Total capitalization	$1,462	$1,462

The number of as adjusted ordinary shares shown as issued and outstanding in the table is based on the number of our ordinary shares outstanding as of May 3, 2009 plus (1) the 21,500,000 shares to be sold by us in this offering and (2) 452,329 shares that will be issued upon exercise of options held by selling shareholders for the purpose of selling shares in this offering.

As of May 3, 2009, we had 213,935,874 shares outstanding, excluding:

•

21,767,164 ordinary shares issuable upon the exercise of options outstanding under our Executive Plan and Senior Management Plan as of May 3, 2009 at a weighted average exercise price of $7.49 per share, including 392,442 shares that will be issued upon the exercise of options with a weighted average exercise price of $4.69 per share by selling shareholders and sold by them in this offering;

•

up to 20,000,000 ordinary shares reserved for future issuance under our 2009 Equity Incentive Award Plan, of which options to purchase approximately 2,700,000 ordinary shares at an exercise price equal to the initial public offering price set forth on the cover of this prospectus will be granted prior to this offering;

•

800,000 ordinary shares issuable upon the exercise of an option granted to Capstone Equity Investors LLC at an exercise price of $5.00 per share, including 59,887 shares that will be issued upon the exercise of the option and sold by Capstone in this offering; and

•	up to 8,000,000 ordinary shares issuable pursuant to our Employee Share Purchase Plan.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the as adjusted net tangible book value per share of our ordinary shares after this offering. Net tangible book value per share represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of outstanding ordinary shares. Our net tangible book value at May 3, 2009 was $(98) million, and our net tangible book value per share was $(0.46) per ordinary share.

Our as adjusted net tangible book value at May 3, 2009, after giving effect to the sale of 21,500,000 ordinary shares at the initial public offering price of $15.00 per share, the issuance of 452,329 shares upon the exercise of options by the selling shareholders at a weighted average exercise price of $4.73 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, would have been approximately $138 million, or $0.59 per share. This represents an immediate increase in as adjusted net tangible book value of $1.05 per share to existing shareholders and an immediate dilution of $14.41 per share to new investors, or approximately 96% of the initial public offering price of $15.00 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$15.00
Net tangible book value per share as of May 3, 2009, before giving effect to this offering	(0.46)
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	1.05

As adjusted net tangible book value per share, after giving effect to this offering		0.59

Dilution in as adjusted net tangible book value per share to investors in this offering		$14.41

The following table summarizes, as of May 3, 2009, the number of ordinary shares purchased from us since inception, the total consideration paid to us and the average price per share paid by existing shareholders and by new investors purchasing ordinary shares in this offering at the initial public offering price of $15.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(amount in thousands, except percentages, per share price and share amounts)

Existing shareholders	213,935,874	91%	$1,069,876	77%	$5.00

New investors	21,952,329	9	324,500	23	14.78

Total	235,888,203	100%	$1,394,376	100%

This discussion and table are based on 213,935,874 ordinary shares outstanding as of May 3, 2009 plus (1) the 21,500,000 shares to be sold by us in this offering and (2) 452,329 shares that will be issued upon exercise of options held by selling shareholders for the purpose of selling shares in this offering.

As of May 3, 2009, we had 213,935,874 shares outstanding, excluding:

•

21,767,164 ordinary shares issuable upon the exercise of options outstanding under our Executive Plan and Senior Management Plan as of May 3, 2009 at a weighted average exercise price of $7.49 per share, including 392,442 shares that will be issued upon the exercise of options with a weighted average exercise price of $4.69 per share by selling shareholders and sold by them in this offering;

•

800,000 ordinary shares issuable upon the exercise of an option granted to Capstone Equity Investors LLC at an exercise price of $5.00 per share, including 59,887 shares that will be issued upon the exercise of the option and sold by Capstone in this offering; and

•	up to 8,000,000 ordinary shares issuable pursuant to our Employee Share Purchase Plan.

Sales by the selling shareholders in this offering will cause the number of shares beneficially owned by existing shareholders to be reduced to 192,688,203 shares or approximately 82% of the total number of shares of our ordinary shares outstanding after this offering.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•

the number of our ordinary shares beneficially owned by existing shareholders would decrease to approximately 186,330,173, or approximately 79% of the total number of ordinary shares outstanding after this offering; and

•	the number of our ordinary shares held by new investors would increase to 49,680,000, or approximately 21% of the total number ordinary shares outstanding after this offering.

In addition, up to 20,000,000 ordinary shares are reserved for future issuance under our equity-based compensation plans, of which options to purchase approximately 2,700,000 ordinary shares at an exercise price equal to the initial public offering price set forth on the cover of this prospectus will be granted prior to this offering. The table and calculations above exclude such shares. To the extent the options are exercised and awards are granted under these plans, there may be dilution to our shareholders. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED FINANCIAL DATA

Set forth below is selected financial data of our business as of and for the periods presented. You should read this data together with the information included under the headings “Risk Factors,” “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. The selected statements of operations data for the one month ended November 30, 2005 and the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the selected balance sheet data as of October 31, 2007 and November 2, 2008 have been derived from audited historical financial statements and related notes included elsewhere in this prospectus. The selected statements of operations data for the years ended October 31, 2004 and 2005 and the selected balance sheet data as of October 31, 2004, 2005 and 2006 have been derived from audited historical financial statements and related notes not included in this prospectus. The selected statements of operations data for the six months ended May 4, 2008 and May 3, 2009 and the selected balance sheet data as of May 3, 2009 have been derived from unaudited historical financial statements and related notes included elsewhere in this prospectus. The balance sheet data as of May 4, 2008 has been derived from unaudited historical financial statements and related notes not included in this prospectus. We have prepared the unaudited historical financial statements on the same basis as the audited historical financial statements and, in the opinion of our management, the statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial information set forth in these statements. The historical financial data may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been if we had operated as a fully stand-alone entity during all of the periods presented. We adopted a 52-or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year ends on the Sunday closest to October 31.

	Predecessor(1)			Company
	Year Ended		One Month Ended November 30, 2005	Year Ended			Six Months Ended
	October 31, 2004	October 31, 2005		October 31, 2006(2)	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
			(in millions, except per share data)
Statement of Operations Data:
Net revenue(3)	$1,714	$1,410	$114	$1,399	$1,527	$1,699	$813	$693

Costs and expenses:
Cost of products sold:
Cost of products sold	1,202	935	87	926	936	981	467	414
Amortization of intangible assets	—	—	—	55	60	57	28	29
Asset impairment charges(4)	—	2	—	—	140	—	—	—
Restructuring charges(5)	—	2	—	2	29	6	2	9

Total costs of products sold	1,202	939	87	983	1,165	1,044	497	452
Research and development	205	203	22	187	205	265	128	121
Selling, general and administrative	249	245	27	243	193	196	98	82
Amortization of intangible assets	—	—	—	56	28	28	14	11
Asset impairment charges(4)	—	1	—	—	18	—	—	—
Restructuring charges(5)	—	15	1	3	22	6	3	8
Litigation settlement(6)	—	—	—	21	—	—	—	—
Acquired in-process research and development	—	—	—	—	1	—	—	—

Total costs and expenses	1,656	1,403	137	1,493	1,632	1,539	740	674

Income (loss) from operations(3)(7)(8)	58	7	(23)	(94)	(105)	160	73	19
Interest expense(9)	—	—	—	(143)	(109)	(86)	(45)	(38)
Gain (loss) on extinguishment of debt	—	—	—	—	(12)	(10)	(10)	1
Other income (expense), net(3)	4	7	—	12	14	(4)	2	(4)

Income (loss) from continuing operations before income taxes	62	14	(23)	(225)	(212)	60	20	(22)
Provision for income taxes	19	5	2	3	8	3	7	3

Income (loss) from continuing operations	43	9	(25)	(228)	(220)	57	13	(25)
Income from and gain on discontinued operations, net of income taxes(10)	30	22	1	1	61	26	8	—

Net income (loss)	$73	$31	$(24)	$(227)	$(159)	$83	$21	$(25)

	Predecessor(1)			Company
	Year Ended		One Month Ended November 30, 2005	Year Ended			Six Months Ended
	October 31, 2004	October 31, 2005		October 31, 2006(2)	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
			(in millions, except per share data)
Net income (loss) per share:
Basic:
Income (loss) from continuing operations				$(1.07)	$(1.03)	$0.27	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes				—	0.29	0.12	0.04	—

Net income (loss)				$(1.07)	$(0.74)	$0.39	$0.10	$(0.12)

Diluted:
Income (loss) from continuing operations				$(1.07)	$(1.03)	$0.26	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes				—	0.29	0.12	0.04	—

Net income (loss)				$(1.07)	$(0.74)	$0.38	$0.10	$(0.12)

Weighted average shares:
Basic				213	214	214	214	214

Diluted				213	214	219	219	214

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$—		$272	$309	$213	$83	$241
Total assets	921	840		2,217	1,951	1,871	1,741	1,805
Total long-term debt and capital lease obligations	—	—		1,004	907	708	710	704
Total shareholders’ equity	650	529		842	693	780	709	758

(1)	Predecessor refers to the Semiconductor Products Group business segment of Agilent.

(2)	We completed the SPG Acquisition on December 1, 2005. The SPG Acquisition was accounted for as a purchase business combination under GAAP and thus the financial results for all periods from and after December 1, 2005 are not necessarily comparable to the prior results of Predecessor. We did not have any significant operating activity prior to December 1, 2005. Accordingly, our results for the year ended October 31, 2006 represent only the eleven months of our operations after the completion of the SPG Acquisition.

(3)	The divestiture of the Camera Module Business by Agilent on February 3, 2005 did not meet the criteria for discontinued operations treatment under GAAP and, as such, its historical results remain included in the results from continuing operations as presented in this prospectus until the first quarter of fiscal year 2005. The following table presents the operating results of the Camera Module Business:

	Predecessor
	Year Ended October 31,
	2004	2005
	(in millions)
Statement of Operations Data:
Net revenue	$296	$69
Loss from operations	(63)	(7)

On February 3, 2005, Predecessor completed the sale of the Camera Module Business to Flextronics International Ltd. pursuant to an Asset Purchase Agreement dated October 27, 2004, as amended. Flextronics agreed to purchase the fixed assets, inventory and intellectual property and assume operating liabilities. Flextronics paid approximately $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments each fiscal quarter following the sale closing date), which was recorded as receivable by us as part of purchase accounting. For the year ended October 31, 2005, Predecessor recognized a gain of $12 million related to this sale which was recorded in other income (expense), net.

(4)	During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities, of which $18 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold.

(5)	Our restructuring charges predominantly represent one-time employee termination benefits. During the year ended October 31, 2005, we incurred $17 million in restructuring charges for certain restructuring actions initiated by Agilent. We incurred total restructuring charges of $5 million during the year ended October 31, 2006 ($6 million on a combined basis including the one month period ended November 30, 2005) related to our effort to rationalize our product lines. During the year ended October 31, 2007, we incurred restructuring charges of $51 million, of which $22 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. During the year ended November 2, 2008, we incurred restructuring charges of $12 million, of which $6 million was recorded as part of operating expenses and the remainder was recorded as part of cost of products sold. During the six months ended May 4, 2008 and May 3, 2009, we incurred restructuring charges of $5 million and $17 million, respectively, of which $3 million and $8 million, respectively, were recorded as part of operating expenses and the remainder were recorded as part of cost of products sold.

(6)	In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with the SPG Acquisition and accrued this liability in the fourth quarter of fiscal year 2006.

(7)	Includes share-based compensation expense recorded by Predecessor of $4 million for the one month ended November 30, 2005, and for the Company, $3 million for the year ended October 31, 2006, $12 million for the year ended October 31, 2007, $15 million for the year ended November 2, 2008, $9 million for the six months ended May 4, 2008 and $4 million for the six months ended May 3, 2009.

(8)	Includes expense recorded in connection with the advisory agreement with our equity sponsors of $5 million for the year ended October 31, 2006, $5 million for the year ended October 31, 2007, $6 million for the year ended November 2, 2008, $3 million for the six months ended May 4, 2008 and $3 million for the six months ended May 3, 2009. The advisory fees under the advisory agreement are payable on a quarterly basis. Upon completion of this offering, the advisory agreement will be terminated pursuant to its terms and no further payments will be made following such termination. See also “Use of Proceeds.”

(9)	Interest expense for the year ended October 31, 2006 includes an aggregate of $30 million of amortization of debt issuance costs and commitment fees for expired credit facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of our term loan facility during this period. As of October 31, 2006, we had permanently repaid all outstanding amounts under our term loan facility.

(10)	In October 2005, we sold our Storage Business to PMC-Sierra Inc. This transaction closed on February 28, 2006, resulting in $420 million of net cash proceeds. No gain or loss was recorded on the sale.

In February 2006, we sold our Printer ASICs Business to Marvell Technology Group Ltd. for $245 million in cash. Our agreement with Marvell also provides for up to $35 million in additional earn-out payments by Marvell to us based solely on the achievement by Marvell of certain revenue targets in respect of the acquired business subsequent to the acquisition. This transaction closed on May 1, 2006 and no gain or loss was recorded on the initial sale. In April 2007, we received $10 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. In May 2008, we received $25 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. In November 2006, we sold our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded a gain on discontinued operations of approximately $50 million for both of these transactions.

In October 2007, we sold our Infra-red operations to Lite-On Technology Corporation for $19 million in cash and the right to receive guaranteed cost reductions or rebates based on our future purchases of non infra-red products from Lite-On. Under the agreement, we also agreed to a minimum purchase commitment of non infra-red products over the next three years. This transaction closed in January 2008 resulting in a gain on discontinued operations of $3 million for the first fiscal quarter of 2008. The transaction was subject to certain post-closing adjustments in accordance with the agreement. During the third fiscal quarter of 2008, we notified Lite-On that the first phase of planned cost reductions had not been achieved and requested that they issue a rebate of $4.9 million. Subsequently, we entered into settlement discussions with Lite-On regarding the remaining sales price receivable and the cost reductions, and, based on the progress of those discussions, determined that certain amounts due would likely not be received. As such, we recorded an overall loss from disposal of Infra-red operations of $5 million for fiscal year 2008. During the quarter ended February 1, 2009, we finalized a settlement agreement with Lite-On regarding the remaining sales price receivable and the cost reductions, resulting in no additional gain or loss.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Financial Data” and our consolidated financial statements and notes thereto which appear elsewhere in this prospectus. This discussion and analysis of our financial condition and results of operations includes periods prior to the SPG Acquisition and related financings, which we collectively refer to as the Transactions. Accordingly, the discussion and analysis of the Predecessor period does not reflect the significant impact of the Transactions. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. III-V semiconductor materials have higher electrical conductivity and thus tend to have better performance characteristics in radio frequency, or RF, and optoelectronic applications than silicon. We differentiate ourselves through our high performance design and integration capabilities. Our product portfolio is extensive and includes approximately 6,500 products in four primary target markets: wireless communications, wired infrastructure, industrial and automotive electronics, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 end customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Brocade Communications Systems, Inc., Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A. and Samsung Electronics Co., Ltd.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard complementary metal-oxide semiconductor, or CMOS, processes and most of our assembly and test operations. We differentiate our business through effective supply chain management, strong distribution channels and a highly variable, low-cost operating model. We have over 35 years of operating history in Asia, where approximately 57% of our employees are located and where we produce a significant portion of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing.

Our business is impacted by general conditions of the semiconductor industry and seasonal demand patterns in our target markets. We believe that our focus on multiple target markets and geographies helps mitigate our exposure to volatility in any single target market.

Sales to distributors accounted for 38% and 35% of our net revenue from continuing operations in the six months ended May 4, 2008 and May 3, 2009, respectively. During the six months ended May 3, 2009, the semiconductor industry experienced a significant decline in demand. Consequently, our distributors experienced declines in their resales of our products and were carrying a higher level of inventories of our products than historical levels at the end of the first fiscal quarter of 2009. As a result, our distributors decided to reduce their inventory of our products during the second fiscal quarter of 2009 and we also reduced our own inventory by $27 million or 15%.

Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices will continue to decline in the future. However, as part of our normal course of business, we plan to offset declining average selling prices with efforts to reduce manufacturing costs of existing products and the introduction of new and higher value-added products.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. In the six months ended May 3, 2009, our top 10 customers, which included four distributors, collectively accounted for 59% of our net revenue from continuing operations. During the fiscal year ended November 2, 2008, Avnet, Inc., a distributor, accounted for 11% of our net revenue from continuing operations, and our top 10 customers, which included five distributors, collectively accounted for 54% of our net revenue from continuing operations. In addition, we believe that direct sales to Cisco Systems, Inc., when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 10% and 12% of our net revenues from continuing operations for the six months ended May 3, 2009 and the fiscal year ended November 2, 2008, respectively. We expect to continue to experience significant customer concentration in future periods.

The demand for our products has been affected in the past, and is likely to continue to be affected in the future, by various factors, including the following:

•	general economic and market conditions in the semiconductor industry and in our target markets;

•	our ability to specify, develop or acquire, complete, introduce and market new products and technologies in a cost-effective and timely manner;

•	the timing, rescheduling or cancellation of expected customer orders and our ability to manage inventory;

•	the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and

•	the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.

The recent financial crisis affecting the banking system and financial markets has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in credit and equity markets. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers impacting our product shipment schedules, inability of customers to obtain credit to finance purchases of our products and customer insolvencies.

Current uncertainty in global economic conditions poses several risks to our business, as customers may continue to defer purchases in response to tighter credit and negative financial news, which would in turn negatively affect product demand and our results of operations.

Net Revenue

Substantially all of our net revenue is derived from sales of semiconductor devices which our customers incorporate into electronic products. We serve four primary target markets: wireless communications, wired infrastructure, industrial and automotive electronics, and consumer and computing peripherals. We sell our products primarily through our direct sales force. We also use distributors for a portion of our business and recognize revenue upon delivery of product to the distributors. Such revenue is reduced for estimated returns and distributor allowances.

Costs and Expenses

Total cost of products sold.    Cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment, warranty and inventory adjustments, including write-downs for inventory obsolescence, energy costs and other manufacturing expenses. Total cost of products sold also includes amortization of intangible assets and restructuring charges.

Although we outsource a significant portion of our manufacturing activities, we do retain some semiconductor fabrication and assembly and test facilities. If we are unable to utilize our owned fabrication and assembly and test facilities at a desired level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins.

Research and development.    Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products and technologies, including share-based compensation. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process.

Selling, general and administrative.    Selling expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses. During the quarter that this offering is completed, we will expense approximately $53 million related to the termination of the advisory agreement.

Amortization of intangible assets.    In connection with the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the Storage Business held for sale. In connection with the acquisitions we completed in 2007, 2008 and the six months ended May 3, 2009, we recorded intangible assets of $17 million, $23 million and $4 million, respectively. These intangible assets are being amortized over their estimated useful lives of six months to 25 years. In connection with these acquisitions, we also recorded goodwill of $171 million which is not being amortized.

Interest expense.    Interest expense is associated with our borrowings incurred in connection with the SPG Acquisition. Our debt has been substantially reduced over the past three and a half fiscal years, principally through net proceeds derived from the divestiture of our Storage and Printer ASICs businesses as well as cash flows from operations, and will be further reduced through the use of a portion of the net proceeds from this offering.

Gain (loss) on extinguishment of debt.    In connection with the repurchase or redemption of our outstanding indebtedness, we incur a gain (loss) on the extinguishment of debt.

Other income (expense), net.    Other income (expense) includes interest income, currency gains (losses) on balance sheet remeasurement and other miscellaneous items.

Provision for income taxes.    We have structured our operations to maximize the benefit from various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have obtained several tax incentives from the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. Each tax incentive is separate and distinct from the others, and may be granted, withheld, extended, modified, truncated, complied with or terminated independently without any effect on the other incentives. In order to retain these tax benefits, we must meet certain operating conditions specific to each incentive relating to, among other things, maintenance of a treasury function, a corporate headquarters function, specified intellectual property activities and specified manufacturing activities in Singapore. Some of these operating conditions are subject to phase-in periods through 2015. The tax incentives are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 17% commencing from the 2010 year of assessment. For the fiscal years ended October 31, 2006, October 31, 2007 and November 2, 2008, the effect of all these tax incentives, in the aggregate, was to reduce the overall provision for income taxes from what it otherwise would have been in such year by approximately $19 million, $19 million and $24 million, respectively. If we cannot or elect not to comply with the operating conditions included in any particular tax incentive, we will lose the related tax benefits and could be required to refund material tax benefits previously realized by us with respect to that incentive and, depending on the incentive at issue, could likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax concession arrangements. As a result of the tax incentives, if we continue to comply with the operating conditions, we expect the income from our operations to be subject to relatively lower income taxes than would otherwise be the case under ordinary income tax rules.

Our interpretations and conclusions regarding the tax incentives are not binding on any taxing authority, and if our assumptions about tax and other laws are incorrect or if these tax incentives are substantially modified or rescinded we could suffer material adverse tax and other financial consequences, which would increase our expenses, reduce our profitability and adversely affect our cash flows. In addition, taxable income in any jurisdiction is dependent upon acceptance of our operational practices and intercompany transfer pricing by local tax authorities as being on an arm’s length basis. Due to inconsistencies in application of the arm’s length standard among taxing authorities, as well as lack of adequate treaty-based protection, transfer pricing challenges by tax authorities could, if successful, substantially increase our income tax expense.

Going forward, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as settlements of future audits. In particular, we may owe significant taxes in jurisdictions outside Singapore during periods when we are profitable in those jurisdictions even though we may be experiencing low operating profit or operating losses on a consolidated basis, potentially resulting in significant tax liabilities on a consolidated basis during those periods. Conversely, we expect to realize more favorable effective tax rates as our profitability increases. Our historical income tax provisions are not necessarily reflective of our future results of operations.

History

SPG Acquisition

On December 1, 2005, we completed the acquisition of the Semiconductor Products Group of Agilent for approximately $2.7 billion. The SPG Acquisition was accounted for by the purchase method of accounting for business combinations and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. Among other things, the purchase accounting adjustments increased the carrying value of our inventory and property, plant and equipment, and established intangible assets for our developed technology, customer and distributorship relationships, order backlog, and in-process research and development, or IPRD. As a result of the SPG Acquisition and related borrowings, interest expense and non-cash depreciation and amortization charges have significantly increased.

Acquisitions

In fiscal years 2007 and 2008 and through May 3, 2009 we completed five acquisitions for cash consideration of $110 million:

•	During fiscal year 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG for $27 million in cash.

•

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt.

•	During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million, plus potential earn-out payments.

•	During the fourth quarter of fiscal year 2008, we completed the acquisition of the Bulk Acoustic Wave Filter business of Infineon Technologies AG for $32 million in cash.

•	During the second quarter of fiscal year 2009, we completed the acquisition of a manufacturer of motion control encoders for $7 million in cash plus $3 million of contingent consideration.

Because each of these acquisitions was accounted for as a purchase transaction, the accompanying consolidated financial statements include the results of operations of the acquired companies and businesses commencing on their respective acquisition dates. See Note 3 to the Consolidated Financial Statements for information related to these acquisitions.

Dispositions

Since the SPG Acquisition, we have disposed of significant portions of the business we originally acquired from Agilent:

•

In fiscal year 2006, we sold our Storage Business to PMC-Sierra, Inc. We received $420 million in net cash proceeds from the sale of our Storage Business. These net proceeds were used to permanently repay borrowings under our term loan facility. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in the purchase price allocation for the SPG Acquisition and no gain or loss was recorded on the sale.

•

In fiscal year 2006, we sold our Printer ASICs Business to Marvell Technology Group Ltd. for net proceeds of $245 million in cash plus potential earn-out payments of up to $35 million. We used the $245 million of net cash proceeds from the sale of our Printer ASICs Business received at closing to permanently repay borrowings under our term loan facility. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. During fiscal years 2007 and 2008, we received the full $35 million of earn-out payments from Marvell.

•

In fiscal year 2007, we sold our Image Sensor operations to Micron Technology, Inc. for net proceeds of $53 million in cash plus potential earn-out payments. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded an aggregate gain on the sale of $50 million for both of these transactions, which was reported as income and gain from discontinued operations. During fiscal years 2007 and 2008, we received payments of $4 million and $6 million, respectively, from Micron in satisfaction of its earn-out obligations.

•

In the first quarter of fiscal year 2008, we sold our Infra-red operations to Lite-On Technology Corporation for $19 million in cash, plus $2 million payable upon receipt of local regulatory approvals, and the right to receive guaranteed cost reductions or rebates based on our future purchases of non-infra-red products from Lite-On. This transaction resulted in a gain of $3 million in the first quarter of fiscal year 2008, which was reported within income from and gain on discontinued operations in the consolidated statement of operations. During the quarter ended February 1, 2009, we finalized a settlement agreement with Lite-On regarding the remaining sales price receivable and the cost reductions resulting in an overall loss from the disposal of Infra-red operations of $5 million during fiscal year 2008, which was reported in income from and gain on discontinued operations in the consolidated statement of operations.

In addition, in February 2005, Agilent sold its Camera Module Business to Flextronics International Ltd. The assets sold did not include the Image Sensor operations, which was retained and subsequently sold by us to Micron. Flextronics paid us $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments) following the February 2005 closing date. These payments were not recognized as income, but reduced a receivable established at the time of the SPG Acquisition.

Except for the Camera Module Business, all of the above divestitures are treated as sale of discontinued operations in our consolidated financial statements. The divestiture of the Camera Module Business by Agilent did not meet the criteria for discontinued operations treatment under GAAP and historical results of the Camera Module Business are included in Predecessor’s financial results from continuing operations until February 3, 2005.

See Notes 16 and 17 to the Consolidated Financial Statements for additional information related to these dispositions.

Restructuring and Impairment Charges

In the first quarter of fiscal year 2007, we began to increase the use of outsourced service providers in our manufacturing operations, particularly our assembly and test operations, to lower our costs and reduce the capital deployed in these activities. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. Consequently, during the years ended October 31, 2007 and November 2, 2008, we incurred total restructuring charges of $51 million and $12 million, respectively, predominantly representing associated one-time employee termination costs.

In the first quarter of fiscal year 2009, we initiated restructuring plans intended to realign our cost structure with the current macroeconomic business conditions as well as our continued outsourcing of manufacturing facilities. During the six months ended May 3, 2009, we recorded restructuring charges of $16 million in connection with these plans, predominantly representing one-time employee termination costs.

In the first quarter of fiscal year 2009, we also recorded $1 million of estimated one-time employee termination costs in connection with the departure of our Chief Operating Officer in January 2009. We recognized $2 million as share-based compensation expense in connection with the employee separation agreement with our former Chief Operating Officer during the second quarter of fiscal year 2009.

In the third quarter of fiscal year 2009, we announced a plan to further reduce our worldwide workforce by up to 200 employees and expect to record charges of $8 million to $10 million over the third and fourth fiscal quarters of 2009 in connection with this plan relating to one-time employee termination costs.

See Note 12 to the Consolidated Financial Statements for further information.

During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” or SFAS No. 144, of the recoverability of the carrying value of certain manufacturing facilities.

SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter of fiscal year 2007 we assessed whether there had been a material impairment in certain long-lived assets, or the asset group, pursuant to SFAS No. 144. Based on that assessment, we recorded impairment charges of $70 million primarily related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.

The impairment charge was measured as the excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use and eventual disposal of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and warranty reserves and accounting for income taxes.

Revenue recognition.    We recognize revenue, net of sales returns and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of product to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claims activity has been materially consistent with the provisions we have made based on our historical estimates. However, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. Different judgments or estimates could result in variances that might be significant to reported operating results.

Valuation of long-lived assets, intangible assets and goodwill. We assess the impairment of long-lived assets, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors we consider important which could trigger an impairment review of our long-lived and intangible assets include significant underperformance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. The amount of the impairment loss will generally be measured as the difference between the net book values of the asset (or asset group) and its (their) estimated fair value.

We perform an annual impairment review of our goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist and we follow the two-step approach in performing the impairment test in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The first step of the goodwill impairment test compares the estimated fair value of the reporting unit with the related carrying amount. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the test must be performed to measure the amount of the goodwill impairment loss, if any. The second step of the test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment. We have one reporting unit for goodwill impairment testing purposes which is based on the manner in which we operate our business and the nature of those operations, including consideration of how the Chief Operating Decision Maker, as defined in SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” manages the business as a whole. We operate as one semiconductor company with sales of semiconductors representing the only material source of revenue. Substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes.

In determining the fair value of the reporting unit (i.e., the fair value of the Company as a whole), management utilized the calculations of enterprise value used for purposes of valuing our ordinary shares as the measure of fair value as of the valuation date nearest to our annual impairment assessment date. Such fair value determination used a weighted approach of both the income approach and market-comparable approach which, as of the date of our annual assessment during the fourth quarter of fiscal 2008, resulted in a significant excess of the fair value over the net book value of the Company and accordingly, a conclusion that no impairment indicator existed. A 10% decline in the enterprise value would not impact the result of our goodwill impairment assessment.

The market-comparable valuation approach was based on a selection of comparable companies based on factors such as industry similarity, financial risk, company size, geographic diversification, and profitability. The income approach valuation included projections based on our internal strategic plan and projections for the remainder of fiscal year 2008 and fiscal years 2009 to 2015. The material assumptions used for the income approach were 7 years of projected net cash flows, a discount rate of 12% and a long-term growth rate of 3%. We considered historical rates and current market conditions when determining the discount and growth rates to use in its analysis.

A weighting of approximately 75% to the market-comparable approach and 25% to the income approach was utilized in determining the enterprise value. In determining the weighting between the two approaches, we considered various elements of the valuation inputs with regards to our forecasted performance, as well as the comparable companies analyzed. Further, considering the fact that we had restructured significantly at the time of its spin-off from Agilent, a greater weighting towards the market-approach was deemed reasonable.

We intend to rely on enterprise value determined for valuing our ordinary shares for goodwill impairment assessment purposes unless changes in the future warrant a change in methodology. Upon completion of this offering, management may elect to use our public trading value for purposes of determining the fair value of its reporting unit, but will not make such determination until the time of the next annual goodwill impairment test based on all available information.

The process of evaluating the potential impairment of long-lived assets under SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” such as our property, plant and equipment and other intangible assets is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects about our business or the part of our business that the long-lived asset relates to, consider market factors specific to the business and estimate future cash flows to be generated by the business, which requires significant judgment as it is based on assumptions about market demand for our products over a number of future years. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the long-lived asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Inventory valuation and warranty reserves.    We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, cost being determined under the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. Demand for our products can fluctuate significantly from period to period. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. Additionally, our estimates of future product demand may prove to be inaccurate, which may cause us to understate or overstate both the provision required for excess and obsolete inventory and cost of products sold. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and our results of operations. We establish reserves for estimated product warranty costs at the time revenue is recognized. Although we engage in extensive product quality programs and processes, our warranty obligation has been and may in the future be affected by product failure rates, product recalls, repair or field replacement costs and additional development costs incurred in correcting any product failure, as well as possible claims for consequential costs. Should actual product failure rates, use of materials or service delivery costs differ from our estimates, additional warranty reserves could be required. In that event, our gross profit and gross margins would be reduced.

Accounting for income taxes.    We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS No. 109, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances. If we determine, in the future, a valuation allowance is required, such adjustment to the deferred tax assets would increase tax expense in the period in which such determination is made. Conversely, if we determine, in the future, a valuation allowance exceeds our requirement, such adjustment to the deferred tax assets would decrease tax expense in the period in which such determination is made. In evaluating the exposure associated with various tax filing positions, we accrue an income tax liability when such positions do not meet the more-likely than not threshold for recognition.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and interest will be due. If our estimate of income tax liabilities proves to be less than the ultimate assessment, a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

We adopted the provisions of Financial Accounting Standard Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was $20 million at the date of adoption. At the date of adoption, the consolidated balance sheet also reflected an increase in other long-term liabilities, accumulated deficit, and deferred tax assets of $10 million, $9 million and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

During the years ended October 31, 2007 and 2006, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the fiscal year ended November 2, 2008, we provided for additional interest that increased our accrual of interest and penalties to $3 million, which is included in the balance sheet at November 2, 2008.

Share-based compensation.    Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continued to account for any portion of such awards under the originally applied accounting principles through August 28, 2008. As a result, performance-based awards granted before November 1, 2006 were subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation was subject to significant fluctuation based on changes in the fair value of our ordinary shares and our estimate of vesting probability of unvested options.

On August 28, 2008, our Compensation Committee approved a change in the financial performance vesting targets applicable to options to purchase 3.8 million ordinary shares outstanding under our equity incentive plans including 2.7 million options originally granted prior to the adoption of SFAS No. 123R, impacting 43 employees. This change was accounted for as a modification under SFAS No. 123R. As a result of this modification, all variable accounting on outstanding employee options ceased and instead, pursuant to SFAS No. 123R, we will recognize a combination of unamortized intrinsic value of these modified options and the incremental fair value over the remaining service period. Based on the full achievement of performance targets as of the modification date, $6 million is subject to amortization over the remaining service period of approximately three years.

For the years ended October 31, 2007 and November 2, 2008, we recorded $12 million and $15 million, respectively, of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate. For the six months ended May 4, 2008 and May 3, 2009, we recorded $9 million and $4 million, respectively, of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.

The weighted-average assumptions utilized for our Black-Scholes valuation model for the years ended October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 are as follows:

	Year Ended		Six Months Ended
	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
			(unaudited)
Risk-free interest rate	4.6%	3.4%	3.2%	2.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	47.0%	44.0%	44.0%	57.0%
Expected term (in years)	6.5	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected term of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected term calculation is based on the simplified method of estimating expected term outlined by the SEC in the Staff Accounting Bulletin No. 107. This method was allowed until December 31, 2007. However, on December 21, 2007, the

SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” or SAB No. 110, which allows continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term. For a portion of the option grants issued during the quarter ended May 3, 2009, which did not meet the criteria of “plain vanilla” options under SAB No. 110, our computation of expected life was based on other data, such as the data of peer companies and company-specific attributes that management believed could affect employees’ exercise behavior. Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.

Given the absence of an active market for our ordinary shares, our board of directors estimated the fair value of our ordinary shares for purposes of determining share-based compensation expense for the periods presented. Through May 3, 2009, our board of directors determined the estimated fair value of our ordinary shares, based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding our stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.

We performed a contemporaneous valuation of our ordinary shares as of July 1, 2008, August 28, 2008, December 3, 2008 and March 3, 2009 to determine the fair value for option grants made in July 2008 and through April 2009. These valuations were prepared using the market-comparable approach and income approach to estimate the aggregate enterprise value. We also performed contemporaneous valuations in fiscal year 2007 and through April 2008 using the market-comparable approach.

The market-comparable approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, adequate financial data and an actively traded stock price.

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise.

We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

We also considered the fact that our shareholders cannot presently transfer ordinary shares in the public markets or otherwise, except for highly limited transfers among family members. The estimated fair value of our ordinary shares at each grant date reflected a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event. In the determination of fair value of the ordinary shares, the non-marketability discount was 25% in October 2007 and April 2008, and decreased to 10.5% in July 2008 and 10.4% in August 2008. The discount was increased to 11.8% in December 2008 and 15.7% as of March 3, 2009. In April 2008, we were not contemplating an initial public offering and hence a discount of 25% was considered appropriate. The discount was decreased in July and August 2008 and then increased through March 2009 based on the then-applicable expectation of a liquidity event within the next 12 months.

The valuations as of July 1, 2008, August 28, 2008, December 3, 2008 and March 3, 2009 resulted in a value of our ordinary shares of $10.68, $10.68, $8.12 and $6.76, respectively. The principal reasons for the significant decrease in the estimated value of the Company’s ordinary shares from August 28, 2008 through March 3, 2009 were as follows:

•

A significant decrease in semiconductor industry valuations overall, including those companies in our peer group used in the market comparable approach. For example, the Philadelphia Semiconductor Index on August 28, 2008 was 363. That index declined by 34% to 239 on October 31, 2008 (the date nearest to the end of our 2008 fiscal year), declined an additional 17% to 198 on December 3, 2008 and declined further to 191 on March 3, 2009, for a cumulative decline of 47% from August 28, 2008. These declines severely and adversely affected the results from our use of the market comparable approach, one of the two approaches used by us to value our ordinary shares.

•

Our own internal forecasts also declined during this period. These changes adversely affected our calculation of enterprise values from the use of the income approach, the other approach used by us to value our ordinary shares. Using these forecasts and the income approach, our enterprise value decreased 15% from August 28, 2008 to December 3, 2008 and further decreased 14% from December 3, 2008 to March 3, 2009, for a cumulative decrease of 27% from August 28, 2008 to March 3, 2009.

The principal reasons and significant factors for the difference in fair value of our ordinary shares as of March 3, 2009 compared to the initial public offering price are as follows:

•

The significant increase in semiconductor industry valuations overall, including those companies in the Company’s peer group. For example, the Philadelphia Semiconductor Index on March 3, 2009 was 191 compared with 301 on July 24, 2009, an increase of 58%.

•

Expectations that semiconductor industry valuations will continue to increase through the date of this offering due to the broad-based recovery that we believe the semiconductor industry is currently experiencing.

•	The fact that an initial public offering reflects a significant liquidity event with expectations of enhanced enterprise value.

•	The benefits to us of reducing our debt burden with the use of proceeds of this offering compared to historical valuations which necessarily assumed a much more substantial ongoing debt burden.

•

The initial public offering price established by our underwriters took into account both peer group multiples of fiscal year 2010 projected financial results reflecting improved expected performance as compared to the assumptions and expectations of future performance as of March 2009 when overall industry valuations and outlooks were depressed and the benefits to us from a number of cost reduction efforts that had not been fully reflected in the fiscal year 2010 projections used in the March 3, 2009 valuation.

•

The non-marketability discount of 15.7% employed at March 3, 2009 because on that date there was no expectation that we would consummate an initial public offering given market conditions at that time; the initial public offering price does not assume any non-marketability discount.

We believe that the significant increase in the initial public offering price for this offering compared to the estimated fair value of our ordinary shares as determined in the March 3, 2009 valuation was primarily due to improved market and industry conditions rather than due to updates to our internal forecasts or the other foregoing factors.

The following table shows the share option activity over the past four quarters, including weighted average exercise price per share, weighted average fair market value of the ordinary shares for financial reporting purposes:

Date of Grant	Number of options granted	Weighted average exercise price per share	Weighted average fair value of ordinary shares per share
Three Months Ended
August 3, 2008	1,633,400	$10.62	$10.62
November 2, 2008	620,000	10.68	10.68
February 1, 2009	676,000	8.32	8.32
May 3, 2009	2,269,250	9.63	6.76

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of our ordinary shares. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized share-based compensation expense and net income (loss) amounts could have been materially different.

Based upon the initial public offering price of $15.00 per share, the aggregate intrinsic values of vested and unvested options to purchase our ordinary shares outstanding as of May 3, 2009 were approximately $83 million and $89 million, respectively.

On July 20, 2009, our Compensation Committee approved a change in the vesting schedules associated with performance-based options to purchase 2.3 million ordinary shares outstanding under our equity incentive plans. The Compensation Committee approved the amendment of performance-based options held by our named executive officers to provide that such options will no longer vest based on the attainment of performance targets but instead each portion of such options shall vest two years following the first date such portion could have vested had the performance goals for such portion been achieved, subject to the named executive officer’s continued service with us through such vesting date. The performance-based options held by employees who are not named executive officers were amended to provide that any portion of such options that fail to vest based upon the attainment of a performance goal shall vest on the date two years following the first date such portion could have vested had such performance goal been attained, subject to the employee’s continued service with us through such vesting date. The Compensation Committee made these changes to performance-based options in light of our current financial projections, which are lower than when the performance goals for such options were last determined, the uncertainty present in the current global economy and the importance of retaining key employees to continue in our employment following this offering. This change will be accounted for as a modification under SFAS No. 123R and as a result, we expect to record approximately $17 million to $20 million in additional share-based compensation expense, over the remaining service period of 4 to 6 years, of which $4.1 million to $4.9 million will be recognized in each of fiscal year 2010 and fiscal year 2011 and lower amounts thereafter.

Fiscal Year Presentation

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year ends on the Sunday closest to October 31.

The accompanying consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the period preceding the SPG Acquisition and the period after the SPG Acquisition, respectively. The Successor did not have any significant operating activity prior to December 1, 2005, and accordingly all references to the year ended October 31, 2006 represent only the eleven months of our operations since completion of the SPG Acquisition. The one month period ended November 30, 2005 represents solely the activities of the Predecessor. As such, the Predecessor’s combined financial statements were prepared using Agilent’s historical cost basis for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement, or the MSA. Over the course of the fiscal year ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing service providers. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).

The financial statements included in this prospectus are presented in accordance with GAAP and expressed in U.S. dollars.

Results from Continuing Operations

Six Months Ended May 3, 2009 Compared to Six Months Ended May 4, 2008

The following tables set forth our results of operations for the six months ended May 3, 2009 and May 4, 2008.

	Six Months Ended		Six Months Ended
	May 4, 2008	May 3, 2009	May 4, 2008	May 3, 2009
	(in millions)		(as a percentage of net revenue)
		(unaudited)
Statement of Operations Data:
Net revenue	$813	$693	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	467	414	58	60
Amortization of intangible assets	28	29	3	4
Restructuring charges	2	9	—	1

Total cost of products sold	497	452	61	65
Research and development	128	121	16	17
Selling, general and administrative	98	82	12	12
Amortization of intangible assets	14	11	2	2
Restructuring charges	3	8	—	1

Total costs and expenses	740	674	91	97

Income from operations	73	19	9	3
Interest expense	(45)	(38)	(6)	(5)
Gain (Loss) on extinguishment of debt	(10)	1	(1)	—
Other income (expense), net	2	(4)	—	(1)

Income (loss) from continuing operations before taxes	20	(22)	2	(3)
Provision for income taxes	7	3	1	1

Income (loss) from continuing operations	13	(25)	1	(4)
Income from and gain on discontinued operations, net of income taxes	8	—	1	—

Net income (loss)	$21	$(25)	2%	(4)%

During the quarter ended May 3, 2009, we recorded an accrual of $4 million for indirect taxes on certain prior years’ purchase and sale transactions. This accrual increased cost of products sold and research and development expenses for the second quarter by $2 million each and increased net loss for the period by $4 million. We determined that the impact of the adjustment was not material to prior periods or to the expected results for the year ending November 1, 2009, and as such the adjustment was recorded in the second quarter of fiscal year 2009 under the provisions of Accounting Principles Board Opinion No. 28, “Interim Financial Reporting.”

Net revenue.    Net revenue was $693 million for the six months ended May 3, 2009, compared to $813 million for the six months ended May 4, 2008, a decrease of $120 million or 15%. The global recession, continuing financial and credit crisis and deteriorating economic conditions continue to result in more cautious customer spending and generally lower demand for our products.

Net revenue by target market data are derived from our understanding of our end customers’ primary markets and were as follows:

	Six Months Ended
% of net revenue from continuing operations	May 4, 2008	May 3, 2009
Wireless communications	29%	38%
Wired infrastructure	29	28
Industrial and automotive electronics	31	25
Consumer and computing peripherals	11	9

Total net revenue from continuing operations	100%	100%

	Six Months Ended
Net revenue from continuing operations ($ in millions)	May 4, 2008	May 3, 2009	% Change in Dollars
Wireless communications	$234	$265	13%
Wired infrastructure	240	193	(20)%
Industrial and automotive electronics	248	170	(31)%
Consumer and computing peripherals	91	65	(29)%

Total net revenue from continuing operations	$813	$693	(15)%

Net revenue from wireless communications products increased in the first six months of fiscal year 2009 compared with the corresponding prior year period primarily due to market share gains driven by increasing demand for next-generation handsets.

Net revenue from wired infrastructure products decreased in the first six months of fiscal year 2009 compared with the corresponding prior year period primarily due to reduced sales of wired infrastructure products by OEMs, which led to reduced shipments to the contract manufacturers supporting the OEMs. The contract manufacturers constitute our principal direct customers for wired infrastructure products.

Net revenue from the industrial and automotive electronics products decreased in the first six months of fiscal year 2009 compared with the corresponding prior period primarily due to reduced sales by OEMs as well as reductions in sales to our distributors due to a reduction in channel inventory.

Net revenue from consumer and computer peripheral products decreased in the first six months of fiscal year 2009 compared with the corresponding prior year period reflecting decreased shipments of personal computers and related peripherals due to lower consumer spending caused by the overall economic downturn.

Cost of products sold.    Total cost of products sold (which includes amortization of manufacturing-related intangible assets and restructuring charges) was $452 million for the six months ended May 3, 2009, compared to $497 million for the six months ended May 4, 2008, a decrease of $45 million or 9%. As a percentage of net revenue, total cost of products sold increased to 65% for the six months ended May 3, 2009 from 61% for the six months ended May 4, 2008. The decrease in absolute dollars was primarily attributable to decrease in revenue of 15% during the six months ended May 3, 2009 compared to the prior year period. During the six months ended May 3, 2009, we recorded write-downs to inventories of $19 million associated with reduced demand assumptions compared to $6 million during the corresponding prior year period. In addition, the six months ended May 3, 2009 included $2 million of indirect taxes relating to prior periods and payments of $3 million in connection with terminating our relationship with a contract manufacturer as part of a transition to another supplier, which primarily related to production equipment procured by the contract manufacturer for which we agreed to compensate the contract manufacturer.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets and restructuring) was $414 million for the six months ended May 3, 2009, compared to $467 million for the six months ended May 4, 2008, a decrease of $53 million or 11%. As a percentage of net revenue, cost of products sold increased to 60% for the six months ended May 3, 2009 from 58% for the six months ended May 4, 2008.

Research and development.    Research and development expense was $121 million for the six months ended May 3, 2009, compared to $128 million for the six months ended May 4, 2008, a decrease of $7 million or 5%. Research and development expense in the second quarter of fiscal year 2009 was adversely impacted by accruals of $2 million for indirect taxes relating to prior periods. As a percentage of net revenue, research and development expenses increased from 16% for the six months ended May 4, 2008 to 17% for the six months ended May 3, 2009.

Selling, general and administrative.    Selling, general and administrative expense was $82 million for the six months ended May 3, 2009 compared to $98 million for the six months ended May 4, 2008, a decrease of $16 million or 16%. As a percentage of net revenue, selling, general and administrative remained flat at 12% for both periods. Selling, general and administrative expense for the six months ended May 3, 2009 includes $4 million of legal costs incurred in connection with intellectual property litigation, of which a substantial majority related to actions in which we were the plaintiff, compared to an insignificant amount in the prior period. This increase was offset by our concerted efforts to control discretionary costs in the current environment as well as the impact of our previously announced headcount reductions.

Amortization of intangible assets.    Amortization of intangible assets charged to operating expenses was $11 million and $14 million, respectively, for the six months ended May 3, 2009 and May 4, 2008. The decrease is attributable to certain intangible assets becoming fully amortized during the quarter ended February 1, 2009.

Restructuring charges.    During the six months ended May 3, 2009, we incurred total restructuring charges of $17 million, compared to $5 million for the six months ended May 4, 2008, both predominantly representing employee termination costs. See Note 12 to the Consolidated Financial Statements.

Interest expense.    Interest expense was $38 million for the six months ended May 3, 2009, compared to $45 million for the six months ended May 4, 2008, which represents a decrease of $7 million or 16%. The decrease is primarily due to the redemption and repurchases of our outstanding notes of $203 million made since the beginning of fiscal year 2008. We presently estimate that the cash portion of our interest expense for the year ending November 1, 2009 will be $76 million, subject to possible increase or decrease due to changes in interest rates applicable to our variable rate indebtedness and the timing of the use of proceeds from this offering.

Gain (loss) on extinguishment of debt.    During the six months ended May 3, 2009, we purchased $3 million in principal amount of senior subordinated notes in the open market, resulting in a gain on extinguishment of debt of $1 million. During the six months ended May 4, 2008, we redeemed $200 million principal amount of our senior floating rate notes. The redemption of the senior floating rate notes resulted in a loss on extinguishment of debt of $10 million. See Note 9 to the Consolidated Financial Statements.

Other income (expense), net.    Other income (expense), net includes interest income, foreign currency gain (loss), loss on other-than-temporary impairment of investment and other miscellaneous items. Other expense, net was $4 million for the six months ended May 3, 2009 compared to other income, net of $2 million for the six months ended May 4, 2008. During the six months ended May 3, 2009, we recorded a $2 million other-than-temporary impairment charge related to an investment accounted for under the cost method. The decrease is also attributable to a decline in interest income due to lower interest rates as well as exchange losses arising from foreign currency fluctuations relative to the corresponding prior year period.

Provision for income taxes.    We recorded income tax expense of $3 million for the six months ended May 3, 2009 compared to an income tax expense of $7 million for the six months ended May 4, 2008. The decrease is attributable to lower taxable income during the six months ended May 3, 2009.

Year Ended November 2, 2008 Compared to Year Ended October 31, 2007

The following tables set forth the results of operations for the years ended November 2, 2008 and October 31, 2007.

	Year Ended
	October 31, 2007	November 2, 2008	October 31, 2007	November 2, 2008
	(in millions)		(as a percentage of net revenue)
Statement of Operations Data:
Net revenue	$1,527	$1,699	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	936	981	61	58
Amortization of intangible assets	60	57	4	3
Asset impairment charges	140	—	9	—
Restructuring charges	29	6	2	—

Total cost of products sold	1,165	1,044	76	61
Research and development	205	265	14	16
Selling, general and administrative	193	196	13	12
Amortization of intangible assets	28	28	2	2
Asset impairment charges	18	—	1	—
Restructuring charges	22	6	1	—
Acquired in-process research and development	1	—	—	—

Total costs and expenses	1,632	1,539	107	91

Income (loss) from operations	(105)	160	(7)	9
Interest expense	(109)	(86)	(7)	(5)
Loss on extinguishment of debt	(12)	(10)	(1)	(1)
Other income (expense), net	14	(4)	1	—

Income (loss) from continuing operations before taxes	(212)	60	(14)	3
Provision for income taxes	8	3	—	—

Income (loss) from continuing operations	(220)	57	(14)	3
Income from and gain on discontinued operations, net of income taxes	61	26	4	2

Net income (loss)	$(159)	$83	(10)%	5%

Net revenue.    Net revenue was $1,699 million for the year ended November 2, 2008, as compared to $1,527 million for the year ended October 31, 2007, an increase of $172 million or 11%.

Net revenue by target market data is derived from our understanding of our end customers’ primary markets and were as follows:

	Year Ended
% of net revenue from continuing operations	October 31, 2007	November 2, 2008
Wireless communications	26%	31%
Wired infrastructure	28	28
Industrial and automotive electronics	32	30
Consumer and computing peripherals	14	11

Total net revenue from continuing operations	100%	100%

	Year Ended		% Change in Dollars
Net revenue from continuing operations ($ in millions)	October 31, 2007	November 2, 2008
Wireless communications	$393	$524	33%
Wired infrastructure	423	470	11%
Industrial and automotive electronics	500	513	3%
Consumer and computing peripherals	211	192	(9)%

Total net revenue from continuing operations	$1,527	$1,699	11%

As a percentage of net revenue, net revenue from wireless communications products increased in fiscal year 2008 compared with fiscal year 2007. Net revenue from wireless communications products also increased in the same periods primarily due to a favorable mix of products in the next generation handset market.

As a percentage of net revenue, net revenue from wired infrastructure products was flat in fiscal year 2008 compared with fiscal year 2007. The increase in net revenue from wired infrastructure products was driven mainly by strong growth in fiber optics.

As a percentage of net revenue, net revenue from industrial and automotive electronics products decreased in fiscal year 2008 compared with fiscal year 2007 due to our channel partners reducing their inventories. Net revenue from industrial and automotive products increased moderately in the same periods.

As a percentage of net revenue, net revenue in consumer and computing peripherals products decreased in fiscal year 2008 compared with fiscal year 2007. Net revenue from consumer and computer peripherals products also decreased in the same periods, reflecting an increasingly competitive environment in printer encoders and low-end navigation sensors.

Cost of products sold.    Total cost of products sold (which includes amortization of manufacturing-related intangible assets, asset impairment and restructuring charges) was $1,044 million for the year ended November 2, 2008, as compared to $1,165 million for the combined year ended October 31, 2007, a decrease of $121 million or 10%. As a percentage of net revenue, cost of products sold decreased from 76% to 61%, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets, asset impairment and restructuring charges) was $981 million for the year ended November 2, 2008, as compared to $936 million for the year ended October 31, 2007, an increase of $45 million or 5%. As a percentage of net revenue, cost of products sold decreased to 58% for the year ended November 2, 2008 from 61% for the year ended October 31, 2007. This decrease was attributable to the increase in revenue, favorable product mix and improved operational efficiency arising from our restructuring actions taken in fiscal year 2007 and fiscal year 2008.

Research and development.    Research and development expense was $265 million for the year ended November 2, 2008, as compared to $205 million for the year ended October 31, 2007, an increase of $60 million or 29%. As a percentage of net revenue, research and development expenses increased from 14% for the year ended October 31, 2007 to 16% for the year ended November 2, 2008. Higher research and development expense for the year ended November 2, 2008 was due to redeployment of technical resources to focus on product development, as well as higher project material expenditures.

Selling, general and administrative.    Selling, general and administrative expense was $196 million for the year ended November 2, 2008, as compared to $193 million for the year ended October 31, 2007, an increase of $3 million or 2%. As a percentage of net revenue, selling, general and administrative expense decreased from 13% to 12%, reflecting the cost reduction actions taken since the beginning of fiscal year 2008.

Amortization of intangible assets.    Amortization of intangible assets was $28 million for each of the years ended November 2, 2008 and October 31, 2007.

Asset impairment charges.    During the year ended October 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities in accordance with SFAS No. 144. See Note 12 to the Consolidated Financial Statements.

Restructuring charges.    During the year ended November 2, 2008, we incurred restructuring charges of $12 million, compared to $51 million during the year ended October 31, 2007, both predominantly representing one-time employee termination costs. See Note 12 to the Consolidated Financial Statements.

Acquired in-process research and development (IPRD).    IPRD was $1 million for the year ended October 31, 2007 related to completion of the acquisition of the POF business. The amounts allocated to IPRD were determined based on our estimates of the fair value of assets acquired using valuation techniques used in the semiconductor industry and were charged to expense in the third quarter of fiscal year 2007. The projects that qualify for IPRD had not reached technical feasibility and no future use existed in Avago. In accordance with Statement of Financial Accounting Standard, or SFAS No. 2, “Accounting for Research and Development Costs,” as clarified by FIN No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method—an Interpretation of FASB Statement No. 2,” amounts assigned to IPRD meeting the above stated criteria were charged to expense as part of the allocation of the purchase price.

Interest expense.    Interest expense was $86 million for the year ended November 2, 2008, as compared to $109 million for the year ended October 31, 2007, which represents a decrease of $23 million or 21%. The decrease is primarily due to the redemption and repurchases of $297 million in principal amount of our outstanding notes in fiscal years 2007 and 2008.

Loss on extinguishment of debt.    During the year ended November 2, 2008, we redeemed $200 million in principal amount of our senior floating rate notes. The redemption of the senior floating rate notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during the year ended October 31, 2007, we repurchased $97 million in principal amount of our 10 1/8% senior notes due 2013. The repurchase of the senior notes resulted in a loss on extinguishment of debt of $12 million. See Note 9 to the Consolidated Financial Statements.

Other income (expense), net.    Other income (expense), net was $(4) million for the year ended November 2, 2008 compared to $14 million for the year ended October 31, 2007, a decrease of $18 million. The decrease was primarily attributable to exchange losses arising from foreign currency fluctuations relative to the prior year, as well as a decline in interest income due to lower interest rates.

Provision for income taxes.    We recorded an income tax expense of $3 million and $8 million for the years ended November 2, 2008 and October 31, 2007, respectively. The decrease was primarily attributable to a release of valuation allowances of $9 million. We continuously monitor the circumstances impacting the expected realization of our deferred tax assets. In the fourth quarter of fiscal year 2008, we reduced the valuation allowance after determining that certain deferred tax assets are more likely than not to be realizable due to expectations of future taxable income, carryforward periods available to us, and other factors.

Year Ended October 31, 2007 Compared to Combined Year Ended October 31, 2006

The following tables set forth the results of operations for the years ended October 31, 2007 and 2006. The combined results of operations for the year ended October 31, 2006 include the operations of our business for the eleven months, from and after the closing of the SPG Acquisition on December 1, 2005, and the results of operations of Predecessor for the month of November 2005. From our inception in August 2005 through November 30, 2005, we had no revenues, cost of products sold, research and development expense or significant operating activities. During this period, our sole activities were those undertaken in connection with the preparation for the consummation of the SPG Acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. For these reasons, management believes that combining the one month Predecessor results with the eleven months post-acquisition results is the most meaningful presentation. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the SPG Acquisition and may not be predictive of future results of operations. In addition, despite the combined presentation not being in accordance with GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the SPG Acquisition and our transition to a stand-alone entity, we believe that for comparison purposes, such a presentation is most meaningful to an understanding of the results of the business. Additionally, the historic periods do not reflect the impact the SPG Acquisition had on us, most notably significant non-cash amortization charges and interest expense, and may not be predictive of future results of operations.

	Predecessor One Month Ended November 30, 2005	Company Year Ended October 31, 2006	Combined Year Ended October 31, 2006	Company Year Ended October 31, 2007	Combined Year Ended October 31, 2006	Company Year Ended October 31, 2007
		(in millions)			(as a percentage of net revenue)
Statement of Operations Data:
Net revenue	$114	$1,399	$1,513	$1,527	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	87	926	1,013	936	67	61
Amortization of intangible assets	—	55	55	60	4	4
Asset impairment charges	—	—	—	140	—	9
Restructuring charges	—	2	2	29	—	2

Total cost of products sold	87	983	1,070	1,165	71	76
Research and development	22	187	209	205	14	14
Selling, general and administrative	27	243	270	193	18	13
Amortization of intangible assets	—	56	56	28	4	2
Asset impairment charges	—	—	—	18	—	1
Restructuring charges	1	3	4	22	—	1
Litigation settlement	—	21	21	—	1	—
Acquired in-process research and development	—	—	—	1	—	—

Total costs and expenses	137	1,493	1,630	1,632	108	107

Loss from operations	(23)	(94)	(117)	(105)	(8)	(7)
Interest expense	—	(143)	(143)	(109)	(9)	(7)
Loss on extinguishment of debt	—	—	—	(12)	—	(1)
Other income, net	—	12	12	14	1	1

Loss from continuing operations before taxes	(23)	(225)	(248)	(212)	(16)	(14)
Provision for income taxes	2	3	5	8	1	—

Loss from continuing operations	(25)	(228)	(253)	(220)	(17)	(14)
Income from and gain on discontinued operations, net of income taxes	1	1	2	61	—	4

Net loss	$(24)	$(227)	$(251)	$(159)	(17)%	(10)%

Net revenue.    Net revenue was $1,527 million for the year ended October 31, 2007, as compared to $1,513 million for the combined year ended October 31, 2006, an increase of $14 million or 1%. Net revenue from wireless communications products increased in the year ended October 31, 2007 as we focused on changing our product mix towards more proprietary products. Net revenue from industrial and automotive electronics products experienced moderate increase driven by growth in fiber optics in the automotive market offset by weaker optocoupler and LED sales.

Total cost of products sold.    Total cost of products sold, which includes amortization of manufacturing-related intangible assets purchased from Agilent, was $1,165 million for the year ended October 31, 2007, as compared to $1,070 million for the combined year ended October 31, 2006, an increase of $95 million or 9%. As a percentage of net revenue, cost of products sold increased from 71% to 76%, primarily due to the asset impairment charge of $140 million recorded in the third quarter of fiscal year 2007.

Research and development.    Research and development expense was $205 million for the year ended October 31, 2007, as compared to $209 million for the combined year ended October 31, 2006, a decrease of $4 million, or 2%. As a percentage of net revenue, research and development expenses remained flat at 14% in both periods.

Selling, general and administrative.    Selling, general and administrative expense was $193 million for the year ended October 31, 2007, as compared to $270 million for the combined year ended October 31, 2006, a decrease of $77 million, or 29%. As a percentage of net revenue, selling, general and administrative expense decreased 5%, from 18% to 13%. Selling, general and administrative expense for the combined year ended October 31, 2006 included one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity. Excluding transition expenses, selling, general and administrative expenses decreased over the period as we reduced the services provided by Agilent under the MSA and transitioned to our stand-alone corporate infrastructure.

Amortization of intangible assets.    Amortization of intangible assets was $28 million for the year ended October 31, 2007 compared to $56 million for the combined year ended October 31, 2006, a decrease of $28 million or 50%. Amortization of intangible assets decreased as order backlog was fully amortized during fiscal year 2006.

Restructuring charges.    During the year ended October 31, 2007, we incurred restructuring charges of $51 million, $22 million of which was recorded as part of the operating expenses and the remainder was recorded as part of cost of products sold. Our restructuring charges predominantly represent one-time employee termination costs. See Note 12 to the Consolidated Financial Statements.

Litigation settlement.    In November 2006, we agreed to settle a trade secret lawsuit filed by Sputtered Films Inc., a subsidiary of Tegal Corporation, against Agilent, Advanced Modular Sputtering Inc. and our company. We assumed responsibility for this litigation in connection with our SPG Acquisition and accrued a liability for $21 million, including costs, in the fourth quarter of fiscal year 2006.

Interest expense.    Interest expense was $109 million for the year ended October 31, 2007, as compared to $143 million for the combined year ended October 31, 2006. Interest expense for the combined year ended October 31, 2006 includes an aggregate of amortization of debt issuance costs and commitment fees for expired facilities, including $19 million of unamortized debt issuance costs that were written off in conjunction with the repayment of the term loan facility during this period.

Loss on extinguishment of debt.    During fiscal year 2007, we repurchased $97 million in principal amount of the senior fixed rate notes and paid $7 million in early tender premium in the tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $12 million, which consisted of $7 million early tender premium, $4 million write-off of debt issuance costs and less than $1 million of legal fees and other related expenses. See Note 9 to the Consolidated Financial Statements.

Other income, net.    Other income, net was $14 million for the year ended October 31, 2007, as compared to $12 million for the combined year ended October 31, 2006, an increase of $2 million.

Provision for income taxes.    Our income tax provision was $8 million for the year ended October 31, 2007, as compared to $5 million for the combined year ended October 31, 2006. The increase was primarily driven by an increase in Singapore and US operating profits.

Backlog

Our sales are generally made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. Therefore, we believe that purchase orders or backlog are not a reliable indicator of future sales.

Seasonality

Sales of consumer electronics are higher during the calendar year end period, and as a result, we typically experience higher revenues during our fourth fiscal quarter while sales typically decline in our first fiscal quarter.

Quarterly Results (Unaudited)

The following tables present unaudited quarterly consolidated statement of operations data for the eight quarters ended May 3, 2009, and such data expressed as a percentage of net revenues. We have prepared the unaudited quarterly financial information on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments that we consider necessary for a fair statement of such information in accordance with GAAP for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	Three Months Ended
	July 31, 2007	October 31, 2007	February 3, 2008	May 4, 2008	August 3, 2008	November 2, 2008	February 1, 2009	May 3, 2009
	(in millions, except per share data)
Net revenue	$381	$391	$402	$411	$439	$447	$368	$325
Costs and expenses:
Cost of products sold:
Cost of products sold	231	241	230	237	251	263	204	210
Amortization of intangible assets	15	15	14	14	14	15	15	14
Asset impairment charges	140	—	—	—	—	—	—	—
Restructuring charges	8	6	1	1	3	1	6	3

Total cost of products sold	394	262	245	252	268	279	225	227
Research and development	53	51	66	62	68	69	62	59
Selling, general and administrative	44	45	50	48	50	48	40	42
Amortization of intangible assets	7	7	7	7	7	7	6	5
Asset impairment charges	18	—	—	—	—	—	—	—
Restructuring charges	3	8	2	1	2	1	5	3
Acquired in-process research and development	1	—	—	—	—	—	—	—

Total costs and expenses	520	373	370	370	395	404	338	336

Income (loss) from operations	(139)	18	32	41	44	43	30	(11)
Interest expense	(26)	(26)	(25)	(20)	(20)	(21)	(18)	(20)
Gain (loss) on extinguishment of debt	(1)	(1)	(10)	—	—	—	1	—
Other income (expense), net	2	6	1	1	—	(6)	(2)	(2)

Income (loss) from continuing operations before income taxes	(164)	(3)	(2)	22	24	16	11	(33)
Provision for (benefit from) income taxes	3	2	3	4	5	(9)	5	(2)

Income (loss) from continuing operations	(167)	(5)	(5)	18	19	25	6	(31)
Income (loss) from and gain on discontinued operations, net of income taxes	—	3	9	(1)	25	(7)	—	—

Net income (loss)	$(167)	$(2)	$4	$17	$44	$18	$6	$(31)

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(0.78)	$(0.02)	$(0.02)	$0.08	$0.09	$0.12	$0.03	$(0.15)

Income (loss) from and gain on discontinued operations, net of income taxes	—	0.01	0.04	—	0.12	(0.04)	—	—

Net Income (loss)	$(0.78)	$(0.01)	$0.02	$0.08	$0.21	$0.08	$0.03	$(0.15)

Diluted:
Income (loss) from continuing operations	$(0.78)	$(0.02)	$(0.02)	$0.08	$0.09	$0.11	$0.03	$(0.15)

Income (loss) from and gain on discontinued operations, net of income taxes	—	0.01	0.04	—	0.11	(0.03)	—	—

Net Income (loss)	$(0.78)	$(0.01)	$0.02	$0.08	$0.20	$0.08	$0.03	$(0.15)

	Three Months Ended
	July 31, 2007	October 31, 2007	February 3, 2008	May 4, 2008	August 3, 2008	November 2, 2008	February 1, 2009	May 3, 2009
	(as a percentage of net revenue)
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	60	62	57	58	57	59	55	65
Amortization of intangible assets	4	4	4	3	3	3	4	4
Asset impairment charges	37	—	—	—	—	—	—	—
Restructuring charges	2	1	—	—	1	—	2	1

Total cost of products sold	103	67	61	61	61	62	61	70
Research and development	14	13	16	15	15	15	17	18
Selling, general and administrative	11	11	13	12	11	11	11	13
Amortization of intangible assets	2	2	2	2	2	2	2	1
Asset impairment charges	5	—	—	—	—	—	—	—
Restructuring charges	1	2	—	—	1	—	1	1
Acquired in-process research and development	—	—	—	—	—	—	—	—

Total costs and expenses	136	95	92	90	90	90	92	103

Income (loss) from operations	(36)	5	8	10	10	10	8	(3)
Interest expense	(7)	(7)	(6)	(5)	(5)	(5)	(5)	(6)
Gain (loss) on extinguishment of debt	—	—	(2)	—	—	—	—	—
Other income (expense), net	—	1	—	—	—	(1)	—	(1)

Income (loss) from continuing operations before income taxes	(43)	(1)	—	5	5	4	3	(10)
Provision for income taxes	1	—	1	1	1	(2)	1	—

Income (loss) from continuing operations	(44)	(1)	(1)	4	4	6	2	(10)
Income (loss) from and gain on discontinued operations, net of income taxes	—	—	2	—	6	(2)	—	—

Net income (loss)	(44)%	(1)%	1%	4%	10%	4%	2%	(10)%

Net revenue increased sequentially from the third fiscal quarter of 2007 to the fourth fiscal quarter of 2008 as we focused on changing our product mix towards more proprietary products with higher average selling prices in the wireless communications market. Although net revenue in the first two fiscal quarters of 2009 was lower due to the global recession, continuing financial and credit crisis and deteriorating economic conditions, our net revenue from the wireless communications market increased sequentially, driven by increasing demand for next-generation handsets.

Cost of products sold increased as a percentage of net revenue in the second fiscal quarter of 2009 as we recorded write-downs to inventories of $16 million associated with reduced demand assumptions. In addition, the second fiscal quarter of 2009 included $2 million of indirect taxes relating to prior periods and payments of $3 million in connection with terminating our relationship with a contract manufacturer as part of a transition to another supplier, which primarily related to production equipment procured by the contract manufacturer for which we agreed to compensate the contract manufacturer. Cost of products sold decreased as a percentage of net revenue in the first three fiscal quarters of 2008 compared to fiscal year 2007 driven primarily by a favorable product mix.

As a percentage of net revenue, research and development expenses stayed constant at 15% for the last three fiscal quarters of 2008 and then increased to 18% for the second fiscal quarter of 2009 as we continued to invest in research and development despite the lower revenue resulting from the current economic downturn.

As a percentage of net revenue, selling, general and administrative expense decreased from 13% in the first fiscal quarter of 2008 to 11% in the first fiscal quarter of 2009. Selling, general and administrative expense for the second fiscal quarter of 2009 includes $4 million of legal costs incurred in connection with intellectual property litigation, of which a substantial majority are related to actions in which we were the plaintiff. This increase was offset by our concerted efforts to control discretionary costs in the current environment as well as the impact of our previously-announced headcount reductions.

The decrease in interest expense is primarily due to the redemption and repurchases of our outstanding notes made in the past 25 months.

Liquidity and Capital Resources

We began operating as an independent company on December 1, 2005. Prior to that date, Predecessor operated as the Semiconductor Products Group of Agilent, which funded all of our cash requirements, and received all of the cash our operations generated, through a centralized cash management system.

Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures, including acquisitions from time to time.

The volatility in the credit markets has generally diminished liquidity and capital availability in worldwide markets. We are unable to predict the likely duration and severity of the current disruptions in the credit and financial markets or the adverse global economic conditions. However, we believe that our cash on hand, cash flows from operations, combined with availability under our revolving credit facility, will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have significant cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.

In summary, our cash flows were as follows (in millions):

	Year Ended			Six Months Ended
	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
				(unaudited)
Net cash provided by operating activities	$370	$146	$208	$34	$62
Net cash (used in) provided by investing activities	(2,100)	5	(94)	(55)	(30)
Net cash (used in) provided by financing activities	2,002	(114)	(210)	(205)	(4)

Net increase (decrease) in cash and cash equivalents	$272	$37	$(96)	$(226)	$28

*	The period ended October 31, 2006 includes the operations of our business only for the eleven months from and after the closing of the SPG Acquisition on December 1, 2005.

Cash Flows for the Six Months Ended May 3, 2009 and May 4, 2008

We generated cash from operations of $62 million and $34 million during the six months ended May 3, 2009 and May 4, 2008, respectively.

Net cash provided by operations during the six months ended May 3, 2009 was $62 million. The net cash provided by operations was primarily due to depreciation and amortization of $80 million offset by a net loss of $25 million. Significant changes in operating assets and liabilities from November 2, 2008 include a decrease in inventory and employee compensation and benefits accruals of $38 million and $34 million, respectively. Inventory days on hand was 65 days on November 2, 2008 and on May 3, 2009.

Net cash provided by operations during the six months ended May 4, 2008 was $34 million. The net cash provided by operations was primarily due to net income of $21 million and non-cash charges of $85 million, offset by changes in operating assets and liabilities of $72 million. Non-cash charges for the six months ended May 4, 2008 include $77 million for depreciation and amortization, $9 million in share-based compensation and a $6 million loss on extinguishment of debt, offset by a $9 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2007 included an increase in inventory of $25 million, due to increased demand for our products, as well as a decrease in accounts payable and other current assets and current liabilities of $41 million and $29 million, respectively, as a result of the timing of disbursements. Inventory days on hand increased from 53 days at the end of October 31, 2007 to 64 days at May 4, 2008 reflecting the increase in business activity during the period.

Net cash used in investing activities for the six months ended May 3, 2009 was $30 million. The net cash used in investing activities was primarily due to purchases of property, plant and equipment of $25 million and $7 million related to a business acquisition.

Net cash used in investing activities for the six months ended May 4, 2008 was $55 million. The net cash used in investing activities included $46 million related to acquisitions and an investment and purchases of property, plant and equipment of $28 million, offset by net proceeds received from the sale of the Infra-red operations and the contingent payment received from the sale of the Image Sensor operations which totaled $25 million.

Net cash was not affected significantly by financing activities for the six months ended May 3, 2009. Net cash used in financing activities for the six months ended May 4, 2008 was $205 million, comprised mainly of the redemption of $200 million in the principal amount of the senior floating rate notes.

Cash Flows for the Years Ended November 2, 2008 and October 31, 2007

We generated cash from operations of $208 million and $146 million during the years ended November 2, 2008 and October 31, 2007, respectively.

Net cash provided by operations during the year ended November 2, 2008 was $208 million. The net cash provided by operations was primarily due to net income of $83 million and non-cash charges of $159 million, offset by increases in operating assets and liabilities of $34 million. Non-cash charges for the year ended November 2, 2008 include $159 million for depreciation and amortization, $15 million in share-based compensation, a $6 million loss on extinguishment of debt and a $2 million loss on disposal of property, plant and equipment, offset by a $27 million gain on discontinued operations. Accounts receivable days sales outstanding declined from 51 days at October 31, 2007 to 37 days at November 2, 2008 primarily due to an improvement in collections as well as better linearity of shipments in the last quarter of fiscal year 2008 as compared to the last quarter of fiscal year 2007. Inventory increased from $140 million at the end of fiscal year 2007 to $188 million on November 2, 2008. Inventory days on hand increased from 53 days at October 31, 2007 to 65 days at November 2, 2008. The increase in inventory days on hand is primarily due to increase in net revenue of 10% in fiscal year 2008 as compared to fiscal year 2007, strategic, end-of-life purchases, as well as a relatively lower inventory days on hand at the end of fiscal year 2007.

Net cash provided by operations during the year ended October 31, 2007 was $146 million. The net cash provided by operations was primarily due to non-cash charges of $308 million, offset by a net loss of $159 million and by changes in operating assets and liabilities of $3 million. Non-cash charges for the year ended October 31, 2007 include $176 million for depreciation and amortization, $162 million of non-cash restructuring and asset impairment charges, $12 million in share-based compensation and $12 million loss on extinguishment of debt, offset by a $61 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2006 include an increase in accounts receivable and other current assets and current liabilities of $31 million and $26 million, respectively, a decrease in employee compensation and benefits accruals of $12 million as the result of disbursements related to our employee benefit programs. These uses of cash are partially offset by an increase in accounts payable of $29 million, a decrease in inventory of $28 million, and an increase in other long-term assets and liabilities of $9 million from October 31, 2006.

Net cash used in investing activities for the year ended November 2, 2008 was $94 million. The net cash used in investing activities principally related to acquisitions and investments of $78 million, and purchases of property, plant and equipment of $65 million, offset by earn-out payments of $50 million related to the divestiture of the Printer ASICs Business and the Image Sensor operations. Net cash provided by investing activities for the year ended October 31, 2007 was $5 million. The net cash provided by investing activities was principally due to net proceeds received from the sale of the Image Sensor operations of $57 million and an earn-out payment in connection with the sale of our Printer ASICs Business of $10 million, offset by the acquisition of the POF business for $27 million and purchases of property, plant and equipment of $37 million.

Net cash used in financing activities for the year ended November 2, 2008 was $210 million, comprised mainly of the redemption of senior floating rate notes of $200 million.

Cash Flows for the Years Ended October 31, 2007 and October 31, 2006

We generated cash from operations of $146 million and $370 million during the years ended October 31, 2007 and 2006, respectively.

For the year ended October 31, 2007, we incurred a net loss of $159 million, which included non-cash items of $308 million. Non-cash charges for the year ended October 31, 2007 include $176 million for depreciation and amortization, an asset impairment charge of $158 million and a gain on discontinued operations of $61 million. The net change in operating assets and liabilities was $3 million.

Net cash provided by operations for the year ended October 31, 2006 was primarily due to changes in operating assets and liabilities of $355 million and non-cash charges of $242 million, offset by a net loss of $227 million. Non-cash charges for the year ended October 31, 2006 include $210 million for depreciation and amortization and $22 million for amortization of debt issuance costs. Significant operating assets and liabilities changes contributing to cash provided by operations include a decrease in accounts receivable of $136 million due to improved collections, an increase in accounts payable and other current assets and current liabilities of $32 million and $84 million, respectively, due primarily to the timing of payments and an increase in employee compensation and benefits accruals of $53 million as the result of the implementation of our employee benefit programs, transactional receivables and liabilities relating to VAT, sales tax and similar transactional taxes. Our reported cash flow from operations for the year ended October 31, 2006 reflects in part the initial build-up of current assets and liabilities not acquired or assumed from Agilent relating to taxes and employee obligations, and is not necessarily indicative of future cash flow.

Net cash provided by investing activities for the year ended October 31, 2007 was $5 million. The net cash provided by investing activities related to purchases of property, plant and equipment of $37 million, acquisition of the POF business for $27 million, offset by net proceeds received from the sales of the Image Sensor operations of $57 million as well as earn-out payments received from disposition of the Printer ASICs Business in 2006 of $10 million.

Net cash used in investing activities for the year ended October 31, 2006 was $2,100 million. The net cash used in investing activities was principally due to the SPG Acquisition for $2,707 million and purchases of property, plant and equipment of $59 million, offset by net proceeds received from the sales of the Printer ASICs Business and Storage Business of $245 million and $420 million, respectively.

Net cash used by financing activities for the year ended October 31, 2007 was $114 million and primarily related to payments made to retire our senior fixed rate notes for $107 million, which includes the premium on the redemption.

Net cash provided by financing activities for the year ended October 31, 2006 was $2,002 million. The net cash provided by financing activities was principally from proceeds of $1,666 million from debt borrowings and the issuance of ordinary and redeemable convertible preference shares of approximately $1,062 million and $250 million, respectively, less $725 million of debt repayments and $249 million associated with the redemption of all of the redeemable convertible preference shares.

Indebtedness

We have a substantial amount of indebtedness. As of November 2, 2008, we had $710 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $315 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $17 million at November 2, 2008, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis).

In 2006, we used $420 million of net proceeds from the sale of our Storage Business and $245 million of net proceeds from the sale of our Printer ASICs Business to permanently repay borrowings under our term loan facility, significantly reducing our indebtedness.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table sets forth our long-term debt, operating and capital lease and purchase obligations as of November 2, 2008 for the fiscal periods noted (in millions).

	Total	2009	2010 to 2011	2012 to 2013	Thereafter
Short-term and long-term debt(1)	$703	$—	$—	$50	$653
Estimated future interest expense payments(2)	437	75	150	147	65
Operating leases(3)	30	8	10	4	8
Capital leases(4)	7	2	3	1	1
Commitments to contract manufacturers and other purchase obligations(5)	21	21	—	—	—
Additional contractual commitments(6)	153	37	44	31	41

(1)	Represents our outstanding notes as of November 2, 2008.

(2)	Represents interest payments on our outstanding notes assuming the same rate on the senior floating rate notes as was in effect on November 2, 2008, commitment fees and letter of credit fees, and taking into account the redemption of $200 million principal amount of senior floating rates notes on December 18, 2007. See Note 9 to the Consolidated Financial Statements.

(3)	Includes operating lease commitments for facilities and equipment that we have entered into with Agilent and other third parties.

(4)	Includes capital lease commitments for equipment that we have entered into with third parties.

(5)	We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts in conjunction with our write-down of inventory. As of November 2, 2008, the liability for our firm, non-cancelable and unconditional purchase commitments was $3 million. These amounts are included in other liabilities in our balance sheets at November 2, 2008, and are also included in the preceding table.

(6)	We have entered into several agreements related to IT, human resources, financial advisory services and other services agreements.

We adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits at November 2, 2008, we are unable to reliably estimate the timing of cash settlement with the respective taxing authority. Therefore, $16 million of unrecognized tax benefits classified as long-term income taxes payable in the consolidated balance sheet as of November 2, 2008 have been excluded from the contractual obligations table above.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at May 3, 2009 as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

New Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” or SFAS No. 167. SFAS No. 167 eliminates Interpretation No. 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation No. 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 will be effective for our fiscal year beginning November 1, 2010. We are currently assessing the impact that this standard will have on our results of operations and financial position.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” or SFAS No. 165. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements. SFAS No. 165 introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 will apply to both interim financial statements and annual financial statements after June 15, 2009 and will be effective for us beginning with the third quarter of fiscal year 2009. We do not anticipate that the adoption of SFAS No. 165 will have a significant impact on our results of operations and financial position.

In April 2009, the FASB issued FASB Staff Position, or FSP, No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” or FSP No. FAS 107-1 and APB 28-1. This FSP requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP No. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009 and will be effective for us beginning with the third quarter of fiscal year 2009. We do not expect the adoption of this FSP will have a material impact on our results of operations, financial position or our financial statement disclosures as applicable.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP No. FAS 132(R)-1. This FSP amends Statement of Financial Accounting Standards No. 132(R), or SFAS No. 132(R), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 requires disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, (c) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and (d) the significant concentrations of risk within plan assets. FSP No. 132(R)-1 does not change the accounting treatment for postretirement benefit plans. FSP No. 132(R)-1 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our financial statement disclosures.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP No. FAS 142-3. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP No. FAS 142-3 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. We adopted SFAS No. 161 in February 2009 but have not presented separate disclosures required by SFAS No. 161 and SFAS No. 133 because the impact of derivative instruments is immaterial to our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. This standard does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued FSP No. FAS 157-1 and FSP No. FAS 157-2. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions. FSP No. FAS 157-2 delays the effective date of SFAS No. 157 by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active,” or FSP No. FAS 157-3, to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP No. FAS 157-3 is effective immediately. We adopted SFAS No. 157 at the beginning of fiscal year 2009. SFAS No. 157 is effective for nonfinancial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, which is our fiscal year 2010. The adoption of SFAS No. 157 did not impact our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141(R). SFAS No. 141(R) will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP No. FAS 141(R)-1. FSP No. FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP No. FAS 141(R)-1 are effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141(R) and FSP No. FAS 141(R)-1 will have on our results of operations and financial position. The adoption of SFAS 141(R) and FSP No. FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision is effective for us in fiscal year 2009. We do not expect the change in measurement date to have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At May 3, 2009, we had $50 million of debt outstanding under our senior floating rate notes which is based on a floating rate index. A 1.0% increase in interest rates would increase the annual interest expense on our senior floating rate notes by $0.5 million.

Currency Exchange Rates

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. To mitigate the exposures resulting from the changes in the exchange rates of these currencies, we enter into foreign exchange forward contracts. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the U.S. dollar. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of May 3, 2009, the fair value of all our outstanding foreign exchange forward contracts was immaterial.

INDUSTRY OVERVIEW

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and storing information. With advances in semiconductor technology, the functionality and performance of semiconductors have increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications, industrial, aerospace and defense markets. Applications in these markets include personal computers and peripherals, communications infrastructure, automobiles, consumer electronics, mobile handsets and other wireless devices, digital cameras, manufacturing and assembly systems, aviation and aerospace and complex robotic applications. This proliferation of semiconductors across a wide range of applications has contributed to the growth of the semiconductor industry. According to the World Semiconductor Trade Statistics, or WSTS, the global semiconductor market grew from $125.6 billion in 1998 to $248.6 billion in 2008, and after a decline during the current global recession, during which the global semiconductor market is expected to contract to $195.6 billion, the semiconductor market is expected to grow moderately from 2010 through 2011.

Analog Semiconductors

Semiconductor characteristics vary depending upon the type of semiconductor as well as the complexity of function or application of the end product in which the semiconductor is used. Analog semiconductors convert real-world phenomena, such as temperature, pressure, light, sound, speed and motion, into and from electrical signals. As a result of this functionality, analog semiconductors require a high level of performance that corresponds with the speed and high variation of signal intensity in order to accurately convert these signals. Analog signals can be converted to digital form for further manipulation and storage. Digital semiconductors then process a simplified version of the data represented by 1s and 0s and memory devices store the digital data. Digital signals are frequently converted back to analog form to enable a wide variety of real-world experiences such as voice communications, video display and audio output. Optoelectronic devices, such as light-emitting diodes, or LEDs, and optocouplers, are often deployed with analog and mixed-signal (which combines analog and digital capabilities) devices because optoelectronic devices convert light to analog signals (or convert an analog voltage to light). In this way, analog semiconductors and mixed-signal semiconductors play a critical role in illuminating displays and automotive interiors, sensing motion in advanced machinery and connecting enterprise networks. According to WSTS, sales of analog semiconductors, including mixed-signal and optoelectronic devices, represented approximately 30%, or $75.6 billion, of global semiconductor industry sales in 2008 and, after a decline during the current global recession, during which sales are expected to decline to $60.4 billion, sales are projected to grow moderately from 2010 through 2011. We compete in only a portion of the analog semiconductor market and, accordingly, statistics regarding the entire market are not necessarily indicative of the growth characteristics of the sub-markets for analog products in which we compete. We believe certain sub-markets, such as next generation wireless devices, high performance computing and industrial applications will continue to grow faster than the overall analog market.

Historically, sales of analog semiconductors have been less volatile than those of other semiconductor categories on a year-over-year basis due to their broad base of applications and their complexity of design. Analog semiconductors typically have longer product life cycles and more stable average selling prices compared to digital semiconductors. In addition, the design of an analog semiconductor generally involves greater variety and less repetition of circuit elements than digital semiconductor design. The interaction of analog circuit elements is complex, and their exact placement is critical to the accuracy and performance of the overall device. Electronics manufacturers often incorporate a given analog, mixed-signal or optoelectronics device into their electronics for a significant period of time due to the high switching costs of developing and qualifying a new solution.

The analog sector, including optoelectronics devices, is differentiated from other semiconductor sectors by complex technical characteristics including:

•

Materials and Process Technologies.    Semiconductors are manufactured using different materials and process technologies. Digital semiconductors are fabricated with silicon-based wafers and the most common process technology is complementary metal-oxide semiconductor, or CMOS. These materials and process technologies do not have the performance capabilities commonly required in high performance analog applications. III-V semiconductor materials are used in the fabrication of radio frequency, or RF, and optoelectronic devices, including lasers, LEDs, semiconductor optical amplifiers, modulators and photo-detectors. These materials have higher electrical conductivity and thus enable faster connectivity and tend to have better performance characteristics than silicon. III-V circuits can be designed to consume less power, amplify with more linearity and operate more efficiently than silicon circuits with similar process resolution.

•

Integration.    Advances in semiconductor technology in recent years have enabled higher degrees of integration in the design and manufacture of semiconductor devices. Integration can be achieved by combining two or more analog features on a single chip or by combining different elements, such as analog, digital and memory, on a single chip. In addition to device-level integration, semiconductors increasingly must be designed with system-level integration considerations, including die size and packaging requirements. System-level designs may use module-based techniques to reduce size, weight and power requirements. This approach ensures each component’s functional compatibility, provides upgrade flexibility and takes advantage of the design simplicity of separate semiconductors to minimize cost and design and test times. Higher degrees of integration can also be attained through the assembly of a number of multi-chip modules into subsystems that provide greater functionality and can be more easily incorporated into an OEM’s product.

•

Packaging.    Interaction between an analog device and its package can significantly affect product performance, particularly at high frequencies. Characteristics such as the ability of the package to dissipate heat produced by the semiconductor, or to withstand vibration, shock, high temperature, humidity and other environmental conditions, are also critical in certain applications. Packaging technologies must mirror the specific needs of the circuit design to ensure proper performance under specified conditions. In addition, module packaging is more complex than device packaging as this process integrates multiple, separate devices and often needs to conform to size requirements specific to the end application.

Significant Semiconductor Industry Trends

There are a number of trends currently affecting the semiconductor industry. We believe that the following are the six most significant trends:

•

Growth in Semiconductor Components for Consumer Electronics.    Historically, growth in the semiconductor industry has been driven by demand in the computing, networking and wireless markets and from a broad set of industrial and military applications. In recent years, demand for semiconductors has been increasingly driven by the growth in demand for consumer electronics, such as media players, game consoles and cellular phones. As long as uses for consumer electronics devices expand and demand for additional features, functionality and performance requirements in consumer electronics devices grows, we expect demand for semiconductors for consumer electronics devices to continue to grow faster than the overall semiconductor market. For example, the emergence of the new worldwide 3G standard for cell phones requires a higher level of semiconductor performance than previous standards.

•

Growth in High-Performance Computing to Support Enterprise Data Processing.    Over the past two decades, communications technologies have evolved dramatically in response to the proliferation of the Internet, ubiquitous wireless and mobile networks, and the emergence of new data-intensive computing and communications applications. These applications include, among others, video-on-demand, other video-based applications and higher speed storage networks. Enterprises are faced with an increasing need for computing power and storage capacity to support more complex traffic over enterprise networks at an ever increasing pace. As processor technology continues to advance, one of the limiting factors in system performance becomes the speed at which data can be moved between microprocessors, from computer to computer, and from one network to another. The speed and power management requirements are beginning to exceed the performance capabilities of the previously used interconnect technology. For example, interconnects that previously used copper are being replaced with higher speed fiber optic cable.

•

Growth of Semiconductors in Industrial and Automotive Applications.    The increased precision requirements of many industrial applications have resulted in the proliferation of semiconductors capable of more accurately sensing the environment and communicating data for processing information. For example, the automation of factories with robotics requires very precise motion sensing enabled by industrial encoders. Within the automobile industry, semiconductors are enabling greater passenger comfort, safety and fuel efficiency. For example, hybrid engines, which combine battery technology with the more efficient use of combustion engines, are enabled by optocouplers which provide the isolation necessary to accurately monitor hybrid engine performance.

•

Outsourcing.    Historically, the semiconductor industry was primarily comprised of integrated device manufacturers, or IDMs, that designed, manufactured, assembled and tested semiconductors at their own facilities. There has been a trend to outsource various stages of the manufacturing process to reduce the high fixed costs and capital requirements associated with these processes. As a result, new types of semiconductor companies have emerged, including fabless semiconductor companies, independent foundries and semiconductor assembly and test service providers. Fabless semiconductor suppliers design semiconductors but use independent foundries or third-party IDMs for manufacturing. Independent foundries produce semiconductor components for third parties on a contract, outsourced manufacturing basis. Assembly and test service providers assemble, test and package semiconductors to fit efficiently into electronic devices.

•

Shift of Manufacturing Centers to the Asia/Pacific Region.    Semiconductor manufacturers and assembly and test service providers have shifted a significant portion of their operations to low cost locations, such as Malaysia, Singapore, Taiwan and China. We expect that semiconductor production will increasingly be located in the Asia/Pacific region. Production of consumer electronics has undergone a similar migration to the Asia/Pacific region, driven by low cost manufacturing and engineering resources. As a result, the global shift of semiconductor manufacturers to the Asia/ Pacific region not only offers substantial manufacturing cost savings benefits, but also provides close proximity to a large and growing customer base.

•

Globalization of Customers and Reliance on Global Semiconductor Suppliers.    Historically, OEMs relied on multiple suppliers to support their semiconductor needs. Recently, however, the customer base for semiconductor suppliers has become more concentrated and global. These global customers require their semiconductor suppliers to demonstrate financial stability and maintain global supply chain management capabilities. These customers also demand a deep understanding of their increasingly complex technical requirements, which requires semiconductor suppliers to maintain design centers near the customers. As a result, semiconductor customers are relying on fewer suppliers to support their needs. We believe that semiconductor suppliers with design centers near customers, the ability to service a global supply chain, and a broad product portfolio are best positioned to capitalize on this trend.

BUSINESS

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. We differentiate ourselves through our high performance design and integration capabilities. III-V semiconductor materials have higher electrical conductivity, enabling faster speeds and tend to have better performance characteristics than conventional silicon in applications such as RF and optoelectronics. Our product portfolio is extensive and includes approximately 6,500 products in four primary target markets: wireless communications, wired infrastructure, industrial and automotive electronics, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 end customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Brocade Communications Systems, Inc., Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A. and Samsung Electronics Co., Ltd. For the six months ended May 3, 2009, our top 10 customers, which included four distributors, collectively accounted for 59% of our net revenue from continuing operations.

We focus on maintaining an efficient global supply chain and a variable, low-cost operating model. Accordingly, we have outsourced a majority of our manufacturing operations. We have over 35 years of operating history in Asia, where approximately 57% of our employees are located and where we produce and source the majority of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing. For the fiscal year ended November 2, 2008 and the six months ended May 3, 2009, we generated net revenues from continuing operations of $1.699 billion and $693 million, respectively, and net income (loss) of $83 million and $(25) million, respectively.

Our Competitive Strengths

Our leadership in the design, development and supply of III-V analog semiconductor devices in our target markets is based on the following competitive strengths:

Leading designer and manufacturer of III-V analog semiconductor devices.    RF and optoelectronic design requires a deep understanding of complex material interactions, device structures, and the operation of associated manufacturing processes. Our engineering expertise includes combining III-V semiconductors with many other components into application specific products that enable entire electronic systems or sub-systems. In addition, our differentiated multi-chip packaging expertise improves the integration of our products into customer systems as well as the performance of those systems. Our expertise in these areas allows us to effectively design and manufacture our products using specialized, highly conductive materials that are especially suited for RF and optoelectronics products. We design products that deliver high-performance and provide mission-critical functionality. In particular, we were a pioneer in commercializing vertical-cavity surface emitting laser, or VCSEL, fiber optic products and our VCSEL-based products have been widely adopted throughout the wired infrastructure industry. In addition, we were the first to deliver commercial film bulk acoustic resonator, or FBAR, filters for code division multiple access, or CDMA, technology and we believe we maintain a significant market share of PCS duplexers within the CDMA market. In optoelectronics, we are a market leader in submarkets such as optocouplers, fiber optic transceivers and optical computer mouse sensors.

Significant intellectual property portfolio and research and development targeting key growth markets.    We are a technology leader in our industry, with over 40 years of operating history and innovation dating back to our origins within Hewlett-Packard Company. Our reputation for product quality and our strong foundation of intellectual property are supported by a portfolio of more than 5,000 U.S. and foreign patents and patent applications. Our history and market position enable us to strategically focus our research and development resources to address attractive target markets. We leverage our significant intellectual property portfolio to integrate multiple technologies and create component solutions that target growth opportunities. We have also developed specialty process technologies with respect to our RF and optoelectronic products that provide differentiated product performance, are difficult to replicate and create barriers to entry for potential competitors. For example, we have recently launched a high data rate fiber optic transceiver with a much smaller footprint than the previous generation and also developed 65nm high speed serializers/deserializers, or SerDes. Our product development efforts are supported by a team of approximately 1,000 design engineers, many of whom have over 20 years of experience in analog design.

Large and broadly diversified business provides multiple growth opportunities.    Our sales are broadly diversified across products, customers, sales channels, geographies and target markets. We offer more than 6,500 products to approximately 40,000 end customers in our four primary target markets. We have generated substantial sales in key markets across the globe including the Americas, Europe, Asia/Pacific and Japan. For the six months ended May 3, 2009, wireless communications contributed 38%, wired infrastructure contributed 28%, industrial and automotive electronics contributed 25%, and consumer and computer peripherals contributed 9%, of our net revenue from continuing operations, respectively. The diversity of our customers, target markets and applications provides us with multiple growth opportunities.

Established, collaborative customer relationships with leading OEMs.    We have established strong relationships with leading global customers across multiple target markets. Typically, our major customer relationships have been in place multiple years and we have supplied multiple products during that time period. Our close customer relationships have often been built as a result of years of collaborative product development which has enabled us to build our intellectual property portfolio and develop critical expertise regarding our customers’ requirements, including substantial system-level knowledge. This collaboration has provided us with key insights into our customers and has enabled us to be more efficient and productive and to better serve our target markets and customers. As a result, we believe we also have early insight into new technology trends and developments. Additionally, our extensive network of field applications engineers, or FAEs, enhances our customer reach and our visibility into new product opportunities.

Highly efficient operating model.    We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities.

We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We outsource standard CMOS processes. Our primarily outsourced manufacturing business model provides the flexibility to respond to market opportunities, simplifies our operations and reduces our capital requirements. In addition, by outsourcing production rather than making substantial investments in production facilities, we have been able to generate attractive returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. Moreover, approximately 57% of our employees are located in Asia which enables us to reduce our manufacturing and operating costs. We were one of the first semiconductor companies to establish a presence in Asia over 35 years ago, and we believe we have developed significant manufacturing and operating efficiencies in the region. We also benefit from a relatively low effective tax rate because we have structured our operations to maximize income in countries where income tax rates are low or where tax incentives have been extended to us to encourage investment.

Strategy

Our goal is to continue to be a global market leader in the design, development and supply of III-V analog semiconductor devices in our target markets. Key elements of our strategy include:

Rapidly introduce proprietary products.    We believe our current product expertise, key engineering talent and intellectual property portfolio provide us with a strong platform from which to develop application specific products in key target markets. We focus our research and development efforts on the development of innovative, sustainable and higher value product platforms. We leverage our design capabilities in markets where we believe our innovation and reputation will allow us to earn attractive margins by developing high value-add products. For example, we are using our expertise in VCSEL technology and parallel optics to develop high bandwidth fiber optic transceiver products that enable data center and storage network virtualization.

Extend our design expertise, intellectual property and technology capabilities.    We continue to build on our history of innovation, intellectual property portfolio, design expertise and system-level knowledge to create more integrated solutions. We intend to continue to invest in the development of future generations of our products to meet the increasingly higher performance and lower cost requirements of our customers. We intend to leverage our engineering capabilities in III-V semiconductor devices and continue to invest resources in recruiting and developing additional expertise in the areas of radio frequency microelectromechanical systems, or RF MEMs, filters and front end modules, high speed SerDes that enable high bandwidth switch and router connectivity, and a wide range of optoelectronics technologies.

Focus on large, attractive markets where our expertise provides significant opportunities.    We intend to expand our product offerings to address existing and adjacent market opportunities, and plan to selectively target attractive segments within large established markets. We target markets that require high quality and the integrated performance characteristics of our products. For example, we are applying our RF expertise to develop front-end modules for 3G wireless handsets. Our development of the FBAR MEMs filter product family and its adoption in the marketplace has provided us a leadership position in the CDMA cellular phone market and we expect to be a significant contributor to front end modules in the next generation 3G cellular phones.

Increase breadth and depth of our customer relationships.    We continue to expand our customer relationships through collaboration on critical design and product development activities. Customers can rely on our system-level expertise to improve the quality and cost-effectiveness of their products, accelerate time-to-market and improve overall product performance. Our FAEs and design engineers are located near our customers around the world, which enables us to support our customers in each stage of the product development cycle, from early stages of product design through volume manufacturing and future growth. By collaborating with our customers, we have opportunities to develop high value-added, customized products for them that leverage our existing technologies. We can then market variations of these products to other customers. We believe our collaborative relationships enhance our ability to anticipate customer needs and industry trends and will allow us to gain market share and penetrate new markets.

Continue to pursue a flexible and cost-effective manufacturing strategy.    We believe that utilizing outsourced service providers for our standard CMOS manufacturing and a significant majority of assembly and test activities enables us to respond faster to rapidly changing market conditions. We aim to minimize capital expenditures by focusing our internal manufacturing capacity on products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing. We have outsourced a majority of our manufacturing operations and we maintain significant focus on managing an efficient global supply chain and a variable, low-cost operating model.

Markets and Products

In each of our target markets, we have multiple product families that primarily provide OEMs with component or subsystem products. Our product portfolio ranges from simple discrete devices to complex sub-systems that include multiple device types and incorporate firmware for interface with digital systems. In some cases, our products include mechanical hardware that interfaces with optoelectronic or capacitive sensors.

Wireless Communications.    We support the wireless industry with a broad variety of RF semiconductor devices, including monolithic microwave integrated circuits filters and duplexers using our proprietary FBAR technology, front end modules that incorporate multiple die into multi-function RF devices, diodes and discrete transistors. Our expertise in amplifier design, FBAR technology and module integration capability enables us to offer industry-leading efficiency in RF transmitter applications. Our proprietary GaAs processes are critical to the production of power amplifier and low noise amplifier products. In addition to RF devices, we provide a variety of optoelectronic sensors for mobile handset applications. We also supply LEDs for camera-phone flashes and for backlighting applications in mobile handset keypads, as well as sensors for backlighting control.

Wired Infrastructure.    In the storage and Ethernet networking markets, we supply transceivers that receive and transmit information along optical fibers. We provide a range of product bandwidth options for customers, including options ranging from 125 MBd Fast Ethernet transmitters and receivers to 10 Gigabit transceivers. We supply parallel optic transceivers with as many as 12 parallel channels for high performance core routing and server applications. For enterprise networking and server I/O applications, we also supply high speed SerDes products integrated into application specific integrated circuits, or ASICs.

Industrial and Automotive Electronics.    We provide a broad variety of products for the general industrial, automotive and consumer appliance markets. We offer optical isolators, or optocouplers, which provide electrical insulation and signal isolation for systems that are susceptible to electrical noise caused by crosstalk, power glitches or electrical interference.

Optocouplers are used in a diverse set of applications, including industrial motors, automotive systems including those used in hybrid engines, power generation and distribution systems, switching power supplies, telecommunications equipment, consumer appliances, computers and office equipment, plasma displays, and military electronics. For industrial motors and robotic motion control, we supply optical encoders in module form and housed in ingress-protected enclosures, as well as integrated circuits, or ICs, for the controller and decoder functions to accompany the motion sensors themselves. For electronic signs and signals, we supply LED assemblies that offer high brightness and stable light output over thousands of hours, enabling us to support traffic signals, large commercial signs and other displays. For industrial networking, we provide Fast Ethernet transceivers using plastic optical fiber that enable quick and interoperable networking in industrial control links and factory automation.

Consumer and Computing Peripherals.    We manufacture motion control encoders that control the paper feed and print head movement in printers and other office automation products. In addition, we were an early developer of image sensors for optical mouse applications, using LEDs and CMOS image sensors to create a subsystem that can detect motion over an arbitrary desktop surface. We are a leading supplier of image sensors for optical mice today, and have launched a new line of laser-based mouse products with improved precision. Displays, especially in notebook computer applications, use our products for LED backlighting and sensors to control display brightness based on ambient light conditions.

The table below presents the major product families, major applications and major end customers in our four primary target markets.

Target Market	Major Product Families	Major Applications	Major End Customers
Wireless Communications	• RF amplifiers • RF filters • RF front end modules (FEMs) • Ambient light sensors • LEDs • Low noise amplifiers • mm-wave mixers • Diodes	• Voice and data communications • Camera phone • Keypad and display backlighting • Backlighting control • Base stations	• LG Electronics Inc. • Samsung Electronics Co., Ltd.

Wired Infrastructure	• Fiber optic transceivers • Serializer/deserializer (SerDes) ASICs	• Data communications • Storage area networking • Servers	• Brocade Communications Systems, Inc. • Cisco Systems Inc. • Hewlett-Packard Company • International Business Machines Corp. • Juniper Networks Inc.

Industrial and Automotive Electronics	• Fiber optic transceivers • LEDs • Motion control encoders and subsystems • Optocouplers	• In-car infotainment • Displays • Lighting • Factory automation • Motor controls • Power supplies	• ABB Ltd. • Siemens AG

Consumer and Computing Peripherals	• Optical mouse sensors • Motion control encoders and subsystems	• Optical mice • Printers • Optical disk drives	• Hewlett-Packard Company • Logitech International S.A. • Primax Electronics Ltd.

Research and Development

We are committed to continuous investment in product development. Our products grew out of our own research and development efforts, and have given us competitive advantages in certain target markets due to performance differentiations. In recent years, we have launched a new line of RF components, a variety of fiber optic transceivers, 65nm high speed SerDes integrated circuits, updated optocoupler products, optical encoders, as well as new ambient light photo sensor and proximity sensor products. In addition, our team of engineers works closely with many of our customers to develop and introduce products that address the specific requirements of those customers.

We plan to continue investing in product development to drive growth in our business. We also invest in process development and maintain fabrication capabilities in order to optimize processes for devices that are manufactured internally. Research and development expenses were $121 million for the six months ended May 3, 2009, and $265 million, $205 million and $187 million for the years ended November 2, 2008, October 31, 2007 and October 31, 2006, respectively. We anticipate that we will continue to make significant research and development expenditures in order to maintain our competitive position with a continuous flow of innovative and sustainable product platforms. As of May 3, 2009, we had approximately 1,300 employees dedicated to research and development at multiple locations around the world.

We also have research and development alliances with partners and ongoing technology sharing relationships with our principal contract manufacturers. We anticipate that we will continue to employ research and development alliances to maximize the impact of our internal research and development investment.

Customers, Sales, Marketing and Distribution

We have a diversified and historically stable customer base. In the six months ended May 3, 2009, no single customer accounted for 10% or more of our net revenue from continuing operations, and our top 10 customers, which included four distributors, collectively accounted for 59% of our net revenue from continuing operations. In addition, in the six months ended May 3, 2009, we believe that direct sales to Cisco Systems, Inc. when combined with indirect sales to Cisco through the contract manufacturers that Cisco utilizes, accounted for approximately 10% of our net revenues from continuing operations.

We sell our products through a network of distributors and our direct sales force globally. We have strategically developed distributor relationships to serve tens of thousands of customers, and we are a leading supplier to two of the largest global electronics components distributors, Arrow Electronics, Inc. and Avnet, Inc. Our direct sales force is focused on supporting our large OEM customers. Within North America, we also complement our direct sales force with a network of manufacturing sales representative companies to cover our emerging OEM customers in order to ensure these customers receive the proper level of attention and support.

As of May 3, 2009, our sales and marketing organization consisted of approximately 500 employees, many of whom have responsibility for emerging accounts, for large, global accounts, or for our distributors. Our sales force has specialized product and service knowledge that enables us to sell specific offerings at key levels throughout a customer’s organization. Our main global distributors are Arrow Electronics, Inc. and Avnet, Inc., complemented by a number of specialty regional distributors with customer relationships based on their respective product ranges. We also provide a broad range of products and applications-related information to customers and channel partners via the Internet.

Our customers require timely delivery often to multiple locations around the world. As part of our global reach, we have 11 sales offices located in nine countries, with a significant presence in Asia, which is a key center of the worldwide electronics supply chain. Many of our customers design products in North America or Europe that are then manufactured in Asia. We maintain dedicated regional customer support call centers, where we address customer issues and handle logistics and other order fulfillment requirements. We are well-positioned to support our customers throughout the design, technology transfer and manufacturing stages across all geographies.

Operations

A majority of our manufacturing operations are outsourced, and we utilize external foundries, including Chartered Semiconductor Manufacturing Ltd. and Taiwan Semiconductor Manufacturing Company Ltd., or TSMC. For certain of our product families, substantially all of our revenue is derived from semiconductors fabricated by external foundries, including our high speed SerDes ICs, LEDs, and LED-based displays. We also use third-party contract manufacturers for a significant majority of our assembly and test operations, including Amertron Incorporated, Amkor Technology, and the Hana Microelectronics Public Company Ltd. group of companies. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard CMOS processes. Examples of internally fabricated semiconductors include RF GaAs amplifiers and VCSEL-based lasers for fiber optic communications. The majority of our internal III-V semiconductor wafer fabrication is done in the United States and Singapore. As of May 3, 2009, approximately 1,300 manufacturing employees are devoted to internal fabrication operations as well as outsourced activities. For selected customers, we maintain finished goods inventory near or at customer manufacturing sites to support their just-in-time production.

Materials and Suppliers

Our manufacturing operations employ a wide variety of semiconductors, electromechanical components and assemblies and raw materials. We purchase materials from hundreds of suppliers on a global basis. These supply relationships are generally conducted on a purchase order basis. While we have not experienced any difficulty in obtaining the materials used in the conduct of our business and we believe that no single supplier is material, some of the parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for re-design or qualification. Our long-term relationships with our suppliers allow us to proactively manage our technology development and product discontinuance plans, and to monitor our suppliers’ financial health. Some suppliers may nonetheless extend their lead times, limit supplies, increase prices or cease to produce necessary parts for our products. If these are unique components, we may not be able to find a substitute quickly, or at all. To address the potential disruption in our supply chain, we use a number of techniques, including qualifying multiple sources of supply, redesign of products for alternative components and purchase of incremental inventory for supply buffer.

Competition

The global semiconductor market is highly competitive. While no company competes with us in all of our target markets, our competitors range from large, international companies offering a wide range of products to smaller companies specializing in narrow markets. We compete with IDMs and fabless semiconductor companies as well as the internal resources of large, integrated OEMs. The competitive landscape is changing as a result of an increasing trend of consolidation within the industry, as some of our competitors have merged with or been acquired by other competitors while others have begun collaborating with each other. We expect this consolidation trend to continue. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings and as new companies enter the market. Additionally, our ability to compete effectively depends on a number of factors, including: quality, technical performance, price, product features, product system compatibility, system-level design capability, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability, and customer sales and technical support.

In the wireless communications target market, we provide RF amplifiers, filters, modules and LEDs for mobile phones. Our primary competitors for this target market are Hittite Microwave Corporation, RF Micro Devices, Inc., Skyworks Solutions, Inc. and TriQuint Semiconductor, Inc. We compete based on our expertise in amplifier design, FBAR technology and module integration. We also compete against a number of smaller, niche wireless players based on our proprietary design expertise, broad product portfolio, proprietary material processes and integration expertise.

In the wired infrastructure target market, we provide fiber optic transceivers and SerDes ASICs for high-speed data communications and server applications. Our primary competitors for this target market are Finisar Corporation, International Business Machines Corp. Microelectronics Division, ST Microelectronics N.V. and Texas Instruments Incorporated. We compete based on the strength of our high speed proprietary design expertise, our deep customer relationships, proprietary process technology and broad product portfolio.

In the industrial and automotive electronics target market, we provide fiber optic transceivers for communication networks, LEDs for displays, motion control encoders and subsystems and optocouplers for factory automation and motor controls. Our primary competitors for this target market are Analog Devices, Inc., Heidenhain Corporation, NEC Electronics Corporation and Toshiba Corporation. We compete based on our design expertise, broad product portfolio, reputation for quality products and large customer base.

In the consumer and computing peripherals target market, we provide optical mouse image sensors for optical mice and motion control encoders and subsystems for printers and optical disk drives. Our primary competitors for this target market are Pixart Imaging Inc. and Sharp Corporation. In these applications, we compete based on our long history of innovation and market leadership, along with our design expertise.

Intellectual Property

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, mask works, copyrights, trademarks, service marks, trade secrets and similar intellectual property, as well as customary contractual protections with our customers, suppliers, employees and consultants, and through security measures to protect our trade secrets.

We acquired ownership and license rights to a portfolio of patents and patent applications, as well as certain registered trademarks and service marks for discrete product offerings, from Agilent in the SPG Acquisition. We have continued to have issued to us, and to file for, additional United States and foreign patents since the SPG Acquisition. As of May 3, 2009, we had approximately 2,000 U.S. and 900 foreign patents and approximately 800 U.S. and 1,500 foreign pending patent applications. Our research and development efforts are presently resulting in approximately 150 to 200 new patent applications per year relating to a wide range of RF and optoelectronic components and associated applications. The expiration dates of our patents range from 2009 to 2028, with a small number of patents expiring in the near future, none of which are expected to be material to our intellectual property portfolio.

We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Since the SPG Acquisition, we have focused our patent application program to a greater extent on those inventions and improvements that we believe are likely to be incorporated into our products as contrasted with more basic research.

Much of our intellectual property is the subject of cross-licenses to other companies that have been granted by Agilent, or if originally derived from Hewlett-Packard Company, by Hewlett-Packard Company. In addition, we license third-party technologies that are incorporated into some elements of our design activities, products and manufacturing processes. Historically, licenses of the third-party technologies used by us have been available to us on acceptable terms.

The semiconductor industry is characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by the vigorous pursuit, protection and enforcement of intellectual property rights. Many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which has in the past and may in the future require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims of this sort could harm our relationships with our customers and might deter future customers from doing business with us. With respect to any intellectual property rights claims against us or our customers or distributors, we may be required to cease manufacture of the infringing product, pay damages, expend resources to develop non-infringing technology, seek a license, which may not be available on commercially reasonable terms or at all, or relinquish patents or other intellectual property rights.

Employees

As of May 3, 2009, we had approximately 3,400 employees worldwide, after implementing a consolidation of our worldwide workforce in the first quarter of fiscal year 2009. Approximately 1,300 were dedicated to research and development, 1,300 to manufacturing, 500 to sales and marketing and 300 to general and administrative functions. By geography, approximately 57% of our employees are located in Asia, 33% in the United States and 10% in Europe. The substantial majority of our employees are not party to a collective bargaining agreement. However, approximately 350 of our 1,000 employees in Singapore, none of which are in management or supervisory positions, are subject to a collective bargaining agreement with United Workers of Electronic and Electrical Industries that expires on June 30, 2010. In addition, all of our employees in Italy and some employees in Japan are subject to a collective bargaining agreement. In Germany we are subject to collective agreements with the works councils at our sites, which apply to German employees other than managing directors and managers with similar authority. In Italy we are subject to national collective agreements between unions and employer associations. Such Italian national collective agreements are compulsory for both the employees and the employer. We believe we have a good working relationship with our employees and we have never experienced an interruption of business as a result of labor disputes.

Facilities

Our principal executive offices are located in Yishun, Singapore, and the headquarters for our U.S. subsidiaries is located in San Jose, California. We conduct our administration, manufacturing, research and development and sales and marketing in both owned and leased facilities. We believe that our owned and leased facilities are adequate for our present operations. The following is a list of our principal facilities and their primary functions.

Site	Major Activity	Owned/Leased	Square Footage	Lease Expiration
Yishun, Singapore	Administration, Manufacturing, Research and Development and Sales and Marketing	Leased	144,000	November 2010

Depot Road, Singapore	Manufacturing	Leased	50,000	October 2010

Senoko, Singapore	Manufacturing	Leased	72,000	September 2029

Seoul, Korea	Research and Development and Sales and Marketing	Leased	36,000	October 2010

Penang, Malaysia	Manufacturing, Research and Development, and Administration	Owned—Building Leased—Land	318,000	June 2045

San Jose, CA, United States	Administration, Research and Development and Sales and Marketing	Leased	148,000	November 2015

Fort Collins, CO, United States	Manufacturing and Research and Development	Owned	833,000

Boeblingen, Germany	Administration, Research and Development and Sales and Marketing	Leased	19,000	May 2012

Regensburg, Germany	Manufacturing, Research and Development and Marketing	Leased	21,000	June 2010

Samorin, Slovakia	Manufacturing	Leased	31,000	March 2018

Turin, Italy	Manufacturing and Research and Development	Leased	43,000	April 2012

Environmental and Other Regulation

Our research and development, and manufacturing operations involve the use of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. These regulations include limitations on discharge of pollutants to air, water, and soil; remediation requirements; product chemical content limitations; manufacturing chemical use and handling restrictions; pollution control requirements; waste minimization considerations; and treatment, transport, storage and disposal of solid and hazardous wastes. We are also subject to regulation by the United States Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions.

We believe that our properties and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated and there can be no assurance that the application of environmental and health and safety laws to our business will not require us to incur significant expenditures.

We are also regulated under a number of international, federal, state and local laws regarding recycling, product packaging and product content requirements, including legislation enacted in the European Union and China, among a growing number of jurisdictions, that have placed greater restrictions on the use of lead, among other chemicals, in electronic products, which affects materials composition and semiconductor packaging. These laws are becoming more stringent and may in the future cause us to incur significant expenditures.

Legal Proceedings

From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third-party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. For example, on July 23, 2009, TriQuint Semiconductor, Inc. filed a complaint against us and certain of our subsidiaries in the U.S. District Court, District of Arizona seeking declaratory judgment that four of our patents relating to RF filter technology used in our wireless products are invalid and, if valid, that TriQuint’s products do not infringe any of those patents. In addition, TriQuint claims that certain of our wireless products infringe three of its patents. TriQuint is seeking damages in an unspecified amount, treble damages for alleged willful infringement, attorneys fees and injunctive relief. We intend to defend this lawsuit vigorously, which actions may include the assertion by us of counterclaims or additional claims against TriQuint related to our intellectual property portfolio.

Claims that our products or processes infringe or misappropriate any third-party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. Moreover, from time to time we pursue litigation to assert our intellectual property rights. Regardless of the merit or resolution of any such litigation, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of June 30, 2009.

Name	Age	Position
Hock E. Tan	57	President, Chief Executive Officer and Director
Douglas R. Bettinger	42	Senior Vice President and Chief Financial Officer
Bryan Ingram	45	Senior Vice President and General Manager, Wireless Semiconductor Division
Fariba Danesh	51	Senior Vice President and General Manager, Fiber Optics Products Division
Jeffrey S. Henderson	50	Senior Vice President, Strategy & Business Development
B.C. Ooi	55	Senior Vice President, Global Operations
Patricia H. McCall	54	Vice President, General Counsel
Dick M. Chang	69	Chairman of the Board of Directors
Adam H. Clammer	38	Director
James A. Davidson(2)	49	Director
James Diller(1)	73	Director
James H. Greene, Jr.(2)	58	Director
Kenneth Y. Hao	40	Director
John R. Joyce	55	Director
David Kerko	36	Director
Justine Lien(1)	46	Director
Donald Macleod(1)(2)	60	Director
Bock Seng Tan	66	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

Hock E. Tan has served as our President, Chief Executive Officer and a director since March 2006. From September 2005 to January 2008, he served as chairman of the board of Integrated Device Technology, Inc., or IDT. Prior to becoming chairman of IDT, Mr. Tan was the President and Chief Executive Officer of Integrated Circuit Systems, Inc., or ICS, from June 1999 to September 2005. Prior to ICS, Mr. Tan was Vice President of Finance with Commodore International, Ltd. from 1992 to 1994, and previously held senior management positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan served as managing director of Pacven Investment, Ltd., a venture capital fund in Singapore from 1988 to 1992, and served as managing director for Hume Industries Ltd. in Malaysia from 1983 to 1988.

Douglas R. Bettinger has served as our Senior Vice President and Chief Financial Officer since August 2008. From 2007 to 2008, Mr. Bettinger served as Vice President of Finance and Corporate Controller at Xilinx, Inc. From 2004 to 2007, he was Chief Financial Officer at 24/7 Customer, a privately-held company. Mr. Bettinger was at Intel Corporation from 1993 to 2004, where he served in several senior-level finance and manufacturing operations positions, including Corporate Planning and Reporting Controller, and Malaysia Site Operations Controller.

Bryan Ingram has served as our Senior Vice President and General Manager, Wireless Semiconductor Division since November 2007 and prior to that as Vice President of that division since December 2005. Prior to the closing of the SPG Acquisition, Mr. Ingram was the Vice

President and General Manager, Wireless Semiconductor Division of SPG. He has held various other positions with Hewlett-Packard Company and Agilent. Mr. Ingram joined Hewlett-Packard Company in 1990.

Fariba Danesh has served as our Senior Vice President and General Manager, Fiber Optics Products Division since November 2007, and prior to that as Vice President of that division since June 2006. From September 2004 to June 2006, Ms. Danesh served as Executive Vice President of Operations at Maxtor Corporation, and from April 2003 to September 2004 as Chief Operating Officer and Senior Vice President of Operations at Finisar Corporation. Ms. Danesh was with Genoa Corporation from 2000 to April 2003, initially as Senior Vice President, Operations and then as President and Chief Executive Officer, and prior to this held senior positions at Sanmina Corporation, Seagate Technology and Conner Peripherals Disk Division.

Jeffrey S. Henderson has served as our Senior Vice President, Strategy & Business Development since December 2006, and served as our Senior Vice President, Sales and Marketing from December 2005 to December 2006. Prior to the closing of the SPG Acquisition, Mr. Henderson was the Vice President, Sales and Marketing of SPG. He has held various other executive management positions with Hewlett-Packard Company and Agilent, including Personal Systems Business Unit Manager and ASIC Division General Manager. Mr. Henderson began his career with Hewlett-Packard Company in 1991.

B.C. Ooi has served as our Senior Vice President, Global Operations since January 2009. From November 2003 until 2008, Mr. Ooi was at Xilinx, Inc., where he was responsible for all worldwide manufacturing operations, most recently as Senior Vice President of Worldwide Operations. Prior to Xilinx, Mr. Ooi spent 25 years at Intel Corporation, where he served in a variety of positions.

Patricia H. McCall has served as our Vice President, General Counsel since March 2007. She served as Director of Litigation at Adobe Systems from 2006 to 2007. Prior to this, Ms. McCall served as Senior Vice President, General Counsel and Secretary of ChipPAC Inc. from January 2003 to August 2004, when ChipPAC Inc. merged with ST Assembly Test Services Ltd. in August 2004. Ms. McCall served as the Senior Vice President Administration, General Counsel and Secretary of ChipPAC Inc. from November 2000 to January 2003. From November 1995 to November 2000, Ms. McCall was at National Semiconductor Corporation, most recently as Associate General Counsel, and prior to that was a partner at the law firm of Pillsbury, Madison & Sutro, and a Barrister in England.

Dick M. Chang has been a director since December 2005, and served as our Chief Executive Officer from December 2005 until March 2006. He has served as our Chairman of the Board of Directors since March 2006. Prior to the closing of the SPG Acquisition, Mr. Chang was President of SPG. He has held various other positions with Hewlett-Packard Company and Agilent, including Operations Manager for the Components organization, Manufacturing Manager for the Integrated Circuits Business division, Manufacturing and Marketing Manager for the Communications Semiconductor Solutions Division, or CSSD, General Manager of CSSD, General Manager for the Integrated Circuits Business division and Vice President of the Networking Solutions division. Mr. Chang began his career with Hewlett-Packard Company in 1967.

Adam H. Clammer has been a director since September 2005. Since January 2006, Mr. Clammer has been a Member of KKR & Co. L.L.C., which is the general partner of Kohlberg Kravis Roberts & Co. L.P. He was a Director of Kohlberg Kravis Roberts & Co. L.P. from December 2003 to December 2005. Prior to that he was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 1998 and 2003, having begun his career at Kohlberg Kravis Roberts & Co. in

1995. From 1992 to 1995, Mr. Clammer was in the Mergers and Acquisitions Department at Morgan Stanley & Co. Mr. Clammer also serves as a director of Aricent Inc. and NXP B.V.

James A. Davidson has been a director since December 2005. Mr. Davidson is a Managing Director of Silver Lake, a private investment firm that he co-founded in 1999. From June 1990 to November 1998, he was an investment banker with Hambrecht & Quist LLC, most recently serving as a Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was an attorney in private practice with Pillsbury, Madison & Sutro. Mr. Davidson also serves as a director of Flextronics International Ltd.

James Diller has been a director since April 2006. Mr. Diller was a founder of PMC-Sierra, Inc., serving as PMC’s Chief Executive Officer from 1983 to July 1997 and President from 1983 to July 1993. Mr. Diller has been a director of PMC since its formation in 1983. Mr. Diller was Chairman of PMC’s board of directors from July 1993 until February 2000, when he became Vice Chairman. Mr. Diller also serves as a director of Intersil Corporation, and is the chairman of the board of Summit Microelectronics.

James H. Greene, Jr. has been a director since December 2005. Mr. Greene joined Kohlberg Kravis Roberts & Co. L.P. in 1986 and was General Partner of Kohlberg Kravis Roberts & Co. L.P. from 1993 until 1996, when he became a Member of KKR & Co. L.L.C., which is the General Partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Greene also serves as a director of Aricent Inc., SunGard Data Systems, Inc., Zhone Technologies, Inc. and Sun Microsystems, Inc.

Kenneth Y. Hao has been a director since September 2005. Mr. Hao is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2000, Mr. Hao was an investment banker with Hambrecht & Quist for 10 years, most recently serving as a Managing Director in the Technology Investment Banking group.

John R. Joyce has been a director since December 2005. Mr. Joyce is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2006, he was the Senior Vice President and Group Executive of the IBM Global Services division. From 1999 to 2004, he was IBM’s Chief Financial Officer. Prior to that, he served in a variety of positions, including President of IBM Asia Pacific and Vice President and Controller of IBM’s global operations. Mr. Joyce also serves as a director of Gartner, Inc., Hewlett-Packard Company, Intelsat, Ltd., Sabre, Inc. and Serena Software, Inc.

David Kerko has been a director since March 2008. Since December 2006, Mr. Kerko has been a Director of Kohlberg Kravis Roberts & Co. L.P. He was a Principal of Kohlberg Kravis Roberts & Co. L.P. between 2002 and 2006, having begun his career at Kohlberg Kravis Roberts & Co. in 1998. Prior to joining KKR, Mr. Kerko was with Gleacher NatWest Inc.

Justine Lien has been a director since June 2008. Ms. Lien was initially appointed to our board of directors in November 2007 and resigned in January 2008 for personal reasons. Ms. Lien served as the Chief Financial Officer, Vice President of Finance, Treasurer, and Secretary of Integrated Circuit Systems, Inc., or ICS, after the company’s recapitalization on May 11, 1999 and served in these capacities through September 2005 when ICS merged with Integrated Device Technologies, Inc. She joined ICS in 1993 holding titles including Director of Finance and Administration and Assistant Treasurer. Ms. Lien also serves as a director of Techwell, Inc.

Donald Macleod has been a director since November 2007. Mr. Macleod joined National Semiconductor Corporation in February 1978 and has served as its President and Chief Operating Officer since the beginning of 2005. Prior to that, he held various other executive and senior management positions at National Semiconductor Corporation including Executive Vice President and Chief Operating Officer and Executive Vice President, Finance and Chief Financial Officer.

Bock Seng Tan has been a director since April 2006. Mr. Tan was the Chairman of ST Assembly and Test Services Ltd. (STATS) from 1998 until his retirement in 2003. Previously, Mr. Tan was the President and Chief Executive Officer of Chartered Semiconductor Manufacturing, Ltd. from 1993 to 1997. Mr. Tan was the Managing Director for Fairchild Semiconductor International, Inc. in Singapore from 1986 to 1988, and served as the Managing Director of National Semiconductor Corporation’s Singapore operations until 1992 after Fairchild’s merger with National Semiconductor. Mr. Tan started his career at Texas Instruments in Singapore in 1969.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Board Composition

The persons serving on our board of directors are designated pursuant to the terms of the Shareholder Agreement entered into between certain investors (other than management) and us in connection with the closing of the SPG Acquisition, as amended. Directors must be elected by our shareholders at each annual general meeting. Pursuant to the Shareholder Agreement, Messrs. Clammer, Greene and Kerko serve on our board as designees of investment funds affiliated with Kohlberg Kravis Roberts & Co., or KKR; Messrs. Davidson, Hao and Joyce serve on our board as designees of investment funds affiliated with Silver Lake Partners, or Silver Lake; and Mr. Bock Seng Tan serves on our board as the designee of Seletar. Please see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement” elsewhere in this prospectus.

Bali Investments S.àr.l. owns more than 50% of our outstanding voting securities and we are therefore considered a “controlled company” within the meaning of the Nasdaq Stock Market rules. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under the Nasdaq Stock Market rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we already comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq Stock Market rules, requiring that our audit committee be comprised exclusively of independent directors. Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Messrs. Diller, Macleod and Bock Seng Tan and Ms. Lien, representing four of our twelve directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Board Committees

Our board of directors has an Audit Committee, a Compensation Committee and a Treasury Strategy Committee. The Audit Committee is currently comprised of Messrs. Diller and Macleod and Ms. Lien. The Compensation Committee is currently comprised of Messrs. Davidson,

Greene and Macleod. The Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable. Pursuant to the Shareholder Agreement, for as long as KKR or Silver Lake owns at least 5% of our outstanding ordinary shares, investment funds affiliated with KKR or Silver Lake, as applicable, shall have the right to designate a director to serve on any committee. Please see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement” elsewhere in this prospectus.

Audit Committee

The Audit Committee is currently comprised of Messrs. Diller and Macleod and Ms. Lien. The Audit Committee is responsible for assisting our board of directors with its oversight responsibilities regarding the following:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	independent registered public accounting firm’s qualifications and independence; and

•	the performance of our internal audit function and independent registered public accounting firm.

The members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Our board has determined that Mr. Macleod is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Stock Market. Messrs. Diller and Macleod and Ms. Lien are independent directors as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Davidson, Greene and Macleod. The Compensation Committee is responsible for determining executive base compensation and incentive compensation and approving the terms of stock option grants pursuant to our equity incentive plans. The Compensation Committee has the full authority to determine and approve the compensation of our chief executive officer in light of relevant corporate performance goals and objectives. We rely on the “controlled company” exemption from the requirement of having a fully independent Compensation Committee pursuant to the Nasdaq Stock Market rules. The Compensation Committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Nominating and Corporate Governance Committee

We intend to rely on the “controlled company” exemption from the requirement of having a Nominating and Corporate Governance Committee otherwise required by the Nasdaq Stock Market rules.

Treasury Strategy Committee

Our Treasury Strategy Committee is currently comprised of Messrs. Clammer and Hao. The Treasury Strategy Committee is responsible for the oversight of treasury strategy and operations, reporting to our board of directors on an as needed basis.

Code of Ethics and Business Conduct

Our board of directors has adopted a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is applicable to all members of the board, executive officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The Code of Ethics and Business Conduct is available on our Investor Relations website (www.avagotech.com/pages/about/investor_communications) under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to executive officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to one of these specified officers, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Director Compensation

We do not compensate our management directors for their service on the board of directors or any committee of the board of directors. Non-management directors (which are those directors not employed by us or any subsidiary) receive an annual fee of $50,000, with the exception of the chairman of the board who receives $75,000. Independent non-management directors (directors not associated with any institutional investor and otherwise considered independent) receive an additional annual fee of $25,000 for serving as the chair of the Audit Committee and an additional $10,000 for serving on each additional committee of the board of directors (other than as the chair of the Audit Committee). Non-management directors also receive a grant of options to purchase 50,000 ordinary shares upon election to the board of directors. The exercise price per share of director options is equal to the fair market value of an ordinary share on the grant date, and director options expire five years from the date of grant, or earlier if optionee ceases to be a director. Generally, director options become vested and exercisable with respect to 20% of the shares subject to the options nine months following the date the director commences service on the board of directors and on each anniversary of that date so that the options are completely vested and exercisable four years and nine months following the date the director commences service on the board of directors subject to continued service on the board of directors through each vesting date; however, options granted to our directors in April 2006 vest at a rate of 20% on each anniversary of December 1, 2005. Members of our board of directors are also reimbursed for travel and other out-of-pocket expenses. Option grants are made to members of our board of directors under the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, to which we refer in this prospectus as the Senior Management Plan, and are subject to its terms and conditions as described below under the caption “Employee Benefit and Stock Plans—Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries.”

The following table sets forth information regarding compensation earned by our non-employee directors during the fiscal year ended November 2, 2008.

Name(a)(1)	Fees Earned or Paid in Cash ($)(b)	Option Awards ($)(3)(d)		Total ($)(h)
Dick M. Chang	75,000	820,340	(4)	895,340
Adam H. Clammer	50,000	0		50,000
James A. Davidson	50,000	0		50,000
James Diller	50,000	0		50,000
James H. Greene, Jr.	50,000	0		50,000
Kenneth Y. Hao	50,000	0		50,000
John R. Joyce	50,000	0		50,000
David Kerko(2)	37,500	10,935		48,435
Justine Lien(2)	47,760	10,453		58,213
Donald Macleod(2)	60,000	26,883		86,883
Bock Seng Tan	50,000	0		50,000

(1)	Mr. Macleod and Ms. Lien were appointed to our board of directors in November 2007. Ms. Lien resigned in January 2008 for personal reasons and rejoined the board in June 2008. Mr. Kerko was appointed to our board of directors in March 2008.

(2)	In February 2008, Mr. Macleod was granted an option to purchase 50,000 ordinary shares for $10.22 per share with a grant date fair value of $215,785. In July 2008, Mr. Kerko and Ms. Lien were each granted an option to purchase 50,000 ordinary shares for $10.68 per share with a grant date fair value of $231,300. Each of the options granted vests with respect to 20% of the shares subject thereto on each anniversary of November 20, 2007 for Mr. Macleod, March 17, 2008 for Mr. Kerko and June 3, 2008 for Ms. Lien. These options expire five years after the date of grant. All of these options remained outstanding as of November 2, 2008. Grant date fair market values were determined in accordance with Statement of Financial Accounting Standards No. 123(R), “Share Based Payment”, or SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts.

(3)	Represents expense recognized by us in fiscal year 2008 related to options determined in accordance with SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts. As of November 2, 2008 each of Messrs. Clammer, Davidson, Diller, Greene, Hao, Joyce and Tan had options to purchase an aggregate of 50,000 ordinary shares for $5.00 per share outstanding that were granted in April 2006 and vest with respect to 20% of the shares subject thereto on each anniversary of December 1, 2005. These options expire in April 2011.

(4)	As of November 2, 2008, Mr. Chang had outstanding options to purchase 266,666 ordinary shares with an exercise price of $1.25 per share and options to purchase 766,666 ordinary shares with an exercise price of $5.00 per share. Options to purchase 483,332 ordinary shares vested on January 31, 2007; the balance, all of which have an exercise price of $5.00 per share, vest pro-rata annually over four years from January 2007, subject to Mr. Chang’s continued service on the board of directors. The options automatically exercise upon the earliest of the termination of Mr. Chang’s service on the board of directors, a change in control or the fifth anniversary of the date of grant.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

Our Compensation Committee reviews and approves compensation for all our executives.

We have in place a compensation strategy for our executives which focuses on both individual and company performance. Compensation of our executives is structured around the achievement of near-term corporate targets (fiscal year metrics) as well as long-term business objectives and strategies. The Compensation Committee is responsible for evaluating and administering all compensation programs and practices to ensure that they properly compensate and reward and that they appropriately drive corporate performance while remaining competitive with comparable semiconductor companies competing in the same or similar markets. The Compensation Committee reviews and approves all compensation policies, including executive base salaries, bonuses and equity incentive compensation.

Our named executive officers, or NEOs, for fiscal year 2008 were Hock E. Tan, President and Chief Executive Officer, Douglas R. Bettinger, Senior Vice President and Chief Financial Officer, Bian-Ee Tan, former Chief Operating Officer, Bryan Ingram, Senior Vice President and General Manager, Wireless Semiconductor Division, Fariba Danesh, Senior Vice President and General Manager, Fiber Optics Product Division, Mercedes Johnson, former Senior Vice President, Finance and Chief Financial Officer and James Stewart, former Vice President and General Manager ASIC Product Division. Mr. Stewart resigned from our company for personal reasons in December 2007. Effective August 1, 2008, Ms. Johnson resigned from our company for personal reasons. Douglas R. Bettinger joined our company as Senior Vice President and Chief Financial Officer in August 2008. Effective December 31, 2008, Mr. Bian-Ee Tan resigned from our company for personal reasons.

Objectives and Philosophy of Our Executive Compensation Program

Our Compensation Committee has adopted a compensation philosophy which is intended to keep total cash compensation (base salary plus cash incentive reward) of our executives between the fiftieth and sixtieth percentile of compensation at companies within our peer group. The Compensation Committee believes that setting cash compensation at the mid point of the market is a sufficient competitive position for attracting and retaining executives; provided, however, that our Compensation Committee will make exceptions to this philosophy when it determines it is necessary to attract or retain an executive with the experience and skill the Compensation Committee determines is desirable for a particular position, to provide additional incentive to an executive to achieve the Company’s goals or to maintain internal parity among executives with similar levels of responsibilities. When reviewing and setting compensation against market practices, the Compensation Committee uses industry based market compensation survey data, to which we refer in this prospectus as Market Salary Surveys, from the following data sources:

•	Radford Executive Technology Survey (U.S.);

•	Radford Benchmark Technology Survey (U.S.);

•	Radford International Technology Survey;

•	Radford International Technology Survey (Germany);

•	Radford International Technology Survey (Italy); and

•	Mercer High Tech Salary Survey (Asia).

The companies the Compensation Committee used as a benchmark for reviewing and setting executive compensation, to which we refer in this prospectus as our Peer Group Companies, and those that participate in the Market Salary Surveys, are:

•	Altera Corporation;

•	Atmel Corporation;

•	Cypress Semiconductor Corporation;

•	Fairchild Semiconductor;

•	International Rectifier Corporation;

•	Intersil Corporation;

•	LSI Logic Corporation;

•	Marvell Semiconductor, Inc.;

•	Maxim Integrated Products Inc.;

•	Microchip Technology Inc.;

•	National Semiconductor Corporation;

•	ON Semiconductor Corporation;

•	Qimonda North America;

•	Sharp Microelectronics of the Americas;

•	Spansion Inc.;

•	STMicroelectronics; and

•	Xilinx Inc.

Allocation of equity to executives in the form of the opportunity to purchase ordinary shares is not currently based strictly on the practice at Peer Group Companies. At the time of the SPG Acquisition, we granted significant equity awards to executives in order to attract and retain them. We have from time to time made additional grants of options to our executive officers, typically in connection with their commencement of employment with us, in connection with a promotion or in connection with the assignment of increased responsibilities. When allocating equity, the Compensation Committee looks at each executive, his or her level of experience and expertise and overall value to the company. Equity is a long term retention plan for key executives understanding their level of value and contribution to the company. Generally, vesting of options granted under the Executive Plan are both time and performance based (with equal weighting of fifty percent). The vesting of options granted under the Executive Plan generally occurs in equal annual installments over a period of five years. The Compensation Committee approves all grants made to executives.

Our compensation program for executives is designed to achieve the following:

•	attract and retain qualified, experienced and talented executives, understanding competitive pressures from our Peer Group Companies;

•	motivate and reward executives whose skills, knowledge and performance are critical to the on-going success of our company;

•

encourage executives to focus on the achievement of corporate and financial performance goals and metrics by aligning the incentive reward program to the achievement of both functional/divisional goals and corporate goals; and

•

aligning the interests of our executives with those of our shareholders. A significant portion of total compensation paid to our executives is in the form of equity. As such, this serves both as a long term retention strategy and aims to align the interests of our executives with shareholders by tying a significant portion of each executive’s compensation to returns realizable by our shareholders.

Our Compensation Committee did not retain a compensation consultant, either directly or through management, to advise on the compensation of our executive officers for fiscal year 2008.

Components of Our Executive Compensation Program

The components of our executive compensation program are:

•	annual base salary;

•	annual (fiscal year) cash incentive program;

•	equity incentive (opportunities to purchase ordinary shares); and

•	perquisites.

Annual Cash Compensation

Base Salary

Our Compensation Committee believes that a competitive base salary is a necessary element of any compensation program designed to attract, engage and retain key executives. Base salaries provide fixed, baseline compensation and are set at levels which are intended to be within a competitive range with similar positions at our Peer Group Companies. The base salaries of all our executives are reviewed annually by the Compensation Committee against positions of similar size and scope in our Peer Group Companies. Annual adjustments to an executive’s base salary take into account:

(i)	individual performance throughout the prior fiscal year (based on the achievement of divisional goals used in the annual cash incentive bonus plan, fiscal responsibility and senior leadership ability);

(ii)	compa–ratio, which is the actual pay rate of our executives divided by market pay rates from the Market Salary Surveys;

(iii)	our ability to pay salary increases; and

(iv)	internal equity.

The set targets against which individual performance is measured for the purposes of adjusting base salaries include such measures as unit or division performance against budget, achievement of unit or division sales goals, new product introductions and corporate strategy implementation. The process for internal equity involves comparing executives in peer roles to ensure that base salaries are comparable based on function, scope and responsibilities of the role and taking into account the executive’s experience, technical knowledge and expertise.

In February 2008, our chief executive officer, or CEO, proposed annual merit salary increases for each of our NEOs, except for the CEO, for the approval of the Compensation Committee. The Compensation Committee considered our CEO’s salary increase without any input from the CEO. All increases were implemented February 1, 2008 following full review and approval by the Compensation Committee.

Name	Percentage Increase	Base Salary Effective February 1, 2008
Hock E. Tan, President and Chief Executive Officer	4	$625,000
Bian-Ee Tan, Former Chief Operating Officer	2	$509,965	(1)
Bryan Ingram, Senior Vice President and General Manager, Wireless Semiconductor Division	4	$334,608
Fariba Danesh, Senior Vice President and General Manager, Fiber Optic Products Division	2	$364,164
Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	4	$416,008

(1)	The Compensation Committee sets Mr. Bian-Ee Tan’s base salary in U.S. dollars; however, Mr. Bian-Ee Tan is paid in Malaysian Ringgits.

In determining base salary increases for February 1, 2008, the Compensation Committee set the average base salary increase for our company, including executives, at 4% based on its assessment of market trends, the level of prior salary increases and our ability to pay salary increases. The Compensation Committee’s assessment of market trends indicated that the average base salary increase among our Peer Group Companies at the 50th percentile was approximately 3.5%, and the Compensation Committee adjusted the average base salary increase for our company to 4% because prior base salary increases had been lower than our peer group of companies in such years based on our inability to pay such increases in prior years. Except for our CEO, individual base salary increases were then determined using individual performance throughout the prior fiscal year, individual compa-ratios and the Compensation Committee’s desire for internal parity. Our CEO’s individual base salary increase was determined by our corporate performance for fiscal year 2007 using the same goals as used in our annual cash incentive bonus plan, which were free cash flow and earnings before interest, taxes, depreciation and amortization. The target for free cash flow was $276 million, which was achieved at 112.7% and the target for earnings before interest, taxes, depreciation and amortization was $376 million, which was achieved at 83.7%. The specific divisional goals evaluated and the achievement of the goals for fiscal year 2007 with respect to each executive, other than our CEO, were as set forth in the table below.

Name	2007 Divisional Goal	2007 Achievement
Bian-Ee Tan, Former Chief Operating Officer	Revenue	92.5%
	Direct Contribution Profit	89.9%
Bryan Ingram, Senior Vice President and General Manager, Wireless Semiconductor Division
	Secure Design Win Targets	150.0%
	Achieve Direct Gross Margin Budget	105.6%
Fariba Danesh, Senior Vice President and General Manager, Fiber Optic Products Division	Revenue	86.3%
	Direct Contribution Profit	65.7%
	Design Wins	99.3%
Mercedes Johnson, Former Senior Vice President, Finance and Chief Financial Officer	Expense Budget	114.3%
	Financial Systems and Controls	100.0%

The Compensation Committee gave Mr. Hock E. Tan the average base salary increase of 4% based on our achievement of the free cash flow goal and the Compensation Committee’s assessment of his leadership abilities. In setting the base salary increases of Mr. Ingram and Ms. Johnson at the average base salary increase of 4%, the Compensation Committee determined that each had achieved his or her divisional goals and each had strong leadership skills. In setting these base salary increases, the Compensation Committee was also influenced by its desire to promote internal parity among its senior executives.

Mr. Bian-Ee Tan and Ms. Danesh received a lower than average salary increase because each had a relatively high compa-ratio, not all of their divisional goals were met and each executive’s base salary is greater than his or her nearest peer group of executives within our company.

On July 4, 2008, in connection with Mr. Bettinger’s commencement of employment with us, our Compensation Committee set Mr. Bettinger’s initial base salary at $350,000 based on its review of average market data for CFO positions at our Peer Group Companies, which indicated an average of $400,000 for CFO base salary, and taking into consideration Mr. Bettinger's experience along with the level and responsibility of the position. These factors were not separately analyzed by our Compensation Committee. Instead, our Compensation Committee used the experience and judgment of its members after reviewing these factors and engaging in arms’ length negotiations with Mr. Bettinger in setting Mr. Bettinger’s base salary.

Our CEO may recommend increasing the base salary of an executive at any time throughout the course of the year if a change in the scope of the executive’s role and responsibilities warrants an increase. In limited circumstances, our CEO may propose that an executive’s base salary be adjusted in response to a competitive threat or competitive labor market practice. We will revert to market data using the Market Salary Surveys to help determine the new base salary. The Compensation Committee approves any salary adjustments that are done throughout the fiscal year for executive officers.

As a result of current economic conditions, our Compensation Committee determined not to implement annual merit based base salary increases in fiscal year 2009.

Annual Cash Incentive Program

We have in place a performance based annual cash incentive bonus plan for all of our executive management. The plan is reviewed and approved on a year-to-year basis by our Compensation Committee. Company goals and business metrics are also reviewed and approved by the Compensation Committee prior to allocation. Our performance based annual cash incentive plan is designed to encourage and motivate the CEO to achieve corporate level goals and other executives to achieve both corporate level and functional/divisional level goals, thereby positively contributing to the growth and performance of the company. In fiscal year 2008, the plan was structured to include a target bonus amount expressed as a percentage of base salary which can be achieved by meeting corporate and divisional goals and may be increased or decreased based on individual performance. The formula used to calculate an executive’s performance based bonus is as follows:

Bonus Amount = Target Bonus Amount x Group Performance Factor x Individual Performance Factor

Target Bonus Amounts

Each of our executive officers participates in our performance based annual cash incentive bonus plan. Rates at which our executive officers participate in the performance based annual cash incentive bonus plan are expressed as a percent of base salary. Employees at the level of Vice President and below participate at rates set by a formula adopted by the Compensation Committee based on Market Salary Survey data for our Peer Group Companies, the levels and rates of participation used by Agilent and the Compensation Committee’s experience with similar programs. Our Compensation Committee did not follow a formula or otherwise weigh any of these factors but rather used the factors as general background information prior to determining the participation rates of our named executive officers. For executives at the level of Senior Vice President and above, the Compensation Committee sets the rate of participation based on its assessment of the executive’s experience, ability to influence corporate results and the competitive market data from the Market Salary Surveys for our Peer Group Companies. In particular, the Compensation Committee set the participation rates based on each executive’s experience in her or his role with the company, the level of responsibility held by each executive, which the Compensation Committee believes directly correlates to her or his ability to influence corporate results, and the target bonuses utilized by our Peer Group Companies for senior executive officers. Each named executive officer’s target bonus amount can be calculated by multiplying his or her participation rate times his or her base salary and is included in the table set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table.”

Group Performance

Group performance for each executive, other than our CEO, consists of corporate performance and division performance, with each component equally weighted at 50%. Our CEO’s group performance is measured solely using corporate performance since our CEO has overall responsibility for our company. A component of performance must be achieved at 50% before it is taken into account in calculating an executive’s bonus amount and cannot exceed 150% of the target for such component.

The Compensation Committee determines corporate performance based on our achievement of corporate goals. The corporate goals for 2008 were revenue growth as compared to fiscal year 2007 and non-GAAP operating margin as a percentage of revenue, and each carried an equal weighting of 50%. The targets for revenue growth and non-GAAP operating margin as a percentage of revenue for fiscal year 2008 were 8.2% and 15.9%, respectively. In December 2008, the Compensation Committee determined that our fiscal year 2008 achievement of revenue growth was 11.3%, or 136% of target, and non-GAAP operating margin as a percentage of revenue was 16%, or 107% of target for aggregate corporate performance of 122% and a contribution rate of 61% to aggregate group performance.

For the purposes of our annual cash incentive bonus plan, non-GAAP operating margin is calculated using the Company’s operating margin for the applicable fiscal year without taking into account amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, loss on extinguishment of debt, and income (loss) from and gain (loss) on discontinued operations.

The Compensation Committee determines an executive’s division performance based on the achievement of goals by the division which the executive oversees. The Compensation Committee sets divisional goals and their weightings based on its assessment of the business requirements of the particular division to which the goals relate and the relative importance of the goals to the division. Each of the divisional goals, and its respective weighting, for our named executive officers is described in the table set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”. Each divisional goal is set by the Compensation Committee to be difficult to attain and to require substantial effort on behalf of the division and the executive in charge of the division. Divisional goals are not expected to be attained based on average or below average performance. In December 2008, the Compensation Committee determined that divisional goals had been achieved at the levels set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”.

Individual Performance

Individual performance is applied as a multiplier to the bonus amount calculated based on group performance. Individual performance is determined by the Compensation Committee with input from the CEO for each executive other than the CEO. In determining individual performance the Compensation Committee considers the requirements of the executive’s position including the achievement of the divisional goals set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”, fiscal responsibility as determined by the Compensation Committee with input from the CEO, other than with respect to himself, such executive’s senior leadership capability and how each of these factors impacts the overall performance of the executive’s division and/or function. Executives who consistently meet or exceed the requirements of the position, as determined by the Compensation Committee, will receive a bonus multiplier of 150% of the bonus amount calculated using group performance. Executives who meet, and sometimes exceed, the key requirements of their position, as determined by the Compensation Committee, receive the bonus amount calculated using group performance. Executives who meet some, but not all, of the requirements of the position or for whom the Compensation Committee believes that improvement is needed will receive a bonus that is 50% of the bonus amount calculated using group performance. The Compensation Committee may adjust our CEO’s individual performance factor upwards or downwards in its sole discretion based on any additional criteria it determines appropriate.

For fiscal year 2008, the Compensation Committee determined that each of our named executive officers, other than Mr. Ingram, met, and sometimes exceeded, the key requirements of his or her position so that each named executive officer, other than Mr. Ingram, received an individual performance factor of 100%. The Compensation Committee has determined that Mr. Ingram met or exceeded each of the requirements of his position based on the overall performance of his division, the over achievement of the divisional goals for him set forth in the section below entitled “Annual Cash Incentive Program—Summary Bonus Table”, his overall leadership capability and the Compensation Committee’s assessment of his ongoing value to us so that his individual performance factor was set at 150%.

Discretionary Bonuses

Our Compensation Committee supplements the performance based cash incentive plan awards of our NEOs from time to time based on our CEO’s recommendations, other than with respect to himself, and its assessment of individual contributions.

In 2008, Mr. Ingram was paid a discretionary bonus in lieu of a mortgage subsidy to which he was entitled under an Agilent bonus program. The amount of Mr. Ingram’s mortgage subsidy substitute for fiscal year 2008 was determined based on the mortgage subsidy Mr. Ingram would have been entitled to had he remained employed by Agilent. Agilent’s obligation with respect to Mr. Ingram’s mortgage subsidy would have run through July 31, 2010, with decreasing amounts becoming payable each year. We are under no obligation to make the payment to Mr. Ingram and may increase or decrease it at any time, at our discretion.

Summary Bonus Table

With respect to each NEO, divisional and corporate goals were set and achieved, and bonuses were paid, as follows:

Name	Partici- pation Rate as a Percentage of Base Salary	Bonus Metric	2008 Weighting as a Percentage of Bonus Target	2008 Achieve- ment	2008 Payout
Hock E. Tan	120%	Corporate Performance	100%	122%
President and Chief Executive Officer		Total Performance-Based Bonus	100%	122%	$915,000

Douglas R. Bettinger	75%	Direct Expenses	20%	150%
Senior Vice President and Chief Financial Officer		Service Level Agreements	20%	129%
		Asset Management	10%	150%
		Corporate Performance	50%	122%
		Total Performance-Based Bonus	100%	131.2%	$86,121

Bian-Ee Tan	75%	Sales Revenue	10%	133%
Former Chief Operating Officer		Sales Design Wins	10%	150%
		Sales Direct Expenses	2.5%	0%
		Sales Asset Management	2.5%	150%
		Operations Gross Margin Percentage	15%	147%
		Operations Direct Expenses	5%	0%
		Operations Product Return Tags	5%	125%
		Corporate Performance	50%	122%
		Total Performance-Based Bonus	100%	121.0%	$462,946

Bryan Ingram	50%	Design Wins	16.7%	150%
Senior Vice President and General Manager, Wireless Semiconductor Division		New Product Revenue	16.7%	150%
		Contribution Profit	16.7%	150%
		Corporate Performance	50%	122%
		Individual Performance Factor		150%
		Total Performance-Based Bonus	100%	203.6%	$340,654

Fariba Danesh	75%	Design Wins	16.7%	150%
Senior Vice President and General Manager, Fiber Optics Products Division		New Product Revenue	16.7%	89%
		Contribution Profit	16.7%	150%
		Corporate Performance	50%	122%
		Total Performance-Based Bonus	100%	125.6%	$343,040

In February 2008, the Compensation Committee increased Mr. Hock E. Tan’s participation rate in the annual cash incentive bonus plan from 100% to 120% effective in fiscal year 2008 based on its assessment of Market Salary Surveys, Mr. Hock E. Tan’s experience, overall leadership and management of us and our subsidiaries, our corporate performance for fiscal year 2007 using the same goals as used in our annual cash incentive bonus plan, which were free cash flow and earnings before interest, taxes, depreciation and amortization, and its desire to tie additional compensation for Mr. Tan to our corporate performance. The target for free cash flow was $276 million, which was achieved at 112.7% and the target for earnings before interest, taxes, depreciation and amortization was $376 million, which was achieved at 83.7%.

In August 2008, the Compensation Committee increased Mr. Ingram’s participation rate in the performance based annual compensation program to 75% of his base salary, effective in fiscal year 2009, after determining that Mr. Ingram’s experience and responsibilities compared favorably with that of other Senior Vice Presidents who participate in the program at 75% of base salary.

Using market data from the Market Salary Surveys, our Compensation Committee has determined that our cash bonus plan for executives is competitive as a percentage of base salary, meaning that the percentage of base salary targets for our cash bonus plan fall within the 50th to 60th percentile of our Peer Group Companies, except for the percentage of base salary targets for Ms. Danesh and Mr. Ingram, which are higher than the 50th percentile of our Peer Group Companies by 88% and 25%, respectively. Ms. Danesh’s target annual bonus opportunity was set at the time of her hiring and is higher than the average 40% of base salary at our Peer Group Companies for her position based on the Compensation Committee’s determination that such a target annual bonus opportunity was appropriate in light of Ms. Danesh’s experience and target annual bonus opportunity of 75% of base salary Ms. Danesh had with her prior employer. Mr. Ingram’s target annual bonus opportunity is higher than the average 40% of base salary for his position at our Peer Group Companies based on the Compensation Committee’s determination that a higher target annual bonus opportunity was appropriate in light of Mr. Ingram’s experience and the target annual bonus opportunity for executives with similar levels of responsibility at our company.

The total cash compensation paid to Ms. Johnson and Mr. Bettinger, excluding his sign-on bonus, was between the 50th and 60th percentile of the average total cash compensation paid at our Peer Group Companies. Mr. Hock E. Tan’s total cash compensation was 14% less than the 50th percentile of our Peer Group Companies because he has a base salary that is lower than the average of $713,000. The total cash compensation paid to each of Mr. Bian-Ee Tan, Ms. Danesh and Ms. Ingram was higher than the 50th percentile of our Peer Group Companies by 25%, 108% and 64%, respectively, because each such named executive officer achieved the majority of his or her divisional goals above the target set for such named executive officer, each such named executive officer has a base salary that is higher than the average at the 60th percentile of our Peer Group Companies and, with respect to Mr. Ingram and Ms. Danesh, such named executive officers have a higher target annual bonus opportunity as a percentage of base salary. The base salary of Ms. Danesh is higher than the 50th percentile of our Peer Group Companies for her position by 65% as the result of arm’s-length negotiation when she was hired by us and our determination that her base salary was appropriate in light of her experience and base salary with her prior employer. The base salaries of Messrs. Bian-Ee Tan and Ingram are higher than the 50th percentile of our Peer Group Companies by 30% and 52%, respectively, for such positions based on each executive’s prior experience and base salary with our predecessor. The reasons Ms. Danesh’s and Mr. Ingram’s target annual bonus opportunities are higher than the 50th percentile of our Peer Group Companies by 88% and 25%, respectively, are discussed in the preceding paragraph.

Equity Incentive Compensation

Our Compensation Committee believes that long term, sustainable growth and performance will be best facilitated through a culture of executive ownership that encourages long term investment and engagement by our executive management. The aim is also to align executive performance and behaviors to create a culture conducive to shareholder investment.

Our Compensation Committee approves options to purchase ordinary shares granted to executive officers. The size of initial (and any subsequent) grants for executives takes into account past equity grants, the executive’s position (level), compensation and the value the executive brings to the company based on their technical experience, expertise and leadership capabilities. The philosophy behind option grants is to provide the executive with a strong incentive to build value in the company over an extended period of time. While subsequent options may be proposed by our CEO and granted by the Compensation Committee, we do not have a set annual option grant program for executives.

Options to purchase ordinary shares are governed by the Executive Plan, which is administered by the Compensation Committee. Generally, options granted under the Executive Plan vest in equal annual installments over five years based 50% upon the passage of time and 50% on our financial performance, as measured using operating income, subject in each case to continued employment with Avago. The operating income target used for performance-vested options is income (loss) from operations calculated in accordance with GAAP but adjusted to exclude amortization of acquisition-related intangibles, share-based compensation, restructuring and asset impairment charges, acquired in-process research and development, (gain)/loss on extinguishment of debt, and (income) loss from and (gain) loss on discontinued operations. The Compensation Committee determined that non-GAAP operating income provides a better overall measure of our financial performance among periods than operating income calculated in accordance with GAAP would otherwise provide because the amounts not included in the non-GAAP operating income target are either non-recurring, in which case such amounts do not reflect the results of continuing operations for which our Compensation Committee wants our named executive officers to be accountable, or, if recurring, are not related to our operating performance or are amounts over which our Compensation Committee believes our named executive officers do not have control. For example, the Compensation Committee excludes share-based compensation from the operating income target because these expenses are not reflective of our operating performance, our share options typically do not require cash settlement by us and the share-based compensation expenses are often the result of complex calculations using an option pricing model that estimates share-based awards’ fair value based on factors such as volatility and risk-free interest rates that are beyond the control of our named executive officers. In August 2008, our Compensation Committee revised the future operating income targets for our performance-vested options. The operating income targets for fiscal years 2008, 2009 and 2010 were adjusted downward because the Compensation Committee determined that the business model used in setting the targets was no longer consistent with the then-current economic conditions. In establishing the revised operating income target, the Compensation Committee used our financial forecast for fiscal year 2008 and projected compounded growth of 20% for each of fiscal years 2009 and 2010. The revised operating income targets have been set at levels our Compensation Committee has determined are challenging and will require substantial effort on the part of our executives and the company in order to be attained. Our Compensation Committee does not believe that future operating income targets will be achieved if our executives perform at an average or below average level. The performance vesting aims to ensure that the executive has a vested interest in driving positive and sustainable corporate financial results. Pursuant to their initial terms, performance-vested options that do not become exercisable in a given year may be earned in future years, up to the fifth year following the date of grant, if performance in any future year exceeds the target for such year. Generally, the exercise price of options granted under the Executive Plan is equal to the fair market value of our ordinary shares on the date of grant as determined by our Compensation Committee or board of directors.

The operating income target for fiscal year 2008 for the vesting of our performance-vesting options was $272.3 million. In December 2008, our Compensation Committee determined that we had achieved our performance-vesting target at 100% based on operating income of $272.3 million, which can be calculated from the audited financial statements included in this prospectus by adding $85 million related to the amortization or acquisition-related intangibles ($57 million reported as amortization of intangible assets as part of costs of good sold and $28 million reported in amortization of intangible assets as part of operating expenses), $15 million related to share-based compensation expense and $12 million related to restructuring charges ($6 million related to costs of good sold and $6 million related to operating expenses) to the $160 million reported as income (loss) from operations.

In March 2009, our Compensation Committee made a special broad-based option grant in order to provide incentive to our employees, including certain of our named executive officers, in light of then current economic conditions, our Compensation Committee’s decision not to provide merit-based salary increases for fiscal year 2009 and the delay of our initial public offering. The per share exercise price of the options was set at $10.00, which was higher than the fair market value of our ordinary shares, as determined by our board of directors. Because of the higher exercise price and in light of the factors discussed above, our Compensation Committee established a vesting schedule of 20% per year based on each optionee’s continued employment through the vesting date, and no portion of the special grant vests based upon the performance of our company. The number of our ordinary shares subject to each option grant generally correlated with the level of responsibility of the employees within our company. As part of this broad-based grant, Mr. Hock E. Tan, Ms. Fariba Danesh and Mr. Bryan Ingram were granted options to purchase 300,000, 50,000 and 60,000 of our ordinary shares, respectively.

On July 20, 2009, the Compensation Committee approved the amendment of the performance-based options held by named executive officers to remove the operating income targets and extend the vesting period. The amended options will vest two years after the date such options could first have vested had the performance targets for such options been achieved, provided that the named executive officer remains employed by us through the applicable vesting date. The Compensation Committee determined that the removal of performance targets was appropriate in light of our current financial projections, which are lower than when the revised performance targets were set, and the uncertainty present in the current global economy. In making its determination, the Compensation Committee heavily weighted the importance of providing our named executive officers significant incentives to continue with us for a substantial period following this offering.

The Compensation Committee has granted options to purchase our ordinary shares effective prior to the pricing of this offering to certain of our employees, including Messrs. Hock E. Tan, Bettinger and Ingram and Ms. Danesh, who were granted options to purchase 300,000, 50,000, 150,000 and 50,000 ordinary shares, respectively. In determining the number of ordinary shares subject to the options granted to each named executive officer, the Compensation Committee considered the level of responsibility of the named executive officer, the length of service of the named executive officer, the delay of our initial public offering and the previous option grants made to the named executive officer, while recognizing that these were a one-time special award in connection with this offering. The options will have an exercise price equal to the initial public offering price and will expire ten years from the date of grant. The options granted to our named executive officers will vest in two equal installments on each of the third and fourth anniversaries of the date of grant, subject to the executive’s continued service to us through the vesting date. The Compensation Committee set the vesting schedule in a manner it believed would align our named executive officers’ interests with the long-term interests of our shareholders.

Termination-Based Compensation

Separation compensation is determined by company policy and any specific arrangements detailed in the executive’s employment agreement. Severance payments are typically comprised of a cash payment in lieu of salary, bonuses and/or coverage of health benefits for a limited period of time and, in some cases, option vesting acceleration. In addition to employment agreement provisions, the vesting of options granted under the Executive Plan accelerate with respect to 10% of the shares subject to the options if an executive is terminated in connection with the sale of his or her division. Our Compensation Committee must approve any exceptions to severance payments including any additional cash payments and any variance from the Executive Plan regarding the treatment of options. Executives who are terminated from Avago are required to sign a general release of all claims against Avago to receive any severance benefits.

Each of our named executive officers, other than Messrs. Bian-Ee Tan and Stewart, is eligible for severance benefits under his or her respective employment agreement with Avago. The Compensation Committee provides termination benefits to our named executive officers, other than Messrs. Bian-Ee Tan and Stewart, based on its review of severance practices at our Peer Group Companies and as the result of arms’ length negotiations at the time our executives enter into employment with us or at the time they are requested to take on additional responsibilities. The level of benefits varies from executive to executive based on the level of responsibility of the executive and accommodations made through arms’ length negotiations.

On April 7, 2009, we entered into an Employment Separation Agreement with Mr. Bian-Ee Tan. Pursuant to the agreement, we paid Mr. Tan an aggregate separation payment of $1,229,421 in exchange for his general release of all claims against us and our affiliates and his agreement to abide by the non-competition and non-solicitation provisions of his Employment Separation Agreement for the eighteen month period commencing on December 31, 2008. In addition, we exercised our call right to purchase ordinary shares held by Mr. Tan for $3,248,000, which represented the fair market value of such shares, as determined by our board of directors. The circumstances of Mr. Tan’s termination were such that he was not entitled to severance under our policies for executives in Malaysia.

In connection with Ms. Johnson’s resignation, we entered into a separation agreement with her effective August 1, 2008, or the Termination Date. Under the terms of the separation agreement, we accelerated the vesting of options to purchase 83,000 ordinary shares held by Ms. Johnson. In addition, we agreed to pay $1,819,400, less any applicable withholding, to Ms. Johnson to exercise our call right with respect to all ordinary shares and all vested and exercisable options held by Ms. Johnson as of the Termination Date. The separation agreement further provides that in the event that the remaining 41,500 shares subject to Ms. Johnson’s options for which vesting was accelerated are unexercised as of December 1, 2010, Ms. Johnson will be deemed to automatically exercise such options, and we will be obligated to make a cash payment to Ms. Johnson in an amount equal to the aggregate fair market value of the underlying shares at that time, less the aggregate exercise price for such options. The circumstances of Ms. Johnson’s termination were such that she was not entitled to severance under her severance benefit agreement with us.

In connection with Mr. Stewart’s resignation, we entered into a separation agreement with Mr. Stewart on August 16, 2007. The separation agreement provides that Mr. Stewart’s employment with us would terminate on December 1, 2007. In connection with the separation agreement, Mr. Stewart received a lump sum cash payment equal to his target bonus for fiscal year 2007. In addition, as of the date of Mr. Stewart’s termination of employment, he held options to purchase 133,333 ordinary shares for an exercise price of $1.25, which were fully vested and exercisable, and 366,667 ordinary shares for an exercise price of $5.00 per share, 146,665 of which were vested and exercisable. Of these 146,665 shares, Mr. Stewart was granted 100% vesting on the 36,667 performance options that vested on December 1, 2007. In exchange for the cancellation of all of Mr. Stewart’s options, and pursuant to the terms of the Executive Plan, we made a lump sum cash payment to Mr. Stewart in an amount equal to $1,961,588, which represents the aggregate fair market value of the ordinary shares subject to the options as of the date of Mr. Stewart’s termination of employment, as determined by our board, less the aggregate exercise price of Mr. Stewart’s options. As a condition to us making these payments, Mr. Stewart executed a general release of all claims against us and our affiliates on December 2, 2007. The circumstances of Mr. Stewart’s termination were such that he was not entitled to severance under our policies for employees in the United States.

The table below sets forth the severance benefits payable to each named executive officer, other than Mr. Bian-Ee Tan, whose benefits are described in the preceding paragraph, upon a termination of employment without cause, for good reason, because of death or because of disability occurring, in each case, apart from a change in control:

	Continued Base Salary	Bonus(1)	Health Benefits Continuation Coverage	Option Vesting Acceleration(2)
Hock E. Tan	12 months	100%	—	—
Douglas R. Bettinger	9 months	50%	6 months	—
Bryan Ingram	12 months	—	—	12 months
Fariba Danesh	12 months	—	—	12 months

(1)	Bonus payments are calculated using the lesser of the executive’s prior year’s bonus or prior year’s target bonus.

(2)	Option vesting acceleration is limited to that number of shares subject to time-based options which otherwise would have vested if the executive had continued employment with us through November 1, 2009.

The table below sets forth the severance benefits payable to each named executive officer, other than Mr. Bian-Ee Tan, whose termination benefits are described above, upon a termination of employment without cause, for good reason, because of death or because of disability occurring, in each case, in connection with a change in control. Each executive must provide a full release of claims in order to be eligible for his or her full severance payment.

	Continued Base Salary	Bonus(1)	Health Benefits Continuation Coverage	Option Vesting Acceleration
Hock E. Tan	24 months	200%	—	12 months	(2)
Douglas R. Bettinger	12 months	100%	12 months	12 months	(2)
Bryan Ingram	12 months	—	—	12 months	(3)
Fariba Danesh	12 months	—	—	12 months	(3)

(1)	Bonus payments are calculated using the lesser of the executive’s prior year’s bonus or prior year’s target bonus.

(2)	Accelerated vesting is limited to time-based options which would otherwise vest solely upon the executive’s continued employment.

(3)	Option vesting acceleration is limited to that number of shares subject to time-based options which otherwise would have vested if the executive had continued employment with us through November 1, 2009.

For more detailed descriptions of the benefits provided to our named executive officers upon a termination of employment, please see “Employment, Severance and Change of Control Agreements with Named Executive Officers” below.

Other Compensation

All of our executive officers are eligible to participate in certain benefits plans and arrangements offered to employees generally. Such benefits include health, dental, life and disability insurance and in the case of U.S. based executives, the 401(k) plan. We pay the full-

monthly premium for each U.S. based employee, including each executive, for basic medical coverage. For other medical, dental and vision coverage, we pay a portion of the cost and the employees, including executives, pay a portion of the cost. We pay 100% of the premium for all employees, including executives, for Basic Life Insurance, Accidental Death and Dismemberment, Business Travel Accident Insurance and the Employee and Family Assistance Plan. We pay 100% of the premiums for all Colorado employees, including executives, for Short Term and Long Term Disability. Employees in California, including executives, contribute .08% of the first $86,698 in annual earnings to the California Voluntary Disability Plan for Short Term Disability and we pay 100% of the premium for Long Term Disability. We provide access to a Group Universal Life and Long-Term Care coverage but the entire cost is paid by the employee, including executives.

Consistent with our overall compensation philosophy, we intend to continue to maintain our current benefits plan for executives as well as other employees. Our Compensation Committee in its discretion may revise, amend or add to any executive’s benefits and perquisites if it deems necessary.

U.S. based executives may also participate in the Avago Technologies U.S. Inc. Deferred Compensation Plan. For a description of the Deferred Compensation Plan, see footnote 1 of the 2008 Non-Qualified Deferred Compensation Table.

We determine perquisites on a case by case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the executive officer. In fiscal year 2008, the following executives received the following perquisites:

Name	Perquisites
Hock E. Tan, President and Chief Executive Officer	Reimbursement for travel to a residence in Pennsylvania

Bian-Ee Tan, Former Chief Operating Officer	Housing allowance, club memberships, private health insurance, medical reimbursement, tax preparation service reimbursement and reimbursement of taxes in Malaysia as a result of services performed there

James Stewart, Former Vice President and General Manager, ASIC Products Division	Use of company car and car allowance

Tax and Accounting Considerations

While the Compensation Committee and our board of directors generally considers the financial accounting and tax implications of its executive compensation decisions, neither element has been a material consideration in the compensation awarded to our named executive officers historically. In addition, the compensation committee and our board of directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for our Chief Executive Officer and each of the other named executive officers (other than our Chief Financial Officer), unless compensation is performance-based. As we are not currently publicly-traded, our board of directors has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. Our compensation committee, however, intends to adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m).

Fiscal Year 2008 Summary Compensation Table

The following table sets forth information about compensation earned by our CEO, our CFO, and each of our three other most highly compensated executive officers for the fiscal years ended November 2, 2008 and October 31, 2007. We refer to these officers in this prospectus as our named executive officers or NEOs.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)		Option Awards ($)(2) (f)		Non-Equity Incentive Plan Compensation ($)(3) (g)		All Other Compensation ($) (h)		Total ($) (i)
Hock E. Tan President and Chief Executive Officer	2008	623,468	0		2,276,807		915,000		34,269	(4)	3,849,544
	2007	600,000	600,000		2,039,654		0		47,642		3,287,296

Douglas R. Bettinger Senior Vice President and Chief Financial Officer	2008	87,500	165,593	(1)	67,529		86,121		0		406,743

Bian-Ee Tan(5) Former Chief Operating Officer	2008	494,712	0		1,437,983		0	(5)	544,147	(6)	2,476,842
	2007	488,899	220,221		1,288,203		291,500		341,008		2,629,831

Bryan Ingram Senior Vice President and General Manager, Wireless Semiconductor Division	2008 2007	333,913 320,154	24,730 158,267	(7)	408,908 229,611		340,654 127,662		9,000 36,400	(8)	1,117,205 872,094

Fariba Danesh Senior Vice President and General Manager, Fiber Optics Product Division	2008	365,150	0		390,501		343,040		9,000	(8)	1,107,691

Mercedes Johnson Former Senior Vice President, Finance and Chief Financial Officer	2008 2007	311,149 387,506	0 0		243,071 329,890		0 260,405		1,178,600 0	(9)	1,732,820 977,801

James Stewart Former Vice President and General Manager, ASIC Products Division	2008 2007	24,289 280,526	0 15,157		(66,403 262,413	)(10)	0 99,664		2,077,209 30,040	(11)	2,035,095 687,800

(1)	Represents a $100,000 sign on bonus paid to Mr. Bettinger and a gross up on the taxes associated with such bonus.

(2)	Represents expense recognized by us in fiscal year 2008 related to options determined in accordance with SFAS No. 123R. Please see Note 11 in the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts. The performance-based options granted prior to our adoption of SFAS No. 123R on November 1, 2006 were subject to variable accounting under APB No. 25. The expense reported in the table reflects the amount we accrued in fiscal year 2008. For all options granted on or subsequent to our adoption of SFAS No. 123R, we recorded expense under the fair value method for both time and performance vesting portions.

(3)	Represents amounts paid for fiscal year 2008 under our annual cash incentive program. Please see plan description in “—Compensation Discussion and Analysis—Annual Cash Compensation—Annual Cash Incentive Program” above.

(4)	Represents $9,000 401(k) employer match; and $25,269 reimbursement for travel to a residence in Pennsylvania.

(5)	Mr. Bian-Ee Tan terminated employment with us on December 31, 2008. In connection with his termination of employment, we paid Mr. Tan severance in the amount of $1,229,421, $766,475 of which was related to his base salary and $462,946 of which was related to the target bonus that he would have earned based on performance had he remained employed with us through the date of payment. All sums presented for Mr. Bian-Ee Tan for 2008 are converted from Malaysian Ringgits using the November 2, 2008 exchange ratio of 3.5295 Ringgits per U.S. Dollar as reported by x-rates.com., except as indicated in footnote 6 below. All sums presented for Mr. Bian-Ee Tan for 2007 are converted from Malaysian Ringgits using the January 2008 accounting ratio of 3.3402 Ringgits per U.S. Dollar as reported by Bloomberg L.P., except $838 of all other income which was converted from Singapore dollars using the January 2008 accounting ratio of 1.4541 Singapore Dollars per U.S. Dollar as reported by Bloomberg L.P.

(6)	Represents $439,365 estimated Malaysian tax reimbursement, $5,476 tax preparation service reimbursement, $14,960 housing allowance, $76,279 Malaysian Provident Fund contributions, $4,082 private health insurance, $3,547 medical reimbursement and $438 club memberships. The tax preparation service reimbursement is converted from Singapore dollars using the November 2, 2008 exchange ratio of 1.4732 Singapore Dollars per U.S. Dollar as reported by x-rates.com.

(7)	Represents a cash bonus paid to Mr. Ingram in lieu of a mortgage subsidy that Mr. Ingram was entitled to under an Agilent benefit program.

(8)	Represents $9,000 401(k) employer match.

(9)	Represents amounts paid to Ms. Johnson in exchange for the cancellation of vested options.

(10)	Pursuant to the terms of the Separation Agreement entered into with Mr. Stewart on August 16, 2007, Mr. Stewart was granted 100% vesting on the 36,667 performance options which vested on December 1, 2007. Mr. Stewart forfeited the remainder of his unvested options.

(11)	Represents $1,961,588 paid to Mr. Stewart in exchange for the cancellation of vested options, $114,821 paid to Mr. Stewart which represented the target bonus Mr. Stewart would have been entitled to receive based on performance had he remained employed with us through the date of payment and $800 for car allowance.

Grant of Plan-Based Awards in Fiscal Year 2008

The following table sets forth information regarding grants of incentive awards during the fiscal year ended November 2, 2008 to each of our NEOs.

Name (a)	Grant Date (b)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(3) (l)
			Thres- hold ($)(1) (c)	Target ($)(2) (d)	Maximum ($) (e)	Thres- hold (#) (f)	Target (#) (g)	Maximum (#) (h)	Options (#) (j)
Hock E. Tan			93,750	750,000	1,687,000
Douglas R. Bettinger			1,641	65,625	147,656
	8/4/2008	(4)					150,000		150,000	10.68	1,611,870
Bian-Ee Tan			4,781	382,474	860,566
Bryan Ingram			7,027	167,304	376,434
Fariba Danesh			11,471	273,123	614,527
Mercedes Johnson(5)			7,800	312,006	702,014
James Stewart(6)

(1)	Threshold amount for Mr. Hock E. Tan is 12.5% of his target bonus amount, calculated based on the achievement of a single corporate goal at 50% of the target for such goal and using the minimum individual performance factor. Threshold amount for Mr. Bettinger and Ms. Johnson is 2.5% of their target bonus amounts, for Mr. Bian-Ee Tan is 1.25% of his target bonus amount, and for Mr. Ingram and Ms. Danesh is 4.2% of their target bonus amounts, in each case, calculated based on the achievement of a single divisional goal at 50% of the target for such goal and using the minimum individual performance factor. Maximum threshold is 225% of the target bonus amount, which assumes maximum (150%) performance for each corporate and divisional goal and uses the maximum individual performance factor (150%). The target bonus amount can also be calculated by multiplying the base salary of each named executive officer times the participation rate of such executive as set forth in the “Annual Cash Incentive Program—Summary Bonus Table” above. For example, Mr. Bettinger’s target amount of $65,625 can be calculated by multiplying 75% times his 2008 base salary of $87,500. Ms. Johnson’s target amount can be calculated by multiplying 75% times her base salary of $416,008, and her minimum amount can be calculated by multiplying 2.5% times her target amount.

(2)	Mr. Hock E. Tan’s bonus participation rate is 120%, Messrs. Bettinger and Bian-Ee Tan and Ms. Danesh’s bonus participation rate is 75% of base salary and Mr. Ingram’s bonus participation rate is 50% of base salary. For fiscal year 2009, Mr. Ingram’s bonus participation rate has been increased to 75%.

(3)	The grant date fair value of these options was determined in accordance with SFAS No. 123R. Please see Note 11 to the Consolidated Financial Statements included elsewhere in this prospectus for the valuation assumptions used in determining such amounts.

(4)	Mr. Bettinger’s options were granted pursuant to the terms of the Executive Plan. The options covered an aggregate of 300,000 ordinary shares and vest 50% based upon the passage of time and the optionee’s continued employment with us or our subsidiaries and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the grant date. The term of the options is 10 years.

(5)	Ms. Johnson resigned her employment with us in August 2008 and forfeited her 2008 bonus opportunity.

(6)	Mr. Stewart resigned his employment with us effective December 1, 2007. He did not have the opportunity to earn a bonus in fiscal year 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table sets forth grants of stock options outstanding on November 2, 2008, the last day of the fiscal year, to each of our named executive officers.

	Option Awards
Name (a)	Vesting Reference Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Hock E. Tan	Dec. 1, 2005(1)	940,000	555,000	855,000	5.00	4/12/2016

Douglas R. Bettinger	Aug. 4, 2008(2)	0	150,000	150,000	10.68	8/3/2018

Bian-Ee Tan(3)	Dec. 1, 2005(2)	720,000	540,000	540,000	5.00	11/30/2015

Bryan Ingram	Dec. 1, 2005(4)	66,666	0	0	1.25	1/23/2015
	Dec. 1, 2005(2)	103,332	77,501	77,501	5.00	11/30/2015
	Dec. 1, 2005(2)	25,000	18,750	18,750	5.00	4/23/2016
	Nov. 1, 2007(2)	35,832	71,667	71,667	10.22	10/31/2017

Fariba Danesh	Jun. 16, 2006(2)	130,000	97,500	97,500	6.48	8/21/2016
	Nov. 1, 2007(2)	35,000	70,000	70,000	10.22	10/31/2017

Mercedes Johnson	Dec. 1, 2005(5)	41,500	0	0	5.00	11/30/2015

James Stewart(6)

(1)	Options to purchase 925,000 shares vest based upon the passage of time and Mr. Tan’s continued employment with Avago, and options to purchase 1,425,000 shares vest based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(2)	Options vest 50% based upon the passage of time and the optionee’s continued employment with Avago and 50% based upon achieving specified financial targets, in each case, at a rate of 20% per year over five years on each anniversary of the Vesting Reference Date.

(3)	Mr. Bian-Ee Tan terminated employment with us on December 31, 2008. In connection with his termination of employment, Mr. Tan exercised vested options to purchase 1,080,000 ordinary shares using a cashless exercise pursuant to which 574,382 ordinary shares were issued to Mr. Tan and 505,618 ordinary shares were withheld by us in satisfaction of the exercise price for such options.

(4)	Fully vested as of the date of grant.

(5)	Ms. Johnson resigned from our company effective August 1, 2008. Pursuant to the terms of Ms. Johnson’s separation agreement, on December 1, 2010, Ms. Johnson’s options will be deemed automatically exercised, and we will be obligated to make a cash payment to Ms. Johnson in December 2010 in an amount equal to the aggregate fair market value of the shares underlying any options that remain unexercised as of December 1, 2010, less the aggregate exercise price of such options.

(6)	Mr. Stewart resigned his employment with us effective December 1, 2007.

On July 20, 2009, the Compensation Committee approved the amendment of the performance-based options held by our named executive officers to remove the performance targets and extend the vesting. See “Equity Incentive Compensation” above for more information.

2008 Non-Qualified Deferred Compensation

The following table sets forth information regarding contributions and earnings under the Avago Technologies U.S. Inc. Deferred Compensation Plan during fiscal year 2008.

Name (a)	Registrant Contributions in Fiscal Year 2008 ($)(1) (c)	Aggregate Earnings in Fiscal Year 2008 ($)(2) (d)	Aggregate Withdrawals/ Distribution ($) (e)	Aggregate Balance at November 2, 2008 ($) (f)
Bryan Ingram	0	(6,564)	0	11,764
James Stewart	0	(177)	3,539	0

(1)	The Avago Technologies U.S. Inc. Deferred Compensation Plan is an unfunded and unsecured deferred compensation arrangement that is designed to allow the participants to defer a specified percentage of their base salary, commissions and/or bonuses in a manner similar to the way in which the Avago Technologies U.S. Inc. 401(k) plan operates, but without regard to the maximum deferral limitations imposed on 401(k) plans by the Internal Revenue Code. In addition, we may make discretionary contributions to participant accounts. As required by applicable law, participation in the Deferred Compensation Plan is limited to a group of our management employees who have an annual base salary plus targeted commissions of at least $175,000, which group includes each of our U.S. based named executive officers.

Amounts deferred by each participant pursuant to the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of that participant. Amounts credited to each participant under the Deferred Compensation Plan are periodically adjusted for earnings and/or losses at a rate that is equal to one or more of the measurement funds elected by a participant. Currently, the measurement funds consist of the following: Fidelity Retirement Government Money Market Portfolio, PIMCO Total Return Fund Institutional Class, Mainstay ICAP Equity Fund - Class I, Goldman Sachs Small Cap Value Fund Institutional Class, MainStay Large Cap Growth Fund - Class I, Spartan® U.S. Equity Index Fund Investor Class, Fidelity Contrafund®, Wells Fargo Advantage Discovery Fund – Institutional, Templeton Foreign Fund Class A, Fidelity Freedom Funds®, Fidelity Freedom Income Fund®, Fidelity Freedom 2000 Fund®, Fidelity Freedom 2005 Fund®, Fidelity Freedom 2010 Fund®, Fidelity Freedom 2015 Fund®, Fidelity Freedom 2020 Fund®, Fidelity Freedom 2025 Fund®, Fidelity Freedom 2030 Fund®, Fidelity Freedom 2035 Fund®, Fidelity Freedom 2040 Fund®, Fidelity Freedom 2045 Fund® and Fidelity Freedom 2050 Fund®.

Distributions are made in accordance with elections filed by participants at the time of their initial deferrals and distributions occur in a lump sum upon death or total disability and in a lump sum or installments upon a participant’s separation of service. Distributions are also made in the event of a change in control of our company.

(2)	Amounts reflected are not included in the “Fiscal Year 2008 Summary Compensation Table” because the earnings and losses are not “above-market.” These amounts include dividends, interest and change in market value.

Employment, Severance and Change of Control Agreements with Named Executive Officers

Hock E. Tan

We entered into an offer letter with Hock E. Tan on March 28, 2006 which was amended and restated in July 2009. Mr. Tan’s offer letter provides that Mr. Tan will be our President and Chief Executive Officer commencing March 31, 2006 and that he will be a member of our board of directors. Mr. Tan’s offer letter entitles him to a base salary of $625,000 per year with a target bonus opportunity of 120% of his base salary. Mr. Tan’s offer letter also provides for the grant of an option to purchase 950,000 ordinary shares with 225,000 shares subject to the option vesting 20% per year based upon Mr. Tan’s continued employment and 725,000 shares subject to the option vesting 20% per year based upon us attaining specified performance targets. In accordance with his offer letter, Mr. Tan purchased $2 million in ordinary shares and was granted additional non-qualified options to purchase 1,400,000 ordinary shares. Mr. Tan’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into our standard agreement regarding confidential information and proprietary developments. Mr. Tan’s offer letter agreement entitled him to the payment of a relocation bonus in the amount of one month’s base salary which was paid in a single lump sum following his commencement of employment.

Mr. Tan’s offer letter provides Mr. Tan with severance in the event of the termination of his employment without cause, because of death or disability or a resignation by him for good reason, provided that, in each case, Mr. Tan executes and does not revoke a general release of all claims against us and our affiliates within 60 days following his termination of employment. If the termination of employment without cause, because of death or disability or resignation for good reason takes place within the three months prior to or the 12 months following a change in control, we must provide Mr. Tan with (a) continued salary payments for 24 months following his termination or resignation, (b) an amount equal to 200% of the lesser of Mr. Tan’s prior year’s bonus or target bonus, in both (a) and (b), payable in 24 monthly installments, and (c) 12 months accelerated vesting for those options held by Mr. Tan which would otherwise vest based upon the passage of time and his continued employment. If the termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control, Mr. Tan is entitled to (a) continued salary payments for 12 months following his termination or resignation and (b) an amount equal to the lesser of his prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments.

Douglas R. Bettinger

We entered into an offer letter with Douglas R. Bettinger on July 4, 2008. Mr. Bettinger’s offer letter provides that Mr. Bettinger will be our Senior Vice President and Chief Financial Officer. Mr. Bettinger’s offer letter entitles him to a base salary of $350,000 per year and a target bonus opportunity of 75% of his base salary. Mr. Bettinger’s offer letter also provides for the grant of an option to purchase 300,000 of our ordinary shares with 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon Mr. Bettinger’s continued employment and 150,000 of the shares subject to the option vesting at a rate of 20% per year based upon us attaining specified performance targets and Mr. Bettinger’s continued employment. The offer letter also provides that Mr. Bettinger will be eligible for a $100,000 bonus, for which we will pay all income and employment taxes, provided that he invests at least $175,000 in our ordinary shares prior to October 4, 2008. Mr. Bettinger’s offer letter agreement provides that he will be eligible to participate in all employee benefit plans made available to executive officers, is entitled to enter into an indemnification agreement and must enter into the standard agreement regarding confidential information and proprietary developments.

Mr. Bettinger’s offer letter provides him with severance in the event of the termination of his employment without cause, because of death or disability or a resignation by him for good reason, provided that, in each case, Mr. Bettinger executes and does not revoke a general release of all claims against us and our affiliates within 60 days of any such termination. If the termination of employment without cause, because of death or disability or resignation for good reason takes place within 12 months following a change in control, we must provide Mr. Bettinger with (a) 12 months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to 100% of the lesser of Mr. Bettinger’s prior year’s bonus or target bonus payable in 12 monthly installments commencing on the sixtieth day following his separation from us, (c) 12 months accelerated vesting for those options held by Mr. Bettinger which would otherwise vest based upon the passage of time and his continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for 12 months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer. If Mr. Bettinger’s termination of employment without cause or resignation for good reason takes place prior to or more than 12 months following a change in control, Mr. Bettinger is entitled to (a) nine months of continued salary payments commencing on the sixtieth day following his separation from us, (b) an amount equal to the lesser of 50% of his prior year’s bonus or target bonus payable in nine monthly installments commencing on the sixtieth day following his separation from us, and (c) the payment of continued health, dental and vision insurance premiums for Mr. Bettinger and any covered dependents for six months, or, if earlier, until Mr. Bettinger is covered under similar plans of a new employer.

Mercedes Johnson

We entered into a Severance Benefits Agreement with Mercedes Johnson effective June 14, 2006. Ms. Johnson’s Severance Benefits Agreement provides Ms. Johnson with severance in the event of her termination of employment without cause or a resignation by her for good reason, provided that, in each case, Ms. Johnson executes and does not revoke a general release of all claims against us and our affiliates. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place within the three months prior to or the 12 months following a change in control, we must provide Ms. Johnson with (a) continued salary payments for 12 months following her termination or resignation, (b) an amount equal to the lesser of Ms. Johnson’s prior year’s bonus or target bonus, in both (a) and (b), payable in 12 monthly installments, (c) 12 months accelerated vesting for those options held by Ms. Johnson which would otherwise vest based upon the passage of time and her continued employment, and (d) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for 12 months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer. If Ms. Johnson’s termination of employment without cause or resignation for good reason takes place more than three months prior to or more than 12 months following a change in control, Ms. Johnson is entitled to (a) continued salary payments for six months following her termination or resignation, (b) an amount equal to 50% of the lesser of her prior year’s bonus or target bonus, in both (a) and (b), payable in six monthly installments, and (c) the payment of continued health, dental and vision insurance premiums for Ms. Johnson and any covered dependents for six months, or, if earlier, until Ms. Johnson and any covered dependents are covered under similar plans of a new employer.

Effective August 1, 2008, Ms. Johnson resigned as our Senior Vice President, Finance and Chief Financial Officer. In connection with Ms. Johnson’s resignation, we entered into a separation agreement with her effective August 1, 2008, or the Termination Date. Under the terms of the separation agreement, we accelerated the vesting of options to purchase 83,000 ordinary shares held by Ms. Johnson. In addition, we agreed to pay $1,819,400, less any applicable withholding, to Ms. Johnson to exercise our call right with respect to all ordinary shares and all vested and exercisable options held by Ms. Johnson as of the Termination Date.

The separation agreement further provides that in the event that the remaining 41,500 shares subject to Ms. Johnson’s options for which vesting was accelerated are unexercised as of December 1, 2010, Ms. Johnson will be deemed to automatically exercise such options, and we will be obligated to make a cash payment to Ms. Johnson in an amount equal to the aggregate fair market value of the underlying shares at that time, less the aggregate exercise price for such options.

Bian-Ee Tan

In November 2005, in anticipation of the SPG Acquisition, Avago Technologies (Malaysia) Sdn. Bhd. entered into an employment agreement with Mr. Bian-Ee Tan typical of those entered into with other management employees who would be joining Avago. Mr. Tan’s annual base salary was set at approximately $371,597 (using the November 2, 2008 exchange ratio of 3.5295 Malaysian Ringgits per U.S. Dollar as reported by x-rates.com). The agreement gave either party the right to terminate employment on one month’s written notice or payment in lieu of notice. Benefits, tax and payroll conditions were determined at the close of the SPG Acquisition. In October 2006, because he would otherwise have had to retire pursuant to company practice, Mr. Tan’s employment was extended through December 2011 on the same terms and conditions.

On April 7, 2009, we entered into an Employment Separation Agreement with Mr. Tan. Pursuant to the agreement, we paid Mr. Tan an aggregate separation payment of $1,229,421 in exchange for a general release of all claims against us and our affiliates and his agreement to abide by the non-competition and non-solicitation provisions of the Employment Separation Agreement for the eighteen-month period commencing on December 31, 2008. In connection with his termination of employment, Mr. Tan exercised vested options to purchase 1,080,000 ordinary shares using a cashless exercise pursuant to which 574,382 ordinary shares were issued to Mr. Tan and 505,618 ordinary shares were withheld by us in satisfaction of the exercise price for such options. In addition, we exercised our call right to purchase ordinary shares held by Mr. Tan for $3,248,000, which represented the fair market value of the shares as determined by our board of directors.

Bryan Ingram

Avago Technologies U.S. Inc., our wholly owned subsidiary, entered into an employment agreement with Bryan Ingram on October 30, 2007, effective as of November 1, 2007, which was amended and restated in July 2009. Mr. Ingram’s employment agreement provides that Mr. Ingram will be our Senior Vice President and General Manager, Wireless Semiconductor Division. Mr. Ingram’s employment agreement entitles him to a base salary of $334,608 per year (as adjusted from time to time) with a target bonus opportunity of 75% of his base salary. Mr. Ingram’s employment agreement provides that he will be eligible for equity incentive awards and to participate in all employee benefit plans made available to similarly situated employees.

Mr. Ingram’s employment agreement provides that in the event of the termination of his employment with us by us without cause, his death or disability, or a resignation by him for good reason prior to November 1, 2009, we must provide him with 12 months continued salary payments following such termination or resignation, and the accelerated vesting of options to purchase ordinary shares held by Mr. Ingram which would otherwise have vested had he continued his employment with us through November 1, 2009. If Mr. Ingram’s employment is terminated by us without cause, because of his death or disability, or he resigns for good reason after November 1, 2009 and within the three months prior to or 12 months following a change in control, Mr. Ingram is entitled to (a) 12 months continued salary payments, (b) an amount equal to the lesser of his prior year’s bonus or target bonus for the fiscal year in which the termination occurs, and (c) 12 months of accelerated vesting for those options to purchase ordinary shares held by Mr. Ingram which would otherwise vest based solely upon the passage of time and his continued employment. Under the employment agreement, Mr. Ingram must execute, and not revoke, a general release of all claims against us and our affiliates within 60 days of his termination of employment, and any continued salary payments are subject to Mr. Ingram continuing to abide by the noncompetition and nonsolicitation provisions of his employment agreement.

Fariba Danesh

Avago Technologies U.S. Inc., our wholly owned subsidiary, entered into an employment agreement with Fariba Danesh on October 30, 2007, effective as of November 1, 2007 which was amended and restated in July 2009. Ms. Danesh’s employment agreement provides that Ms. Danesh will be Avago’s Senior Vice President and General Manager, Fiber Optics Products Division. Ms. Danesh’s employment agreement entitles her to a base salary of $364,164 per year (as adjusted from time to time) with a target bonus opportunity of 75% of her base salary. Ms. Danesh’s employment agreement provides that she will be eligible for equity incentive awards and to participate in all employee benefit plans made available to similarly situated employees.

Ms. Danesh’s employment agreement provides that in the event of the termination of her employment with Avago by Avago without cause, her death or disability, or a resignation by her for good reason prior to November 1, 2009, we must provide her with 12 months continued salary payments following such termination or resignation, and the accelerated vesting of options to purchase ordinary shares held by Ms. Danesh which would otherwise have vested had she continued her employment with Avago through November 1, 2009. If Ms. Danesh’s employment is terminated by Avago without cause, because of her death or disability, or she resigns for good reason after November 1, 2009 and within the three months prior to or 12 months following our change in control, Ms. Danesh is entitled to (a) 12 months continued salary payments, (b) an amount equal to the lesser of her prior year’s bonus or target bonus for the fiscal year in which the termination occurs, and (c) 12 months of accelerated vesting for those options to purchase ordinary shares held by Ms. Danesh which would otherwise vest based solely upon the passage of time and her continued employment. Under the employment agreement, Ms. Danesh must execute, and not revoke, a general release of all claims against us and our affiliates within 60 days of her termination of employment, and any continued salary payments are subject to Ms. Danesh continuing to abide by the noncompetition and nonsolicitation provisions of her employment agreement.

James Stewart

We entered into a Separation Agreement with James Stewart on August 16, 2007. The separation agreement provides that Mr. Stewart’s employment with us would terminate on December 1, 2007. In connection with the separation agreement, Mr. Stewart received a lump sum cash payment equal to his target bonus for fiscal year 2007. In addition, as of the date of Mr. Stewart’s termination of employment, he held options to purchase 133,333 ordinary shares for an exercise price of $1.25, which were fully vested and exercisable, and 366,667 ordinary shares for an exercise price of $5.00 per share, 146,665 of which were vested and exercisable. Of these 146,665 shares, Mr. Stewart was granted 100% vesting on the 36,667 performance options that vested on December 1, 2007. In exchange for the cancellation of all of Mr. Stewart’s options, and pursuant to the terms of the Executive Plan, we made a lump sum cash payment to Mr. Stewart in an amount equal to $1,961,588, which represents the aggregate fair market value of the ordinary shares subject to the options as of the date of Mr. Stewart’s termination of employment, as determined by our board, less the aggregate exercise price of Mr. Stewart’s options. As a condition to us making these payments, Mr. Stewart executed a general release of all claims against us and our affiliates on December 2, 2007.

Potential Severance Payments and Benefits Upon Certain Terminations

The following table reflects the potential payments and benefits to which the NEOs would be entitled under their agreements as described under “Termination-Based Compensation” above in the event of a termination of employment without cause, because of death or disability or a resignation with good reason taking place not in connection with a change in control. The amounts presented in the table assume a termination date of November 2, 2008 and that all eligibility requirements contemplated by the NEO’s respective agreements or our company’s policies and practices, as applicable, were met.

	Cash Severance Base Salary ($)		Cash Severance Bonus ($)		Health Benefits Continuation Coverage ($)	Unexercisable Options that Vest (#)	Unexercisable Options that Vest ($)(1)	Amounts Payable Upon Exercise of Call Rights ($)(6)	Total
Hock E. Tan	625,000		750,000		0	0	0	8,543,200	9,918,200
Douglas R. Bettinger	262,500		131,250		8,174	0	0	199,994	601,918
Bian-Ee Tan	766,475	(2)	462,946	(3)	0	0	0	3,248,000	4,477,421
Bryan Ingram	334,608		0		0	49,999	190,473	1,641,069	2,166,150
Fariba Danesh	364,164		0		0	50,000	144,550	1,056,541	1,565,255
Mercedes Johnson(4)	0		0		0	83,000	471,440	1,819,400	2,290,840
James Stewart(5)	0		114,821		0	36,667	208,269	1,961,588	2,284,678

(1)	Represents the difference between the exercise price of each unvested option that is accelerated and $10.68, which the Compensation Committee has determined equals the per share fair market value of our ordinary shares as of November 2, 2008.

(2)	Mr. Bian-Ee Tan terminated employment with us on December 31, 2008. Represents amount actually paid to Mr. Bian-Ee Tan pursuant to his Employment Separation Agreement. Termination benefits for senior executives in Malaysia are decided on a case by case basis.

(3)	Mr. Bian-Ee Tan terminated employment with us on December 31, 2008. Represents amount actually paid to Mr. Bian-Ee Tan pursuant to his Employment Separation Agreement. Such amount otherwise would have been paid based on his continued employment through the date of payment in fiscal year 2009. We also repurchased ordinary shares held by Mr. Tan for an aggregate of $3,248,000 pursuant to our call right under the management shareholders agreement we entered into with Mr. Tan. Mr. Tan was also permitted to exercise vested options to purchase 1,080,000 ordinary shares using a cashless exercise pursuant to which 574,382 ordinary shares were issued to Mr. Tan and 505,618 ordinary shares were withheld by us in satisfaction of the exercise price for such options.

(4)	Ms. Johnson resigned from our company effective August 1, 2008. Represents options for which vesting was accelerated in connection with the separation agreement entered into with Ms. Johnson. We also repurchased ordinary shares held by Ms. Johnson for $640,800 pursuant to our call right under the management shareholders agreement we entered into with Ms. Johnson. Pursuant to our call right we also paid Ms. Johnson $1,178,600 in exchange for the cancellation of all of her vested options other than an option to purchase 41,500 of our ordinary shares, which remains outstanding.

(5)	Mr. Stewart resigned effective December 1, 2007. In connection with Mr. Stewart’s resignation, we paid Mr. Stewart $114,821, which represented his target bonus for fiscal year 2007 and provided him with 100% vesting on 36,667 performance options, as further described under “Employment, Severance and Change of Control Agreements with Named Executive Officers – James Stewart.” Pursuant to our call right under the management shareholders agreement we entered into with Mr. Stewart, we paid Mr. Stewart $1,961,588 in exchange for the cancellation of all of his vested options.

(6)	Represents amount payable to the named executive officer in exchange for the cancellation of vested options and surrender of ordinary shares if we were to exercise the call right that we hold to purchase vested options and ordinary shares following such named executive officer’s termination of employment pursuant to the management shareholders agreement to which such named executive officer is a party. Amounts reported for Mr. Bian-Ee Tan, Ms. Johnson and Mr. Stewart represent actual amounts paid following his or her termination of employment with us. Amounts reported for Messrs. Hock E. Tan, Bettinger and Ingram and Ms. Danesh were calculated using the repurchase price of $10.68 for each ordinary share, which the Compensation Committee determined equaled the per share fair market value of our ordinary shares as of November 2, 2008, and the difference between $10.68 and the per share exercise price of each option. Amounts do not include any options for which vesting may be accelerated since such amounts are already reflected in the preceding column.

Potential Severance Payments and Benefits Upon Certain Terminations in Connection with Change in Control

The following table reflects the potential payments and benefits to which the NEOs would be entitled under their employment agreements or our company’s policies and practices as described under “Termination-Based Compensation” above in the event of a termination of employment without cause, because of death or disability or a resignation for good reason taking place in connection with a change in control. The amounts presented in the table assume a termination date of November 2, 2008 and that all eligibility requirements contemplated by the NEO’s respective agreements and our company’s policies and practices, as applicable, were met.

	Cash Severance Base Salary ($)	Cash Severance Bonus ($)	Health Benefits Continuation Coverage ($)	Unexercisable Options that Vest (#)	Unexercisable Options that Vest ($)(1)	Total ($)
Hock E. Tan	1,250,000	1,500,000	0	185,000	1,050,800	3,800,800
Douglas R. Bettinger	350,000	260,392	16,347	35,000	0	626,739
Bryan Ingram	334,608	0	0	49,999	190,473	525,081
Fariba Danesh	364,164	0	0	50,000	144,550	508,714

(1)	Represents the difference between the exercise price of each unvested option that is accelerated and $10.68, which the Compensation Committee has determined equals the per share fair market value of our ordinary shares as of November 2, 2008.

Employee Benefit and Stock Plans

2009 Equity Incentive Award Plan

We intend to adopt a 2009 Equity Incentive Award Plan, or the 2009 Plan. The principal purpose of the 2009 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of share-based compensation awards and cash-based performance bonus awards. The 2009 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

The principal features of the 2009 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2009 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve.    Under the 2009 Plan, 20,000,000 of our ordinary shares will be initially reserved for issuance pursuant to a variety of share-based compensation awards, including options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, dividend equivalent awards, performance share awards, performance share unit awards, share payment awards, performance-based awards and other share-based awards plus the number of ordinary shares subject to options outstanding under our Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and our Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan, as of the effective date of the 2009 Plan that are forfeited in the future under such plans. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2009 Plan will be increased by an annual increase on the first day of each calendar year beginning in 2012 and ending in 2019, equal to the least of (i) 6,000,000 shares, (ii) 3% of the ordinary shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (iii) such smaller number of ordinary shares as determined by the board; provided, however, no more than 90,000,000 ordinary shares may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2009 Plan:

•	to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2009 Plan;

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to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2009 Plan, such tendered or withheld shares will be available for future grants under the 2009 Plan;

•	to the extent any restricted shares are forfeited by the holder, such shares will be available for future grants under the 2009 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2009 Plan; and

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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2009 Plan.

Initially, there will be no limit on the number of shares that may be covered by share-based awards or the maximum aggregate dollar amount subject to cash-based performance awards granted to any individual during any calendar year. However, after a limited transition period, no individual may be granted share-based awards under the 2009 Plan covering more than 2,000,000 shares or more than $3 million in cash in any calendar year. The limited transition period will expire on the earliest of:

•	the first material modification of the 2009 Plan;

•	the issuance of all of our ordinary shares reserved for issuance under the 2009 Plan;

•	the expiration of the 2009 Plan;

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the first meeting of our shareholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs; or

•	such earlier date as may be required by Section 162(m) of the Code.

Administration.    The compensation committee of our board of directors will administer the 2009 Plan unless our board of directors assumes authority for administration. To the extent necessary to comply with Rule 16b-3 of the Exchange Act or to the extent we desire to comply with Section 162(m) of the Code, the administrator of the 2009 Plan will consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, and/or a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, as applicable. The 2009 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers, but our compensation committee charter prohibits such delegation in the case of awards to our named executive officers and the equity awards policy we intend to adopt calls for the compensation committee to approve all equity awards, other than awards made to our non-employee directors, which must be approved by the full board.

Subject to the terms and conditions of the 2009 Plan, the administrator has the exclusive authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2009 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2009 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2009 Plan. The full board of directors will administer the 2009 Plan with respect to awards to non-employee directors.

Eligibility.    Options, SARs, restricted shares and all other share-based and cash-based awards under the 2009 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

Awards.    The 2009 Plan provides that the administrator may grant or issue options, SARs, restricted shares, restricted share units, deferred shares, dividend equivalents, performance awards, share payments and other share-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonqualified Options, or NQOs, will provide for the right to purchase our ordinary shares at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQOs may be granted for any term specified by the administrator, but may not exceed ten years.

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Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of an ordinary share on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. To the extent ISOs having an aggregate exercise price in an amount greater than $100,000 become exercisable by an individual in any calendar year, the options in excess of $100,000 will be treated as NQOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our shares, the 2009 Plan provides that the exercise price must be at least 110% of the fair market value of an ordinary share on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Shares may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, may be forfeited for no consideration if the conditions or restrictions on vesting are not met. In general, restricted shares may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted shares, unlike recipients of options, generally will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

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Restricted Share Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Deferred Share Awards represent the right to receive our ordinary shares on a future date. Deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares will not be issued until the deferred share award has vested, and recipients of deferred shares generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred share awards generally will be forfeited, and the underlying shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

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Share Appreciation Rights may be granted in connection with options or other awards, or separately. SARs granted in connection with options or other awards typically will provide for payments to the holder based upon increases in the price of our ordinary shares over a set exercise price. The exercise price of any SAR granted under the 2009 Plan must be at least 100% of the fair market value of an ordinary share on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2009 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2009 Plan will be settled in cash or ordinary shares, or in a combination of both, at the election of the administrator.

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Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

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Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in ordinary shares or in a combination of both. Performance awards may include “phantom” share awards that provide for payments based upon the value of our ordinary shares. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in ordinary shares or in a combination of both.

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Share Payments may be authorized by the administrator in the form of ordinary shares or an option or other right to purchase ordinary shares as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control.    In the event of a change in control where the acquirer does not assume or replace awards granted under the 2009 Plan, awards issued under the 2009 Plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2009 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. The administrator may also make appropriate adjustments to awards under the 2009 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2009 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our shareholders of more than 50% of our voting shares to a person or group;

•	a change in the composition of our board over a two-year period such that fifty percent or more of the members of the board were elected through one or more contested elections;

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a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	shareholder approval of our liquidation or dissolution.

Non-Employee Director Awards.    The 2009 Plan permits our board to grant awards to our non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, the compensation committee of our board has adopted a non-employee director equity award policy. For a further description of Non-Employee Director Awards see “Director Compensation.”

Adjustments of Awards.    In the event of any share dividend, share split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to shareholders (other than normal cash dividends) or any other corporate event affecting the number of our outstanding ordinary shares or the price of our ordinary shares that would require adjustments to the 2009 Plan or any awards under the 2009 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the committee will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2009 Plan and any other plan terms denominated in shares;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2009 Plan.

Amendment and Termination.    Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2009 Plan at any time and from time to time. However, we must generally obtain shareholder approval:

•	to increase the number of shares available under the 2009 Plan (other than in connection with certain corporate events, as described above);

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Options may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date without shareholder approval.

Expiration Date.    The 2009 Plan will expire on, and no option or other award may be granted pursuant to the 2009 Plan after ten years following the effective date of the 2009 Plan. Any award that is outstanding on the expiration date of the 2009 Plan will remain in force according to the terms of the 2009 Plan and the applicable award agreement.

Securities Laws and Federal Income Taxes.    The 2009 Plan is designed to comply with various securities and federal tax laws as follows:

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Securities Laws.    The 2009 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2009 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

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Section 409A of the Code.    Certain awards under the 2009 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2009 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

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Section 162(m) of the Code.    In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, shareholders. In particular, options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2009 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the share price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the shares subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2009 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2009 Plan;

•	the issuance of all of the ordinary shares reserved for issuance under the 2009 Plan;

•	the expiration of the 2009 Plan; or

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the first meeting of our shareholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2009 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our shareholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We have attempted to structure the 2009 Plan in such a manner that, after the transition date the compensation attributable to options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the 2009 Plan. See “Shares Eligible for Future Sale—Stock Plans.”

Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries

Our board of directors initially adopted and our shareholders initially approved the Executive Plan on November 23, 2005. The Executive Plan was amended and restated by our board of directors on April 14, 2006 and January 25, 2007 and was approved by our shareholders on April 11, 2007. The Executive Plan was also amended and restated by our board of directors on February 25, 2008.

Following the completion of this offering, we will not make any further grants under the Executive Plan. As discussed above, upon the completion of this offering, any ordinary shares subject to options that are forfeited under the Executive Plan and the Senior Management Plan in the future will become available for issuance under the 2009 Plan.

Types of Awards.    The Executive Plan provides for the grant of non-qualified options and share purchase rights to employees, consultants and other persons having a unique relationship with us or our subsidiaries.

Share Reserve.    We have reserved an aggregate of 30,000,000 ordinary shares for issuance under the Executive Plan and the Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan.

Administration.    Our Compensation Committee administers the Executive Plan. The Compensation Committee has the authority to select the employees to whom options and/or share purchase rights will be granted under the Executive Plan, the number of shares to be subject to those options or share purchase rights, and the terms and conditions of the options and share purchase rights. In addition, the Compensation Committee has the authority to construe and interpret the Executive Plan and to adopt rules for the administration, interpretation and application of the Executive Plan that are consistent with the terms of the Executive Plan.

Shareholder Agreements.    The options and shares acquired upon exercise of options and share purchase rights granted pursuant to the Executive Plan are subject to the terms and conditions of shareholder agreements entered into by the option and share purchase right holders. Please see “—Employee Benefit and Stock Plans—Management Shareholders Agreement.”

Amendment.    The Executive Plan may be amended or modified by the Compensation Committee, and may be terminated by our board of directors.

Exercise.    The exercise price of options and share purchase rights granted under the Executive Plan may be paid for in cash, or, with the consent of the Compensation Committee, with the ordinary shares, including ordinary shares acquired contemporaneously upon exercise.

Certain Events.    Under the Executive Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after the consummation of the merger or consolidation into another corporation, the exchange of all or substantially all of the assets for the securities of another corporation, the acquisition by another corporation of 80% or more of our then outstanding voting shares or our recapitalization, reclassification, liquidation or dissolution, or other adjustment or event which results in our ordinary shares being exchanged for or converted into cash, securities or other property, in which case the Compensation Committee may further provide that the options will become fully vested and exercisable prior to the completion of the change of control. The Compensation Committee may also provide that options remaining exercisable after such an event may only be exercised for the consideration received by shareholders in such event, or its cash equivalent. We shall in our discretion appropriately and equitably adjust the exercise price of an option in the event of a spin off or other substantial distribution of our assets.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the Executive Plan. See “Shares Eligible for Future Sale—Stock Plans.”

Management Shareholders Agreement

Each participant in the Executive Plan, including each executive officer, as well as certain participants in our Senior Management Plan, has entered into a Management Shareholders Agreement with us and our controlling shareholder, Bali Investments S.àr.l., in connection with the executive’s purchase of shares pursuant to the Executive Plan. Each Management Shareholders Agreement provides the company with certain rights that effectively restrict the transfer of ordinary shares until a change of control transaction or the later of five years from the date of purchase, or in the case of options, the date of grant, absent our prior written consent. The restrictive rights provided to us include a right of first refusal whereby we may purchase any shares offered to a third-party, a call right whereby we may repurchase shares upon a termination of employment or upon certain other events and a bring along right whereby Bali Investments S.àr.l. can require participants to sell shares along side Bali Investments. Each executive holds a put right whereby the executive can require us to repurchase shares upon the executive’s death or permanent disability, a tag-along right whereby each executive may require Bali Investments S.àr.l. or its successor to allow the executive to sell along side Bali Investments in certain sales, and “piggyback” registration rights allowing the executive to sell along side Bali Investments in a public offering.

Amended and Restated Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries

Our board of directors initially adopted and our shareholders initially approved the Senior Management Plan on November 23, 2005. The Senior Management Plan was amended and restated by our board of directors on April 14, 2006 and was approved by our shareholders on April 11, 2007. The Senior Management Plan was also amended and restated by our board of directors on February 25, 2008 and amended in July 2009.

Following the completion of this offering, we will not make any further grants under the Senior Management Plan. As discussed above, upon the completion of this offering, any ordinary shares subject to options that are forfeited under the Executive Plan and the Senior Management Plan in the future will become available for issuance under the 2009 Plan.

Types of Awards.    The Senior Management Plan provides for the grant of non-qualified options and share purchase rights to employees, consultants, other persons having a unique relationship with us or our subsidiaries and non-employee members of our board of directors.

Share Reserve.    We have reserved an aggregate of 30,000,000 ordinary shares for issuance under the Senior Management Plan and the Executive Plan.

Administration.    Our Compensation Committee administers the Senior Management Plan. The Compensation Committee has the authority to select the employees to whom options and/or share purchase rights will be granted under the Senior Management Plan, the number of shares to be subject to those options or share purchase rights, and the terms and conditions of the options and share purchase rights. In addition, the Compensation Committee has the authority to construe and interpret the Senior Management Plan and to adopt rules for the administration, interpretation and application of the Senior Management Plan that are consistent with the terms of the Senior Management Plan.

Amendment.    The Senior Management Plan may be amended or modified by the Compensation Committee, and may be terminated by our board of directors.

Exercise.    The exercise price of options and share purchase rights granted under the Senior Management Plan may be paid for in cash, or, with the consent of the Compensation Committee, with the ordinary shares, including ordinary shares acquired contemporaneously upon exercise.

Certain Events.    Under the Senior Management Plan, the Compensation Committee may, in its sole discretion, provide that options granted under the plan cannot be exercised after the consummation of the merger or consolidation into another corporation, the exchange of all or substantially all of the assets for the securities of another corporation, the acquisition by another corporation of 80% or more of our then outstanding voting shares or our recapitalization, reclassification, liquidation or dissolution, or other adjustment or event which results in our ordinary shares being exchanged for or converted into cash, securities or other property, in which case the Compensation Committee may further provide that the options will become fully vested and exercisable prior to the completion of the change of control. The Compensation Committee may also provide that options remaining exercisable after such an event may only be exercised for the consideration received by shareholders in such event, or its cash equivalent. We shall in our discretion appropriately and equitably adjust the exercise price of an option in the event of a spin off or other substantial distribution of assets.

We intend to file with the SEC a registration statement on Form S-8 covering our ordinary shares issuable under the Senior Management Plan. See “Shares Eligible for Future Sale—Stock Plans.”

Compensation Committee Interlocks and Insider Participation

Messrs. Davidson, Greene and Macleod are not, and have never been, officers or employees of our company. None of our executive officers served on the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or our Compensation Committee. Messrs. Davidson and Greene have been designated by Silver Lake and KKR, respectively, to serve on our Compensation Committee. Messrs. Davidson and Greene are also affiliated with the Silver Lake and KKR entities, respectively, that are parties to our advisory agreement. Please see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement” elsewhere in this prospectus.

Limitations of Liability and Indemnification Matters

Our articles of association provide that, subject to the provisions of the Singapore Companies Act in effect from time to time, every director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same happen through his or her own negligence, default, breach of duty or breach of trust.

We have entered into indemnity agreements with all directors and executive officers of the Company. The indemnity agreement provides, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, subject to and to the fullest extent permitted under the Singapore Companies Act, as amended, and our articles of association. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers. Furthermore, we have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

As of the date of this prospectus, we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted, nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Employee Share Purchase Plan

We intend to adopt an Employee Share Purchase Plan, or the ESPP. The ESPP is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase ordinary shares, at semi-annual intervals, with their accumulated payroll deductions.

Share Reserve.    8,000,000 ordinary shares are initially reserved for issuance under our ESPP. The number of ordinary shares reserved under our ESPP will automatically increase on the first day of each fiscal year, beginning in 2012, by an amount equal to the least of: (i) 1% of our outstanding ordinary shares outstanding on such date, (ii) 2,000,000 ordinary shares or (iii) a lesser amount determined by our board of directors. The maximum aggregate number of ordinary shares which may be issued over the term of the ESPP is 24,000,000 shares. In addition, no participant in our ESPP may be issued or transferred more than $25,000 of ordinary shares pursuant to awards under the ESPP per calendar year.

Offering Periods.    The ESPP is administered using a series of successive offering periods. Unless otherwise determined by the Compensation Committee, each offering period will have a duration of 6 months. Our board of directors or Compensation Committee will determine when the initial offering period under the ESPP will commence.

Eligible Employees.    Our employees, and any employees of our subsidiaries that the Compensation Committee designates as participating in the ESPP, who are scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date of that period.

Payroll Deductions.    A participant may contribute from 1% to 15% of his or her compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share of our ordinary shares the first trading date of an offering period in which a participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last trading day of each offering period. However, not more than 2,500 shares may be purchased in total by any participant during any offering period. Our Compensation Committee has the authority to change these limitations for any subsequent offering period.

Change in Control.    Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights may either be assumed by the acquirer or, if not assumed, will be exercised at an early purchase date prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the fair market value per share of our ordinary shares on the first trading date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share on the purchase date prior to the acquisition.

Plan Provisions.    The ESPP will terminate no later than ten years after the date our board approved it. The board of directors may at any time amend, suspend or discontinue the ESPP. However, certain amendments may require shareholder approval.

401(k) Plan

Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan, or the 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our ordinary shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since inception, there has not been, nor is there any proposed transaction where the Company was or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than as set forth below and the compensation, employment and other agreements and transactions which are described in “Management” elsewhere in this prospectus.

Share Issuances

In connection with the SPG Acquisition, on December 1, 2005 we issued and sold an aggregate of 209,840,063 ordinary shares to certain investors at a per share price of $5.00 for an aggregate consideration of $1,049 million, and 250,000 redeemable convertible preference shares at a per share price of $1,000 for an aggregate consideration of $250 million. The table below sets forth the shares purchased by these investors on December 1, 2005:

Name	Number of Ordinary Shares	Number of Redeemable Convertible Preference Shares	Aggregate Purchase Price ($ million)
5% Shareholders(1):
Bali Investments S.àr.l(2)	172,096,872	205,033	1,066
Seletar Investments Pte Ltd	22,645,955	26,980	140
Geyser Investment Pte. Ltd.	15,097,236	17,987	94

(1)	Certain of our directors are associated with our shareholders or has been designated as a director by the shareholders pursuant to the Shareholder Agreement, as described in “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement” elsewhere in this prospectus, as follows:

Director	Equity Investor
Adam H. Clammer	Entities affiliated with KKR

James A. Davidson	Entities affiliated with Silver Lake

James H. Greene, Jr.	Entities affiliated with KKR

Kenneth Y. Hao	Entities affiliated with Silver Lake

John R. Joyce	Entities affiliated with Silver Lake

David Kerko	Entities affiliated with KKR

Bock Seng Tan	Seletar Investments Pte Ltd

(2)	Bali Investments S.àr.l. is a Luxembourg corporation, the shareholders of which include overseas investment funds affiliated with KKR and Silver Lake. See “Principal and Selling Shareholders” elsewhere in this prospectus for shares deemed indirectly held by funds affiliated with KKR and funds affiliated with Silver Lake.

In January 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility. These funds were used to redeem the redeemable convertible preference shares at a per share price of $1,000 plus accrued dividends at 3% per year payable up to the redemption date. 248,848 redeemable convertible preference shares were redeemed for cash and 1,152 redeemable convertible preference shares were exchanged for 230,400 ordinary shares (each redeemable convertible preference share was valued at $1,000 and each ordinary share was valued at $5.00). In addition, the investors subscribed for an additional 1,500 ordinary shares at a per share price of $5.00 for an aggregate consideration of $7,500. The table below sets forth the aggregate number of shares redeemed, exchanged and issued in January 2006:

Name	Number of Ordinary Shares Purchased	Aggregate Purchase Price	Number of Redeemable Convertible Preference Shares Redeemed	Aggregate Redemption Amount	Number of Redeemable Convertible Preference Shares Exchanged for Ordinary Shares	Number of Ordinary Shares Issued in the Exchange
		($million)		($million)
5% Shareholders:
Bali Investments S.àr.l	1,230	0	204,088	205	945	189,000
Seletar Investments Pte Ltd	162	0	26,856	27	124	24,800
Geyser Investment Pte. Ltd.	108	0	17,904	18	83	16,600

In connection with the SPG Acquisition, we entered into a management consulting agreement with KKR Capstone, or Capstone, a consulting company that works exclusively with KKR and its portfolio companies. On February 3, 2006, Bali Investments S.àr.l subscribed for an additional 389,300 ordinary shares at a per share price of $5.00 for an aggregate consideration of $2 million in connection with the simultaneous investment by an affiliate of Capstone in Bali Investments.

The table below sets forth ordinary shares purchased by all of our former and current executive officers under the Executive Plan for an aggregate consideration of $10,800,000 (which includes $5,400,000 which represents the value attributed to the 505,618 ordinary shares that were surrendered by Mr. Bian-Ee Tan when he exercised his option to purchase 1,080,000 ordinary shares in March 2009), and by our directors under the Senior Management Plan for an aggregate consideration of $750,000.

Date of Purchase	Name	Number of Ordinary Shares	Per Share Purchase Price ($)	Aggregate Purchase Price ($)
Executive Officers:
1/17/06	Mercedes Johnson	60,000	5.00	300,000
1/18/06	Bian-Ee Tan	400,000	5.00	2,000,000
4/26/06	Rex Jackson	100,000	5.00	500,000
4/29/06	Bryan Ingram	25,000	5.00	125,000
4/29/06	Hock E. Tan	200,000	5.00	1,000,000
5/2/06	Hock E. Tan	200,000	5.00	1,000,000
9/28/06	Fariba Danesh	46,296	6.48	299,998
8/18/08	Douglas R. Bettinger	18,726	10.68	199,994
3/31/09	Bian-Ee Tan	1,080,000	5.00	5,400,000	(1)

Directors:
5/10/06	James Diller	150,000	5.00	750,000

	TOTAL	2,280,022		11,574,992

(1)	Mr. Bian-Ee Tan exercised an option to purchase 1,080,000 ordinary shares but surrendered 505,618 of the ordinary shares issuable upon such exercise in satisfaction of the exercise price. Aggregate purchase price represents the value attributed to the ordinary shares that were surrendered.

Each participant in the Executive Plan must enter into a Management Shareholders Agreement, which provides us with a call right whereby we may repurchase shares upon a termination of employment or upon certain other events. Mr. Jackson, our former Senior Vice President, General Counsel, left Avago in February 2007. In connection with his departure, we exercised our right to repurchase the full amount of shares owned by Mr. Jackson at a per share price of $10.22, or the fair market value of the ordinary shares at the time, for an aggregate consideration of $1,022,000. Ms. Johnson, our former Senior Vice President, Finance and Chief Financial Officer, left Avago in August 2008. In connection with her departure, we exercised our right to repurchase 60,000 shares owned by Ms. Johnson at a per share price of $10.68, or the fair market value of the ordinary shares at the time, for an aggregate consideration of $640,800. Mr. Bian-Ee Tan, our former Chief Operating Officer, left Avago in December 2008. In connection with his departure, we exercised our right to repurchase 400,000 shares owned by Mr. Bian-Ee Tan at a per share price of $8.12, as determined by the Management Shareholders Agreement, for an aggregate consideration of $3,248,000.

Amended and Restated Shareholder Agreement

Investors, to which we refer in this prospectus as the Equity Investors, invested approximately $1,300 million in our business as part of the SPG Acquisition. In connection with the closing of the SPG Acquisition, we entered into a shareholder agreement with the Equity Investors, other than members of management, who are party to separate agreements. In anticipation of this offering, the Equity Investors have agreed to amend and restate the shareholder agreement, which will become effective upon the closing of this offering, to delete or curtail provisions that will be inoperative or unnecessary upon us becoming a public company. Set forth below is a description of the Second Amended and Restated Shareholder Agreement, which we refer to in this prospectus as the Shareholder Agreement.

Board Composition.    The Shareholder Agreement provides that, subject to election by our shareholders at each annual general meeting, certain of our shareholders have the right to designate director nominees to our board of directors as follows:

•

three designees of KKR for so long as KKR and its affiliates either continue to own, directly or indirectly, at least 24% of our outstanding ordinary shares or have not transferred any shares to an unaffiliated third-party, provided that KKR has the right to designate two directors for so long as KKR and its affiliates continue to own, directly or indirectly, at least 15% of our outstanding ordinary shares and one director for so long as KKR and its affiliates continue to own, directly or indirectly, at least 5% of our outstanding ordinary shares;

•

three designees of Silver Lake for so long as Silver Lake and its affiliates either continue to own, directly or indirectly, at least 24% of our outstanding ordinary shares or have not transferred any shares to an unaffiliated third-party, provided that Silver Lake has the right to designate two directors for so long as Silver Lake and its affiliates continue to own, directly or indirectly, at least 15% of our outstanding ordinary shares and one director for so long as Silver Lake and its affiliates continue to own, directly or indirectly, at least 5% of our outstanding ordinary shares;

•	one designee of Seletar, an affiliate of Temasek Capital (Private) Limited, so long as it either continues to own, directly or indirectly, 2.5% of our outstanding shares and has not sold any of its shares, or continues to own, directly or indirectly, 5% of our outstanding shares;

•	our Chief Executive Officer; and

•	three other directors mutually agreeable to KKR and Silver Lake, to which we refer collectively in this prospectus as the Sponsors.

The three other directors may be increased from time to time with the Sponsors’ prior approval, however the Sponsors may revoke such approval at any time and immediately remove the excess director from the board of directors. The Sponsors have currently provided approval to permit the number of other directors to be four.

Each of KKR, Silver Lake and Seletar has the right to remove and replace its director-designees at any time and for any reason and to fill any vacancies otherwise resulting in such director positions. If the number of directors that an Equity Investor is entitled to designate is reduced, any vacant seats on our board of directors will be filled by the board of directors acting in accordance with its nomination and governance procedures.

One designee of Geyser Investment Pte. Ltd., so long as Geyser either continues to own, directly or indirectly, 2.5% of our outstanding shares and has not sold any of its shares, or continues to own, directly or indirectly, 5% of our outstanding shares, has the right to attend all meetings of the board of directors, and such designee will be provided with copies of all materials provided to the board members.

Each of KKR and Silver Lake has the right to designate one member to each committee of the board of directors, so long as such Sponsor has the right to designate one or more director nominees to the board of directors and subject to compliance with applicable federal securities laws and the requirements of the U.S. exchange on which our ordinary shares are traded.

The rights with respect to board composition described here will terminate upon a change in control transaction.

Sponsor Approval.    The Shareholder Agreement provides that the following actions by us or any of our subsidiaries require approval of the Sponsors for so long as the Sponsors own 50% or more of our outstanding ordinary shares:

•	changing the size or composition of our board of directors;

•	entering into a change of control transaction;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $300 million;

•	incurring indebtedness in excess of $300 million;

•	filing for voluntary liquidation, dissolution, receivership, bankruptcy or similar insolvency proceeding;

•	entering into certain transactions with the Sponsors or any of their affiliates;

•	making material changes in the nature of the our business or our subsidiaries’ business; and

•	amending, waiving or otherwise modifying certain shareholder agreements.

The Sponsors consented to the board of directors’ appointment of Mr. Macleod and Ms. Lien to the board in November 2007. Ms. Lien resigned in January 2008 for personal reasons and rejoined the board in June 2008.

Co-Investor Protections.    The Shareholder Agreement provides that, other than actions specifically set forth therein, we will not take any action in respect of any class of our shares that has a materially disproportionate effect on the specified Co-Investors, as compared to the Sponsors, in their capacity as shareholders of such class of shares, without first obtaining the prior written consent of the Co-Investors holding a majority of such class of shares then held by the Co-Investors.

Transfer Restrictions.    Neither KKR nor Silver Lake may transfer its shares prior to an initial public offering, or within two years after our initial public offering, without the approval of the other Sponsor, subject to certain permitted transfers. No Co-Investor may transfer its shares without the approval of the Sponsors, except (i) to permitted transferees, (ii) in a transfer in connection with a sale pursuant to the Registration Rights Agreement described under “—Registration Rights Agreement,” or (iii) if either Sponsor has reduced the number of shares it holds relative to the number of shares initially held by it, each Co-Investor may sell up to the number of shares as would cause such Co-Investor to reduce the number of shares it holds in the same proportion as that of such Sponsor. These transfer restrictions will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

Tag Along Right.    Prior to making any transfer of shares (other than certain customary permitted transfers, transfers in connection with sales pursuant to the Registration Rights Agreement, transfers pursuant to Rule 144 and certain distributions and charitable contributions), any prospective selling Sponsor must provide written notice to each Co-Investor setting forth the terms of such proposed transfer. Each Co-Investor may elect to sell up to its pro rata portion of the shares (based upon the ownership of such shares by the transferring Sponsor and all persons entitled to participate in such transfer) to be sold in such transfer. This tag along right will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

Drag Along Right.    If the Sponsors approve a change of control transaction, each Co-Investor will be required to vote in favor of and not oppose such transaction and, if structured as a sale of shares, sell its shares to a prospective buyer on the same terms that are applicable to the Sponsors. This drag along right will terminate upon a change of control transaction unless terminated earlier by the Sponsors.

Information Rights.    We have agreed to provide to the Equity Investors, so long as the applicable Equity Investor owns at least 2.5% of our outstanding ordinary shares, monthly financial information. We have agreed to provide to each shareholder party to the Shareholder Agreement the necessary information for the preparation of such shareholder’s income tax returns. So long as the applicable Equity Investor owns at least 5% of our outstanding ordinary shares, we have granted such Equity Investor rights to inspect our facilities, records, files and other information, and to meet with our management and outside accountants. Each shareholder party to the Shareholder Agreement agrees to keep confidential the confidential information obtained from us. The information rights will expire upon a change in control transaction.

Termination.    The Shareholder Agreement may be amended or terminated, and the provisions thereof waived, by an agreement in writing signed by us and the Equity Investors holding not less than 70% of our outstanding ordinary shares held by all Equity Investors. If any amendment would adversely affect the rights of a particular Equity Investor or adversely impose additional material obligations on a particular Equity Investor, then the consent of such particular Equity Investor is required for the amendment.

Advisory Agreement

In December 2005, in connection with the closing of the SPG Acquisition, we and our indirect subsidiary Avago Technologies International Sales Pte. Limited, a Singapore private limited company, entered into an advisory agreement, or Advisory Agreement, with Kohlberg Kravis Roberts & Co. L.P. and Silver Lake Management Company, L.L.C., pursuant to which we retained KKR and Silver Lake to provide general executive, management and other services as mutually agreed by us and KKR and Silver Lake, for which we pay each of them advisory fees of $625,000 per quarter, which is subject to a 5% increase each fiscal year during the agreement’s term (beginning in December 2005) and reimburse them for their out-of-pocket expenses. For the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009, we recorded $5 million, $5 million, $6 million, $3 million and $3 million of expenses, respectively, in connection with the Advisory Agreement.

In connection with the closing of the SPG Acquisition, we paid each of KKR and Silver Lake an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the SPG Acquisition. In connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of KKR and Silver Lake a fee of 0.5% based on the aggregate value of such transaction. In connection with the closing of the sale of our Storage Business and the Printer ASICs Business, we paid each of KKR and Silver Lake $3 million and $3 million, respectively. For the sale of our Image Sensor operations, we paid less than $1 million to KKR and Silver Lake. Pursuant to the Advisory Agreement, we also recorded less than $1 million of advisory fees payable to KKR and Silver Lake during each of the six months ended May 4, 2008 and May 3, 2009 in connection with qualifying acquisitions.

The Advisory Agreement has a 12-year term that is thereafter automatically extended on an annual basis subject to our right to terminate the agreement in connection with a change of control transaction or an initial public offering. The Advisory Agreement specifies that the termination payment equals the present value of unpaid advisory fees over the remaining term of the agreement, plus any fee due in respect of the transaction that gave rise to our right to terminate the Advisory Agreement. We intend to terminate the Advisory Agreement upon the completion of this offering and to make the required termination payment of approximately $56 million in accordance with the termination provisions of the agreement (which includes an amount equal to 1.0%, or $3 million, of the proceeds to us from this offering as specified in the Advisory Agreement). See “Use of Proceeds” elsewhere in this prospectus.

Indemnification; Costs and Fees

We provide customary indemnification to the Equity Investors for liabilities arising from their ownership of our ordinary shares and from the SPG Acquisition. We will pay all reasonable fees and expenses incurred by the Equity Investors from and after the closing of the SPG Acquisition in connection with the Equity Investors’ enforcement of their rights under the Shareholder Agreement, Registration Rights Agreement and our articles of association.

We have entered into indemnity agreements with all our directors and executive officers and intend to continue doing so in the future. The indemnity agreement provides, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, subject to and to the fullest extent permitted under the Singapore Companies Act, as amended, and our articles of association.

Registration Rights Agreement

We are party to a registration rights agreement, or Registration Rights Agreement, which provides the Sponsors the right to demand that we file a registration statement and the Sponsors and the Co-Investors the right to request that their shares be covered by a registration statement that we are otherwise filing, subject to certain limitations. During the first two years after an initial public offering, upon the request of both Sponsors, we may be required to initiate an unlimited number of registrations under the Securities Act in order to register the resale of their ordinary shares with an anticipated aggregate offering price of at least $50 million in the case of a “long-form registration” and $20 million in the case of a “short-form registration.” After the second anniversary of an initial public offering, each Sponsor may require us to initiate three “long-form registrations,” provided that each has an aggregate offering price of at least $50 million, and an unlimited number of “short-form registrations,” provided that each has an aggregate offering price of at least $20 million, under the Securities Act in order to register the resale of their ordinary shares. The minimum offering amounts may be reduced with the approval of the Sponsors. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the Sponsors and Co-Investors are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing them to include their ordinary shares in such registration, subject to certain marketing and other limitations. We may, in certain circumstances, defer such registrations. In an initial public offering, we and the Sponsor may agree to limit the number of registrable securities that may be included by the Sponsors and Co-Investors. In addition, in an underwritten offering, including an underwritten initial public offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Any such limitations on the number of registrable securities that may be included by such holders must be on a pro rata basis. The Registration Rights Agreement also contains customary cross-indemnification provisions.

Participants in our Executive Plan are party to a Management Shareholders Agreement that provides them “piggyback” registration rights alongside with the Sponsors and Co-Investors. For more information, see “Management—Employee Benefit and Stock Plans—Management Shareholders Agreement.”

Other Relationships

In connection with the SPG Acquisition, we entered into a one year management consulting agreement with KKR Capstone, a consulting company that works exclusively with KKR and its portfolio companies. Under this agreement, KKR Capstone assisted us with the transition of Avago from a division of Agilent into a stand-alone company, including building and designing our information technology, human resources, procurement and workplace service organizations, selecting outsource vendors and the overall implementation of our corporate infrastructure. For services provided, we paid $1 million to Capstone during the year ended October 31, 2006.

An affiliate of Capstone was granted an option to purchase 800,000 ordinary shares with an exercise price of $5.00 per share on February 3, 2006. One half of these options vests over four years, and the other half vests upon the achievement of certain company financial performance metrics. These options are subject to variable accounting and we recorded a charge of

$2 million, $1 million, $2 million, $1 million for the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008, respectively, related to the issuance of these options. We recorded a credit of $1 million for the six months ended May 3, 2009 related to the issuance of these options.

Investment funds affiliated with Silver Lake are investors in Flextronics International Ltd. and Mr. James A. Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which during the six months ended May 3, 2009 accounted for $47 million of revenue from continuing operations. Trade accounts receivable due from Flextronics as of May 3, 2009 was $15 million. In the years ended October 31, 2006, October 31, 2007 and November 2, 2008, sales to Flextronics accounted for $191 million, $144 million and $155 million of net revenue from continuing operations, respectively, and the trade accounts receivable due from Flextronics as of October 31, 2007 and November 2, 2008 was $23 million and $17 million, respectively. Flextronics continued to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter, which payment was completed in the first quarter of fiscal year 2008.

Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the year ended November 2, 2008 and six months ended May 3, 2009 accounted for $30 million and $21 million of net revenue from continuing operations, respectively, and trade accounts receivable due from Hewlett-Packard Company as of November 2, 2008 and May 3, 2009, was $7 million and $8 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the year ended November 2, 2008 and the six months ended May 3, 2009, operating expenses include $32 million and $14 million, respectively, for services provided by Hewlett-Packard Company.

Ms. Mercedes Johnson, our former Senior Vice President, Finance and Chief Financial Officer, is a director of Micron Technology, Inc. In December 2006, we completed the sale of our Image Sensor operations to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction.

Mr. James Diller, a director, is also a director of PMC-Sierra, Inc. In February 2006, prior to Mr. Diller becoming a director of Avago, we completed the sale of our Storage Business to PMC for net proceeds of $420 million. In the ordinary course of business, we continue to sell to PMC-Sierra, which in the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 accounted for $2 million, $1 million, $3 million, $1 million and $1 million of net revenue from continuing operations, respectively, and trade accounts receivable due from PMC-Sierra as of November 2, 2008 and May 3, 2009 were less than $1 million and zero, respectively.

All executive officers and certain key employees have executed a Management Shareholders Agreement with us and Bali Investments S.àr.l. Please see “Management—Employee Benefit and Stock Plans—Management Shareholders Agreement” elsewhere in this prospectus.

Procedures for Approval of Related Person Transactions

As provided by the written Audit Committee Charter, the Audit Committee must review all related party transactions required to be disclosed in our financial statements, and approve any such related party transaction, unless the transaction is approved by another independent committee of our board. In approving or rejecting the proposed agreement, our Audit

Committee shall consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our written Code of Ethics and Business Conduct requires that directors, officers and employees make appropriate disclosure of potential conflicts of interest situations to the Audit Committee, in the case of directors and officers, and the supervisor who will then seek authorization from the compliance officer, in the case of employees.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our ordinary shares at May 3, 2009 as adjusted to reflect the sale of the ordinary shares in this offering for:

•	each named executive officer;

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares;

•	all of our executive officers and directors as a group; and

•	each of the selling shareholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of May 3, 2009 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership “Prior to the Offering” is based on 213,935,874 ordinary shares outstanding on May 3, 2009. Beneficial ownership “After the Offering” is calculated based on 213,935,874 ordinary shares outstanding as of May 3, 2009, plus (1) the 21,500,000 shares to be sold by us in this offering and (2) 452,329 shares that will be issued upon exercise of options held by selling shareholders for the purpose of selling shares in this offering. Beneficial ownership “After the Offering (Over-allotment Option Exercised in Full)” is calculated based on 213,935,874 ordinary shares outstanding as of May 3, 2009, plus (1) the 21,500,000 shares to be sold by us in this offering and (2) 574,299 shares that will be issued upon exercise of options held by selling shareholders for the purpose of selling shares in this offering.

	Ordinary Shares Beneficially Owned(1)			Ordinary Shares Beneficially Owned(1)		Percentage of Shares Beneficially Owned
	Prior to the Offering	Shares Being Offered	Shares Subject to Over- allotment Option	After the Offering	After the Offering (Over- allotment Option Exercised in Full)**	Prior to the Offering	After the Offering	After the Offering (Over- allotment Option Exercised in Full)**
5% Shareholders:
Bali Investments S.àr.l(2) 59 rue de Rollingergrund L2440 Luxembourg	172,676,402	17,235,124	5,166,837	155,441,278	150,274,441	80.7%	65.9%	63.7%

Funds affiliated with KKR(3) Suite 500, 603 – 7th Avenue S.W. Calgary, Canada	172,676,402	17,235,124	5,166,837	155,441,278	150,274,441	80.7%	65.9%	63.7%
Funds affiliated with Silver Lake(4) Walker House, PO Box 908GT Mary Street, George Town Grand Cayman, Cayman Islands	172,676,402	17,235,124	5,166,837	155,441,278	150,274,441	80.7%	65.9%	63.7%
Seletar Investments Pte Ltd(5) 60B Orchard Road #06-18, Tower 2 The Atrium @ Orchard Singapore 238891	22,670,917	2,262,822	678,361	20,408,095	19,729,734	10.6%	8.7%	8.4%
Geyser Investment Pte. Ltd.(6) c/o GIC 168 Robinson Road #37-01 Capital Tower Singapore 068912	15,113,944	1,508,548	452,241	13,605,396	13,153,155	7.1%	5.8%	5.6%

Directors and Named Executive Officers
Hock E. Tan(7)	1,710,000	170,679	51,167	1,539,321	1,488,154	*	*	*
Douglas R. Bettinger(8)	18,726	7,837	2,163	10,889	8,726	*	*	*
Mercedes Johnson(9)	41,500	0	0	41,500	41,500	*	*	*
Bian-Ee Tan(10)	974,382	57,330	17,186	917,052	899,866	*	*	*
Bryan Ingram(11)	319,996	31,940	9,575	288,056	278,481	*	*	*
Fariba Danesh(12)	276,296	27,577	8,268	248,719	240,451	*	*	*
James Stewart(13)	—	—	—	—	—	*	*	*
Dick M. Chang(14)	758,332	—	—	758,332	758,332	*	*	*
Adam H. Clammer(15)	30,000	—	—	30,000	30,000	*	*	*
James A. Davidson(16)	172,706,402	17,235,124	5,166,837	155,471,278	150,304,441	80.7%	65.9%	63.7%
James Diller(17)	180,000	—	—	180,000	180,000	*	*	*
James H. Greene, Jr. (18)	172,706,402	17,235,124	5,166,837	155,471,278	150,304,441	80.7%	65.9%	63.7%
Kenneth Y. Hao(19)	172,706,402	17,235,124	5,166,837	155,471,278	150,304,441	80.7%	65.9%	63.7%
John R. Joyce(20)	172,706,402	17,235,124	5,166,837	155,471,278	150,304,441	80.7%	65.9%	63.7%
David Kerko(21)	10,000	—	—	10,000	10,000	*	*	*
Justine Lien(22)	10,000	—	—	10,000	10,000	*	*	*
Donald Macleod(23)	10,000	—	—	10,000	10,000	*	*	*
Bock Seng Tan(24)	30,000	—	—	30,000	30,000	*	*	*
All 18 directors and executive officers as a group(25)	176,660,084	17,500,539	5,246,218	158,959,545	153,713,327	81.3%	66.6%	64.4%

Other Selling Shareholders
Capstone Equity Investors LLC(26)	600,000	59,887	17,953	540,113	522,160	*	*	*
Tze Siong Chong(27)	390,000	38,826	1,174	351,174	350,000	*	*	*
Khin Mien Chong(28)	310,000	30,941	9,276	279,059	269,783	*	*	*
Jeffrey S. Henderson(29)	274,332	27,382	8,208	246,950	238,742	*	*	*
Fatt Lun Ho(30)	198,500	19,761	239	178,739	178,500	*	*	*
Pang Boon Desmond Lim(31)	164,000	16,369	4,907	147,631	142,724	*	*	*
All Other Selling Shareholders(32)	2,109,095	204,977	52,445	1,904,118	1,851,673	*	*	*

*	Represents beneficial ownership of less than 1%.

**	If the underwriters do not exercise their option to purchase additional shares in full, then the shares to be sold by each selling shareholder will be reduced pro rata according to the portion of the over-allotment option that is not exercised.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Bali Investments S.àr.l. is a Luxembourg corporation, the shareholders of which include overseas investment funds affiliated with KKR (such funds, as more specifically defined below, the KKR Funds) and funds affiliated with Silver Lake (such funds, as more specifically defined below, the Silver Lake Funds). Messrs. Adam H. Clammer, James A. Davidson, Kenneth Y. Hao, John R. Joyce and William J. Janetschek and Dr. Wolfgang Zettel, in their capacities as directors of Bali, may be deemed to have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership.

(3)	Shares shown in the table above consist of 172,676,402 shares beneficially owned by Bali Investments S.àr.l., over which the KKR Funds may be deemed, as a result of their ownership of 46.4% of Bali’s outstanding shares, to have shared voting or dispositive power. The KKR Funds disclaim this beneficial ownership except for the shares that are deemed to be held indirectly by the KKR Funds in which such funds have a pecuniary interest, which consist of their 46.4% ownership of Bali, which is equivalent to an indirect ownership of 80,083,035 ordinary shares.

The 80,083,035 ordinary shares deemed held indirectly by the KKR Funds are comprised of (a) 17,782,701 shares held by KKR Millennium Fund (Overseas), Limited Partnership, or KKR Millennium Overseas Fund, the general partner of which is KKR Associates Millennium (Overseas), Limited Partnership, the general partner of which is KKR Millennium Limited, (b) 35,407,740 shares held by KKR European Fund, Limited Partnership, or KKR Europe, the general partner of which is KKR Associates Europe, Limited Partnership, the general partner of which is KKR Europe Limited, (c) 23,748,545 shares held by KKR European Fund II, Limited Partnership, or KKR Europe II, the general partner of which is KKR Associates Europe II, Limited Partnership, the general partner of which is KKR Europe II Limited, and (d) 3,144,049 shares held by KKR Partners (International), Limited Partnership, or KKR International, the general partner of which is KKR 1996 Overseas, Limited. We refer to KKR Millennium Overseas Fund, KKR Europe, KKR Europe II and KKR International collectively as the KKR Funds. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Joseph Y. Bae, Brian F. Carroll, John K. Saer, Jr., Scott C. Nuttall, Michael M. Calbert and William J. Janetschek as directors of one or more of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited, and KKR 1996 Overseas Limited, may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively, but disclaim such beneficial ownership. Mr Greene is a member of our board of directors. The above referenced shares are indirectly owned through the KKR Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited.

(4)	Shares shown in the table above consist of 172,676,402 shares beneficially owned by Bali Investments S.àr.l., over which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. The Silver Lake Funds disclaim this beneficial ownership except for the shares that are deemed to be held indirectly by the Silver Lake Funds in which such funds have a pecuniary interest, which consist of their 45.6% ownership of Bali, which is equivalent to an indirect ownership of 78,733,338 ordinary shares.

The 78,733,338 ordinary shares deemed held indirectly by the Silver Lake Funds are comprised of (a) 78,510,144 shares held by Silver Lake Partners II Cayman, L.P., or Silver Lake II, the general partner of which is Silver Lake Technology Associate II Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd., and (b) 223,194 shares held by Silver Lake Technology Investors II Cayman, L.P., or Silver Lake Technology II, the general partner of which is Silver Lake (Offshore) AIV GP II, Ltd. We refer to Silver Lake II and Silver Lake Technology II collectively as the Silver Lake Funds. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, John R. Joyce, Michael J. Bingle, Egon Durban, Greg Mondre and Kenneth Y. Hao, as Directors of Silver Lake (Offshore) AIV GP II, Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by the Silver Lake Funds, but disclaim such beneficial ownership. Messrs. Davidson, Hao and Joyce are members of our board of directors. The above referenced shares are indirectly owned through the Silver Lake Funds’ investments in Bali Investments S.àr.l., which directly holds shares in Avago Technologies Limited.

(5)	Seletar Investments Pte Ltd (“Seletar”) is directly wholly-owned by Temasek Capital (Private) Limited (“Temasek Capital”), which is wholly-owned by Temasek Holdings (Private) Limited (“Temasek”). Seletar, Temasek Capital and Temasek are Singapore companies. No individual has beneficial ownership over the 22,670,917 ordinary shares. Voting and investment decisions relating to these securities are made by the board of directors of Seletar, which is currently comprised of Mr. Syn Yi Ming and Ms. Michelle Git. The Seletar board of directors acts by majority vote and no board member may act individually to vote or sell these ordinary shares.

(6)	Geyser Investment Pte. Ltd. shares the power to vote and power to dispose of these securities with each of GIC Special Investments Pte. Ltd. and the Government of Singapore Investment Corporation Pte. Ltd., each of which is a Singapore private limited company. No individual has beneficial ownership over these securities. Voting and investment decisions relating to these securities are made by the GIC Special Investments Pte. Ltd. investment committee, which is currently comprised of eight members: Teh Kok Peng, Ng Kin Sze, Ang Eng Seng, Kunna Chinniah, Tay Lim Hock, Eugene Wong, John Tang and Mayukh Mitter. The investment committee acts by majority vote and no member may act individually to vote or sell these securities. Beneficial ownership is disclaimed by the investment committee and its members.

(7)	Shares shown in the table above include 1,410,000 shares that Mr. Hock E. Tan has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options. Includes 50,000 shares held by Robert M. Mitchell as Trustee for the Irrevocable Trust Agreement FBO J. Douglas Tan, dated January 31, 2003, 50,000 shares held by Robert M. Mitchell as Trustee for the Irrevocable Trust Agreement FBO J. Nicholas Tan, dated January 31, 2003, 50,000 shares held by Robert M. Mitchell as Trustee for the Irrevocable Trust Agreement FBO Y. Eva Tan, dated January 31, 2003 and 50,000 shares held by K. Lisa Yang as Trustee for the K. Lisa Yang and Hock E. Tan Dynasty Trust, dated June 17, 2004. 150,715 of the shares being offered are shares that Mr. Tan has a right to acquire upon the partial exercise of a share option acquired by Mr. Tan on April 13, 2006, with an exercise price of $5.00 per share, in consideration for services provided to us. 45,183 of the shares subject to the underwriters’ overallotment are shares that Mr. Tan has a right to acquire upon the partial exercise of the same share option.

(8)	Shares shown in the table above includes 18,726 shares held by Douglas R. Bettinger as Trustee for the Bettinger Family Revocable Trust, dated June 6, 2007.

(9)	Effective August 1, 2008, Ms. Johnson resigned from the Company. Shares shown in the table above consist of 41,500 shares that, pursuant to her separation agreement, effective August 1, 2008, Ms. Johnson has a right to acquire within 60 days after May 3, 2009 upon the exercise of share options. Under the terms of her separation agreement, all ordinary shares and all vested and exercisable options held by Ms. Johnson are subject to the exercise of Avago’s call right.

(10)	Mr. Bian-Ee Tan resigned from the Company in December 2008.

(11)	Shares shown in the table above include 294,996 shares that Mr. Ingram has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options. 6,940 of the shares being offered are shares that Mr. Ingram has the right to acquire upon the partial exercise of a share option acquired by Mr. Ingram on December 1, 2005, with an exercise price of $1.25 per share, in consideration for services provided to our Predecessor. 9,575 of the shares subject to the underwriters’ overallotment are shares that Mr. Ingram has a right to acquire upon the partial exercise of the same share option.

(12)	Shares shown in the table above include 230,000 shares that Ms. Danesh has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options. Shares shown in the table above include 46,296 shares held by Fariba Danesh as Trustee for the Fariba Danesh Revocable Trust, dated June 28, 2001.

(13)	Mr. Stewart resigned from the Company in December 2007.

(14)	Shares shown in the table above consist of 758,332 shares that Mr. Chang has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(15)	Mr. Clammer is a member of KKR & Co. L.L.C. which is the general partner of Kohlberg Kravis Roberts & Co. L.P., which is an affiliate of the KKR Funds. Shares shown in the table above consist of 30,000 shares that Mr. Clammer has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(16)	Mr. Davidson is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Davidson include shares beneficially owned by Bali Investments S.àr.l., over which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Davidson disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above include 30,000 shares that Mr. Davidson has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(17)	Shares shown in the table above include 30,000 shares that Mr. Diller has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(18)	Mr. Greene is a director of each of KKR Millennium Limited, KKR Europe Limited, KKR Europe II Limited and KKR 1996 Overseas Limited, and in such capacities may be deemed to share beneficial ownership of any shares beneficially owned by the KKR Funds, respectively. Mr. Greene disclaims beneficial ownership of any shares owned directly or indirectly by the KKR Funds. See notes (2) and (3) above. Shares shown in the table above include 30,000 shares that Mr. Greene has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(19)

Mr. Hao is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Hao include shares beneficially owned by Bali Investments S.àr.l., over which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Hao disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above include 30,000 shares that Mr. Hao has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(20)	Mr. Joyce is a Director of Silver Lake (Offshore) AIV GP II, Ltd. Amounts disclosed for Mr. Joyce include shares beneficially owned by Bali Investments S.àr.l., over which the Silver Lake Funds may be deemed, as a result of their ownership of 45.6% of Bali’s outstanding shares, to have shared voting or dispositive power. Mr. Joyce disclaims beneficial ownership of any shares owned directly or indirectly by the Silver Lake Funds. See notes (2) and (4) above. Shares shown in the table above include 30,000 shares that Mr. Joyce has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(21)	Mr. Kerko is an executive of Kohlberg Kravis Roberts & Co. L.P. Shares shown in the table above consist of 10,000 shares that Mr. Kerko has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(22)	Shares shown in the table above consist of 10,000 shares that Ms. Lien has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(23)	Shares shown in the table above consist of 10,000 shares that Mr. Macleod has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(24)	Shares shown in the table above consist of 30,000 shares that Mr. Tan has the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(25)	Shares shown in the table above include 3,243,660 shares that directors and executive officers have the right to acquire within 60 days after May 3, 2009 upon the exercise of share options.

(26)	Mr. Dean Nelson, as the managing member of Capstone Equity Investors LLC, has sole voting and dispositive power over the ordinary shares and may be deemed to share beneficial ownership of any shares beneficially owned by Capstone Equity Investors LLC, but disclaims such beneficial ownership except to the extent of his pecuniary interest. The shares being offered are shares that Capstone Equity Investors LLC has a right to acquire upon the exercise of a share option acquired by Capstone on February 3, 2006, with an exercise price of $5.00 per share, in consideration for services provided to us by Capstone. The shares subject to underwriters’ over-allotment option are shares that Capstone has a right to acquire upon the partial exercise of the same share option.

(27)	Selling shareholder is an employee of the Company. The shares being offered are shares that Mr. Chong has a right to acquire upon the partial exercise of a share option acquired by Mr. Chong on December 1, 2005, with an exercise price of $5.00 per share, in consideration for services provided to us. The shares subject to the underwriters’ over-allotment option are shares that Mr. Chong has a right to acquire upon the partial exercise of the same share option.

(28)	Selling shareholder is an employee of the Company.

(29)	Mr. Henderson is our Senior Vice President, Strategy & Business Development. The shares being offered are shares that Mr. Henderson has a right to acquire upon the partial exercise of share options acquired by Mr. Henderson on December 1, 2005, each with an exercise price of $1.25 per share, in consideration for services provided to our Predecessor. The shares subject to the underwriters’ over-allotment option are shares that Mr. Henderson has a right to acquire upon the partial exercise of share options acquired by Mr. Henderson on December 1, 2005, each with an exercise price of $1.25 per share, in consideration for services provided to our Predecessor.

(30)	Selling shareholder is an employee of the Company. The shares being offered are shares that Mr. Ho has a right to acquire upon the partial exercise of a share option acquired by Mr. Ho on December 1, 2005, with an exercise price of $5.00 per share, in consideration for services provided to us. The shares subject to the underwriters’ over-allotment option are shares that Mr. Ho has a right to acquire upon the partial exercise of the same share option.

(31)	Selling shareholder is an employee of the Company. The shares being offered are shares that Mr. Lim has a right to acquire upon the partial exercise of a share option acquired by Mr. Lim on December 1, 2005, with an exercise price of $5.00 per share, in consideration for services provided to us. The shares subject to the underwriters’ over-allotment option are shares that Mr. Lim has a right to acquire upon the partial exercise of the same share option.

(32)	Shares shown in the table include the selling shareholders other than those named in the table that in the aggregate beneficially own less than 1.0% of our ordinary shares as of May 3, 2009. 132,449 of the shares being offered are shares that these selling shareholders have a right to acquire upon the partial exercises of share options acquired by such selling shareholders on dates ranging from December 1, 2005 to July 31, 2008, with exercise prices ranging from $1.25 to $10.68 and with a weighted average exercise price of $5.05 per share, in consideration for services provided to us or our Predecessor. 34,731 of the shares subject to the underwriters’ over-allotment option include shares that these selling shareholders have a right to acquire upon the partial exercise of share options acquired by such selling shareholders on dates ranging from December 1, 2005 to July 31, 2008, with exercise prices ranging from $1.25 to $10.68 and with a weighted average exercise price of $4.37 per share, in consideration for services provided to us or our Predecessor.

DESCRIPTION OF INDEBTEDNESS

We have a substantial amount of indebtedness. As of May 3, 2009, we had $704 million outstanding in aggregate long-term indebtedness and capital lease obligations, with an additional $315 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $17 million at May 3, 2009, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). Our liquidity requirements are significant, primarily due to debt service requirements.

Our senior credit facilities and other borrowings as of November 2, 2008 and May 3, 2009 consist of the following (in millions):

	November 2, 2008	May 3, 2009
Senior credit facilities:
Revolving credit facility ($298 million available)	$—	$—
Notes:
10 1/8% senior notes due 2013	$403	$403
Senior floating rate notes due 2013	50	50
11 7/8% senior subordinated notes due 2015	250	247

	$703	$700

In fiscal year 2006, we used $420 million of net proceeds from the sale of our Storage Business and $245 million of net proceeds from the sale of our Printer ASICs Business to permanently repay borrowings under our $725 million term loan facility.

During the year ended October 31, 2007, we repurchased $97 million in principal amount of our 10 1/ 8% senior notes, or senior fixed rate notes, and paid $7 million in early tender premium in a tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $12 million, which consisted of $7 million early tender premium, $4 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.

During the year ended November 2, 2008, we redeemed $200 million in principal amount of our senior floating rate notes due 2013, or senior floating rate notes. We redeemed the senior floating rate notes at 2% premium to the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

During the six months ended May 3, 2009, we repurchased $3 million in principal amount of senior subordinated notes in the open market, resulting in a gain on extinguishment of debt of $1 million.

Senior Credit Facilities

In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007. During the fourth quarter of fiscal year 2008, our revolving credit facility was impacted by the bankruptcy of Lehman Brothers Holdings Inc., or Lehman. As a result of the bankruptcy, we can no longer utilize Lehman’s credit commitment of $60 million, thus reducing total availability under our revolving credit facility to $315 million. In July 2009, Lehman assigned $35 million of its credit commitment to Barclays Bank PLC, which resulted in total availability under our revolving credit facility increasing to $350 million.

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of May 3, 2009, we had no borrowings outstanding under the revolving credit facility, although we had $17 million of letters of credits outstanding under the facility. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.

Interest Rate and Fees:    Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At November 2, 2008, the lender’s base rate was 4.00% and the one-month LIBOR rate was 2.58%. At May 3, 2009, the lender’s base rate was 3.25% and the one-month LIBOR rate was 0.41%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.

We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At November 2, 2008 and May 3, 2009, the commitment fee on the revolving credit facility was 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.

Maturity:    Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of November 2, 2008 and May 3, 2009, we had no borrowings outstanding under the revolving credit facility, although we had $17 million and $17 million, respectively, of letters of credit outstanding under the facility, which reduce the amount available on a dollar-for-dollar basis.

Certain Covenants and Events of Default:    The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions, repurchase our share capital or make other restricted payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the 11 7/8% senior subordinated notes, or senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our direct wholly owned subsidiary, Avago Technologies Holdings Pte. Ltd., as a passive holding company.

All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and that of each guarantor subsidiary, subject to certain exceptions.

In addition, the senior credit agreement requires us to maintain senior secured leverage ratios not exceeding levels set forth in the senior credit agreement. The senior credit agreement also contains certain customary affirmative covenants and events of default including a cross-default triggered by certain events of default under our other material debt instruments. We were in compliance with all our covenants under the senior credit agreement at May 3, 2009.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013, or senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to in this prospectus as our outstanding notes. We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.

Interest is payable on the senior fixed rate notes and the senior subordinated notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the senior floating rate notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the senior floating rate notes was 8.31% and 6.76% at November 2, 2008 and May 3, 2009, respectively.

We may redeem all or any part of the senior fixed rate notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date. We can redeem the senior floating rate notes on or after December 1, 2007 and the senior fixed rate notes on or after December 1, 2009 at fixed redemption prices set forth in the indenture governing the senior notes plus accrued but unpaid interest through the redemption date. The redemption prices for the senior floating rate notes and the senior fixed rate notes beginning December 1, 2009 are 100.000% and 105.063%, respectively, and the redemption price for the senior fixed rate notes steps down over time. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

We may redeem all or any part of the senior subordinated notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after December 1, 2010 at fixed redemption prices set forth in the indenture governing the senior subordinated notes plus accrued but unpaid interest through the redemption date. The redemption price for the senior subordinated notes beginning December 1, 2010 is 105.938%, and steps down over time. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior subordinated notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

The senior notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit agreement), to the extent of the value of the assets securing such debt. The senior subordinated notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit agreement and the senior notes.

Certain of our subsidiaries have guaranteed the obligations under the senior credit agreement, have guaranteed the obligations under the senior notes on a senior unsecured basis, and have guaranteed the obligations under the senior subordinated notes on a senior subordinated unsecured basis.

The indentures governing our outstanding notes limit our and our subsidiaries’ ability to:

•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our share capital or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

Subject to certain exceptions, the indentures governing our outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness. In addition, the indentures contain customary events of default provisions, including a cross-default provision triggered by certain events of default under our senior credit agreement. We were in compliance with all our covenants under the indentures at May 3, 2009.

DESCRIPTION OF SHARE CAPITAL

General

As of May 3, 2009, there were outstanding:

•	213,935,874 ordinary shares held by approximately 115 shareholders; and

•	21,767,164 ordinary shares issuable upon exercise of outstanding stock options;

The following description of our share capital and provisions of our memorandum and articles of association are summaries and are qualified by reference to the memorandum and articles of association that will be in effect on or before the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the ordinary shares reflect changes to our capital structure that will occur upon the closing of this offering.

Ordinary Shares

Assuming the completion of this offering and no exercise of options other than options exercised by selling shareholders for the purpose of selling shares in this offering, our issued share capital will consist of 235,888,203 ordinary shares. We currently have only one class of issued shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our articles of association to enable us in specified circumstances to issue shares with preferential, deferred or other special rights or restrictions as our directors may determine, subject to the provisions of the Singapore Companies Act and our articles of association. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares.

New Shares

Under Singapore law, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 15 months from the last annual general meeting); or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly noticed and convened meeting.

Our shareholders have provided such general authority to issue new shares until the conclusion of our 2010 annual general meeting. Subject to this and the provisions of the Singapore Companies Act and our articles of association, all new shares are under the control of the directors who may allot and issue new shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose.

Preference Shares

Our articles of association provide that we may issue shares of a different class with preferential, deferred, qualified or other special rights, privileges or conditions as our board of directors may determine. Under Singapore law, our preference shareholders will have the right to attend any general meeting and in a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the winding-up of our company;

•	upon any resolution which varies the rights attached to such preference shares; or

•	when the dividends to be paid on our preference shares are more than twelve months in arrears, for the period they remain unpaid.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the statement with the Singapore Registrar of Companies.

Further, the shares must be fully paid-up before they are redeemed.

Transfer of Ordinary Shares

Subject to applicable securities laws in relevant jurisdictions and our articles of association, our ordinary shares are freely transferable. Shares may be transferred by a duly signed instrument of transfer in any usual or common form or in a form acceptable to the Company. The directors may decline to register any transfer unless, among other things, evidence of payment of any stamp duty payable with respect to the transfer is provided together with other evidence of ownership and title as the directors may require. We will replace lost or destroyed certificates for shares upon notice to us and upon, among other things, the applicant furnishing evidence and indemnity as the directors may require and the payment of all applicable fees.

Election and Re-election of Directors

Under our articles of association, our board of directors may appoint any person to be a director as an additional director or to fill a casual vacancy, provided that any person so appointed shall hold office only until the next annual general meeting, and shall then be eligible for re-election.

Under our articles of association, no person other than a director retiring at a general meeting is eligible for appointment as a director at any general meeting, without the recommendation of the Board for election, unless (a) in the case of a member or members who in aggregate hold(s) more than fifty percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than ten days, or (b) in the case of a member or members who in aggregate hold(s) more than five percent of the total number of our issued and paid-up shares (excluding treasury shares), not less than 120 days, before the date of the notice provided to members in connection with the general meeting, a written notice signed by such member or members (other than the person to be proposed for appointment) who (i) are qualified to attend and vote at the meeting for which such notice is given, and (ii) have held shares representing the prescribed threshold in (a) or (b) above, for a continuous period of at least one year prior to the date on which such notice is given, is lodged at our registered office. Such a notice must also include the consent of the person nominated.

Shareholders’ Meetings

We are required to hold an annual general meeting each year and not more than 15 months after the holding of the last preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than one-tenth of the total voting rights of all shareholders. In addition, two or more shareholders holding not less than one-tenth of our total number of issued shares (excluding our treasury shares) may call a meeting of our shareholders.

Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our articles of association.

Voting Rights

Voting at any meeting of shareholders is by poll. On a poll every shareholder who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every share held by such shareholder.

Dividends

The directors may declare a dividend. No dividend may be paid except out of our profits. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future. See “Dividend Policy” elsewhere in this prospectus.

Bonus and Rights Issues

In a general meeting, our shareholders may, upon the recommendation of the directors, capitalize any reserves or profits and distribute them as bonus shares to the shareholders in proportion to their shareholdings.

Takeovers

The Singapore Code on Take-overs and Mergers regulates, among other things, the acquisition of ordinary shares of Singapore-incorporated public companies. Any person acquiring an interest, whether by a series of transactions over a period of time or not, either on their own or together with parties acting in concert with such person, in 30% or more of our voting shares, or, if such person holds, either on their own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, and if such person (or parties acting in concert with such person) acquires additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Take-overs and Mergers.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•

a company and its related companies, the associated companies of any of the company and its related companies, companies whose associated companies include any of these companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company and its directors (including their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company and its pension funds and employee share schemes;

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis;

•

a financial or other professional adviser, including a stockbroker, and its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•

directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•

an individual and such person’s close relatives, related trusts, any person who is accustomed to act in accordance with such person’s instructions and companies controlled by the individual, such person’s close relatives, related trusts or any person who is accustomed to act in accordance with such person’s instructions and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Take-overs and Mergers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

We may submit an application to the Securities Industry Council of Singapore for a waiver from the Singapore Code on Take-overs and Mergers so that the Singapore Code on Take-overs and Mergers will not apply to our company for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if we submit the application and when the result of the application is known.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Ordinary Shares

Except as discussed above under “—Takeovers,” there are no limitations imposed by the laws of Singapore or by our articles of association on the right of non-resident shareholders to hold or vote ordinary shares.

Shareholder Agreement

Pursuant to our Shareholder Agreement, we will not take certain actions specified in the Shareholder Agreement without the consent of our Sponsors. In addition, KKR, Silver Lake and Seletar will have the right to designate members of our board of directors so long as they continue to own certain percentages of our outstanding ordinary shares. Please see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement” elsewhere in this prospectus.

Limitations of Liability and Indemnification Matters

Our articles of association provide that, subject to the provisions of the Singapore Companies Act, every director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be entitled to be indemnified by our company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto and in particular and without prejudice to the generality of the foregoing, no director, managing director, secretary or other officer of our company or our subsidiaries and affiliates shall be liable for the acts, receipts, neglects or defaults of any other director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to our company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of our company or for the insufficiency or deficiency of any security in or upon which any of the moneys of our company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same happen through his or her own negligence, default, breach of duty or breach of trust.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

The Nasdaq Global Select Market Listing

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “AVGO.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Inc.

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Singapore Companies Act contains the default articles that apply to a Singapore-incorporated company to the extent they are not excluded or modified by a company’s articles of association. They provide examples of the common provisions adopted by companies in their articles of association. However, as is the usual practice for companies incorporated in Singapore, we have specifically excluded the application of these provisions in our articles of association, which we refer to below as our articles.

Delaware	Singapore—Avago Technologies Limited
Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	The memorandum and articles of association of companies will typically state the minimum and maximum number of directors as well as provide that the number of directors may be increased or reduced by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the maximum and minimum number of directors provided in our articles and the Singapore Companies Act, respectively. Our articles provide that the maximum number of directors will be 13.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of	Pursuant to the Singapore Companies Act, any provision (whether in the articles of association, contract or otherwise) exempting or indemnifying a director against any liability for negligence, default, breach of duty or breach of trust will be void. Nevertheless, a director can be released by the shareholders of a company for breaches of duty to a company except in the case of fraud, illegality, insolvency and oppression or disregard of minority interests.

Delaware	Singapore—Avago Technologies Limited
directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.	Our articles provide that subject to the provisions of the Singapore Companies Act, every director, managing director, secretary and other officer of the Company and its subsidiaries and affiliates, will be indemnified against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in which relief is granted to such person by the court unless the same should happen through their own negligence, default, breach of duty or breach of trust.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Delaware	Singapore—Avago Technologies Limited
Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The articles of a Singapore company typically provide that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but so that the total number of directors will not at any time exceed the maximum number fixed in the articles. Any newly elected director shall hold office until the next following annual general meeting, where such director will then be eligible for re-election. Our articles provide that the directors may appoint any person to be a director as an additional director or to fill a vacancy provided that any person so appointed will only hold office until the next annual general meeting, and will then be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General

Alteration to memorandum and articles of association

Our memorandum and articles may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote,

Delaware	Singapore—Avago Technologies Limited
Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	present in person or by proxy at a meeting for which not less than 21 days written notice is given). The board of directors has no right to amend the memorandum or articles.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Annual General Meetings

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting must be held within 18 months of the company’s incorporation and subsequently, not more than 15 months may elapse between annual general meetings.

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting”. Two or more shareholders holding not less than 10% of the total number of issued shares (excluding treasury shares) may call an extraordinary general meeting. In addition, the articles usually also provide that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Notwithstanding anything in the articles, the directors are required to convene a general meeting if required to do so by requisition (i.e., written notice to directors requiring that a meeting be called) by shareholder(s) holding not less than 10% of the paid-up capital of the company carrying voting rights.

Our articles provide that the directors may, whenever they think fit, convene an extraordinary general meeting.

Quorum Requirements Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares	Quorum Requirements Our articles provide that shareholders entitled to vote holding a majority of the number of our issued and paid-up shares,

Delaware	Singapore—Avago Technologies Limited
which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	present in person or by proxy at a meeting, shall be a quorum. In the event a quorum is not present, the meeting may be adjourned for one week. When reconvened, the quorum for the meeting will be shareholders entitled to vote holding between them a majority of the number of our issued and paid-up shares, present in person or by proxy at such meeting.

Indemnification of Officers, Directors and Employees.

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•        acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•        in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or

The Singapore Companies Act specifically provides that a company is allowed to:

•        purchase and maintain for any officer insurance against any liability which by law would otherwise attach to such officer in respect of any negligence, default, breach of duty or breach of trust of which such officer may be guilty in relation to the company; or

•        indemnify such officer or auditor against any liability incurred by such officer or auditor in defending any proceedings (whether civil or criminal) in which judgment is given in such officer’s favor or in which such officer is acquitted; or

•        indemnify such officer or auditor against any liability incurred by such officer or auditor in connection with any application under specified portions of the Singapore Companies Act in which relief is granted to such officer or auditor by a court.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve directors either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his or her breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

Delaware	Singapore—Avago Technologies Limited

suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Our articles provide that subject to the provisions of the Singapore Companies Act, every director, managing director, secretary and other officer for the time being of our company and our subsidiaries and affiliates, will be indemnified by the company against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relates to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in which relief is granted to such person by the court unless the same shall happen through their own negligence, default, breach of duty or breach of trust.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “— Interested Shareholders” above.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•        notwithstanding anything in the company’s memorandum or articles, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•        subject to the memorandum of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

•        notwithstanding anything in the company’s memorandum or articles, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Delaware	Singapore—Avago Technologies Limited
Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.	There are no equivalent provisions in respect of public companies which are not listed in Singapore.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Derivative actions

The Singapore Companies Act has a provision, which is limited in its scope to companies that are not listed on the securities exchange in Singapore, which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action on behalf of the company.

Applications are generally made by shareholders of the company or individual directors, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares).

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent the class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are

Delaware	Singapore—Avago Technologies Limited
commonly known as “lead plaintiffs.” Further, there are circumstances under the provisions of certain Singapore statutes where shareholders may file and prove their claims for compensation in the event that the company has been convicted of a criminal offense or has a court order for the payment of a civil penalty made against it.

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our articles provide that no dividend can be paid otherwise than out of profits.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void. However, provided that it is expressly permitted to do so by its articles and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•        redeem redeemable preference shares (the redemption of these shares will not reduce the capital of the company). Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

•        whether listed on a securities exchange or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

Delaware	Singapore—Avago Technologies Limited

•        if it is not listed on a securities exchange, make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•        whether listed on a securities exchange or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be acquired by a company in a relevant period may not exceed 10% of the total number of ordinary shares in that class as of the date of the last annual general meeting of the company or as of the date of the resolution to acquire the shares, whichever is higher. Where, however, a company has reduced its share capital by a special resolution or a Singapore court made an order to such effect, the total number of ordinary shares in any class shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of the company’s distributable profits or capital, provided that the company is solvent.

Financial assistance for the acquisition of shares

A company may not give financial assistance to any person whether directly or indirectly for the purpose of:

•        the acquisition or proposed acquisition of shares in the company or units of such shares; or

•        the acquisition or proposed acquisition of shares in its holding company or units of such shares.

Delaware	Singapore—Avago Technologies Limited

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that a company may provide financial assistance for the acquisition of its shares or shares in its holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act. Our articles provide that subject to the provisions of the Singapore Companies Act, we may purchase or otherwise acquire our own shares upon such terms and subject to such conditions as we may deem fit. These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act or dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors are not prohibited from dealing with the company, but where they have an interest in a transaction with the company, that interest must be disclosed to the board of directors. In particular, every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with the company must, as soon practicable after the relevant facts have come to such director’s knowledge, declare the nature of such director’s interest at a board of directors’ meeting.

In addition, a director who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s duties as director is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors.

The Singapore Companies Act extends the scope of this statutory duty of a director to disclose any interests by pronouncing that

Delaware	Singapore—Avago Technologies Limited
an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

There is however no requirement for disclosure where the interest of the director consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to the company, no disclosure need be made where the director has only guaranteed the repayment of such loan, unless the articles of association provide otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related corporation (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director is also a director of that corporation, unless the articles of association provide otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits a company from making a loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan. Companies are also prohibited from making loans to its directors’ spouse or children (whether adopted or naturally or step-children), or giving a guarantee or security in connection with such a loan.

Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	There are no equivalent provisions in Singapore under the Singapore Companies Act.

Delaware	Singapore—Avago Technologies Limited
Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.	There is no equivalent provision in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	The articles of a Singapore company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. Our articles provide that our shareholders may grant to our board the general authority to issue such preference shares until the next general meeting. See “Risk Factors—Risks Relating to Investments in Singapore Companies—For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion,” and “Description of Share Capital—Preference Shares” elsewhere in this prospectus.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.	Singapore law does not generally prohibit a corporation from adopting “poison pill” arrangements which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

Delaware	Singapore—Avago Technologies Limited

However, under the Singapore Code on Take-overs and Mergers, if, in the course of an offer, or even before the date of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

See “Description of Share Capital—Takeovers” elsewhere in this prospectus for a description of the Singapore Code on Take-overs and Mergers.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares of ordinary shares outstanding as of May 3, 2009, upon completion of this offering, 235,888,203 ordinary shares will be outstanding, assuming no exercise of options other than those options exercised by selling shareholders for the purpose of selling shares in this offering. All of the ordinary shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining 192,688,203 ordinary shares outstanding after this offering, based on shares outstanding as of May 3, 2009, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. 189,454,769 shares are subject to the contractual transfer restrictions in our Second Amended and Restated Shareholder Agreement, which is described under “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement—Transfer Restrictions.” An aggregate of 2,045,399 shares held by members of our board of directors and employees who are party to a management shareholders agreement are subject to transfer restrictions, subject to certain exceptions, until the fifth anniversary of the date of purchase or, in the case of shares purchased upon exercise of options, the date of grant of the option. These shares are currently scheduled to be released from such transfer restrictions as follows: 543,718 shares in 2010, 1,490,792 shares in 2011, no shares in 2012, and 10,889 shares in 2013. These remaining shares will generally become available for sale in the public market subject to compliance with applicable securities laws or upon expiration of these lock-up agreements or other contractual restrictions.

Following the expiration of these lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 of the Securities Act. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of ordinary shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding (approximately 2,360,000 shares immediately after this offering); or

•

the average weekly trading volume of our ordinary shares on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

We, along with our directors, executive officers, the selling shareholders and substantially all of our other securityholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain extensions, we or they will not directly or indirectly, offer for sale, sell, contract to sell, transfer the economic risk of ownership in, grant any option for the sale of (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of any ordinary shares or options to acquire ordinary shares or any security or instrument related to such ordinary shares or options, whether now owned or hereafter acquired, or publicly announce the holder’s intention to do any of the foregoing, subject to specified exceptions. One such exception to our lock-up agreement covers the issuance by us of ordinary shares in an amount up to an aggregate of 15% of the sum of our fully-diluted ordinary shares outstanding as of the date of the prospectus and the ordinary shares offered hereby, in exchange for the assets or equity of another entity in connection with the acquisition by us of, or joint venture with, such entity, provided, however, that the recipient of any such shares agrees in writing to be bound by the lock-up restrictions described herein. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event, unless such extension is waived, in writing, by Deutsche Bank Securities Inc. and Barclays Capital Inc. on behalf of the underwriters.

Registration Rights

We are party to a Registration Rights Agreement that provides the Sponsors the right to demand that we file a registration statement and the Sponsors and the Co-Investors the right to request that their shares be covered by a registration statement that we are otherwise filing, subject to certain limitations. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” elsewhere in this prospectus. In addition, each participant in our Executive Plan, including each executive officer, must enter into a Management Shareholders Agreement with us and our controlling shareholder, Bali Investments S.àr.l., in connection with the executive’s purchase of shares pursuant to the Executive Plan. The Management Shareholders Agreement grants “piggyback” registration rights allowing the executive to sell along side Bali Investments S.àr.l. or its successor in a public offering.

After this offering, the holders of 191,350,167 ordinary shares, or 81% based on shares outstanding as of May 3, 2009 assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of our options (other than those options exercised by selling shareholders for the purpose of selling shares in this offering), will be entitled to rights with respect to registration of such shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register our ordinary shares subject to options outstanding or reserved for issuance under our Amended and Restated Equity Incentive Plan for Executive Employees for Avago Technologies Limited and Subsidiaries, Amended and Restated Equity Incentive Plan for Senior Management Employees for Avago Technologies Limited and Subsidiaries, and 2009 Equity Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Management—Employee Benefit and Stock Plans.”

Shareholder Agreement

The Shareholder Agreement among us and certain of our investors also provides for certain transfer restrictions which survive after the initial public offering. See “Certain Relationships and Related Party Transactions—Amended and Restated Shareholder Agreement” elsewhere in this prospectus.

TAX CONSIDERATIONS

The following discussion of the material U.S. federal income tax and Singapore tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in the ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of WongPartnership LLP, our Singapore counsel. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption“—U.S. Federal Income Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ordinary shares.

U.S. Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in our ordinary shares. This discussion applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below.

The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding our ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our ordinary shares and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor.

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the U.S. dollar amount of the gross amount of any distribution we make to you with respect to our ordinary shares will generally be includible in your gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of your tax basis in the ordinary shares you hold, and then, to the extent such excess exceeds your tax basis in the ordinary shares, as capital gain. If we do not calculate our earnings and profits under U.S. federal income tax principles, you should expect that any distribution we make to you will be treated as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Any dividends we pay will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, common or ordinary shares are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Select Market, as the ordinary shares will be. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends we pay with respect to the ordinary shares.

For foreign tax credit purposes, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Any dividends we pay to you will generally constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate and divided by the highest tax rate normally applicable to dividends. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Taxation of Dispositions of the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ordinary share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of our ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the current and anticipated valuation of our assets, including goodwill, and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our 2009 taxable year or any future taxable year. However, the application of the PFIC rules is subject to ambiguity in several respects. In addition, our actual PFIC status for the current taxable year or any future taxable year will not be determinable until after the close of each such year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Because PFIC status is a factual determination for each taxable year that cannot be made until after the close of each such year, Latham & Watkins LLP, our special U.S. counsel, expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations set forth in this paragraph.

A non-U.S. corporation will be a PFIC for any taxable year if, applying certain look-through rules, either:

•	at least 75% of its gross income for such year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We must make a separate determination each taxable year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares, our PFIC status will depend in large part on the market price of the ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in this and any future offering. If we are a PFIC for any taxable year during which you hold ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares. However, if we cease to be a PFIC during such holding period, you could avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ordinary shares.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares,

•	the amount allocated to the current taxable year, and any period in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for our ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ordinary shares you hold as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as any gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to any distributions we make, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the Ordinary Shares”) generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ordinary shares will be listed on the Nasdaq Global Select Market. Consequently, we expect that, provided the ordinary shares are regularly traded and you are a holder of the ordinary shares, the mark-to-market election would be available to you if we are or we become a PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

You should consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above or any other elections that may be available to you.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares will generally be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or that is otherwise exempt from backup withholding. U.S. Holders that are exempt from backup withholding should still complete U.S. Internal Revenue Service Form W-9 to avoid possible erroneous backup withholding. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Singapore Tax Considerations

The following discussion is a summary of Singapore tax, stamp duty and estate duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all Avago shareholders, some of which (such as dealers in securities) may be subject to different rules. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances.

Income Taxation Under Singapore Law

Distributions with Respect to Ordinary Shares.    Singapore does not impose withholding tax on dividends. Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a

Singapore tax resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares.    Under current Singapore tax laws, there is no tax on capital gains. As such, any profits from the disposal of our ordinary shares would not ordinarily be taxable in Singapore. However, if the gains from the disposal of ordinary shares are construed to be of an income nature (which could be the case if, for instance, the gains arise from the carrying on of a trade or business in Singapore), the disposal profits would be taxable as income rather than capital gains.

Stamp Duty

There is no Singapore stamp duty payable in respect of the issuance or holding of our ordinary shares. Singapore stamp duty will be payable if there is an instrument of transfer executed in Singapore or if there is an instrument of transfer executed outside of Singapore which is received in Singapore. Under Singapore law, stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis. We therefore expect that no Singapore stamp duty will be payable in respect of ordinary shares purchased by U.S. holders in this offering assuming that they are acquired in book entry form through the facility established by our transfer agent and registrar. Where shares evidenced in certificated form are transferred and an instrument of transfer is executed between the parties, Singapore stamp duty is payable on an instrument of transfer of the shares at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, Singapore stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.

Estate Duty

Singapore estate duty has been abolished with effect from February 15, 2008 in relation to the estate of any person whose death has occurred on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated the date hereof, the underwriters named below, through Deutsche Bank Securities Inc., Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc., the representatives and the joint book-running managers for this offering, have severally agreed to purchase from us and the selling shareholders the following respective number of ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.	8,946,720
Barclays Capital Inc.	8,946,720
Morgan Stanley & Co. Incorporated	6,095,520
Citigroup Global Markets Inc.	6,095,520
Credit Suisse Securities (USA) LLC	2,226,240
Goldman, Sachs & Co.	2,226,240
J.P. Morgan Securities Inc.	2,226,240
UBS Securities LLC	1,360,800
KKR Capital Markets LLC	3,888,000
ABN AMRO Incorporated	648,000
FTN Equity Capital Markets Corp.	540,000

Total	43,200,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the underwriters’ option to purchase additional shares described below, if any of these shares are purchased.

We and the selling shareholders have been advised by the representatives of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.54 per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase in whole or in part up to 6,480,000 additional ordinary shares from the selling shareholders to cover over-allotments at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to the extent the underwriters sell more than 43,200,000 ordinary shares in this offering. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. The selling shareholders will be obligated to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

If for any reason one or more selling shareholders fails to sell its shares as required, we will issue a sufficient number of shares at the public offering price, less the underwriting discounts and commissions, to allow the underwriters to purchase such shares.

The underwriting discounts and commissions per share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us or the selling shareholders per ordinary share. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares:

	Fee per share	Total Fees
		Without Exercise of Underwriters’ Option	With Full Exercise of Underwriters’ Option
Discounts and commissions paid by us	$0.90	$19,350,000	$19,350,000
Discounts and commissions paid by the selling shareholders	0.90	19,530,000	25,362,000

In addition, we and the selling shareholders estimate that the total expenses of this offering, excluding underwriting discounts and commissions, payable by us will be approximately $6,300,000. We will pay all expenses of this offering, including expenses of the selling shareholders pursuant to the Registration Rights Agreement under “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” other than the underwriting discounts and commissions attributable to shares sold by the selling shareholders.

We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, the selling shareholders and substantially all of our other securityholders have agreed that, without the prior written consent of each of Deutsche Bank Securities Inc. and Barclays Capital Inc., they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any ordinary shares (including, without limitation, ordinary shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and ordinary shares that may be issued upon exercise of any options) or securities convertible into or exercisable or exchangeable for ordinary shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ordinary shares or securities convertible, exercisable or exchangeable into ordinary shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus, subject to certain exceptions. One such exception to our lock-up agreement covers the issuance by us of ordinary shares in an amount up to an aggregate of 15% of the sum of our fully-diluted ordinary shares outstanding as of the date of the prospectus and the ordinary shares offered hereby, in exchange for the assets or equity of another entity in connection with the acquisition by us of, or joint venture with, such entity, provided, however, that the recipient of any such shares agrees in writing to be bound by the lock-up restrictions described herein. The consent of Deutsche Bank Securities Inc. and Barclays Capital Inc. may be given at any time without public notice. We and the selling shareholders have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our securityholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. Subject to the occurrence of certain events as more fully described herein under the heading “Shares Eligible for Future Sale—Lock-up Agreements,” the lock-up period under these agreements may be extended beyond 180 days.

The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them and that they will not confirm sales to such accounts without prior written approval of the customer.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market, in accordance with Regulation M under the Exchange Act where applicable. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions. If the underwriters commence these activities, they may discontinue them at any time.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

Naked short sales are any sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. Consequently, the initial public offering price of our ordinary shares was determined by negotiation among us, the selling shareholders and the representatives of the underwriters. The primary factors that were considered in determining the public offering price included:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we, the selling shareholders and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Relationships/FINRA Rules

Under Rule 2720 of the NASD Conduct Rules of the Financial Industry Regulatory Authority, Inc. (FINRA, the successor to the National Association of Securities Dealers, Inc., or NASD), when a member of FINRA participates in the distribution of an affiliated company’s equity securities for which a bona fide independent market does not exist, the price at which equity securities are distributed to the public can be no higher than that recommended by a “qualified independent underwriter” within the meaning of Rule 2720. KKR Capital Markets LLC, an affiliate of ours and a member of FINRA, will participate in the underwriting of shares of our ordinary shares offered pursuant to this prospectus. KKR, which is one of our principal shareholders and has appointed three members of our board of directors, has a 98% economic interest in KKR Capital Markets Holdings L.P., which owns 100% of the equity interests of KKR Capital Markets LLC. Because of our relationship with KKR Capital Markets LLC, the offering of the securities will be conducted in accordance with NASD Conduct Rule 2720. Deutsche Bank Securities Inc. has agreed to act as a “qualified independent underwriter” within the meaning of Rule 2720 with respect to this offering. Accordingly, the price per share of our ordinary shares set forth on the cover page of this prospectus is not higher than that recommended by Deutsche Bank Securities Inc. in its capacity as a “qualified independent underwriter.” We have agreed to indemnify Deutsche Bank Securities Inc. for liabilities incurred as a result of its participation as a “qualified independent underwriter.”

KKR Capital Markets LLC was registered as a broker-dealer in September 2007. Since September 2007, KKR Capital Markets LLC has acted as an underwriter in two public equity offerings.

Pursuant to the terms of the Shareholder Agreement, KKR has designated Adam H. Clammer, James H. Greene, Jr. and David Kerko as members of our board of directors.

Pursuant to the terms of the Advisory Agreement, upon the closing of this offering, KKR and Silver Lake are each entitled to a fee equal to 0.5% of the aggregate value of this offering. KKR is an affiliate of KKR Capital Markets LLC.

In addition, an affiliate of KKR Capital Markets LLC is an investment advisor that manages certain funds and accounts, which hold $10 million principal amount of our senior floating rate notes, $20 million principal amount of our senior notes and $52 million principal amount of our senior subordinated notes, some or all of which may be retired with a portion of the net proceeds from this offering.

Citigroup Global Markets Inc. is a joint lead arranger and joint lead bookrunner under our senior credit agreement. Citicorp International Limited (Hong Kong), an affiliate of Citigroup Global Markets Inc., is the Asian administrative agent under our senior credit agreement. Citicorp North America, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent for our Tranche B-1 term loan and the collateral agent under our senior credit agreement. Citibank N.A., Singapore Branch and Citibank N.A., Berhad, both affiliates of Citigroup Global Markets Inc., are lenders under our senior credit agreement. Citigroup Global Markets Inc. advised us in connection with the sales of our Storage Business and our Printer ASICs Business.

Affiliates of Deutsche Bank Securities Inc., Barclays Capital Inc. and ABN AMRO Incorporated are lenders under our senior credit agreement. Credit Suisse, an affiliate of Credit Suisse Securities (USA) LLC is the documentation agent and a lender under our senior credit agreement.

Citigroup Global Markets Singapore Pte. Ltd., an affiliate of Citigroup Global Markets Inc., and Credit Suisse First Boston (Singapore) Limited, an affiliate of Credit Suisse Securities (USA) LLC, acted as the initial purchasers of our 10 1/8% senior notes due 2013, senior floating rate notes due 2013 and 11 7/8% senior subordinated notes due 2015 and, in connection with those purchases received compensation in the form of a discount on the purchase price, below the face value of the notes.

Some of the underwriters or their affiliates have received customary fees and commissions for the foregoing services and have provided financing and strategic advice and commercial banking services from time to time, and may continue to provide services to us in the future.

Stamp Taxes

Stamp taxes will not be imposed by the United States on investors in connection with the purchase of ordinary shares in this offering.

There is no Singapore stamp duty payable in respect of the issuance or holding of our ordinary shares. Singapore stamp duty will be payable if there is an instrument of transfer executed in Singapore or if there is an instrument of transfer executed outside of Singapore which is received in Singapore. Under Singapore law, stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis. We therefore expect that no Singapore stamp duty will be payable in respect of ordinary shares purchased by U.S. holders in this offering assuming that they are acquired in book entry form through the facility established by our transfer agent and registrar. Where shares evidenced in certificated form are transferred and an instrument of transfer is executed between the parties, Singapore stamp duty is payable on an instrument of transfer of the shares at the rate of S$0.20 for every S$100 or part thereof of the consideration for, or market value of, the shares, whichever is higher. The Singapore stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, Singapore stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the ordinary shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a) you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b) you warrant and agree that you will not offer any of the ordinary shares for resale in Australia within 12 months of those ordinary shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Hong Kong

The ordinary shares may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the ordinary shares which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India or with the Securities and Exchange Board of India. This prospectus or any other material relating to these securities is for information purposes only and may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India and in any event to not more than 50 persons in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No registration has been made under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (“FIEL”) in relation to the offering of the shares. The shares are being offered in a private placement to up to 49 investors under Article 2, Paragraph 3, Item 2 iii of the FIEL.

Korea

The ordinary shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ordinary shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ordinary shares may not be resold to Korean residents unless the purchaser of the ordinary shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ordinary shares.

Singapore

This prospectus has not been and will not be lodged with or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be issued, circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor, as defined in Section 4A(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), under Section 274 of the SFA, (ii) to a relevant person, as defined in Section 275(2), pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are initially subscribed or purchased pursuant to an offer made in reliance of the exemptions under Sections 274 and 275 of the SFA, within the period of six months from the date of the initial subscription or purchase, these ordinary shares should only be sold in Singapore to institutional investors (as defined in Section 4A(1)(c) of the SFA), relevant persons (as defined in Section 275(2) of the SFA) or any person pursuant to Section 275 (1A) of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of whom is an individual who is an accredited investor,

“securities” (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor (as defined in Section 4A(1)(c) of the SFA) or to a relevant person (as defined in Section 275(2) of the SFA), or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights or interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further, for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law.

Taiwan

The shares may be made available to investors in Taiwan but will not be offered or sold in Taiwan except as permitted by applicable law of the Republic of China.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus will be passed upon for us and the selling shareholders by WongPartnership LLP, Singapore with respect to Singapore law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California, and Allen & Gledhill LLP, Singapore with respect to Singapore Law. Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR and Silver Lake, in less than 1% of our ordinary shares. Certain partners of Latham & Watkins LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with KKR, in less than 1% of our ordinary shares.

EXPERTS

The consolidated financial statements of Avago Technologies Limited as of November 2, 2008 (Successor) and October 31, 2007 (Successor) and for each of the three years in the period ended November 2, 2008 (Successor) and the combined financial statements of the Semiconductor Products Business, a business segment of Agilent Technologies, Inc., for the one month period ended November 30, 2005 (Predecessor), included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the ordinary shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.avagotech.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

AVAGO TECHNOLOGIES LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avago Technologies Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Avago Technologies Limited, and its subsidiaries at November 2, 2008 and October 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on page F-68 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal year 2007. As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for retirement plans and post retirement benefits. As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in fiscal year 2008.

/s/ PricewaterhouseCoopers LLP

San Jose, California

December 16, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying combined statements of operations, of invested equity and cash flows of the Semiconductor Products Business (SPG or the Business), a business segment of Agilent Technologies, Inc., present fairly, in all material respects, the results of its operations and its cash flows for the period November 1, 2005 to November 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4, the Business and its parent, Agilent Technologies, Inc., engage in extensive intercompany transactions, and the Business relies on its parent for substantially all of its operational and administrative support for which it is allocated costs on a basis that management believes is appropriate in the circumstances. The amounts recorded for these transactions and allocations are not necessarily representative of the amounts that would have been reflected in the financial statements had the Business been an entity operated independently of the parent.

As discussed in Note 3, on December 1, 2005 Agilent Technologies, Inc. sold substantially all of the assets and transferred certain liabilities of the Business to Avago Technologies Limited (formerly known as Argos Acquisition Pte. Ltd.) pursuant to an Asset Purchase Agreement dated August 14, 2005.

As discussed in Note 21, the Business changed its method of accounting for share-based payments as of November 1, 2005.

/s/ PricewaterhouseCoopers LLP

San Jose, California

June 5, 2006, except for the effects of discontinued operations discussed in Note 17,

as to which the date is December 16, 2008

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts)

	October 31, 2007	November 2, 2008	May 3, 2009
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$309	$213	$241
Trade accounts receivable, net	218	184	185
Inventory	140	188	151
Assets of discontinued operation	25	—	—
Other current assets	25	34	38

Total current assets	717	619	615
Property, plant and equipment, net	292	299	276
Goodwill	122	169	171
Intangible assets, net	777	721	685
Other long-term assets	43	63	58

Total assets	$1,951	$1,871	$1,805

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$194	$174	$167
Employee compensation and benefits	56	74	40
Accrued interest	34	32	30
Capital lease obligations—current	2	2	2
Other current liabilities	35	46	43

Total current liabilities	321	328	282

Long-term liabilities:
Long-term debt	903	703	700
Capital lease obligations—non-current	4	5	4
Other long-term liabilities	30	55	61

Total liabilities	1,258	1,091	1,047

Commitments and contingencies (Note 20)

Shareholders’ equity:
Redeemable convertible preference shares, no par value; none issued and outstanding on October 31, 2007, November 2, 2008 and May 3, 2009	—	—	—
Ordinary shares, no par value; 213,959,783 and 213,517,292 and 213,935,874 (unaudited) shares issued and outstanding on October 31, 2007, November 2, 2008 and May 3, 2009, respectively	1,075	1,084	1,086
Accumulated deficit	(386)	(312)	(337)
Accumulated other comprehensive income	4	8	9

Total shareholders’ equity	693	780	758

Total liabilities and shareholders’ equity	$1,951	$1,871	$1,805

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended			Six Months Ended
		October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009

					(unaudited)
Net revenue	$114	$1,399	$1,527	$1,699	$813	$693
Costs and expenses:
Cost of products sold:
Cost of products sold	87	926	936	981	467	414
Amortization of intangible assets	—	55	60	57	28	29
Asset impairment charges	—	—	140	—	—	—
Restructuring charges	—	2	29	6	2	9

Total cost of products sold	87	983	1,165	1,044	497	452
Research and development	22	187	205	265	128	121
Selling, general and administrative	27	243	193	196	98	82
Amortization of intangible assets	—	56	28	28	14	11
Asset impairment charges	—	—	18	—	—	—
Restructuring charges	1	3	22	6	3	8
Litigation settlement	—	21	—	—	—	—
Acquired in-process research and development	—	—	1	—	—	—

Total costs and expenses	137	1,493	1,632	1,539	740	674

Income (loss) from operations	(23)	(94)	(105)	160	73	19
Interest expense	—	(143)	(109)	(86)	(45)	(38)
Gain (loss) on extinguishment of debt	—	—	(12)	(10)	(10)	1
Other income (expense), net	—	12	14	(4)	2	(4)

Income (loss) from continuing operations before income taxes	(23)	(225)	(212)	60	20	(22)
Provision for income taxes	2	3	8	3	7	3

Income (loss) from continuing operations	(25)	(228)	(220)	57	13	(25)
Income from and gain on discontinued operations, net of income taxes	1	1	61	26	8	—

Net income (loss)	$(24)	$(227)	$(159)	$83	$21	$(25)

Net income (loss) per share:
Basic:
Income (loss) from continuing operations		$(1.07)	$(1.03)	$0.27	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes		—	0.29	0.12	0.04	—

Net income (loss)		$(1.07)	$(0.74)	$0.39	$0.10	$(0.12)

Diluted:
Income (loss) from continuing operations		$(1.07)	$(1.03)	$0.26	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes		—	0.29	0.12	0.04	—

Net income (loss)		$(1.07)	$(0.74)	$0.38	$0.10	$(0.12)

Weighted average shares :
Basic		213	214	214	214	214

Diluted		213	214	219	219	214

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Predecessor	Company
	One Month Ended	Year Ended			Six Months Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
					(unaudited)
Cash flows from operating activities:
Net income (loss)	$(24)	$(227)	$(159)	$83	$21	$(25)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	6	210	176	159	77	80
Amortization of debt issuance costs	—	22	4	4	2	2
Asset impairment charges	—	—	158	—	—	—
Gain on discontinued operations	—	—	(61)	(27)	(9)	—
(Gain) loss on extinguishment of debt	—	—	12	6	6	(1)
Loss on sale of property, plant and equipment	—	5	2	2	—	—
Non-cash portion of restructuring charges	—	—	4	—	—	1
Impairment of investment	—	—	—	—	—	2
Acquired in-process research and development	—	2	1	—	—	—
Share-based compensation	4	3	12	15	9	4
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	1	136	(31)	38	9	1
Inventory	(3)	28	28	(45)	(25)	38
Accounts payable	(6)	32	29	(29)	(41)	(4)
Employee compensation and benefits	—	53	(12)	18	(2)	(34)
Other current assets and current liabilities	(19)	84	(26)	(13)	(29)	(9)
Other long-term assets and long-term liabilities	2	22	9	(3)	16	7

Net cash (used in) provided by operating activities	(39)	370	146	208	34	62

Cash flows from investing activities:
Purchase of property, plant and equipment	(6)	(59)	(37)	(65)	(28)	(25)
Acquisitions and investment, net of cash acquired	—	(2,707)	(27)	(78)	(46)	(7)
Purchase of intangible assets	—	—	—	(6)	(6)	—
Proceeds from sale of property, plant and equipment	—	1	—	5	—	—
Proceeds from sale of discontinued operations	—	665	69	50	25	2

Net cash (used in) provided by investing activities	(6)	(2,100)	5	(94)	(55)	(30)

Cash flows from financing activities:
Proceeds from borrowings, net of financing costs	—	1,666	—	—	—	—
Debt repayments	—	(725)	(107)	(202)	(200)	(2)
Issuance of ordinary shares, net of issuance costs	—	1,062	—	—	—	—
Repurchase of ordinary shares	—	—	(2)	(5)	(4)	(1)
Excess tax benefits of share-based compensation	—	—	1	1	—	—
Cash settlement of equity awards	—	—	(5)	(2)	(1)	(1)
Issuance of redeemable convertible preference shares, net of issuance cost	—	250	—	—	—	—
Redemption of redeemable convertible preference shares, net	—	(249)	—	—	—	—
Dividend paid on redeemable convertible preference shares	—	(1)	—	—	—	—
Payment on capital lease obligation	—	(1)	(1)	—	—	—
Payments of equity issuance costs	—	—	—	(2)	—	—
Net invested equity—Predecessor	45	—	—	—	—	—

Net cash (used in) provided by financing activities	45	2,002	(114)	(210)	(205)	(4)

Net increase (decrease) in cash and cash equivalents	—	272	37	(96)	(226)	28
Cash and cash equivalents at the beginning of period	—	—	272	309	309	213

Cash and cash equivalents at end of period	$—	$272	$309	$213	$83	$241

Supplemental schedule of non-cash investing and financing activities:
Cash paid for interest	$—	$83	$109	$85

Cash paid for income taxes	$—	$1	$23	$8

Acquisition of property, plant and equipment under capital leases	$—	$8	$—	$—

Issuance of share options in connection with the Acquisition	$—	$4	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in millions, except share amounts)

	Redeemable Convertible Cumulative Preference Shares		Ordinary Shares		Accumu- lated Deficit	Accumu- lated Other Compre- hensive Income	Total Share- holders’ Equity	Compre- hensive Income (Loss)

	Shares	Amount	Shares	Amount
Balance as of November 1, 2005	—	$—	—	$—	$—	$—	$—	$—
Issuance of ordinary shares	—	—	2	—	—	—	—
Issuance of redeemable convertible cumulative preference shares	250,000	250	—	—	—	—	250
Issuance of ordinary shares, net of issuance costs	—	—	210,229,361	1,043	—	—	1,043
Redemption of redeemable convertible cumulative preference shares and issuance of ordinary shares	(248,848)	(249)	1,500	—	—	—	(249)
Dividend on redeemable convertible cumulative preference shares	—	—	—	(1)	—	—	(1)
Conversion of redeemable convertible cumulative preference shares to ordinary shares	(1,152)	(1)	230,400	1	—	—	—
Issuance of options in connection with the Acquisition	—	—	—	4	—	—	4
Issuance of ordinary shares to employees	—	—	3,810,854	19	—	—	19
Repurchase of ordinary shares	—	—	(29,000)	—	—	—	—
Exercise of options	—	—	26,666	—	—	—	—
Share-based compensation	—	—	—	3	—	—	3
Net loss	—	—	—	—	(227)	—	(227)	(227)

Balance as of October 31, 2006	—	—	214,269,783	1,069	(227)	—	842	$(227)

Repurchase of ordinary shares	—	—	(310,000)	(2)	—	—	(2)
Cash settlement of equity awards	—	—	—	(5)	—	—	(5)
Share-based compensation	—	—	—	12	—	—	12
Excess tax benefits of share-based compensation	—	—	—	1	—	—	1
Accumulated other comprehensive income on pension liability, net of taxes	—	—	—	—	—	4	4
Net loss	—	—	—	—	(159)	—	(159)	(159)

Balance as of October 31, 2007	—	—	213,959,783	1,075	(386)	4	693	$(159)

Cumulative effect of adopting FIN 48	—	—	—	—	(9)	—	(9)
Issuance of ordinary shares to employees	—	—	28,509	—	—	—	—
Repurchase of ordinary shares	—	—	(471,000)	(5)	—	—	(5)
Cash settlement of equity awards	—	—	—	(2)	—	—	(2)
Excess tax benefits of share-based compensation	—	—	—	1	—	—	1
Share-based compensation	—	—	—	15	—	—	15
Changes in accumulated other comprehensive income:
Actuarial gains and prior service costs associated with post-retirement benefit and defined benefit pension plans, net of taxes	—	—	—	—	—	5	5
Unrealized net loss on derivative instruments	—	—	—	—	—	(1)	(1)
Net income	—	—	—	—	83	—	83	83

Balance as of November 2, 2008	—	—	213,517,292	1,084	(312)	8	780	$83

Exercise of options (unaudited)	—	—	574,382	—	—	—	—
Repurchase of ordinary shares (unaudited)	—	—	(155,800)	(1)	—	—	(1)
Cash settlement of equity awards (unaudited)	—	—	—	(1)	—	—	(1)
Share-based compensation (unaudited)	—	—	—	4	—	—	4
Changes in accumulated other comprehensive income:
Unrealized net gain on derivative instruments (unaudited)	—	—	—	—	—	1	1
Net loss (unaudited)	—	—	—	—	(25)	—	(25)	(25)

Balance as of May 3, 2009 (unaudited)	—	$—	213,935,874	$1,086	$(337)	$9	$758	$(25)

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF INVESTED EQUITY—PREDECESSOR

(in millions)

	Agilent’s Net Investment	Accumulated Other Comprehensive Loss	Total
Invested equity as of October 31, 2005	$518	$11	$529
Components of comprehensive income:
Net loss	(24)	—	(24)
Foreign currency translation, net of taxes	—	(2)	(2)

Total comprehensive loss			(26)
Stock-based compensation, net of taxes	4	—	4
Net return of investment of Agilent	45	—	45

Invested equity as of November 30, 2005	$543	$9	$552

The accompanying notes are an integral part of these consolidated financial statements.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

1.	Overview and Basis of Presentation

Overview

Avago Technologies Limited, or the Company, Avago, we or Successor, was organized under the laws of the Republic of Singapore in August 2005. We are the successor to the Semiconductor Products Group, or SPG or Predecessor, of Agilent Technologies, Inc., or Agilent. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion, or the SPG Acquisition. See Note 3 “Acquisitions.”

We are a designer, developer and global supplier of analog semiconductor devices with a focus on III-V based products. We offer products in four primary target markets: wireless communications, wired infrastructure, industrial and automotive electronics, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

Basis of Presentation

The Company

The accompanying financial statements are presented as Predecessor and Company, which relate to the period preceding the SPG Acquisition and the period after the SPG Acquisition, respectively.

We did not have any significant operating activity prior to December 1, 2005. The one month period ended November 30, 2005 represents solely the activities of the Predecessor. As such, the Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement, or the MSA. Over the course of the fiscal year ended October 31, 2006, we progressively reduced the services provided by Agilent under the MSA and transitioned to substitute services either provided internally or through outsourcing service providers. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal year 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure applicable to periods after fiscal year 2006. All references herein to the year ended October 31, 2006 represent the operations since the SPG Acquisition (eleven months).

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the acquisition date rather than their historical cost. See Note 3. “Acquisitions.”

Fiscal Periods

Agilent operated with a fiscal year ending on each October 31, and we retained that annual fiscal period for fiscal year 2006 and fiscal year 2007. We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year ends on the Sunday closest to October 31.

Principles of Consolidation—Successor

Our consolidated financial statements include the accounts of Avago and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Principles of Combination—Predecessor

Predecessor’s financial statements include the global historical results of operations for which Predecessor management was responsible. All intra-company transactions within Predecessor have been eliminated in preparing and reporting the combined results.

For presentation purposes, the Predecessor’s combined financial statements are referred to as consolidated financial statements.

Unaudited Financial Information

The accompanying consolidated balance sheet as of May 3, 2009, the consolidated statements of operations and cash flows for the six months ended May 4, 2008 and May 3, 2009 are unaudited. Interim information presented in the unaudited consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair statement of the financial position, results of operations and cash flows for the periods shown, and is in accordance with generally accepted accounting principles in the United States, or GAAP.

The operating results for the six months ended May 3, 2009 are not necessarily indicative of the results that may be expected for the year ending November 1, 2009 or for any other future period.

2.	Summary of Significant Accounting Policies

Use of estimates.    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Out-of-period Adjustment.    During the quarter ended May 3, 2009, we recorded an accrual of $4 million (unaudited) for indirect taxes on certain prior years’ purchases and sales transactions. This accrual increased each of cost of products sold and research and development expenses for the second quarter of fiscal year 2009 by $2 million (unaudited) and increased net loss for the period by $4 million (unaudited). We determined that the impact of the adjustment was not material to prior periods or to the expected results for the year ending November 1, 2009, and the adjustment was therefore recorded in the second quarter of fiscal year 2009 under the provisions of Accounting Principles Board Opinion No. 28, “Interim Financial Reporting.”

Revenue recognition.    We recognize revenue, net of trade discounts and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. We evaluate the creditworthiness of our customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor allowances. We recognize revenue from sales of our products to distributors upon delivery of products to the distributors. An allowance for distributor credits covering price adjustments and scrap allowances is made based on our estimate of historical experience rates as well as considering economic conditions and contractual terms. To date, actual distributor claim activity has been materially consistent with the provisions we have made based on our historical estimates.

Cash and cash equivalents.    We consider all highly liquid investment securities with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. We determine the appropriate classification of our cash and cash equivalents at the time of purchase. As of October 31, 2007, November 2, 2008 and May 3, 2009, $2 million, $2 million and $2 million (unaudited), respectively, of our cash and cash equivalents were restricted, primarily for collateral under certain of our letter of credit arrangements.

Trade accounts receivable, net.    Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable have been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on customer specific experience and the aging of such receivables, among other factors. We do not have any off-balance-sheet credit exposure related to our customers. Accounts receivable are also recorded net of sales returns and distributor allowances. These amounts are recorded when it is both probable and estimable that discounts will be granted or products will be returned. Aggregate accounts receivable allowances at October 31, 2007, November 2, 2008 and May 3, 2009 were $20 million, $19 million and $16 million (unaudited), respectively.

Share-based compensation.    Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” or SFAS No. 123R. SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB No. 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123.

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from the estimate. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares.

For the years ended October 31, 2007 and November 2, 2008, we recorded $12 million and $15 million, respectively, of compensation expense resulting from the application of SFAS No. 123R, compared to $3 million during the fiscal year ended October 31, 2006 resulting from the application of APB No. 25. We also recorded $9 million (unaudited) and $4 million (unaudited) of compensation expense, respectively, resulting from the application of SFAS No. 123R during the six months ended May 4, 2008 and May 3, 2009.

Had we recognized compensation expense using the fair value method (i.e. the minimum value method as noted above) as prescribed under the provisions of SFAS No. 123, our net loss for the year ended October 31, 2006 would have been adjusted to the pro forma amounts below (in millions, except per share data):

Company Year Ended October 31, 2006
Net loss—as reported	$(227)
APB 25 share-based compensation, net of tax	2
SFAS 123 compensation expense, net of tax	(2)

Net loss—pro forma	$(227)

Net loss per share—basic and diluted
As reported	$(1.07)
Pro forma	$(1.07)

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

See Note 21. “Predecessor Change in Accounting Policies” of accounting for share-based compensation by Predecessor.

Shipping and handling costs.    Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in cost of products sold in the statements of operations for all periods presented.

Goodwill and purchased intangible assets.    Our accounting complies with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. Goodwill is not amortized but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the respective assets, generally six months to 25 years for the Company and generally 5 to 20 years for Predecessor. On a quarterly basis, we monitor factors and changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill and intangible assets, may not be recoverable. Factors we consider important which could trigger an impairment review include (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and (iii) significant negative industry or economic trends. An impairment loss must be measured if the sum of the expected future cash flows (undiscounted and before interest) from the use and eventual disposition of the asset (or asset group) is less than the net book value of the asset (or asset group). The amount of the impairment loss will generally be measured as the difference between the net book value of the asset (or asset group) and their estimated fair value. We perform an annual impairment review of goodwill during the fourth fiscal quarter of each year, or more frequently if we believe indicators of impairment exist. No impairment of goodwill resulted from our most recent evaluation of goodwill for impairment, which occurred in the fourth quarter of fiscal year 2008. No impairment of goodwill resulted in any of the periods presented.

Advertising.    Business specific advertising costs are expensed as incurred and amounted to less than $1 million, $2 million, $1 million, $3 million, $1 million (unaudited) and $1 million (unaudited) for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009, respectively. Some corporate advertising expenses were allocated to Predecessor by Agilent as part of corporate allocations described in Note 4. “Transactions with Agilent” but are not separately identifiable.

Research and development.    Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Taxes on income.    We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets, an adjustment would be charged to earnings in the period such determination is made.

In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN No. 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and as a result, was effective for us on November 1, 2007. See Note 13. “Income Taxes” for additional information, including the effects of adoption on our consolidated financial statements.

Concentrations of credit risk and significant customers.    We sell our products through our direct sales force and distributors. Two customers accounted for 15% and 11%, respectively, of the net accounts receivable balance at October 31, 2007, and one customer accounted for 12% of the net accounts receivable balance at November 2, 2008. One customer accounted for 11% (unaudited) of our net accounts receivable balance at May 3, 2009.

Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

For the one month ended November 30, 2005, two customers represented 12% and 10%, respectively, of net revenue from continuing operations. For the year ended October 31, 2006, two customers represented 14% each of our net revenue from continuing operations. For the year ended October 31, 2007, one customer represented 13% of net revenue from continuing operations. For the year ended November 2, 2008, one customer represented 11% of net revenue from continuing operations. For the six months ended May 4, 2008, two customers each represented 10% (unaudited) of net revenue from continuing operations. For the six months ended May 3, 2009, no single customer represented 10% or more (unaudited) of our net revenue from continuing operations.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Concentration of other risks. The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. Our financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. We are exposed to the risk of obsolescence of our inventory depending on the mix of future business.

Derivative instruments.    We are subject to foreign currency risks for transactions denominated in foreign currencies, primarily Singapore Dollar, Malaysian Ringgit, Euro and Japanese Yen. Therefore, we enter into foreign exchange forward contracts to manage financial exposures resulting from the changes in the exchange rates of these foreign currencies. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the functional currency of the subsidiary which has the exposure. We exclude time value from the measurement of effectiveness. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes.

We designate our forward contracts as either cash flow or fair value hedges. All derivatives are recognized on the balance sheet at their fair values. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period. Such hedges are recorded in net income (loss) and are offset by the changes in fair value of the underlying assets or liabilities being hedged. For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in accumulated comprehensive income (loss), a component of shareholders’ equity. These amounts are then reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in earnings in the current period, which have not been significant to date.

Inventory.    We value our inventory at the lower of the actual cost of the inventory or the current estimated market value of the inventory, with cost being determined under the first-in, first-out method. We record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements. The excess balance determined by this analysis becomes the basis for our excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Investments.    Investments consist of non-marketable equity securities accounted for using the cost method. Investments are evaluated for impairment quarterly. Such analysis requires

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

significant judgment to identify events or circumstances that would likely have a significant other than temporary adverse effect on the carrying value of the investment.

Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized, and maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our records and the resulting gain or loss is reflected in the statement of operations. Buildings and leasehold improvements are generally depreciated over 15 to 40 years, or over the lease period, whichever is shorter, and machinery and equipment are generally depreciated over 3 to 10 years. We use the straight-line method of depreciation for all property, plant and equipment.

Net income (loss) per share.    Basic net income (loss) per share is computed by dividing net income (loss)—the numerator—by the weighted average number of shares outstanding—the denominator—during the period excluding the dilutive effect of options and other employee plans. Diluted net income (loss) per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period. In computing diluted net income (loss) per share under the treasury stock method, the average share price for the period is used in determining the number of shares assumed to be purchased from the proceeds of option exercises.

For the fiscal years 2006, 2007 and 2008 and the six months ended May 4, 2008 and May 3, 2009, the number of shares assumed to be purchased also considered the amount of unrecognized compensation cost for future service as required under APB No. 25 for fiscal year 2006 and SFAS No. 123R subsequent to fiscal year 2006. Diluted net income per share for fiscal years 2006, 2007 and 2008 and the six months ended May 4, 2008 and May 3, 2009 excluded the potentially dilutive effect of weighted average options to purchase 14 million, 18 million, 5 million, 5 million (unaudited) and 20 million (unaudited) ordinary shares, respectively, as their effect was antidilutive.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented (in millions, except per share data):

	Company
	Year Ended			Six Months Ended
	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
				(unaudited)
Net income (loss) (Numerator):
Income (loss) from continuing operations	$(228)	$(220)	$57	$13	$(25)
Income from and gain on discontinued operations, net of income taxes	1	61	26	8	—

Net income (loss)	$(227)	$(159)	$83	$21	$(25)

Shares (Denominator):
Basic weighted average ordinary shares outstanding	213	214	214	214	214
Add: Incremental shares for:
Dilutive effect of share options	—	—	5	5	—

Shares used in diluted computation	213	214	219	219	214

Net income (loss) per share:
Basic:
Income (loss) from continuing operations	$(1.07)	$(1.03)	$0.27	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes	—	0.29	0.12	0.04	—

Net income (loss)	$(1.07)	$(0.74)	$0.39	$0.10	$(0.12)

Diluted:
Income (loss) from continuing operations	$(1.07)	$(1.03)	$0.26	$0.06	$(0.12)
Income from and gain on discontinued operations, net of income taxes	—	0.29	0.12	0.04	—

Net income (loss)	$(1.07)	$(0.74)	$0.38	$0.10	$(0.12)

Foreign currency translation.    We operate in a U.S. dollar functional currency environment. As such, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory and property, plant and equipment, which are remeasured at historical exchange rates.

Capitalized software development costs.    We capitalize eligible costs related to the application development phase of software developed internally or obtained for internal use in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” During the year ended October 31, 2006, we capitalized $22 million, including $6 million of qualifying employee payroll and related benefits

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

costs, in connection with the implementation of an enterprise resource planning system which is included in property, plant and equipment. The capitalization of software development costs during the years ended October 31, 2007 and November 2, 2008 and the six months ended May 3, 2009 was not material. We begin amortizing the costs associated with software developed for internal use at the time the software is ready for its intended use over its estimated useful life of three to five years.

Warranty.    We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon our historical experience and specific identification of the products requirements, which may fluctuate based on product mix.

The following table summarizes the changes in accrued warranty (in millions):

Balance as of October 31, 2007	$—
Charged to cost of products sold	4
Utilized	(3)

Balance as of November 2, 2008—included in other current liabilities	$1

The changes to accrued warranty for the years ended October 31, 2006 and October 31, 2007 and six months ended May 3, 2009 were not significant.

Accumulated other comprehensive income.    Other comprehensive income includes certain transactions that have generally been reported in the consolidated statements of shareholders’ equity and comprehensive income (loss). The components of accumulated other comprehensive income at October 31, 2007, November 2, 2008 and May 3, 2009 consisted of net unrecognized prior service credit and actuarial gain on retirement plans and post-retirement medical benefit plans.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” or SFAS No. 167. SFAS No. 167 eliminates Interpretation No. 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation No. 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 will be effective for our fiscal year beginning November 1, 2010. We are currently assessing the impact that this standard will have on our results of operations and financial position.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” or SFAS No. 165. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

should not result in significant changes in the subsequent events that an entity reports, either through recognition or disclosure in its financial statements. SFAS No. 165 introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 will apply to both interim financial statements and annual financial statements after June 15, 2009 and will be effective for us beginning with the third quarter of fiscal year 2009. We do not anticipate that the adoption of SFAS No. 165 will have a significant impact on our results of operations and financial position.

In April 2009, the FASB issued FASB Staff Position, or FSP, No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” or FSP No. FAS 107-1 and APB 28-1. This FSP requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP No. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009 and will be effective for us beginning with the third quarter of fiscal year 2009. We do not expect the adoption of this FSP will have a material impact on our results of operations, financial position or our financial statement disclosures as applicable.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP No. FAS 132(R)-1. This FSP amends Statement of Financial Accounting Standards No. 132(R), or SFAS No. 132(R), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 requires disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, (c) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and (d) the significant concentrations of risk within plan assets. FSP No. 132(R)-1 does not change the accounting treatment for postretirement benefit plans. FSP No. 132(R)-1 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our financial statement disclosures.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP No. FAS 142-3. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP No. FAS 142-3 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. We adopted SFAS No. 161 in February 2009 but have not presented separate disclosures required by SFAS No. 161 and SFAS No. 133 because the impact of derivative instruments is immaterial to our results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141(R). SFAS No. 141(R) will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP No. FAS 141(R)-1. FSP No. FAS 141(R)-1 amends and clarifies SFAS No. 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP No. FAS 141(R)-1 are effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141(R) and FSP No. FAS 141(R)-1 will have on our results of operations and financial position. The adoption of SFAS 141(R) and FSP No. FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision is effective for us in fiscal year 2009. We do not expect the change in measurement date to have a material impact on our financial statements.

3.	Acquisitions

SPG Acquisition

On August 14, 2005, we entered into an Asset Purchase Agreement with Agilent, providing for the purchase of substantially all of the assets and certain liabilities of SPG. The SPG Acquisition closed on December 1, 2005. The purchase price was $2,715 million and was determined as follows (in millions):

Cash	$2,660
Transaction costs	51
Options assumed	4

$2,715

The SPG Acquisition was accounted for by the purchase method of accounting for business combinations. Under the purchase method of accounting, the acquisition cost of $2,715 million was allocated to the net assets acquired based on estimates of their respective fair values as of the date of acquisition as follows (in millions):

Current and other tangible assets:
Cash	$4
Trade accounts receivable, net	323
Inventory	214
Property, plant and equipment, net	452
Other assets	72
Goodwill	193
Assets held for sale—Storage Business, including purchased intangibles and goodwill of $404 million	421
Amortizable intangible assets:
Purchased technology	843
Customer relationships	323
Distributor relationships	24
Order Backlog	43

Total assets acquired	2,912
Liabilities assumed	(196)
Liabilities held for sale	(1)

Net assets acquired	$2,715

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill.

The identified intangible assets acquired were assigned fair values in accordance with the guidelines established in SFAS No. 141, “Business Combinations,” FIN No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” and other relevant guidance.

Amortizable Acquired Intangible Assets

Purchased Technology:    Existing technology comprises core and developed technology. This represents technical processes, intellectual property and products that have been completed and that will aid in the development of future products as well as the technology that currently exists in our current product offering. We valued the technology assets utilizing a discounted cash flow, or DCF, model, which uses forecasts of future revenues and expenses related to the intangible asset. We utilized a discount rate ranging from 14% to 20% for technology. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 5 to 20 years.

Customer Relationships:    The customer relationships asset relates to the ability to sell existing and future versions of products to existing customers and has been estimated using the income method. We valued customer relationships utilizing a DCF model and discount rates ranging from 14% to 20%. We are amortizing these intangible assets on a straight-line basis over their estimated useful lives of 3 to 15 years.

Distributor Relationships:    The distributor relationships asset relates to the ability to sell existing and future versions of products to existing distributors and has been estimated using the income method. We valued customer relationships utilizing a DCF model and discount rates ranging from 14% to 20%. We are amortizing these intangible assets on a straight-line basis over their estimated useful life of three years.

Order Backlog:    The order backlog asset represents the value of the sales and marketing costs required to establish the order backlog and was valued using the income method. We valued order backlog utilizing the DCF model and discount rates ranging from 11% to 15%. These orders were delivered and billed within three to six months of the SPG Acquisition. Consequently, the order backlog was fully amortized as of October 31, 2006.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with SFAS No. 142, goodwill resulting from business combinations is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. See Note 6. “Goodwill.”

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Pro Forma Financial Information

The following table summarizes the unaudited pro forma financial information, assuming the SPG Acquisition had occurred at the beginning of the period presented, after giving effect to certain purchase accounting adjustments (in millions):

Year Ended October 31,
2006
Pro forma net revenue	$1,513
Pro forma loss from continuing operations	(153)

These results are presented for illustrative purposes only and are not necessarily indicative of the actual operating results that would have occurred if the transactions had been consummated on November 1, 2004.

Other Acquisitions

During fiscal year 2007, we acquired the Polymer Optical Fiber, or POF, business from Infineon Technologies AG for $27 million in cash, or the POF Acquisition. The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets of $30 million, including intangible assets of $17 million and goodwill of $6 million, and total liabilities of $3 million.

During the first quarter of fiscal year 2008, we completed the acquisition of a privately-held manufacturer of motion control encoders for $29 million (net of cash acquired of $2 million) plus $9 million repayment of existing debt. The purchase price was allocated to the acquired net assets based on estimated of fair values as follows: total assets of $51 million, including intangible assets of $11 million, goodwill of $27 million, and total liabilities of $11 million (which includes a $2 million loan secured by land and building in Italy). The intangible assets are being amortized over their useful lives ranging from 1 to 7 years.

During the second quarter of fiscal year 2008, we completed the acquisition of a privately-held developer of low-power wireless devices for $6 million. The initial purchase consideration of $6 million was allocated to the acquired net assets based on estimated of fair values as follows: total assets of $7 million (primarily goodwill), and total liabilities of $1 million. In connection with the acquisition, we agreed to pay certain additional amounts in cash contingent upon the achievement of certain development, product, or other milestones, and upon the continued employment with the Company of certain employees of the acquired entity. As of the closing of the acquisition in April 2008, we may be required to recognize future compensation expense pursuant to these agreements of up to $2 million relating to this acquisition. During the year ended November 2, 2008, we recognized $1 million in compensation expense related to the continued employment of certain employees. During the six months ended May 3, 2009, we recorded and paid $1 million (unaudited) in compensation expense related to the continued employment of certain employees. As of May 3, 2009, we may also be required to recognize and pay $1 million (unaudited) in future compensation expense related to the continued employment of certain employees. We recognized less than $1 million cash contingent payment to the founders of the acquired entity upon the achievement of the first milestone as a purchase

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

price adjustment during the year ended November 2, 2008. During the six months ended May 3, 2009, we paid less than $1 million (unaudited) in cash to shareholders of one of the acquired entities, based on the achievement of certain defined milestones, which was recorded to goodwill as additional purchase consideration.

During the fourth quarter of fiscal year 2008, we acquired the Bulk Acoustic Wave Filter, or BAW, business of Infineon Technologies AG for $32 million in cash. The purchase price was allocated to the acquired net assets based on estimated fair values as follows: total assets of $33 million, including intangible assets of $12 million and goodwill of $13 million, and total liabilities of $1 million. The intangible assets are being amortized over their useful lives ranging from 8 to 15 years. In addition, during the six months ended May 3, 2009, we recorded less than $1 million of additional transaction costs to goodwill related to the BAW acquisition.

During the second quarter of fiscal year 2009, we completed the acquisition of a manufacturer of motion control encoders from a Japan-based company for $7 million (unaudited) in cash, net of cash acquired, plus $3 million (unaudited) payable by us upon the collection of a specific trade receivable within six months of the closing of such acquisition. The preliminary purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $11 million (unaudited), including intangible assets of $4 million (unaudited), goodwill of $1 million (unaudited), and total liabilities of $4 million (unaudited).

Because each of these acquisitions was accounted for as a purchase transaction, the consolidated financial statements include the results of operations of the acquired companies commencing on their respective acquisition dates. Pro forma results of operations for the acquisitions completed in the fiscal years ended October 31, 2007 and November 2, 2008 and during the six months ended May 3, 2009 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to our financial results.

During the second quarter of fiscal year 2008, we made an investment of $2 million in a privately-held company. This investment is accounted for under the cost method and is included on the balance sheet in other long-term assets. We record at cost non-marketable investments where we do not have the ability to exercise significant influence or control and periodically review them for impairment. This investment was impaired during the six months ended May 3, 2009. See Note. 10 “Fair Value.”

4.	Transactions with Agilent

As a business segment within Agilent, Predecessor shared and operated under numerous agreements executed by Agilent with third parties, including but not limited to purchasing, manufacturing, supply, and distribution agreements; use of facilities owned, leased, and managed by Agilent; and software, technology and other intellectual property agreements. In conjunction with the SPG Acquisition, Agilent cooperated with us to novate, convey, transfer, assign or sublease certain specific agreements to us.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Allocated costs included in the accompanying Predecessor statement of operations are as follows (in millions):

One Month Ended November 30, 2005
Cost of products sold	$8
Research and development	8
Selling, general and administrative	15
Other income, net	—

Total allocated costs	$31

Predecessor Accounting

Predecessor derived revenue from the sales of products to other Agilent businesses of $1 million for the one month ended November 30, 2005. The revenue was recorded using a cost-plus methodology and may not necessarily represent a price an unrelated third-party would pay.

Predecessor purchased materials from other Agilent businesses of $1 million for the one month ended November 30, 2005. All purchases were at cost and were recorded in cost of products sold or inventory for the respective periods.

Allocated Costs

The Predecessor statement of operations includes direct expenses for cost of products sold, research and development, sales and marketing, distribution, and administration as well as allocations of expenses arising from shared services and infrastructure provided by Agilent. These allocated expenses include costs of centralized research and development, legal and accounting services, employee benefits, real estate and facilities, corporate advertising, insurance services, information technology, treasury and other corporate and infrastructure services. These expenses were allocated using estimates that Predecessor considered to be a reasonable reflection of the utilization of services provided to or benefits received by Predecessor relative to Agilent’s total costs. The allocation methods included headcount, square footage, actual consumption and usage of services, adjusted invested capital and others.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

5.	Balance Sheet Components

Inventory

Inventory consists of the following (in millions):

	Company
	October 31, 2007	November 2, 2008	May 3, 2009
			(unaudited)
Finished goods	$44	$80	$52
Work-in-process	78	87	70
Raw materials	18	21	29

Total inventory	$140	$188	$151

During the six months ended May 3, 2009, we recorded write-downs to inventories of $19 million, associated with reduced demand assumptions, compared to write-downs to inventories of $6 million recorded during the six months ended May 4, 2008.

Other Current Assets

Other current assets consist of the following (in millions):

	Company
	October 31, 2007	November 2, 2008
Prepayments	$10	$13
Non-U.S. transaction tax receivable	6	7
Other	9	14

Total other current assets	$25	$34

Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following (in millions):

	Company
	October 31, 2007	November 2, 2008
Land	$11	$11
Buildings and leasehold improvements	123	129
Machinery and equipment	320	375

Total property, plant and equipment	454	515
Accumulated depreciation and amortization	(162)	(216)

Total property, plant and equipment, net	$292	$299

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Depreciation expense was $5 million, $81 million, $85 million, and $74 million, for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, and November 2, 2008, respectively.

At October 31, 2007 and November 2, 2008, we had $22 million and $39 million of unamortized software costs, respectively, net of accumulated amortization of $16 million and $22 million, respectively.

At October 31, 2007 and November 2, 2008, we had $6 million and $9 million of assets under capital leases, respectively, net of accumulated amortization of $2 million and $4 million, respectively.

At October 31, 2007, property, plant and equipment with the gross carrying amount of $1 million and accumulated depreciation of less than $1 million were classified as assets of discontinued operation.

At November 2, 2008, property, plant and equipment held for sale with the gross carrying amount of $5 million and accumulated depreciation of $1 million were included in property, plant and equipment.

Other Current Liabilities

Other current liabilities consist of the following (in millions):

	Company
	October 31, 2007	November 2, 2008
Income taxes payable	$9	$21
Deferred revenue	7	11
Supplier liabilities	3	3
Customer deposit	1	—
Restructuring charges	5	1
Other	10	10

Total other current liabilities	$35	$46

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

6.	Goodwill

The following table summarizes changes in goodwill (in millions):

Company
Balance as of October 31, 2005	$—
2006 acquisitions:
Semiconductor Products Group (Note 3. “Acquisitions”)	348
2006 divestitures:
Storage Business	(155)
Printer ASICs Business	(77)

Balance as of October 31, 2006	$116
2007 acquisition (Note 3. “Acquisitions”)	6

Balance as of October 31, 2007	$122
2008 acquisitions (Note 3. “Acquisitions”)	47

Balance as of November 2, 2008	$169
2009 acquisition (unaudited) (Note 3. “Acquisitions”)	2

Balance as of May 3, 2009 (unaudited)	$171

7.	Intangible Assets

Amortizable purchased intangibles consist of the following (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
As of October 31, 2007:
Purchased technology	$714	$(117)	$597
Customer and distributor relationships	230	(50)	180
Other	2	(2)	—

Total	$946	$(169)	$777

As of November 2, 2008:
Purchased technology	$726	$(174)	$552
Customer and distributor relationships	246	(77)	169
Other	2	(2)	—

Total	$974	$(253)	$721

As of May 3, 2009 (unaudited):
Purchased technology	$726	$(203)	$523
Customer and distributor relationships	249	(88)	161
Other	3	(2)	1

Total	$978	$(293)	$685

Amortization of intangible assets included in continuing operations was zero, $111 million, $88 million, $85 million, $42 million (unaudited) and $40 million (unaudited) for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, November 2,

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

2008, and the six months ended May 4, 2008 and May 3, 2009, respectively. At October 31, 2007, intangible assets with the gross carrying amount of $28 million and accumulated amortization of $7 million were classified as assets of discontinued operation related to the pending sale of our Infra-red operation. See Note 17. “Discontinued Operations.”

During the year ended October 31, 2007, in connection with the POF Acquisition we recorded $17 million of intangible assets with weighted-average amortization period of 14 years. During the year ended November 2, 2008, we recorded $11 million and $12 million of intangible assets with weighted average amortization period of 7 years and 12 years, respectively, in connection with acquisitions in 2008. During the same period, we also acquired $6 million of intangible assets from a third-party with weighted-average amortization period of 18 years. During the quarter ended May 3, 2009, we recorded $4 million (unaudited) in intangible assets in conjunction with an acquisition based on a preliminary valuation. See Note 3. “Acquisitions.”

During the year ended October 31, 2007, intangible assets with a gross carrying amount of $21 million were sold as part of the Image Sensor operations, net of accumulated amortization of $8 million. See Note 17. “Discontinued Operations.”

As discussed in Note 12. “Restructuring and Asset Impairment Charges,” during the year ended October 31, 2007 we recorded an impairment charge pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” of $88 million for intangible assets (purchased technology and customer and distributor relationships), $72 million of which was recorded in cost of products sold and the remaining $16 million was recorded in operating expenses in the consolidated statement of operations.

Based on the amount of intangible assets subject to amortization at November 2, 2008, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2009	$79
2010	79
2011	76
2012	76
2013	76
Thereafter	335

$721

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Based on the amount of intangible assets subject to amortization at May 3, 2009, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
(unaudited)
2009 (remaining)	$39
2010	79
2011	77
2012	76
2013	76
2014	76
Thereafter	262

$685

The weighted average amortization periods remaining by intangible asset category at November 2, 2008 and May 3, 2009 were as follows (in years):

	November 2, 2008	May 3, 2009
		(unaudited)
Amortizable intangible assets:
Purchased technology	11	10
Customer and distributor relationships	9	9
Other	—	25

8.	Retirement Plans and Post-Retirement Benefits

Company

Effective October 31, 2007, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” or SFAS No. 158, which requires an employer to record non-cash adjustments to recognize the funded status of each of its defined benefit and postretirement benefit plans as a net asset or liability in its statement of financial position with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. Additionally, SFAS No. 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This additional provision becomes effective for us in fiscal year 2009. The incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet as of October 31, 2007 was as follows (in millions):

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Non-current deferred income tax liability	$2	$3	$5
Accumulated other comprehensive income	$—	$4	$4

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Assumed Plans.    Under the Asset Purchase Agreement with Agilent, the only defined benefit plans we were required to assume were for certain employees located in Taiwan, Korea, Germany, Italy and France. Generally, for each defined benefit plan we assumed, Agilent was required to transfer assets equal to the aggregate Accumulated Benefit Obligation, or ABO, of such plan on the acquisition date. We did not assume any other Agilent plans. These plans covered approximately 23% of our total employees as of November 2, 2008.

401(k) Defined Contribution Plan.    Our U.S. eligible employees participate in the Avago Technologies U.S. Inc. 401(k) Plan, or the 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The maximum contribution to the 401(k) Plan is 50% of an employee’s annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense is included in the corporate employee overhead rate allocation.

U.S. Post-Retirement Medical Benefit Plans.    Substantially all U.S. employees who meet retirement eligibility requirements as of their termination dates and who did not elect to receive retiree medical benefits from Agilent may receive post-retirement medical benefits under our retiree medical account program. Under our retiree medical account program, eligible retirees are allocated a spending account of either $40,000 or $55,000, depending on the retiree’s age at January 1, 2005, from which the retiree can receive reimbursement for premiums paid for medical coverage to age 65. U.S. employees who were age 50 or over on January 1, 2005 but did not satisfy Agilent’s eligibility requirements for its traditional retiree medical plan when they terminated employment with Agilent pursuant to the SPG Acquisition may be eligible for our traditional retiree medical plan upon meeting certain eligibility requirements and completing at least 2 years of Avago service. Once participating in the traditional retiree medical plan, retirees are provided with access to both pre-65 medical coverage and supplemental Medicare coverage with medical premiums based on the type of coverage chosen and the retiree’s combined length of service with us, Agilent and Hewlett-Packard Company. Retirees in this group are also given the option to choose the $55,000 retiree medical account program instead of the traditional retiree medical plan. The actuarial obligation for retiree medical benefits of $20 million was recorded as part of the SPG Acquisition.

Non-U.S Retirement Benefit Plans.    In addition to the defined benefit plan for certain employees in Taiwan, Korea, Japan, France, Italy and Germany, other eligible employees outside of the U.S. receive retirement benefits under various defined contribution retirement plans. Eligibility is generally determined based on the terms of our plans and local statutory requirements.

The net pension plan costs of our non-U.S defined benefit plans for the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 were $2 million, $2 million, $3 million, $1 million (unaudited) and $1 million (unaudited), respectively. The net pension plan costs of our post-retirement medical plan for the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 were $1 million, $1 million, $1 million, $1 million (unaudited) and less than $1 million (unaudited), respectively.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

For the year ended November 2, 2008, we recognized $3 million in accumulated other comprehensive loss (net of tax of $1 million), related to our non U.S. defined benefit plans, which consists of unrealized net actuarial losses, of which we expect to recognize less than $1 million as components of net periodic benefit costs over fiscal year ending November 1, 2009. We also recognized $2 million in accumulated other comprehensive loss (net of tax of $1 million) for the year ended November 2, 2008, related to our U.S. post-retirement benefit plans, which consists of unrealized net actuarial losses, of which we expect to recognize $1 million as components of net periodic benefit costs over fiscal year ending 2009. Other long-term assets include deferred tax assets relating to pension liabilities and post-retirement medical benefit plan liabilities.

Funded Status.    The funded status of the U.S. post-retirement medical benefit plans and non-U.S. defined benefit plans was as follows (in millions):

	Company
	Non-U.S. Defined Benefit Plans		U.S. Post-Retirement Medical Benefit Plans
	October 31, 2007	November 2, 2008	October 31, 2007	November 2, 2008
Change in plan assets:
Fair value—beginning of period	$9	$11	$—	$—
Currency impact	1	—	—	—
Employer contributions	1	—	—	—

Fair value of plan assets—end of period	$11	$11	$—	$—

Change in benefit obligation:
Benefit obligation—beginning of period	$16	$19	$17	$16
Addition to Plan	1	1	—	—
Service cost	2	2	1	1
Interest cost	1	1	1	1
Amendment	—	—	(1)	—
Actuarial (gain)/loss	(2)	(4)	(2)	(4)
Currency impact	1	—	—	—

Benefit obligation—end of period	$19	$19	$16	$14

Net accrued costs:
Plan assets less than benefit obligation	$(8)	$(8)	$(16)	$(14)
Unrecognized net actuarial (gain)/loss and net prior service credit	—	(4)	(7)	(3)
Accumulated other comprehensive income	—	4	7	3

	$(8)	$(8)	$(16)	$(14)

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

As of October 31, 2007 and November 2, 2008, the amounts of the obligations for our non-U.S. defined benefit plans were as follows (in millions):

	Company
	Non-U.S. Defined Benefit Plans
	October 31, 2007	November 2, 2008
Aggregate projected benefit obligation (“PBO”)	$19	$19
Aggregate accumulated benefit obligation (“ABO”)	$15	$16

It is expected that as of November 2, 2008 various benefit plans will make payments over the next ten years as follows (in millions):

	Non-U.S. Defined Benefit Plans	U.S. Post Retirement Medical Plans
2009	$—	$1
2010	1	1
2011	1	1
2012	1	1
2013	1	1
2014-2018	7	7

Assumptions.    The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the table below. The expected long-term return on assets below represents an estimate of long-term returns on investment portfolios primarily consisting of fixed income investments. We consider long-term rates of return, which are weighted, based on the asset classes (both historical and forecasted) in which we expect our pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans, which is September 30 and October 31 for the defined benefit and post retirement plans, respectively. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

	Assumptions for Benefit Obligation Company As of		Assumptions for Expense Company Year Ended
	October 31, 2007	November 2, 2008	October 31, 2006	October 31, 2007	November 2, 2008
Non-U.S. Defined Benefit Plans:
Discount rate	2.25%-5.25%	2.25%-6.50%	2.00%-4.25%	2.25%-5.25%	2.25%-5.25%
Average increase in compensation levels	3.00%-5.00%	2.50%-5.00%	2.50%-4.50%	3.00%-4.00%	3.00%-5.00%
Expected long-term return on assets	2.75%-5.60%	3.00%-5.25%	3.50%-6.75%	2.75%-5.60%	2.75%-5.60%

	Assumptions for Benefit Obligation Company As of		Assumptions for Expense Company Year Ended
	October 31, 2007	November 2, 2008	October 31, 2006	October 31, 2007	November 2, 2008
U.S. Post-Retirement Medical Benefit Plans:
Discount rate	6.250%	8.500%	5.250%	6.000%	6.000%
Current medical cost trend rate	9.000%	9.000%	9.000%	9.000%	9.000%
Ultimate medical cost trend rate	5.000%	5.000%	5.000%	5.000%	5.000%
Medical cost trend rate decreases to ultimate trend rate in year	2012	2013	2010	2011	2012

Assumed healthcare trend rates could have a significant effect on the amounts reported for the post-retirement medical plans. A one percentage point change in the assumed health care cost trend rates for the year ended November 2, 2008 would have the following effects:

	1% Increase	1% Decrease
Effect on post-retirement benefit obligation (in millions)	$1	$(1)
Percentage effect on post-retirement benefit obligation	6.9%	(5.9)%

A one percentage point increase or decrease in our healthcare cost trend rates would have increased or decreased the service and interest cost components of the net periodic benefit cost by less than $1 million.

Predecessor

General.    Substantially all of Predecessor’s employees were covered under various defined benefit and/or defined contribution plans. Additionally, the Predecessor sponsored post-retirement health care benefit plans for Predecessor’s eligible U.S. employees.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

U.S. Retirement-Related Plans.    Predecessor provided U.S. employees who met eligibility criteria under the retirement and deferred profit-sharing plans, which were generally based on an employee’s highest five consecutive years’ average pay during the years of employment and on length of service.

401(k) Defined Contribution Plan.    Predecessor’s U.S. eligible employees participated in Agilent’s 401(k) Plan, or the Predecessor’s 401(k) Plan. Under the Predecessor’s 401(k) Plan, Predecessor provided matching contributions to employees up to a maximum of 4% of an employee’s annual eligible compensation. The Predecessor’s 401(k) Plan expense is included in the corporate employee overhead rate allocation for Predecessor and not separately identifiable.

Post-Retirement Benefit Plans.    U.S. employees who met retirement eligibility requirements as of their termination dates may have participated in Agilent’s Non-Medicare Medical or Medicare Medical Plans under Agilent’s traditional retiree medical plan.

Medicare Prescription Drug, Improvement and Modernization Act of 2003.     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Act, was passed which expands Medicare to include an outpatient prescription drug benefit beginning in 2006. In May 2004, the FASB issued FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides guidance on how companies should account for the impact of the Act on its postretirement healthcare plans. Beginning in 2006, the federal government provided a non-taxable subsidy to employers that sponsor prescription drug benefits to retirees that are “actuarially equivalent” to Medicare Part D benefits. Agilent determined that the prescription drug benefits offered under the plans qualify for this subsidy. Effective in fourth quarter 2004, assuming that Agilent would continue to offer these benefits, Agilent reflected the expected subsidy according to the guidance in FSP 106-2 prospectively in Agilent’s financial statements. The adoption of FSP 106-2 had no material impact on accumulated post-retirement benefit obligation of net plan costs.

Non-U.S. Retirement Benefit Plans.     Eligible Predecessor employees outside the U.S. generally received retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility was generally determined in accordance with local statutory requirements.

For the one month ended November 30, 2005, the net pension costs of non-U.S. defined benefit plans transferred to Avago was zero.

Assumptions.    The assumptions used to determine the expense for Predecessor’s defined benefit and post-retirement benefit plans are presented in the table below. The expected long- term return on assets below represents an estimate of long-term returns on investment portfolios consisting of a mixture of equities, fixed income and alternative investments in proportion to the asset allocations of each of the plans. Predecessor considered long-term rates of return, which are weighted based, on the asset classes (both historical and forecasted) in which Predecessor expected its pension and post-retirement funds to be invested. Discount rates reflect the current rate at which pension and post-retirement obligations could be settled based on the measurement dates of the plans (October 31). Both U.S. and non-U.S. rates are

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

generally based on published rates for high-quality corporate bonds. The range of assumptions that are used for non-U.S. defined benefit plans reflects the different economic environments within various countries.

Predecessor Year Ended October 31, 2005
Non-U.S. defined benefit plans:
Discount rate	2.25-6.0%
Average increase in compensation levels	0-5.0%
Expected long-term return on assets	4.75-7.0%
U.S. post-retirement benefits plans:
Discount rate	5.75%
Expected long-term return on assets	8.50%
Current medical cost trend rate	10.00%
Ultimate medical cost trend rate	5.00%
Medical cost trend rate decrease to ultimate rate in year	2010

9.	Senior Credit Facilities and Borrowings

Our senior credit facilities and borrowings as of October 31, 2007, November 2, 2008 and May 3, 2009 consist of the following (in millions):

	October 31, 2007	November 2, 2008	May 3, 2009
			(unaudited)
Senior credit facilities:
Term loan facility	$—	$—	$—
Revolving credit facility	—	—	—
Notes:
10 1/8% senior notes due 2013	$403	$403	$403
Senior floating rate notes due 2013	250	50	50
11 7/8% senior subordinated notes due 2015	250	250	247

	$903	$703	$700

Senior Credit Facilities

In connection with the SPG Acquisition, we entered into a senior credit agreement with a syndicate of financial institutions. The senior secured credit facilities initially consisted of (i) a seven-year $725 million term loan facility and (ii) a six-year, $250 million revolving credit facility for general corporate purposes. As of October 31, 2006, the term loan facility had been permanently repaid in full and may not be redrawn. The revolving credit facility was increased to $375 million in the fourth quarter of fiscal year 2007. During the fourth quarter of fiscal year 2008, our revolving credit facility was impacted by the bankruptcy of Lehman Brothers Holdings Inc., or Lehman. As a result of the bankruptcy, we can no longer utilize Lehman’s credit commitment of $60 million, thus reducing total availability under our revolving credit facility to $315 million. In July 2009, Lehman assigned $35 million (unaudited) of its credit commitment to Barclays Bank PLC, which resulted in total availability under our revolving credit facility increasing to $350 million (unaudited).

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day or one-day notice referred to as swingline loans and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of May 3, 2009, we had no borrowings outstanding under the revolving credit facility, although we had $17 million (unaudited) of letters of credits outstanding under the facility. We drew $475 million under our term loan facility to finance a portion of the SPG Acquisition. On January 26, 2006, we drew the full $250 million under the delayed-draw portion of our term loan facility to retire all of our redeemable convertible preference shares. We used the net proceeds from the sale of our Storage Business and Printer ASICs Business to permanently repay borrowings under our term loan facility. Costs of approximately $19 million incurred in relation to the term loan facility were initially capitalized as debt issuance costs, amortized over the expected term as additional interest expense and unamortized costs were written off in conjunction with the repayment of the term loan facility.

Interest Rate and Fees:    Borrowings under the senior credit agreement bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the United States prime rate and (2) the federal funds rate plus 0.5% (or an equivalent base rate for loans originating outside the United States, to the extent available) or (b) a LIBOR rate (or the equivalent thereof in the relevant jurisdiction) determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. At November 2, 2008, the lender’s base rate was 4.00% and the one-month LIBOR rate was 2.58%. At May 3, 2009, the lender’s base rate was 3.25% and the one-month LIBOR rate was 0.41%. The applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings.

We are required to pay a commitment fee to the lenders under the revolving credit facility with respect to any unutilized commitments thereunder. At November 2, 2008 and May 3, 2009, the commitment fee on the revolving credit facility was 0.375% per annum. We must also pay customary letter of credit fees. The commitment fee is expensed as additional interest expense.

Maturity:    Principal amounts outstanding under the revolving credit facility are due and payable in full on December 1, 2011. As of November 2, 2008 and May 3, 2009, we had no borrowings outstanding under the revolving credit facility, although we had $17 million of letters of credit each outstanding under the facility, which reduce the amount available on a dollar-for-dollar basis.

Certain Covenants and Events of Default:    The senior credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our and our subsidiaries’ ability to:

•	incur additional debt or issue certain preferred shares;

•	create liens on assets;

•	enter into sale-leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

•	pay dividends and distributions, repurchase our capital stock or make other restricted payments;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the 11 7/8% senior subordinated notes);

•	make certain acquisitions;

•	amend material agreements governing our subordinated indebtedness (including the senior subordinated notes);

•	change our lines of business; and

•	change the status of our direct wholly owned subsidiary, Avago Technologies Holdings Pte. Ltd., as a passive holding company.

All obligations under the senior credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and that of each guarantor subsidiary, subject to certain exceptions.

In addition, the senior credit agreement requires us to maintain senior secured leverage ratios not exceeding levels set forth in the senior credit agreement. The senior credit agreement also contains certain customary affirmative covenants and events of default, including a cross-default triggered by certain events of default under our other material debt instruments.

Senior Notes and Senior Subordinated Notes

In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013, or senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015, or senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to as our outstanding notes. We received proceeds of $966 million, net of $34 million of related transaction expenses. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense.

Interest is payable on the senior fixed rate notes and the senior subordinated notes on a semi-annual basis at a fixed rate of 10.125% and 11.875%, respectively, per annum. Interest is payable on the senior floating rate notes on a quarterly basis at a rate of three-month LIBOR plus 5.5%. The rate for the senior floating rate notes was 8.31% and 6.76% at November 2, 2008 and May 3, 2009, respectively.

We may redeem all or any part of the senior fixed rate notes at any time prior to December 1, 2009 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date. We can redeem the senior floating rate notes on or after December 1, 2007 and the senior fixed rate notes on or

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

after December 1, 2009 at fixed redemption prices set forth in the indenture governing the senior notes plus accrued but unpaid interest through the redemption date. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

We may redeem all or any part of the senior subordinated notes (i) at any time prior to December 1, 2010 at a redemption price equal to 100% of the principal amount of the notes redeemed plus a defined premium and accrued but unpaid interest through the redemption date, and (ii) on or after December 1, 2010 at fixed redemption prices set forth in the indenture governing the senior subordinated notes plus accrued but unpaid interest through the redemption date. In addition, upon a change of control of our company, we generally will be required to make an offer to redeem the senior subordinated notes from the holders at 101% of the principal amount plus accrued but unpaid interest through the redemption date.

The senior notes are unsecured and effectively subordinated to all of our existing and future secured debt (including obligations under our senior credit agreement), to the extent of the value of the assets securing such debt. The senior subordinated notes are unsecured and subordinated to all of our existing and future senior indebtedness, including our senior credit agreement and the senior notes.

Certain of our subsidiaries have guaranteed the obligations under the senior credit agreement, have guaranteed the obligations under the senior notes on a senior unsecured basis, and have guaranteed the obligations under the senior subordinated notes on a senior subordinated unsecured basis.

The indentures governing our outstanding notes limit our and our subsidiaries’ ability to:

•	incur additional indebtedness and issue disqualified stock or preferred shares;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock or make other restricted payments;

•	make investments, acquisitions, loans or advances;

•	incur or create liens;

•	transfer or sell certain assets;

•	engage in sale and lease back transactions;

•	declare dividends or make other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

Subject to certain exceptions, the indentures governing our outstanding notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

indebtedness. In addition, the indentures contain customary events of default provisions, including a cross-default provision triggered by certain events of default under our senior credit agreement.

Debt Repayments

During fiscal year 2007, we repurchased $97 million in principal amount of the senior fixed rate notes and paid $7 million in early tender premium in the tender offer, plus accrued interest, resulting in a loss on extinguishment of debt of $12 million, which consisted of $7 million early tender premium, $4 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.

During fiscal year 2008, we redeemed $200 million in principal amount of the senior floating rate notes. We redeemed the senior floating rate notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

During the six months ended May 3, 2009, we repurchased $3 million (unaudited) in principal amount of senior subordinated notes from the open market, resulting in a gain on extinguishment of debt of $1 million (unaudited).

Debt Issuance Costs

Unamortized debt issuance costs associated with the notes and the secured senior credit facility were $22 million and $20 million (unaudited) at November 2, 2008 and May 3, 2009, respectively, and are included in other current assets and other long-term assets on the balance sheet. Amortization of debt issuance costs is classified as interest expense in the consolidated statement of operations.

Other Borrowing

In connection with an acquisition in the first quarter of fiscal 2008, we assumed a $2 million loan secured by land and building which was repaid during the quarter ended August 3, 2008. See also Note 3. “Acquisitions.”

Predecessor

The Predecessor had no borrowings during any period presented.

10.	Fair Value

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also provides for expanded information about the extent to which

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. This standard does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued FSP No. FAS 157-1 and FSP No. FAS 157-2. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions. FSP No. FAS 157-2 delays the effective date of SFAS No. 157 by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active,” or FSP No. FAS 157-3, to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP No. FAS 157-3 is effective immediately.

We adopted SFAS No. 157 at the beginning of fiscal year 2009. SFAS No. 157 is effective for nonfinancial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, which is our fiscal year 2010. The adoption of SFAS No. 157 did not impact our consolidated financial position or results of operations.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1—Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. As of May 3, 2009, we held no Level 1 assets or liabilities.

Level 2—Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any market activity for the asset or liability at the measurement date.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Assets Measured at Fair Value on a Recurring Basis

The table below sets forth by level our financial assets that were accounted for at fair value as of May 3, 2009. The table does not include cash on hand and also does not include assets that are measured at historical cost or any basis other than fair value (unaudited) (in millions).

	Portion of Carrying Value Measured at Fair Value as of May 3, 2009	Fair Value Measurement at Reporting Date using Significant Other Observable Inputs (Level 2)
Time deposits(1)	$225	$225

Total assets measured at fair value	$225	$225

(1)	Included in cash and cash equivalents in our consolidated balance sheet

We measure time deposits at fair value quoted by the banks which do not materially differ from the carrying values of these instruments in the financial statements.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table presents our assets that are measured at fair value on a nonrecurring basis at least annually or on a quarterly basis, if impairment is indicated (unaudited) (in millions):

	Fair Value as of May 3, 2009	Fair Value Measurement at Reporting Date using Significant Other Unobservable Inputs (Level 3)	Impairment Charges for the Six Months Ended May 3, 2009
Investment in a Privately-Held Company	$—	$—	$(2)

The following table presents our Level 3 asset activities during the six months ended May 3, 2009 (unaudited) (in millions):

	Beginning Balance	Transfer Into Level 3	Loss Recognized in Statements of Operations	Ending Balance
Investment in a Privately-Held Company	$—	$2	$(2)	$—

Our investments in privately-held companies are accounted for using the cost method as we have no significant influence over the investee. The investments are recorded in other long-term assets. The investments are subject to periodic impairment review, which requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. One of our investments was measured at

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

fair value during the first six months of fiscal year 2009 due to events or circumstances identified that significantly impacted the fair value of this investment. We measured fair value using analysis of the financial condition and near-term prospect of the investee, including recent liquidity issues as well as other economic variables. As a result, for the six months ended May 3, 2009, we recorded a $2 million (unaudited) other-than-temporary impairment charge related to this investment. The impairment charge was included in other income (expense), net in the consolidated statements of operations. No impairment charges were recorded during the six months ended May 4, 2008. The investment was classified as a Level 3 asset because we used unobservable inputs to value it, reflecting our assumptions about the assumptions market participants would use in pricing this investment due to the absence of quoted market prices and inherent lack of liquidity.

Fair Value of Other Financial Assets

The following table presents the carrying amounts and fair values of financial instruments as of October 31, 2007 and November 2, 2008 (in millions):

	Company
	October 31, 2007		November 2, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Variable rate debt	$250	$257	$50	$42
Fixed rate debt	653	722	653	541

The fair values of cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments. The fair value of our long-term debt is based on quoted market rates.

11.	Shareholders’ Equity

Company

Effective January 30, 2006, the Singapore Companies Act was amended to, among other things, eliminate the concepts of par value, share premium and authorized share capital. As a result of the Singapore Companies Act amendments, effective January 30, 2006, our outstanding shares have no par value, and any amount standing to the credit of our share premium account or capital redemption reserve are part of our share capital for all periods presented.

Ordinary and Redeemable Convertible Preference Shares

In December 2005, we issued 210,229,361 ordinary shares for proceeds of $1,043 million and 250,000 shares of redeemable convertible cumulative preference shares, or preference shares, for $250 million. In January 2006, we redeemed 248,848 shares of preference shares for cash and the remaining balance was converted into 230,400 ordinary shares. A pro-rata dividend at a rate of 3% per annum was paid on the shares redeemed in accordance with the

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

terms of the preference shares. During fiscal 2006, we issued 3,810,854 ordinary shares for proceeds of $19 million to employees of the Company and repurchased 29,000 ordinary shares for less than $1 million cash. During fiscal years 2007 and 2008, we repurchased a total of 781,000 ordinary shares from terminated employees for $7 million cash and issued 28,509 ordinary shares for less than $1 million. During the six months ended May 3, 2009, we issued 574,382 ordinary shares and repurchased 155,800 (unaudited) ordinary shares from terminated employees for $1 million (unaudited) cash.

At October 31, 2006, October 31, 2007, November 2, 2008 and May 3, 2009, 3,808,520, 3,498,520, 3,056,029 and 3,474,611 (unaudited) ordinary shares issued to employees, respectively, are considered temporary equity under the provisions of SEC Accounting Series Release No. 268, “Presentation in Financial Statements of ‘Redeemable Preferred Stocks‘,” due to having a contingent cash-settlement feature upon the death or disability of the shareholder for a period of five years from the issuance of such shares. As such, approximately $19 million, $17 million, $12 million and $11 million (unaudited) recognized in ordinary shares should be considered temporary equity of the Company at October 31, 2006, October 31, 2007, November 2, 2008 and May 3, 2009, respectively.

Share Option Plans

Effective December 1, 2005, we adopted two equity-based compensation plans, the Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries, or the Executive Plan, and the Equity Incentive Plan for Senior Management Employees of Avago Technologies Limited and Subsidiaries, or the Senior Management Plan and, together with the Executive Plan, the Equity Incentive Plans, which have been amended, to authorize the grant of options and share purchase rights covering up to 30 million ordinary shares.

Under the Executive Plan, options generally vest at a rate of 20% per year based on the passage of time, and the passage of time and attaining certain performance criteria, in each case subject to continued employment. Those options subject to vesting based on the passage of time may accelerate by one year upon certain terminations of employment. Under the Senior Management Plan, options generally vest at a rate of 20% per year based on the passage of time and continued employment.

Under the Equity Incentive Plans, awards generally expire ten years following the date of grant unless granted to a non-employee, in which case the awards generally expire five years following the date of grant and are granted at a price equal to the fair market value.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

A summary of award activity follows (in millions, except years and per share amounts).

	Awards Outstanding
	Awards Available for Grant	Number Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of October 31, 2005	—	—	$—
Shares authorized	30	—	$—
Issued as part of the SPG Acquisition (see Note 3. “Acquisitions”)	(1)	1	$1.25
Granted	(24)	24	$5.06
Exercised	—	(4)	$5.01
Cancelled	3	(3)	$4.87

Outstanding as of October 31, 2006	8	18	$4.87
Granted	(6)	6	$8.98
Cancelled	4	(4)	$4.91

Outstanding as of October 31, 2007	6	20	$6.07
Granted	(5)	5	$10.42
Cancelled	4	(4)	$6.10

Balance as of November 2, 2008	5	21	$7.03	7.57	$78
Granted (unaudited)	(3)	3	$9.33
Exercised (unaudited)	—	(1)	$5.00
Cancelled (unaudited)	1	(1)	$6.24

Balance as of May 3, 2009 (unaudited)	3	22	$7.49	7.43	$20

Vested as of November 2, 2008		7	$5.41	6.73	$34
Vested and expected to vest as of November 2, 2008		18	$6.75	7.44	$71
Vested as of May 3, 2009 (unaudited)		8	$5.88	6.36	$13
Vested and expected to vest as of May 3, 2009 (unaudited)		18	$7.21	7.24	$19

The following table summarizes significant ranges of outstanding and exercisable awards as of May 3, 2009 (unaudited) (in millions, except years and per share amounts):

	Awards Outstanding			Awards Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$ 0.00-4.00	1	3.57	$1.25	1	$1.25
4.01-8.00	10	6.34	$5.17	6	$5.09
8.01-12.00	11	8.72	$10.14	1	$10.22

Total	22	7.43	$7.49	8	$5.88

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Share-Based Compensation

Effective November 1, 2006, or fiscal year 2007, we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation model with a straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current fair value of the underlying ordinary shares. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our ordinary shares.

On August 28, 2008, our Compensation Committee approved a change in the financial performance vesting targets applicable to options to purchase 3.8 million ordinary shares outstanding under our equity incentive plans, including 2.7 million options originally granted prior to the adoption of SFAS No. 123R, impacting 43 employees. This change was accounted for as a modification under SFAS No. 123R. As a result of this modification, all variable accounting on outstanding employee options ceased, and instead, pursuant to SFAS No. 123R, we will recognize unamortized intrinsic value of these modified options over the remaining service period. Based on the full achievement of performance of targets, as of the modification date, $6 million is subject to amortization of the remaining service period of approximately three years.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The impact on our results for both employee and non-employee share-based compensation for the years ended October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 was as follows (in millions):

	Company
	Year Ended		Six Months Ended
	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009

			(unaudited)
Cost of products sold	$1	$—	$—	$—
Research and development	—	3	1	2
Selling, general and administrative	11	12	8	2

Total share-based compensation expense	$12	$15	$9	$4

The weighted-average assumptions utilized for our Black-Scholes valuation model for options granted during the years ended October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 are as follows:

	Company
	Year Ended		Six Months Ended
	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009

			(unaudited)
Risk-free interest rate	4.6%	3.4%	3.2%	2.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	47.0%	44.0%	44.0%	57.0%
Expected term (in years)	6.5	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107, This method was allowed until December 31, 2007. However, on December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” or SAB No. 110, which will allow continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term. For a portion of the option grants issued during the quarter ended May 3, 2009, which did not meet the criteria of “plain vanilla” options under SAB No. 110, our computation of expected life was based on other data, such as the data of peer companies and company-specific attributes which management believed could affect employees’ exercise behavior.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the years ended October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 was $5.07, $5.08, $4.91 (unaudited) and $3.60 (unaudited), respectively.

Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.

Total compensation cost of options granted but not yet vested as of May 3, 2009 was $22 million (unaudited), which is expected to be recognized over the weighted average period of 3 years.

For the year ended October 31, 2006, total employee and non-employee share-based compensation expense was $3 million, which was recorded in accordance with APB No. 25.

During the second quarter of fiscal year 2009, we recorded $2 million (unaudited) as share-based compensation expense in connection with the employee separation agreement entered into with our former Chief Operating Officer. See Note 12. “Restructuring and Asset Impairment Charges.”

12.	Restructuring and Asset Impairment Charges

Company

During the year ended October 31, 2006, we initiated new restructuring plans to reduce our workforce by approximately 80 employees related to certain product line rationalizations. In addition, we continued to incur charges related to the Predecessor restructuring plans assumed by us as part of the SPG Acquisition. Total charges incurred during this period were $5 million, $2 million of which were recorded under cost of products sold and the remainder of which were recorded under research and development. As of October 31, 2006, we had paid $5 million in cash in conjunction with the new restructuring plans, and substantially completed the Predecessor restructuring plan.

In the first quarter of fiscal year 2007, we began to increase the use of outsourced service providers in our manufacturing operations, particularly our assembly and test operations, to lower our costs and reduce the capital deployed in these activities. In connection with this strategy, we introduced a largely voluntary severance program intended to reduce our workforce and resulting in an approximately 40% decline in our employment, primarily in our major locations in Asia. The increased use of outsource providers combined with other factors including real estate appraisals also led us to evaluate the recoverability of certain long-lived assets to determine whether there had been a material impairment pursuant to SFAS No. 144. Consequently, during the year ended October 31, 2007, we incurred asset impairment charges and restructuring charges of $158 million and $51 million, respectively. The asset impairment charges included $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

million. The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use of the asset group were discounted by an interest rate commensurate with the risk of the cash flows. The restructuring charges predominantly represented associated one-time employee termination costs.

During the fiscal year ended November 2, 2008, we continued to expand our outsourcing strategy and initiated restructuring plans in connection with product line rationalizations. As a result we recorded $12 million of restructuring charges predominantly representing associated one-time employee termination costs.

In January 2009, we committed to a restructuring plan intended to realign our cost structure with the current macroeconomic business conditions. The plan eliminates approximately 230 positions or 6% of our global workforce and was substantially completed in the second quarter of fiscal year 2009. These employment terminations occurred in various geographies and functions worldwide. In connection with this plan, we recorded $10 million (unaudited) in one-time employee termination costs during the six months ended May 3, 2009. As of May 3, 2009, $9 million (unaudited) of this charge has been paid and the remaining balance will be paid in the third quarter of fiscal year 2009.

In January 2009, we committed to a plan to outsource certain manufacturing facilities in Germany relating to an acquisition completed in fiscal year 2007. This outsourcing is expected to be completed by the third quarter of fiscal year 2009. During the six months ended May 3, 2009, we recorded $5 million (unaudited) of one-time employee termination costs and $1 million (unaudited) related to asset abandonment and other exit costs in connection with this plan. We expect to incur approximately $1 million (unaudited) related to excess lease costs through the third quarter of fiscal year 2009 related to this plan. As of May 3, 2009, $1 million (unaudited) of this charge has been paid and the remaining balance will be paid in the third quarter of fiscal year 2009.

During the quarter ended February 1, 2009, we recorded $1 million (unaudited) of estimated one-time employee termination costs in connection with the departure of our Chief Operating Officer in January 2009. Subsequent to the quarter ended May 3, 2009, this amount has been paid in full. In addition, we recognized $2 million (unaudited) as share-based compensation expense in connection with the employee separation agreement with our former Chief Operating Officer.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The significant activity within and components of the restructuring charges during the years ended October 31, 2007 and November 2, 2008 and the six months ended May 3, 2009 are as follows (in millions):

	Employee Termination Costs	Asset Abandonment Costs	Excess Lease	Total
Beginning balance as of October 31, 2006	$—	$—	$—	$—
Charges to cost of products sold	28	1	—	29
Charges to operating expenses	18	3	1	22
Cash payments	(41)	—	(1)	(42)
Non-cash portion	—	(4)	—	(4)

Accrued restructuring as of October 31, 2007—included in other current liabilities	5	—	—	5
Charges to cost of products sold	6	—	—	6
Charges to operating expenses	5	—	1	6
Cash payments	(15)	—	(1)	(16)

Accrued restructuring as of November 2, 2008—included in other current liabilities	1	—	—	1
Charges to cost of products sold (unaudited)	8	1	—	9
Charges to operating expenses (unaudited)	8	—	—	8
Non-cash portion (unaudited)	—	(1)	—	(1)
Cash payments (unaudited)	(11)	—	—	(11)

Accrued restructuring as of May 3, 2009 (unaudited)—included in other current liabilities	$6	$—	$—	$6

Predecessor

During the one month ended November 30, 2005, Predecessor incurred $1 million of one-time employee termination costs related to restructuring activities which were charged to selling, general and administrative expenses.

13.	Income Taxes

Company

Consequent to the incorporation of Avago in Singapore, domestic operations reflect the results of operations based in Singapore.

Predecessor

Predecessor operating results were historically included in Agilent’s consolidated U.S. federal and state income tax returns and non-U.S. jurisdiction tax returns. Provision for income taxes in the financial statements has been determined on a separate return basis. Predecessor is required to assess the realization of its net deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment any utilization of those losses by Agilent. This assessment requires that Predecessor’s management make judgments

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

about benefits that could be realized from future taxable income, as well as other positive and negative factors influencing the realization of deferred tax assets. Due to the cumulative losses incurred in the U.S. and certain non-U.S. locations, Predecessor recorded a valuation allowance against any deferred assets in these jurisdictions as of October 31, 2005. All tax return attributes Predecessor generated, as calculated on a separate return methodology not used by Agilent historically, were retained by Agilent.

Components of Income Before Taxes from Continuing Operations

For financial reporting purposes, “Income (loss) from continuing operations before income taxes” included the following components (in millions):

	Predecessor	Company
	One Month Ended	Year Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008
Company
Domestic loss		$(249)	$(125)	$26
Foreign income (loss)		24	(87)	34

Predecessor
Domestic loss	$(17)
Foreign income (loss)	(6)

Income (loss) from continuing operations before income taxes	$(23)	$(225)	$(212)	$60

Components of Provision for Income Taxes

Company

We have obtained several tax incentives from the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. Each tax incentive is separate and distinct from the others, and may be granted, withheld, extended, modified, truncated, complied with or terminated independently without any effect on the other incentives. In order to retain these tax benefits, we must meet certain operating conditions specific to each incentive relating to, among other things, maintenance of a treasury function, a corporate headquarters function, specified intellectual property activities and specified manufacturing activities in Singapore. Some of these operating conditions are subject to phase-in periods through 2015. The tax incentives are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. For the fiscal years ended October 31, 2006, 2007, and November 2, 2008, the effect of all these tax incentives, in the aggregate, was to reduce the overall provision for income taxes and reduce net loss from what it otherwise would have been in such year by $19 million, $19 million and $24 million, respectively, and reduce diluted net loss per share for the years ended October 31, 2006 and 2007 by $0.09 and $0.09, respectively, and increase diluted net income per share for the fiscal year ended November 2, 2008 by $0.11 per share.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Significant components of the provision for income taxes from continuing operations are as follows (in millions):

	Predecessor	Company
	One Month Ended	Year Ended
	November 30, 2005	October 31,	October 31,	November 2,
		2006	2007	2008
Current tax expense:
Domestic	$—	$2	$2	$4
Foreign	2	6	9	8

	$2	$8	$11	$12

Deferred tax expense (benefit)
Domestic	$—	$(1)	$3	$—
Foreign	—	(4)	(6)	(9)

	$—	$(5)	$(3)	$(9)

Total provision for income taxes	$2	$3	$8	$3

Predecessor

Agilent had negotiated tax holidays on earnings in certain foreign jurisdictions in which Predecessor operated which expire in various fiscal years beginning in 2008. The tax holidays provide lower rates of taxation on certain classes of income and were conditional upon Agilent meeting certain employment and investment thresholds.

Rate Reconciliation

A reconciliation of the expected statutory tax rate (computed at the Predecessor’s U.S. statutory income tax rate of 35% and the Company’s Singapore then prevailing statutory tax rate of 20% or 18%) to the actual tax rate on income from continuing operations is as follows:

	Predecessor	Company
	One Month Ended November 30, 2005	Year Ended
		October 31, 2006	October 31, 2007	November 2, 2008
Expected statutory tax rate	(35.0)%	(20.0)%	(18.0)%	18.0%
Homeland Investment Act Dividend Repatriation	0.0%	0.0%	0.0%	0.0%
Foreign income taxed at different rates	14.9%	(0.2)%	8.0%	1.9%
Nondeductible goodwill	0.3%	0.0%	0.0%	0.0%
U.S. R&D credits	(1.3)%	0.0%	(0.3)%	0.0%
Tax Holidays and Concessions	0.0%	21.5%	11.5%	(0.1)%
Other, net	(0.4)%	0.0%	2.6%	0.2%
Valuation Allowance	30.2%	0.0%	0.0%	(15.0)%

Actual tax rate on income from continuing operations	8.7%	1.3%	3.8%	5.0%

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Summary of Deferred Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carryforwards. The significant components of deferred tax assets and deferred tax liabilities included on the balance sheets were as follows (in millions):

	October 31,	November 2,
	2007	2008
Deferred income tax assets:
Depreciation and amortization	$22	$23
Inventory	1	2
Receivables	2	2
Employee benefits	2	6
Stock options	4	6
Net operating loss carryovers and credit carryovers	30	29
Other deferred income tax assets	4	2

Gross deferred tax assets	$65	$70
Less valuation allowance	(51)	(31)

Deferred income tax assets	$14	$39

Deferred income tax liabilities
Depreciation and amortization	$—	$8
Inventory	1	1
Employee benefits	3	—
Other deferred income tax liabilities	2	20
Foreign earnings not permanently reinvested	2	2

Deferred income tax liabilities	$8	$31

Net deferred income tax asset (liability)	$6	$8

The above net deferred income tax asset has been reflected in the accompanying balance sheets as follows (in millions):

	October 31,	November 2,
	2007	2008
Current asset	$2	$5
Current liability	(3)	(18)

Net current income tax asset (liability)	$(1)	$(13)

Non-current asset	$12	$33
Non-current liability	(5)	(13)

Net non-current income tax asset (liability)	$7	$20

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

As of November 2, 2008, we had Singapore net operating loss carryforwards of $40 million, foreign net operating loss carryforwards of $47 million, and U.S. net operating loss carryforwards of $30 million. The Singapore net operating losses have no limitation on utilization. For foreign net operating losses, $41 million of the losses have no limitation on utilization and the remaining balance of the losses expire in various fiscal years beginning 2008. U.S. federal net operating loss carryforwards expire beginning in fiscal year 2016.

We consider all operating income of foreign subsidiaries not to be permanently reinvested outside Singapore. We have provided $2 million for foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, the cumulative amount of which is estimated to be $85 million and $128 million as of October 31, 2007 and November 2, 2008, respectively.

We adopted the provisions of FIN No. 48 on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $20 million at the date of adoption, for which we recognized approximately a $10 million increase in the liability for unrecognized tax benefits. At the adoption, our balance sheet also reflected an increase in other long-term liabilities, accumulated deficit and deferred tax assets of approximately $10 million, $9 million and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the other long-term liabilities line in the consolidated balance sheet.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in millions):

Beginning balance as of November 1, 2007 (date of adoption)	$20
Settlements and effective settlements with tax authorities and related remeasurements	—
Lapse of statute of limitations	—
Increases in balances related to tax positions taken during prior periods	2
Decreases in balances related to tax positions taken during prior periods	(7)
Increases in balances related to tax positions taken during current period	3

Ending balance as of November 2, 2008	$18

Prior to the adoption of FIN No. 48, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the year ended November 2, 2008 we provided for additional interest that increased our accrual of interest and penalties to approximately $3 million, which is included in the consolidated balance sheet at November 2, 2008. The accrual for interest and penalties did not materially change during the six months ended May 3, 2009.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Included in the balance of unrecognized tax benefits at November 2, 2008 are approximately $16 million of tax benefits that, if recognized, would affect the effective tax rate. There were no significant changes to the unrecognized tax benefits during the six months ended May 3, 2009.

Although the timing of the resolution and/or closure on audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining subject to examination, we are unable to estimate the range of possible adjustments to the balance of gross unrecognized tax benefits.

We are subject to examination by the tax authorities with respect to the periods subsequent to the SPG Acquisition. We are not under Singapore income tax examination at this time. The Company is subject to Singapore income tax examinations for all years from the year ended October 31, 2006. The Company is also subject to examinations in major foreign jurisdictions, including the United States, for all years from the year ended October 31, 2006.

For the six months ended May 4, 2008, we recorded an estimated income tax provision of $7 million (unaudited) in continuing operations compared to $3 million (unaudited) for the six months ended May 3, 2009.

14.	Interest Expense

Interest expense of $143 million, $109 million, $86 million, $45 million (unaudited) and $38 million (unaudited) for the years ended October 31, 2006, October 31, 2007 and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009, respectively, consisted primarily of (i) interest expense of $121 million, $105 million, $82 million, $43 million (unaudited) and $36 million (unaudited), respectively, with respect to the senior notes, senior subordinated notes, and previously outstanding debt under the senior secured credit facilities, all issued or incurred in connection with the SPG Acquisition, including commitment fees for expired credit facilities; and (ii) amortization of debt issuance costs of $22 million, $4 million, $4 million, $2 million (unaudited) and $2 million (unaudited), respectively.

15.	Other Income (Expense), net

The following table presents the detail of other income, net (in millions):

	Predecessor	Company
	One Month Ended	Year Ended			Six Months Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
					(unaudited)
Other income	$—	$6	$4	$—	$1	$1
Interest income	—	6	10	4	2	1
Other expense	—	—	—	(8)	(1)	(6)

Other income (expense), net	$—	$12	$14	$(4)	$2	$(4)

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

16.	Sale of the Camera Module Business

On February 3, 2005, Predecessor completed the sale of the Camera Module Business to Flextronics International Ltd. pursuant to an Asset Purchase Agreement dated October 27, 2004 as amended. Flextronics agreed to purchase the fixed assets, inventory and intellectual property and assume operating liabilities. Flextronics paid approximately $13 million upon closing and paid an additional $12 million (in twelve equal quarterly installments) each fiscal quarter following the sale closing date, which was recorded as receivable by us as part of purchase accounting. Based on SFAS No. 144 and FASB Emerging Issues Task Force No. 03-13, “Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operation,” Predecessor concluded that it had continuing involvement with the disposed business as it would continue to be the primary supplier to the buyer (Flextronics International Ltd.) for a key component for Camera Module products, and thus the divestiture did not meet the criteria for discontinued operations.

17.	Discontinued Operations

Storage Business

In October 2005, we entered into a definitive agreement to sell our Storage Business to PMC-Sierra Inc. subject to certain conditions, including our completion of the SPG Acquisition from Agilent. This transaction closed on February 28, 2006, resulting in $420 million of net proceeds to us. The assets and liabilities of the Storage Business were classified as held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in the purchase price allocation and no gain or loss was recorded on the sale. In March 2006, we used the net proceeds from this sale to permanently repay a portion of the term loan facility described in Note 9. “Senior Credit Facilities and Borrowings.”

The following table summarizes the results of operations of the Storage Business, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 respectively (in millions):

	Predecessor	Company
	One Month Ended	Year Ended			Six Months Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
					(unaudited)
Net revenue	$8	$28	$—	$—	$—	$—
Costs, expenses and other income, net	(6)	(26)	1	—	—	—

Income from and gain on discontinued operations, net of taxes	$2	$2	$1	$—	$—	$—

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The following table presents the Storage Business’ assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$5
Other current assets	4
Property, plant and equipment, net	8
Goodwill and intangible assets, net	404

Total assets of discontinued operation	421
Liabilities:
Current liabilities
Net assets of discontinued operation	1

$420

Printer ASICs Business

In February, 2006, we entered into a definitive agreement to sell our Printer ASICs Business to Marvell Technology Group Ltd, or Marvell. Our agreement with Marvell also provided for up to $35 million in additional earn-out payments by Marvell to us based solely on the achievement of certain revenue targets in respect of the acquired business subsequent to the acquisition. This transaction closed on May 1, 2006 resulting in $245 million of net proceeds to us. There was no gain or loss on the sale as the fair value of the assets and liabilities were reflected in the purchase price allocation for the SPG Acquisition. In May 2006, we used the net proceeds, together with other available cash, to permanently repay a portion of the term loan facility described in Note 9. “Senior Credit Facilities and Borrowings.”

The following table summarizes the results of operations of the Printer ASICs Business, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, November 2, 2008, and the six months ended May 4, 2008 and May 3, 2009, respectively (in millions):

	Predecessor	Company
	One Month Ended	Year Ended			Six Months Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
					(unaudited)
Net revenue	$10	$71	$—	$—	$—	$—
Costs, expenses and other income, net	(11)	(70)	—	—	—	—
Gain on sale of business	—	—	10	25	—	—

Income (loss) from and gain on discontinued operations, net of taxes	$(1)	$1	$10	$25	$—	$—

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

During fiscal year 2007, we received $10 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations. During fiscal year 2008, we received $25 million of the earn-out payment from Marvell and recorded it as a gain on discontinued operations.

The following table presents the Printer ASICs Business’ assets and liabilities that were sold (in millions):

Company
Assets:
Inventory	$17
Other current assets	10
Property, plant and equipment, net	15
Goodwill and intangible assets, net	207

Total assets of discontinued operation	249

Liabilities:
Current liabilities	4

Net assets of discontinued operation	$245

Image Sensor Operations

In November 2006, we entered into a definitive agreement to sell our Image Sensor operations to Micron Technology, Inc. for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $57 million of net proceeds, including $4 million of earn-out payments during the year ended October 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the Image Sensor operations to another party for $12 million. We recorded a gain on the sale of approximately $50 million for both of these transactions, which was reported as income and gain from discontinued operations.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The following table summarizes the results of operations of the Image Sensor operations, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 respectively (in millions):

	Predecessor	Company
	One Month Ended	Year Ended			Six Months Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
					(unaudited)
Net revenue	$6	$41	$9	$—	$—	$—
Costs, expenses and other income, net	(7)	(50)	(8)	—	—	—
Gain on sale of business	—	—	50	6	6	—

Income (loss) from and gain on discontinued operations, net of taxes	$(1)	$(9)	$51	$6	$6	$—

During fiscal years 2007 and 2008, we received earn-out payments of $4 million and $6 million, respectively, from Micron.

The following table presents the Image Sensor operations’ assets and liabilities that were sold (in millions):

Company
Assets:
Property, plant and equipment, net	$4
Intangible assets, net	13

Total assets of discontinued operation	17

Liabilities:
Current liabilities	1

Net assets of discontinued operation	$16

Infra-red Operations

In October 2007, we entered into a definitive agreement to sell our Infra-red operations to Lite-On Technology Corporation for $19 million in cash, $2 million payable upon receipt of local regulatory approvals, and the right to receive guaranteed cost reductions or rebates of $10 million based on our future purchases of non infra-red products from Lite-On (which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). During the quarter ended August 3, 2008, we formally notified Lite-On that the first phase of planned cost reductions had not been achieved and requested that they issue a rebate of $4.9 million. Under the agreement, we also agreed to a minimum purchase commitment of non

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

infra-red products over the next three years. This transaction closed in January 2008 and we recorded a gain of $3 million in the first quarter, which was reported within income from and gain on discontinued operations in the consolidated statement of operations. The transaction was subject to certain post closing adjustments in accordance with the agreement. During fiscal year 2008, we entered into settlement discussions with Lite-On regarding the remaining sales price receivable and the cost reductions and based on those discussions, determined that certain amounts due would likely not be received. As such, we recorded an overall loss from disposal of Infra-red operations of $5 million during fiscal year 2008. During fiscal year 2009, we received the remaining $2 million (unaudited) receivable from Lite-On in accordance with the finalized settlement agreement.

The following table summarizes the results of operations of the Infra-red operations, included in discontinued operations in our consolidated statements of operations for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 respectively (in millions):

	Predecessor	Company
	One Month Ended	Year Ended			Six Months Ended
	November 30, 2005	October 31, 2006	October 31, 2007	November 2, 2008	May 4, 2008	May 3, 2009
					(unaudited)
Net revenue	$5	$38	$27	$4	$4	$—
Costs, expenses and other income, net	(4)	(29)	(26)	(4)	(5)	—
Gain (loss) on sale of operation	—	—	—	(5)	3	—

Income (loss) and gain (loss) from discontinued operations, net of taxes	$1	$9	$1	$(5)	$2	$—

SFAS No. 144 provides that a long-lived asset classified as held for sale should be measured at the lower of its carrying amount or fair value less cost to sell. We believe that the carrying value of the Infra-red operations at October 31, 2007 was less than the estimated fair value less cost to sell, and no adjustment to the carrying value of this long-lived asset was necessary during the year ended October 31, 2007. In accordance with the provisions of SFAS No. 144, we ceased the amortization of the Infra-red operations’ intangible assets and the depreciation of the property and equipment in the fourth quarter of fiscal year 2007. Also, in accordance with the provisions of SFAS No. 144, we determined that the Infra-red operations became a discontinued operation in the fourth quarter of fiscal year 2007. Accordingly, its assets and liabilities and operating results have been segregated from the consolidated balance sheets and continuing operations in the consolidated statements of income for all periods presented.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

The following table presents the Infra-red operations’ assets and liabilities that were sold as of the closing date of the transaction (in millions):

Company
Assets:
Inventory	$4
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	$26

18.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No. 131, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the geographic location of the distributors or OEMs who purchased the Company’s products, which may differ from the geographic location of the end customers. Long-lived assets include property, plant and equipment and are based on the physical location of the assets (in millions):

	Malaysia and Singapore	United States	Rest of the World	Total
Predecessor
Net revenue:
One month ended November 30, 2005	$7	$41	$66	$114

Company
Net revenue:
Year ended October 31, 2006	146	467	786	1,399
Year ended October 31, 2007	308	274	945	1,527
Year ended November 2, 2008	340	326	1,033	1,699

Long-lived assets:
As of October 31, 2007	$140	$135	$17	$292
As of November 2, 2008	93	134	72	299

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

19.	Related Party Transactions

In connection with the SPG Acquisition, we entered into an Advisory Agreement with affiliates of Kohlberg Kravis Roberts & Co., or KKR, and Silver Lake Partners, or Silver Lake and, together with KKR, the Sponsors, for ongoing consulting and management advisory services. Affiliates of the Sponsors, through their investments in Bali Investments S.à.r.l., indirectly own over eighty percent of our shares. The Advisory Agreement requires us to pay each of the Sponsors a quarterly fee of $625,000, which is subject to a 5% increase each fiscal year during the agreement’s term. The Advisory Agreement has a 12-year term. See Note 20, “Commitments and Contingencies.” For the years ended October 31, 2006, October 31, 2007, November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 we recorded $5 million, $5 million, $6 million, $3 million (unaudited) and $3 million (unaudited) of expenses, respectively, in connection with the Advisory Agreement.

In connection with the closing of the SPG Acquisition and the related financings, collectively known as the Transactions, we paid to each of the Sponsors an advisory fee of $18 million for services provided to us in evaluating, negotiating, documenting, financing and closing the Transactions. In addition, in connection with the closing of any subsequent change of control transaction, acquisition, disposition or divestiture, spin-off, split-off or financing completed during the term of the Advisory Agreement (or after, if contemplated during the term) in each case with an aggregate value in excess of $25 million, we will pay each of the Sponsors a fee of 0.5% based on the aggregate value of such transaction. For the Storage and Printer ASICs dispositions (discussed in Note 17, “Discontinued Operations”), we paid the Sponsors each $3 million in advisory fees, which were charged to expense. For the Image Sensor operations disposition (discussed in Note 17, “Discontinued Operations”), we paid less than $1 million to the Sponsors. Pursuant to the advisory agreement, we also recorded less than $1 million (unaudited) of advisory fees payable to KKR and Silver Lake during each of the six months ended May 4, 2008 and May 3, 2009 in connection with qualifying acquisitions.

In connection with the SPG Acquisition, we entered into a management consulting agreement for post-acquisition support activities with KKR Capstone, or Capstone, a consulting company that works exclusively with KKR and its portfolio companies. Under this agreement, we paid $1 million to Capstone during the year ended October 31, 2006. An affiliate of Capstone was granted options to purchase 800,000 ordinary shares with an exercise price of $5.00 per share on February 3, 2006. One half of these options vest over four years, and the other half vests upon the achievement of certain company financial performance metrics defined in the Share Option Agreement, dated February 3, 2006. These options are subject to variable accounting and we recorded a charge of $2 million, $1 million, $2 million and $1 million (unaudited) for the years ended October 31, 2006, October 31, 2007, November 2, 2008, and the six months ended May 4, 2008, respectively, related to the issuance of these options. We recorded a credit of $1 million (unaudited) for the six months ended May 3, 2009 related to the issuance of these options.

Funds affiliated with Silver Lake are investors in Flextronics International Ltd., and Mr. James A. Davidson, a director, also serves as a director of Flextronics. Agilent sold its Camera Module Business to Flextronics in February 2005. In the ordinary course of business, we continue to sell to Flextronics, which in the years ended October 31, 2006, October 31, 2007, and

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

November 2, 2008 accounted for $191 million, $144 million, and $155 million of net revenue from continuing operations, respectively. During the six months ended May 4, 2008 and May 3, 2009, we recorded $80 million (unaudited) and $47 million (unaudited) of net revenue from continuing operations, respectively, to Flextronics. Trade accounts receivable due from Flextronics as of October 31, 2007, November 2, 2008 and May 3, 2009 were $23 million, $17 million, and $15 million (unaudited), respectively. Flextronics continued to pay the deferred purchase price in connection with its acquisition of the Camera Module Business at the rate of $1 million per quarter, which payment was completed in the first quarter of fiscal year 2008.

Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company effective July 2007. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the years ended October 31, 2007 and November 2, 2008 and six months ended May 4, 2008 and May 3, 2009 accounted for $20 million, $30 million, $14 million (unaudited) and $21 million (unaudited) of net revenue from continuing operations, respectively, and trade accounts receivable due from Hewlett-Packard Company as of October 31, 2007, November 2, 2008 and May 3, 2009, was $7 million, $7 million and $8 million (unaudited), respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the years ended October 31, 2007 and November 2, 2008, and the six months ended May 4, 2008 and May 3, 2009, operating expenses include $35 million, $32 million, $17 million (unaudited) and $14 million (unaudited), respectively, for services provided by Hewlett-Packard Company.

Mr. James Diller, a director, also serves on the board of directors PMC Sierra, Inc. as vice-chairman. In the ordinary course of business, we continue to sell to PMC Sierra, which in the years ended October 31, 2006, October 31, 2007, and November 2, 2008 and the six months ended May 4, 2008 and May 3, 2009 accounted for $2 million, $1 million, $3 million, $1 million (unaudited) and $1 million (unaudited) of net revenue from continuing operations, respectively. Trade accounts receivable due from PMC Sierra as of October 31, 2007, November 2, 2008 and May 3, 2009 were less than $1 million, less than $1 million, and zero (unaudited), respectively.

Ms. Mercedes Johnson, our former Senior Vice President, Finance and Chief Financial Officer, served as a director of Micron Technology, Inc. In December 2006, we completed the sale of our Image Sensor operations to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning that transaction.

Pursuant to an Amended and Restated Shareholder Agreement dated as of February 3, 2006 among Avago Technologies and participants in our investor group and certain other persons, three representatives of each Sponsor serve on Avago’s board of directors. In April 2006, Avago granted each member of its board of directors, including these individuals, an option to purchase 50,000 ordinary shares of Avago Technologies, with an exercise price of $5.00 per share (the fair market value on the date of the grant as determined by Avago’s board of directors), a term of 5 years and vesting at a rate of 20% per year from December 1, 2005. In addition, we will pay these individuals $50,000 per year for service on Avago’s board of directors, quarterly in arrears and prorated for any partial quarter.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

20.	Commitments and Contingencies

Commitments

Operating Lease Commitments.    We lease certain real property and equipment from Agilent and unrelated third parties under non-cancelable operating leases. Our future minimum lease payments under these leases at November 2, 2008 were $8 million for 2009, $7 million for 2010, $3 million for 2011, $2 million for 2012, $2 million for 2013, and $8 million thereafter.

Rent expense was $2 million, $13 million, $12 million and $13 million for the one month ended November 30, 2005, the years ended October 31, 2006, October 31, 2007, and November 2, 2008, respectively.

Capital Lease Commitments.    We lease a portion of our equipment from unrelated third parties under non-cancelable capital leases. Our future minimum lease payments under these leases at November 2, 2008 were $2 million for 2009, $2 million for 2010, $1 million for 2011, and $1 million for 2012, less than $1 million for 2013 and $1 million thereafter.

Related Party Commitments.    In the event that the advisory agreement described in Note 19. “Related Party Transactions” is terminated, KKR and Silver Lake will receive a lump sum payment equal to the present value of the annual advisory fees that would have been payable for the remainder of the term of the advisory agreement. The initial term of the advisory agreement is 12 years, and it extends annually thereafter for one year unless the advisory agreement is terminated through written notice by either party. Our future minimum advisory fees under the agreement are $6 million for 2009, $6 million for 2010, $6 million for 2011, $7 million for 2012, $7 million for 2013, and $32 million thereafter.

We use Hewlett-Packard Company as a service provider for information technology services. At November 2, 2008, our commitments under the information technology outsourcing agreement were $15 million for 2009, $9 million for 2010, $4 million for 2011, $4 million for 2012, $4 million for 2013, and $8 million thereafter.

Purchase Commitments.    At November 2, 2008, we had unconditional purchase obligations of $18 million for fiscal year 2009 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Other Contractual Commitments.    We entered into several agreements related to IT, human resources and financial infrastructure outsourcing and other services agreements. At November 2, 2008, our commitments under these agreements were $16 million for 2009, $11 million for 2010, $8 million for 2011, $5 million for 2012, $4 million for 2013, and $1 million thereafter.

Long-Term Debt.    At November 2, 2008, we had debt obligations of $703 million. None of these debt obligations are due before fiscal year 2013. Estimated future interest expense

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

payments related to debt obligations at November 2, 2008 were $75 million for 2009, $75 million for 2010, $75 million for 2011, $75 million for 2012, $72 million for 2013 and $65 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rate notes as was in effect on November 2, 2008, commitment fees, and letter of credit fees. See Note 9, “Senior Credit Facilities and Borrowings”.

Contingencies

We are subject to certain routine legal proceedings, as well as demands, claims and threatened litigation, that arise in the normal course of our business, including assertions that we may be infringing patents or other intellectual property rights of others. We currently believe the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined) will not materially affect our financial position, results of operations or cash flows. We also believe we would be able to obtain any necessary licenses or other rights to disputed intellectual property rights on commercially reasonable terms. However, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on us because of defense costs, negative publicity, timing of adverse resolutions, diversion of management resources and other factors. Our failure to obtain necessary license or other rights, or litigation arising out of intellectual property claims, could adversely affect our business.

Warranty

Commencing in the second quarter of fiscal year 2008, we notified certain customers of a product quality issue and began taking additional steps to correct the quality issue and work with affected customers to determine potential costs covered by our warranty obligations. We maintain insurance coverage for product liability and have been working with our insurance carrier to determine the extent of covered losses in this situation. Discussions are occurring with several customers, and one settlement occurred in the fourth quarter of fiscal year 2008 which was covered by insurance. We presently believe that amounts we have recorded in our financial statements along with expected insurance coverage proceeds will be adequate to resolve these claims, although this assessment is subject to change based on the ultimate resolution of this matter with customers and the insurance carrier. In addition, if the timing of settlement of claims with customers and the timing of determination of insurance recoveries do not occur in the same reporting periods, there could be material increases in charges to statement of operations in a future period and decreases in a subsequent period once insurance recoveries are deemed probable of realization.

Indemnifications to Hewlett-Packard

Agilent has given multiple indemnities to Hewlett-Packard Company in connection with its activities prior to its spin-off from Hewlett-Packard Company in June 1999 for the businesses that constituted Agilent prior to the spin-off. As the successor to the SPG business, we may acquire responsibility for indemnifications related to assigned intellectual property agreements. In our opinion, the fair value of these indemnifications is not material.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

Other Indemnifications

As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

21.	Predecessor Change in Accounting Policies

Stock-Based Compensation

Predecessor’s employees participated in Agilent’s stock-based compensation plans. Prior to November 1, 2005, Predecessor accounted for stock-based awards (based on Agilent’s stock) to employees using the intrinsic value method of accounting in accordance with APB No. 25 and related interpretations.

On November 1, 2005, Predecessor adopted the provisions of SFAS No. 123R using the modified prospective transition method. As a result, stock based compensation of $4 million was recorded in Predecessor statement of operations for the one month ended November 30, 2005.

The fair value of options granted prior to and post adoption of SFAS No. 123R was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Predecessor
One Month Ended November 30, 2005

Risk-free interest rate for options	4.3%
Risk-free interest rate for the 432(b) Plan	4.3%
Dividend yield	0.0%
Volatility for options(1)	29.0%
Volatility for the 423(b) Plan(1)	30.0%
Expected term for options (in years)(2)	4.25
Expected term for the 423(b) Plan (in years)(2)	0.5 to 1

(1)	During 2005, for Predecessor’s employee stock options, Predecessor used a 4-year period, of equally weighted historical volatility and market-based implied volatility for the computation of stock-based compensation.

(2)	In 2005, Predecessor refined the assumption for expected option life to 4 years, from Predecessor’s previous estimate of 5.5 years. In determining the estimate, Predecessor considered several factors, including the expected lives used by a peer group of companies and the historical option exercise behavior of Predecessor’s employees.

AVAGO TECHNOLOGIES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of May 3, 2009 and for the six months ended

May 4, 2008 and May 3, 2009 is unaudited)

SFAS No. 123 requires the use of highly subjective assumptions within option pricing models to determine the value of employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense based upon the accelerated vesting of the stock plans.

22.	Subsequent Events (unaudited)

On May 14, 2009, we announced a plan to further reduce our worldwide workforce by up to 200 employees and expect to record charges of $8 million to $10 million over the third and fourth fiscal quarters of 2009 in connection with this plan.

On July 20, 2009, our Compensation Committee approved a change in the vesting schedules associated with performance-based options to purchase 2.3 million ordinary shares outstanding under our equity incentive plans. This change will be accounted for as a modification under SFAS No. 123R and as a result, we expect to record approximately $17 million to $20 million in additional share-based compensation expense over the remaining service period.

On July 23, 2009, TriQuint Semiconductor, Inc. filed a complaint against us and certain of our subsidiaries in the U.S. District Court, District of Arizona seeking declaratory judgment that four of our patents relating to RF filter technology used in our wireless products are invalid and, if valid, that TriQuint’s products do not infringe any of those patents. In addition, TriQuint claims that certain of our wireless products infringe three of its patents. TriQuint is seeking damages in an unspecified amount, treble damages for alleged willful infringement, attorneys fees and injunctive relief. We intend to defend this lawsuit vigorously, which actions may include the assertion by us of counterclaims or additional claims against TriQuint related to our intellectual property portfolio.

Financial Statement Schedule

	Balance at Beginning of Period	Charged/ Credited to Net Income/(Loss)	Charges Utilized/ Write-offs	Balance at End of Period
	(in millions)
Accounts receivable allowances (1)
Year ended October 31, 2006	$—	$116	$(93)	$23
Year ended October 31, 2007	23	120	(123)	20
Year ended November 2, 2008	20	124	(125)	19

Tax valuation allowance
Year ended October 31, 2006	$—	$16	$—	$16
Year ended October 31, 2007	16	37	(2)	51
Year ended November 2, 2008	51	5	(25)	31

(1)	Accounts receivable allowances include allowance for doubtful accounts, sales returns and distributor credits.

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